Form 10-K, Exhibit 13
period 1997-12-31
CNB BANCORP INC /NY/
filed 1998-03-31
CIK 839928

CNB Bancorp, Inc.
1997 Annual Report

City
National
Bank
and Trust Company

DIRECTORS
CNB BANCORP, INC.
City National Bank and Trust Company

Theodore E. Hoye, Jr.
  Partner, Hoye & Hoye Attorneys

John C. Miller
  President, John C. Miller, Inc.
  Automobile Dealer

Frank E. Perrella
  President, Sira Corp.
  Consultant

Robert L. Maider
  Partner, Maider & Smith Attorneys

William N. Smith
  Chairman of the Board, President and Chief Executive
  Officer of the Company and the subsidiary Bank

Leon Finkle
  Chairman of the Board, Finkle Distributors, Inc.
  Candy and Tobacco Distribution

George A. Morgan
  Vice-President and Secretary of the Company and Executive Vice President, Cashier and Trust Officer of the subsidiary Bank

Clark Easterly, Sr.
  Chairman of the Board, The Johnstown Knitting Mill Company
  Manufacturer of Knitwear

Brian K. Hanaburgh
  Owner, D/B/A McDonald's Restaurants
  Fast Food Restaurants

Clark D. Subik
  President, Superb Leathers, Inc.
  Leather Merchandiser

Deborah H. Rose
  Vice-President, Hathaway Agency, Inc.
  General Insurance

HONORARY DIRECTORS
Lydon F. Maider
Richard B. Parkhurst
Edward F. Vonderahe
Henry C. Tauber
Lloyd Politsch
Henry Buanno
Alfred J. Washburn
Richard E. Hathaway
Paul E. Smith


FINANCIAL HIGHLIGHTS


                                                         1997                         1996                        1995

NET INCOME                                               $  3,100,667                 $  3,045,158                $  3,002,684
  Basic Earnings Per Share <F1>                                  1.94                         1.90                        1.88

CASH DIVIDENDS DECLARED                                  $  1,280,000                 $  1,184,000                $  1,088,000
  Per Share <F1>                                                  .80                          .74                         .68

STOCKHOLDERS' EQUITY AT
YEAR END                                                 $ 29,678,736                 $ 27,746,821                $ 25,979,378
  Per Share <F1>                                                18.55                        17.34                       16.24

RETURN ON AVERAGE
STOCKHOLDERS' EQUITY                                             10.8%                        11.3%                      12.2%

RETURN ON AVERAGE
ASSETS                                                           1.44%                        1.45%                       1.55%

TOTAL ASSETS AT YEAR-END                                 $222,324,505                 $214,761,753                $201,516,183


<F1> Per share amounts have been adjusted to reflect the 2 for 1 stock split effected through the 100% stock dividend declared in January 1997.


TO OUR STOCKHOLDERS'


    This is the fifteenth annual report that I have written for our organization, and I am pleased that it details a very good year with continued growth in earnings, loans and deposits. My sincere thanks to our dedicated Board of Directors and staff for their contributions to these achievements.

    The Board of Directors at their January 27, 1997 meeting declared a 2-for-1 stock split to shareholders of record February 10, 1997. The split was effectuated by a 100% stock dividend.

    Also in January, the Board increased the dividend for the thirty-first consecutive year. The dividend per share for the year was $.80, an increase of 8.1% as compared to $.74 in 1996. Total dividends paid for the year amounted to $1,280,000. At year-end, the bid price per share of stock was $33.00, an increase of $8.125 or 32.7% from the prior year.

    Net income and basic earnings per share in 1997 were $3,100,667 and $1.94, respectively, compared to $3,045,158 and $1.90 the prior year, after adjusting for the 2-for-1 stock split.

    Total assets at year-end were $222,324,505, an increase of $7,562,752 from the prior year. The bank experienced very good loan demand during the year as total loans, net of unearned income, reached $119,138,009, an increase of $12,152,790 or 11.4% year to year.

    Stockholders equity increased to $29,678,736, an increase of $1,931,915 or 7.0%. This resulted in a year-end equity to total assets ratio of 13.3%, an extremely strong ratio that compares very favorably to our regulatory bank holding company peer group average of 9.6% and places us in the 92nd percentile for capital strength within this group. This healthy capital position, along with other factors, recently received positive notice from two bank rating services. Based on the subsidiary Bank's performance for the quarter ended September 30, 1997, Veribanc, Inc. has accorded us their highest rating, the Blue Ribbon Bank designation and Bauer Financial Reports, Inc. has given us their highest rating of five stars, an award we have continuously earned since June 1, 1989. We are pleased to continue to receive this recognition for capital strength and safety and soundness.

    A major project this year has been the Year 2000 issue. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results when we reach the year 2000. This is commonly referred to as the Y2K problem and affects virtually all companies, including CNB Bancorp, Inc.

    The Federal Financial Institutions Examination Council has issued several interagency statements providing guidelines for the banking industry. The guidance to date has stressed two points: (1) banks must consider external sources of Year 2000 risk - vendors, funds-transfer and data-exchange networks, and potential credit risk exposure from borrowers who don't deal with their own Year 2000 problems; and (2) banks must have a comprehensive management plan to resolve this problem.

    We have established a Y2K committee, are actively dealing with these issues and are confident that when the year 2000 arrives, our systems will be prepared. Refer to the Financial Review - Impact of year 2000, page 8, for more in-depth information on this matter.

    As always, we welcome your comments and suggestions and please remember to use our banking services and recommend us to your friends and neighbors.

                              /s/ William N. Smith

                                William N. Smith
                             Chairman and President


Year End Total Assets
Five Years (1993 - 1997)


1993        $170,275
1994        $188,093
1995        $201,516
1996        $214,762
1997        $222,325




Net Income
Five Years (1993 - 1997)


1993       $2,576
1994       $2,825
1995       $3,003
1996       $3,045
1997       $3,101




Bid Price Per Common Share Year End <F1>
Five Years (1993 - 1997)


1993      $16.44
1994      $20.38
1995      $22.50
1996      $24.88
1997      $33.00


<F1> per share figures have been adjusted to reflect stock splits.



Dividend Paid Per Common Share <F1>
Five Years (1993 - 1997)


1993       $0.58
1994       $0.62
1995       $0.68
1996       $0.74
1997       $0.80


<F1> per share figures have been adjusted to reflect stock splits.


FINANCIAL REVIEW

    The financial review is a presentation of management's discussion and analysis of the consolidated financial condition and results of operations of CNB Bancorp, Inc. and its subsidiary City National Bank & Trust Company. The financial review is presented to provide a better understanding of the financial data contained in this report and should be read in conjunction with the consolidated financial statements and other schedules that follow.

    In addition to historical information, this Annual Report includes certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and its subsidiary Bank based on current management expectations. The Company's ability to predict results or the effect of future plans and strategies is inherently uncertain and actual results, performance or achievements could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state, and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the subsidiary Bank's loan and securities portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices.

    Results of Operations: The comparative consolidated statements of income summarizes income and expense for the last three years. The Company, again, achieved record earnings for 1997 of $3,100,667 as compared to $3,045,158 for 1996 an increase of 1.8% over the previous year. Net income for 1996 increased by 1.4% over that of 1995. The return on average assets for the three years ended December 31, 1997, 1996 and 1995 was 1.44%, 1.45% and 1.55%, respectively. The return on average equity for the same periods was 10.8%, 11.3% and 12.2%.

    Net interest income, the most significant component of earnings, is the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets. Changes in net interest income from year to year result from changes in the level and mix of the average balances (volume) of earning assets and interest-bearing liabilities and from the yield earned and the cost paid (rate). In the following discussion, interest income is presented on a fully taxable equivalent basis applying the statutory Federal income tax rate. Net interest income increased $404,781 or 4.4%, as compared to an increase of $317,158 or 3.6% for the previous year. The increase in 1997 was a result of higher volumes of loans throughout the year which increased the net interest margin from 4.58% to 4.66%. Interest and fees on loans for 1997 increased by $448,380 or 4.7% from the previous year, as compared to an increase of only $36,824 or 0.4%, for 1996 over 1995. The increase for 1997 was due primarily to higher volumes of consumer loans, which increased by $5.2 million on average over the previous year. Interest on securities was virtually unchanged for 1997 decreasing by only $3,192, as compared to an increase of $634,658 or 11.6% for 1996 over 1995. The small decrease in 1997 was due to the average volume of securities remaining approximately the same throughout the year. The increase in 1996 was primarily due to new deposit growth being invested in the investment portfolio. Interest on federal funds sold decreased $48,772 or 12.5%, as compared to an increase of $71,384 or 22.3% for 1996 over 1995. The decrease in 1997 was due to the lower volume of funds maintained to offset the decrease in short-term interest bearing liabilities.

    Total interest expense increased $17,047 in 1997 or 0.2% over that of 1996 as compared to an increase of $450,846 or 7.0% for 1996 over 1995, The small increase in 1997 was due to a higher volume of deposits in general but with a switch from higher cost certificates of deposit to lower cost core deposits.

    Total other income for 1997 increased by $65,642 or 9.2% due to higher fiduciary income, new non-deposit income, and higher credit card merchant discounts. Total other income for 1996 decreased by $30,937 or 4.1% due to the non recurring sale of our credit card receivables in 1995 at a gain of $67,000. Total other expense increased $336,351 or 7.4% over the preceding year as compared to an increase of $247,564 or 5.7% for 1996 over 1995. The 1997 increase was due mainly to higher salary and benefit costs, and higher data processing cost.

   For comparison purposes, the table below shows net interest income converted to a fully taxable equivalent basis to recognize the income tax savings between taxable and tax-exempt assets.



                                                                                                   % Change         % Change
                                     1997                1996                 1995                 1997/1996        1996/1995

Total interest income                $15,763,108         $15,304,960          $14,551,487           3.0%            5.2%
Total interest expense                 6,941,452           6,924,405            6,473,559           0.2             7.0

Net interest income                    8,821,656           8,380,555            8,077,928           5.3             3.7
Tax equivalent adjustment                734,782             771,101              756,570          (4.7)            1.9

Net interest income taxable
  equivalent basis                   $ 9,556,438         $ 9,151,656          $ 8,834,498           4.4%            3.6%


    Net interest rate spread, the difference between average earning asset yield and the cost of average interest bearing funds, increased from 1996 to 1997 by 7 basis points or 1.8% over the previous year, as compared to a decrease of 19 basis points or 4.7% from 1995 to 1996. Net interest margin, the amount of net interest income expressed as a percentage of average earning assets, increased for the year by 8 basis points or 1.7%, whereas the change from 1995 to 1996 decreased by 19 basis points or 4.0%. The increases in the net interest rate spread and the net interest margin for 1997 were attributed primarily to the funding of the growth in average loans with lower costing deposits.


Interest rate spread and net interest margin:
(Tax equivalent basis)


                                        1997                            1996                                 1995
                             Yearly                           Yearly                              Yearly
                             Average           Rate           Average            Rate             Average            Rate
                                                                                                     >

Earning Assets               $205,186,283      8.04%          $199,674,619       8.05%            $185,067,200       8.27%

Interest bearing
  liabilities                 168,148,482      4.13            164,667,366       4.21             $152,718,579       4.24

Net interest
  rate spread                                  3.91%                             3.84%                               4.03%

Net interest margin                            4.66%                             4.58%                               4.77%


    Financial Condition: Total assets at December 31, 1997 reached $222 million as compared to $215 million at December 31, 1996. Total loans outstanding reached $118 million at December 31, 1997 an increase of $12 million over December 31, 1996. This growth in loans was funded by an increase in deposits of $1 million, a reduction in federal funds sold of $5 million, a runoff in securities of $4 million and an increase in stockholders' equity of $2 million.

    The subsidiary Bank's main goal for 1997 was to improve the net interest margin by increasing the loan to deposit ratio. This ratio was 63.5% at December 31, 1997 as compared to 57.4% at December 31, 1996. One of the primary reasons for the growth in loans was an increase of nearly $6 million in the consumer lending area. This was attributable primarily to increases in new and used car lending through the purchases of dealer paper. Comercial lending also increased by $4.6 million primarily due to increased use of lines of existing customers and an increase in lending participations with other banks.

    The subsidiary Bank also began using repurchase agreements in the fourth quarter of 1997 as a means of leveraging some of the subsidiary Bank's capital to improve net interest income. These funds were used to purchase securities of approximately $4 million in the fourth quarter.

    Liquidity: The primary objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of the Company's funding needs, such as loan demand and customers' withdrawals from their deposit accounts. While the primary source of liquidity consists of maturing securities, other sources of funds are federal funds sold, repayment of loans, sale of securities available for sale, and growth of deposit accounts. Throughout 1998, approximately $17 million of securities are scheduled to mature and approximately $16 million become callable. In addition to existing liquid assets the subsidiary Bank maintains lines of credit with a correspondent bank and the Federal Home Loan Bank (FHLB) to supplement its short term borrowing needs.

    The subsidiary Bank has pledged certain of its assets as collateral for deposits of municipalities, FHLB borrowings and repurchase agreements. By utilizing collateralized funding sources, the subsidiary Bank is able to access a variety of cost effective sources of funds. Management monitors its liquidity position on a regular basis and does not anticipate any negative impact to its liquidity from pledging activities. While there are no known trends or demands that are likely to affect the Bank's liquidity position in any material way during the coming year, the above funds are available to satisfy any needs that may arise.

    Market Risk: Market risk is the risk of loss from adverse changes in market prices and interest rates. The subsidiary Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. Although the subsidiary Bank manages other risks, as in credit and liquidity risk, in the normal course of its business, management considers interest rate risk to be its most significant market risk and could potentially have the largest material effect on the subsidiary Bank's financial condition and results of operation. The subsidiary Bank does not currently have a trading portfolio or use derivatives to manage market and interest rate risk.

   The subsidiary Bank's interest rate risk management is the responsibility of the Asset/Liability Management Committee (ALCO), which reports to the Board of Directors. The committee, comprised of senior management, has developed policies to measure, manage and monitor interest rate risk. Interest rate risk arises from a variety of factors, including differences in the timing between the contractual maturity or repricing of the subsidiary Bank's assets and liabilities. For example, the subsidiary Bank's net interest income is affected by changes in the level of market interest rates as the repricing characteristics of its loans and other assets do not necessarily match those of its deposits, other borrowings and capital.

    In managing exposure, the subsidiary Bank uses interest rate sensitivity models that measure both net gap exposure and earnings at risk. The ALCO monitors the volatility of its net interest income by managing the relationship of interest rate sensitive assets to interest rate sensitive liabilities. The committee utilizes a simulation model to analyze net income sensitivity to movements in interest rates. The simulation model projects net interest income based on both an immediate rise or fall in interest rates of 200 basis point shock over a twelve month period. The model is based on the actual maturity and repricing characteristics of interest rate assets and liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities.

    The following table shows the approximate effect on the subsidiary Bank's net interest margin as of December 31, 1997, assuming an increase or decrease of 200 basis points in interest rates.



                                                                       Estimated net
                                       Change in Interest Rate         Interest Margin           Change in Net
                                       (basis points)                  ($000 omitted)            Interest Margin

                                       +200                            8,990                      1.9%
                                       +100                            9,003                      2.1
                                          0                            8,822                      0.0
                                       -100                            8,513                     (3.5)
                                       -200                            8,316                     (5.7)


    Another tool used to measure interest rate sensitivity is the cumulative gap analysis. The cumulative gap represents the net position of assets and liabilities subject to repricing in specified time periods. Deposit accounts without specified maturity dates, are modeled based on historical run-off characteristics of these products in periods of rising rates. At December 31, 1997, the Company had a positive one year cumulative gap position.

    The cumulative gap analysis is merely a snapshot at a particular date and does not fully reflect that certain assets and liabilities may have similar repricing periods but may in fact reprice at different times within that period and at differing rate levels. Management, therefore, uses the interest rate sinsitivity gap only as a general indicator of the potential effects of interest rate changes on net interest income. Management believes that the gap analysis is a useful tool only when used in conjunction with its simulation model and other tools for analyzing and managing interest rate risk.

    As of December 31, 1997 the subsidiary Bank was in an asset sensitive position which means that more assets are scheduled to mature or reprice within the next year than liabilities. The following table shows the interest rate sensitivity gaps as of December 31, 1997 highlighting the gap percentage within one year.



                                                                Balance Maturing or Subject to Repricing (In Thousands)
                                                                       After 3 Mo.       After One
                                                      Within           But Within        But Within        After
                                                      3 Months         1 Year            Five Years        Five Years     Total

At December 31, 1997
Interest Earning Assets:
   Securities <F1>                                    $18,999          $23,854           $29,801           $14,983        $ 87,637
   Total Loans, net of unearned discount               40,483           18,260            36,673            23,722         119,138
   Other Earning Assets                                 2,822                0                 0                 0           2,822
      Total Earning Assets                             62,304           42,114            66,474            38,705         209,597
Excess Fair Value Over Cost of Securities
   Available for Sale                                                                                                          653
Other Assets                                                                                                                12,075
TOTAL ASSETS                                                                                                              $222,325

Interest-Bearing Liabilities:
   Savings, NOW and MMDA                              $23,305          $ 5,948           $ 5,665           $47,062        $ 81,980
   Time Deposits                                       21,813           43,710            18,760                 0          84,283
   Other Interest-Bearing Liabilities                   2,142                0                 0             2,200           4,342
      Total Interest-Bearing Liabilities               47,260           49,658            24,425            49,262         170,605
Demand Deposits                                                                                                             21,391
Other Liabilties & Equity                                                                                                   30,329
TOTAL LIABILITIES & EQUITY                                                                                                 222,325
Interest Rate Sensitivity Gap                         $15,044          ($7,544)          $42,049          ($10,557)
Cumulative Interest Rate Sensitivity Gap              $15,044           $7,500           $49,549           $38,992        $ 38,992
                                                                           3.4%


<F1> Includes Available for Sale Securities and Investment Securities at
     amortized cost and FHLB and FRB stock at cost.


   Capital Resources: Stockholders' equity ended 1997 at $29,678,736 up $1,931,915 or 7.0%. At December 31, 1997 the ratio of stockholders' equity to total assets was 13.3%, as compared to 12.9% at December 31, 1996.

   As of December 31, 1990 banks were required to report new risk-based capital ratios that require bank holding companies to meet a ratio of qualifying total capital to risk-weighted assets. Risk-based assets are the value of assets carried on the books of the Company, as well as certain off-balance sheet items, multiplied by an appropriate factor as stipulated in the regulation. Tier 1 capital consists of common stock and qualifying stockholders' equity. Total capital consists of Tier 1 capital plus a portion of the allowance for loan losses. Currently the minimum risk-based ratios, as established by the Federal Reserve Board, for Tier 1 and total capital are 4% and 8%, respectively. Additionally, the Federal Reserve Board requires a minimum leverage ratio of 3%. At December 31, 1997 the Company had Tier 1 and total risk-based capital ratios of 24.0% and 25.3%, respectively. The Company also maintained a leverage ratio of 13.4% as of December 31, 1997. The leverage ratio is defined as Tier 1 capital in relation to fourth quarter average assets. These strong ratios are well in excess of regulatory minimums, and well above the average for peer banks and the industry as a whole.

   Provision for loan losses: The adequacy of the allowance for loan losses is determined by management's evaluation of the quality of the loan portfolio on a quarterly basis. This is an integral part of the loan function which includes the identification of past due loans, non performing loans, the recognition of the current economic environment and the review of historical loss experience.

   Non performing loans, defined as non accruing loans, loans 90 days or more past due and still accruing interest and loans restructured in a troubled debt restructuring, ended 1997 at $371,009 or 0.3% of loans net of unearned income. Non performing loans at December 31, 1996 were $1,236,536 or 1.2% of loans net of unearned income. There were no troubled debt restructured loans as of December 31, 1997 or 1996. There are no other loans in the Company's portfolio that management is aware of that pose significant adverse risk to the eventual full collection of principal.

   The provision for loan losses for 1997 was $255,000, compared to $220,000 in 1996 and $230,000 in 1995. Net charge-offs were $383,342, $105,081 and $63,753 for the years 1997, 1996 and 1995, respectively. The increase in charge-offs in 1997 was primarily attributable to one commercial relationship that totaled $189,941. The allowance at year-end 1997 was 1.3% of loans net of unearned income, as compared to 1.5% for year-end 1996.

   Deferred tax asset valuation allowance: Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. The valuation allowance of $149,713 and $155,928 as of December 31, 1997 and 1996, respectively, relates to New York State deferred tax assets due to the lack of carryback and carryforward provisions available in New York State. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 1997 and 1996 will be realized.

   Impact of year 2000: Entering the year 2000 presents a complicated problem to industries worldwide including the banking industry. The year 2000 problem originates in the method used to code dates in computer software and hardware. Most computer systems and programs use six digit date fields (YYMMDD) allowing only two digits for the year. As we enter the year 2000, the two digit year field will read 00. Most computer systems will interpret 00 as 1900 not as 2000. The potential impact is the inability of computer systems to function properly since the date being read is incorrect.

   A committee lead by senior management has been formed to evaluate and solve the year 2000 problem for the subsidiary Bank. The committee has contacted all of the bank's software and hardware vendors to request information on the status of their year 2000 compliance status. The subsidiary Bank is also working closely with ALLTEL Information Services, its data processing provider, regarding year 2000 compliance. On January 26, 1998 the subsidiary Bank entered into a new contract with ALLTEL to provide for data processing on its HORIZON Banking system with a provision that the system will be 2000 compliant on or before December 31, 1998. The committee has also implemented a plan to evaluate the subsidiary Bank's commercial customers' attention to the year 2000 problem.

   The committee will continue to monitor all software and hardware until necessary updates have been installed and all systems are ready to enter the year 2000. The subsidiary Bank is confident that we will enter the year 2000 without significant problems. The Company believes the costs of the year 2000 compliance will not have a material impact on its consolidated financial condition or results of operations.



FIVE YEAR SUMMARY OF OPERATIONS
(In thousands, except per share data)


December 31,                                     1997             1996              1995              1994             1993

Consolidated statement of income data
Interest Income:
   Loans                                         $  9,989         $  9,541          $  9,504          $  8,092         $  7,200
Securities <F1>                                     5,428            5,369             4,727             4,170            4,341
Money market instruments                              346              395               320               197              194
      Total interest income                        15,763           15,305            14,551            12,459           11,735
Interest expense:
   Deposits                                         6,909            6,914             6,451             4,729            4,616
   Borrowings                                          32               10                22                15                4
      Total interest expense                        6,941            6,924             6,473             4,744            4,620
Net interest income                                 8,822            8,381             8,078             7,715            7,115
Provision for loan losses                             255              220               230               310              325
Net interest income after provision
   for loan losses                                  8,567            8,161             7,848             7,405            6,790
Other income                                          783              717               748               759              612
Other expenses                                      4,898            4,562             4,314             4,199            4,024
Income before income taxes and cumulative
   effects of changes in accounting principles      4,452            4,316             4,282             3,965            3,378
Applicable income taxes                             1,351            1,271             1,279             1,140              883
Income before cumulative effects of changes
   in accounting principles                         3,101            3,045             3,003             2,825            2,495
Cumulative effects of changes in accounting
   principles (net of income tax effect)                0                0                 0                 0               81
Net income                                       $  3,101         $  3,045            $3,003          $  2,825         $  2,576
Per share data: <F2>
   Basic earnings per share                          1.94             1.90              1.88              1.77             1.61
   Cash dividends paid                                .80              .74               .68               .62              .58
Selected year-end
   consolidated statement of condition data:
      Total assets                               $222,325         $214,762          $201,516          $188,093         $170,275
      Securities <F1>                              88,290           87,886            77,664            73,898           77,017
      Net loans                                   117,646          105,365           102,969            99,336           82,793
      Deposits                                    187,655          186,422           174,348           164,516          147,874
      Stockholders' equity <F1>                    29,679           27,747            25,979            22,925           21,857


<F1> Securities figures include investment securities, securities available for sale, FRB and FHLB stock. In 1997, 1996, 1995 and 1994 securities available for sale were recorded at fair value with any net unrealized gain or loss at December 31 included in stockholder's equity, on a net of tax basis. Prior to 1994, securities available for sale, if any, were recorded at the lower of amortized cost or fair value.
<F2> Per share amounts have been adjusted to reflect the 2 for 1 stock splits effected through the 100% stock dividends declared in January 1997 and December 1993.




CONSOLIDATED STATEMENTS OF CONDITION


                                                                                                       December 31,
ASSETS:                                                                                      1997                    1996

Cash and cash equivalents
   Non-interest bearing                                                                      $  6,584,697            $  8,323,677
   Interest bearing                                                                                21,610                  38,296
   Federal funds sold                                                                           2,800,000               8,000,000
      Total cash and cash equivalents                                                           9,406,307              16,361,973
Securities available for sale, at fair value (note 3)                                          54,358,068              56,120,310
Investment securities (approximate fair value at 12/31/97-
   $33,790,044; at 12/31/96 - $31,477,028) (note 4)                                            33,047,379              30,930,765
Investments required by law, stock in Federal Home Loan Bank
   of New York and Federal Reserve Bank of New York, at cost                                      884,300                 834,800
Loans (note 5)                                                                                128,551,564             115,048,050
   Unearned income                                                                             (9,413,555)             (8,062,831)
   Allowance for loan losses (note 6)                                                          (1,491,736)             (1,620,078)
      Net loans                                                                               117,646,273             105,365,141
Premises and equipment (note 7)                                                                 2,507,529               2,747,681
Accrued interest receivable                                                                     1,412,434               1,403,082
Other assets                                                                                    3,062,215                 998,001
            Total assets                                                                     $222,324,505            $214,761,753

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
   Demand (non-interest bearing)                                                              $21,391,440            $ 18,616,607
   Regular savings, N.O.W. and money market accounts                                           81,980,001              84,212,947
   Certificates and time deposits of $100,000 or more (note 8)                                 25,502,435              28,305,295
   Other time deposits (note 8)                                                                58,780,640              55,287,632
            Total deposits                                                                    187,654,516             186,422,481
Securities sold under agreements to repurchase (note 9)                                         4,322,267                     593
Other liabilities                                                                                 668,986                 591,858
            Total liabilities                                                                 192,645,769             187,014,932
Commitments and contingent liabilities (notes 10 & 12)

STOCKHOLDERS' EQUITY
Common stock, $2.50 par value, 5,000,000 shares authorized, 1,600,000 shares issued and outstanding in 1997 - $5.00 par value
   2,000,000 shares authorized, 800,000 shares issued and outstanding in 1996                   4,000,000               4,000,000
Surplus                                                                                         4,000,000               4,000,000
Undivided profits                                                                              21,286,487              19,465,820
Net unrealized gain on available for sale securities (net of tax effect)                          392,249                 281,001
            Total stockholders' equity                                                         29,678,736              27,746,821
            Total liabilities and stockholders' equity                                       $222,324,505            $214,761,753


See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF INCOME


                                                                                   Years Ended December 31,
                                                                      1997                    1996                    1995

INTEREST AND DIVIDEND INCOME:
    Interest and fees on loans                                        $ 9,989,520             $ 9,541,140             $ 9,504,316
    Interest on federal funds sold                                        342,560                 391,332                 319,948
    Interest on balances due from depository institutions                   3,103                   3,114                       0
    Interest on securities available for sale                           3,356,108               3,333,142               2,985,145
    Interest on investment securities                                   2,015,369               2,005,208               1,733,078
    Dividends on FRB & FHLB stock                                          56,448                  31,024                   9,000
          Total interest and dividend income                           15,763,108              15,304,960              14,551,487

INTEREST EXPENSE:
    Interest on deposits:
       Certificates and time deposits of $100,000 or more               1,886,966               1,961,242               1,609,835
       Regular savings, NOW and money market accounts                   1,927,419               2,072,334               2,056,015
       Other time deposits                                              3,095,192               2,880,335               2,786,027
    Interest on securities sold under agreements
       to repurchase                                                       30,628                  10,341                  20,060
    Interest on other borrowed money                                        1,247                     153                   1,622
          Total interest expense                                        6,941,452               6,924,405               6,473,559

NET INTEREST INCOME:                                                    8,821,656               8,380,555               8,077,928
    Provision for loan losses (note 6)                                    255,000                 220,000                 230,000

NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                                                     8,566,656               8,160,555               7,847,928

OTHER INCOME:
    Income from fiduciary activities                                      125,569                 107,824                 120,046
    Service charges on deposit accounts                                   333,192                 358,085                 327,161
    Net gain on sale of securities available for sale                       1,378                       0                       0
    Other income                                                          322,479                 251,067                 300,706
          Total other income                                              782,618                 716,976                 747,913

OTHER EXPENSES:
    Salaries and employee benefits                                      2,531,477               2,383,495               2,165,637
    Occupancy expense, net                                                298,067                 284,050                 254,207
    Furniture and equipment expense                                       317,593                 310,734                 288,100
    External data processing expense                                      479,121                 441,082                 408,311
    F.D.I.C. insurance expense                                             22,861                   2,000                 190,079
    Printing, stationery and supplies                                     142,577                 156,101                 142,243
    Other expense                                                       1,106,023                 983,906                 865,227
          Total other expenses                                          4,897,719               4,561,368               4,313,804

INCOME BEFORE INCOME TAXES                                              4,451,555               4,316,163               4,282,037
    Applicable income taxes (note 11)                                   1,350,888               1,271,005               1,279,353

NET INCOME                                                            $ 3,100,667             $ 3,045,158             $ 3,002,684

Basic earnings per share (1,600,000 shares) <F1>                            $1.94                   $1.90                   $1.88

See accompanying notes to consolidated financial statements.


<F1> Per share amounts have been adjusted to reflect the 2 for 1 stock split effected through the 100% stock dividend declared in January 1997.




CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                              For the three years ended December 31, 1997
                                                                                                     Net Unrealized
                                                                                                     Gain/(Loss)
                                                                                                     on Securities
                                                                                                     Available for   Total
                                                Common                             Undivided         Sale, Net       Stockholders'
                                                Stock             Surplus          Profits           of Tax Effect   Equity

Beginning balance, January 1, 1995              $ 4,000,000       $ 4,000,000      $15,689,978       $ (765,037)     $22,924,941
Net income - 1995                                         0                 0        3,002,684                0        3,002,684
Change in net unrealized loss on securities
    available for sale, net of tax effect                 0                 0                0        1,139,753        1,139,753
Cash dividends paid on common stock                       0                 0       (1,088,000)               0       (1,088,000)
Ending balance, December 31, 1995                 4,000,000         4,000,000       17,604,662          374,716       25,979,378
Net income - 1996                                         0                 0        3,045,158                0        3,045,158
Change in net unrealized gain on
    securities available for sale, net
    of tax effect                                         0                 0                0          (93,715)         (93,715)
Cash dividends paid on common stock                       0                 0       (1,184,000)               0       (1,184,000)
Ending balance, December 31, 1996                 4,000,000         4,000,000       19,465,820          281,001       27,746,821
Net income - 1997                                         0                 0        3,100,667                0        3,100,667
2 for 1 stock split (800,000 shares)              4,000,000        (4,000,000)               0                0                0
Reduce par value from $5.00 to $2.50             (4,000,000)        4,000,000                0                0                0
Change in net unrealized gain on
    securities available for sale,
    net of tax effect                                     0                 0                0          111,248          111,248
Cash dividends paid on common stock                       0                 0       (1,280,000)               0       (1,280,000)
Ending balance, December 31, 1997               $ 4,000,000       $ 4,000,000      $21,286,487       $  392,249      $29,678,736

See accompanying notes to consolidated financial statements.




CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Years Ended December 31,
                                                                     1997                    1996                    1995
Cash flows from operating activities:
    Net income                                                       $ 3,100,667             $  3,045,158            $  3,002,684
Adjustments to reconcile net income to cash and cash
    equivalents provided by operating activities:
       (Increase) decrease in interest receivable                          (9,352)                 94,707                (187,140)
       (Increase) decrease in other assets                             (2,054,310)                181,558                   4,996
       Increase in other liabilities                                       77,128                 228,397                  21,522
       Deferred income tax (benefit) expense                               61,716                 (63,403)                 (7,592)
       Depreciation                                                       296,311                 277,759                 245,660
       Amortization of premiums/discounts on
          securities, net                                                 129,064                 162,689                 189,277
       Net gain on sale of securities available for sale                   (1,378)                      0                       0
       Provision for loan losses                                          255,000                 220,000                 230,000
       Total adjustments                                               (1,245,821)              1,101,707                 496,723

          Net cash provided by operating activities                     1,854,846               4,146,865               3,499,407

    Cash flows from investing activities:
       Purchase of investment securities                               (8,968,259)            (13,902,313)            (11,009,829)
       Purchase of securities available for sale                      (16,504,848)            (21,584,443)            (10,777,661)
       Purchase of FRB and FHLB stock                                     (49,500)               (684,800)                      0
       Proceeds from matured investment securities                      6,787,903               9,671,853              11,212,252
       Proceeds from matured securities available for sale             18,133,523              15,955,203               8,538,284
       Proceeds from sale of securities available for sale                253,691                       0                       0
       Net increase in loans                                          (12,680,572)             (2,780,908)             (3,980,134)
       Capital expenditures, net                                          (56,159)               (915,572)               (407,696)

          Net cash used by investing activities                       (13,084,221)            (14,240,980)             (6,424,784)

    Cash flows from financing activities:
       Net increase in deposits                                         1,232,035              12,074,274               9,832,652
       Increase (decrease) in securities sold under
          agreement to repurchase                                       4,321,674                (824,544)                514,360
       Payment of dividends                                            (1,280,000)             (1,184,000)             (1,088,000)

          Net cash provided by financing activities                     4,273,709              10,065,730               9,259,012
    Net increase (decrease) in cash and cash equivalents               (6,955,666)                (28,385)              6,333,635

    Cash and cash equivalents beginning of year                        16,361,973              16,390,358              10,056,723

    Cash and cash equivalents end of year                            $  9,406,307            $ 16,361,973            $ 16,390,358

    Supplemental disclosures of cash flow information:
       Cash paid during the year:
          Interest                                                   $  7,118,222            $  6,762,177            $  6,440,536
          Income taxes                                                  1,146,076               1,390,102               1,302,499

    Supplemental schedule of noncash investing activities:
       Net reduction in loans resulting from the transfer
          to real estate owned                                           $144,440            $    164,772            $    116,711
       Change in net unrealized gain/(loss) on securities
          available for sale (net of deferred tax changes of
          $72,820 at 12/31/97, $65,824 at 12/31/96 and
          $668,544 at 12/31/95)                                           111,248                 (93,715)              1,139,753

See accompanying notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accounting and reporting policies of CNB Bancorp, Inc. (Company) and City National Bank and Trust Company (subsidiary Bank) conform to generally accepted accounting principles in a consistent manner and are in accordance with the general practices within the banking field. The following is a summary of the significant policies used in the preparation of the consolidated financial statements.

   PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary after elimination of all significant intercompany transactions. The investment in the subsidiary Bank is carried under the equity method of accounting.

   SECURITIES - Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold securities to maturity, they are classified as investment securities and are stated at amortized cost. If securities are purchased for the purpose of selling them in the near term, they are classified as trading securities and they are reported at fair value with unrealized holding gains and losses reflected in current earnings. All other securities are classified as securities available for sale and are reported at the fair value, with net unrealized gains or losses reported, net of income taxes, as a separate component of stockholders' equity. A decline in the fair value of any security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

   Nonmarketable equity securities such as Federal Reserve Bank stock, and Federal Home Loan Bank stock, are carried at cost. These investments are required for membership.

   Gains and losses on the disposition of all securities are based on the adjusted cost of the specific security sold. The adjusted cost of each debt security sold is determined by taking the stated cost and adjusting for any amortization of premiums or accretion of discount to the earlier of call or maturity date. At December 31, 1997 and 1996 the subsidiary Bank did not have any securities classified as trading securities.

   LOANS - Loans are shown at their principal amount outstanding, less any unearned discount and the allowance for loan losses. Interest income on commercial and real estate loans is accrued on the basis of unpaid principal. Interest on installment loans is accrued based on methods that approximate the interest method.

   Loan income is recognized on the accrual basis of accounting. When, in the opinion of management, the collection of interest and/or principal is in doubt, the loan is categorized as non-accrual. Generally, loans past due greater than 90 days are categorized as non-accrual. Thereafter, no interest is taken into income until received in cash or until such time as the borrower demonstrates the ability to make scheduled payments of interest and principal.

   Management considers a loan to be impaired if, based on current information, it is probable that the subsidiary Bank will be unable to collect all scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price of the fair value of collateral if the loan is collateral dependent. Except for loans restructured in a troubled debt restructuring subsequent to January 1, 1995, management excludes large groups of smaller balance homogeneous loans such as residential mortgages and consumer loans which are collectively evaluated. Impairment losses, if any, are recorded through a charge to the provision for loan losses.

   ALLOWANCE FOR LOAN LOSSES - The allowance is increased by provisions for loan losses charged to operating expense and decreased by loan charge-offs net of recoveries. Adequacy of the allowance and determination of the amount to be charged to operating expense are based on an evaluation of the loan portfolio, its overall composition, size of the individual loans, concentration by industry, past due and non-accrual loan statistics, historical loss experience and general economic conditions in the Company's market area.

   While management uses all of the above information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments or information available to them at the time of their examination which may not be presently available.

   OTHER REAL ESTATE OWNED - Included in other assets is other real estate owned which consists of properties acquired through foreclosure or by acceptance of a deed in lieu of foreclosure. These assets are recorded at the lower of the recorded investment in the loan or fair value of the property, less any estimated costs of disposal. Loan losses arising from the acquisition of such assets are charged to the allowance for loan losses and subsequent valuation write-downs are charged to non interest expense. Operating costs associated with the properties are charged to expense as incurred. Gains on the sale of other real estate owned are included in income when title has passed and the sale has met the minimum down payment requirements prescribed by Generally Accepted Accounting Principles.

   BANK PREMISES AND EQUIPMENT - These assets are reported at cost less accumulated depreciation. Depreciation is charged to operating expense over the useful lives of the assets using the straight line method. Maintenance and repairs are charged to operating expense as incurred.

   INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's policy is that deferred tax assets are reduced by a valuation reserve if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In considering if it is more likely than not that some or all of the deferred tax assets will be realized, the Company considers temporary taxable differences, historical taxes and estimates of future taxable income.

   DIVIDEND RESTRICTIONS - Certain restrictions exist regarding the ability of the subsidiary Bank to transfer funds to the Company in the form of cash dividends. The approval of the Comptroller of the Currency is required to pay dividends in excess of the subsidiary Bank's earnings retained in the current year plus retained net profits, as defined, for the preceding two years.

    CASH FLOWS - Cash and cash equivalents as shown in the consolidated statements of condition and consolidated statements of cash flows consists of cash, due from banks, and federal funds sold.

    FINANCIAL INSTRUMENTS - The Company is a party to certain financial instruments with off-balance sheet risk, such as commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. The Company's policy is to record such instruments when funded.

   USE OF ESTIMATES - The preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   NEW ACCOUNTING PRONOUNCEMENTS - In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128), which establishes standards for computing, presenting and disclosing earnings per share (EPS) for entitles with publically held common stock. This Statement supersedes Accounting Principles Board Opinion No. 15, "Earnings per Share" are related interpretations.

   The Company has computed basic earnings per share by dividing net income available to common stockholders by the weighted average number of common shares outstanding, retroactively adjusted for stock splits and dividends. On December 31, 1997, the Company adopted the provisions of SFAS No. 128. Adoption of this statement had no effect on the Company as it has no potentially dilutive securities.

   PER SHARE INFORMATION - In January 1997, the Company declared a two-for-one stock split, effected by means of a stock dividend paid on February 18, 1997. All share and per share data included in the consolidated financial statements and in the related notes thereto have been retroactively adjusted to reflect the stock split.

   RECLASSIFICATIONS - Amounts in the prior years' consolidated financial statements are reclassified, whenever necessary, to conform to the presentation in the current years' consolidated financial statements.

Note 2:  RESERVE REQUIREMENTS

   The subsidiary Bank is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and cash equivalents, was approximately $1,169,000 and $1,155,000 at December 31, 1997 and 1996, respectively.

Note 3:  SECURITIES AVAILABLE FOR SALE

   The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities available for sale as of December 31 are as follows:


                                                                                                1997
                                                                                           ($000 Omitted)
                                                                                       Gross            Gross          Estimated
                                                                   Amortized           Unrealized       Unrealized     Fair
                                                                   Cost                Gains            Losses         Value

U.S. Treasury securities                                           $15,988             $ 39             $  0           $16,027
Obligations of U.S. Government agencies                             18,152              212               95            18,269
Collateralized mortgage obligations:
    U.S. Government agencies                                        10,242               60               50            10,252
Obligations of states and political subdivisions                     9,323              487                0             9,810
    Total securities available for sale                            $53,705             $798             $145           $54,358



                                                                                                1996
                                                                                           ($000 Omitted)
                                                                                       Gross            Gross          Estimated
                                                                   Amortized           Unrealized       Unrealized     Fair
                                                                   Cost                Gains            Losses         Value

U.S. Treasury securities                                           $17,987             $ 65             $  7           $18,045
Obligations of U.S. Government agencies                             17,008              111              163            16,956
Collateralized mortgage obligations:
    U.S. Government agencies                                        10,686               39               85            10,640
Obligations of states and political subdivisions                     9,970              510                1            10,479
    Total securities available for sale                            $55,651             $725             $256           $56,120


   The amortized cost and estimated fair value of debt securities available for sale at December 31, 1997, by contractual maturity, are shown in the accompanying table. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage backed securities are included in this schedule based on the contractual maturity date.



                                                                                           ($000 Omitted)
                                                                                                        Estimated
                                                                                       Amortized        Fair
                                                                                       Cost             Value

Due in one year or less                                                                $14,839          $14,898
Due after one year through five years                                                   11,681           11,853
Due after five years through ten years                                                   6,104            6,321
Due after ten years                                                                     21,081           21,286
    Total debt securities available for sale                                           $53,705          $54,358


   Proceeds from sales of securities available for sale during 1997 were $253,691. There were no sales of securities available for sale in 1996 and 1995. Gross gains in 1997 were $1,378. There were no losses on sales during 1997.

   The fair value of all securities available for sale pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 1997 and 1996 were $33,570,922 and $33,172,200, respectively. Actual deposits secured by these securities at December 31, 1997 and 1996 were $10,285,222 and $15,817,857, respectively. Repurchase agreements secured by these securities at December 31, 1997 and 1996 were $4,322,267 and $593, respectively.

Note 4:  INVESTMENT SECURITIES

   The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities as of December 31 are as follows:


                                                                                                1997
                                                                                           ($000 Omitted)
                                                                                       Gross            Gross          Estimated
                                                                   Amortized           Unrealized       Unrealized     Fair
                                                                   Cost                Gains            Losses         Value

Obligations of U.S. Government
    agencies                                                       $20,732             $103             $ 36           $20,799
Obligations of states and political subdivisions                    12,315              676                0            12,991
    Total investment securities                                    $33,047             $779             $ 36           $33,790



                                                                                                1996
                                                                                           ($000 Omitted)
                                                                                       Gross            Gross          Estimated
                                                                   Amortized           Unrealized       Unrealized     Fair
                                                                   Cost                Gains            Losses         Value

Obligations of U.S. Government
    agencies                                                       $18,811             $ 55             $125           $18,741
Obligations of states and political subdivisions                    12,120              633               17            12,736
    Total investment securities                                    $30,931             $688             $142           $31,477


   The amortized cost and estimated fair value of investment securities at December 31, 1997, by contractual maturity, are shown in the accompanying table. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                           ($000 Omitted)
                                                                                                        Estimated
                                                                                       Amortized        Fair
                                                                                       Cost             Value

Due in one year or less                                                                $ 2,182          $ 2,195
Due after one year through five years                                                   15,385           15,736
Due after five years through ten years                                                  13,183           13,490
Due after ten years                                                                      2,297            2,369
    Total investment securities                                                        $33,047          $33,790


    There were no sales of investment securities in 1997, 1996 or 1995.

    The amortized cost of all investment securities pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 1997 and 1996 were $25,121,913 and $21,384,610, respectively. Actual deposits secured by these securities at December 31, 1997 and 1996 were $16,937,012 and $16,784,384, respectively.

Note 5:  LOANS

   Loans on the accompanying consolidated statement of financial condition are comprised of the following at December 31,


                                                                                              ($000
                                                                                              Omitted)
                                                                                      1997             1996
Commercial and Commercial Real Estate                                                 $ 37,265         $ 32,685
Residential Real Estate                                                                 46,750           44,583
Installment                                                                             44,537           37,780
    Total loans                                                                       $128,552         $115,048


   Non-accrual loans at December 31, 1997, 1996 and 1995 were $282,605, $679,914 and $681,386, respectively. The difference between the interest collected on these loans and recognized as income and the amounts which would have been accrued is not significant. There were loans ninety days past due and still accruing interest of $88,404, $556,622 and $352,480 as of December 31, 1997, 1996 and 1995, respectively.

   In the ordinary course of business, the subsidiary Bank has made loans to certain directors and executive officers of the Company and the subsidiary Bank, and other related parties. Such transactions are on substantially the same terms, including interest rates and collateral on loans, as comparable transactions made to others. Total loans to these persons and companies on December 31, 1997 and 1996 amounted to $2,193,639 and $1,868,941, respectively. During 1997, $8,964,484 of new loans were made and repayments totaled $8,639,786.

   As of December 31, 1997 and 1996 there were $277,812 and $679,914 of commercial loans that were placed on nonaccrual status and were classified as impaired loans, respectively. As of December 31, 1997 and 1996, $56,000 and $272,000 of the allowance for loan losses was allocated to the impaired loans outstanding, respectively. During, 1997, 1996 and 1995, the average balance of impaired loans was $497,994, $655,648 and $171,184, respectively. Interest income of $10,197, $15,974 and $14,763 was recognized on impaired loans during 1997, 1996 and1995, respectively.

   The subsidiary Bank's primary business area consists of the County of Fulton and, therefore, there are certain concentrations of loans and loan commitments within that geographic area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of this region. At December 31, 1997 and 1996, the only area of industry concentration that existed within the subsidiary Bank's commitments were to the leather and leather-related industries. Outstanding commitments to this segment were $4.5 million as of December 31, 1997 and $4.6 million as of December 31, 1996. These figures represent 19.3% of the total commitments outstanding at the end of each respective year. Loans outstanding to this segment were $5.5 million as of December 31, 1997 and $5.4 million as of December 31, 1996. These figures represent 4.3% and 4.7% of gross loans outstanding at the end of each respective year.

Note 6:  ALLOWANCES FOR LOAN LOSSES

   A summary of the changes in the allowance for loan losses is as follows:



                                                                                     1997              1996             1995

Balance at beginning of year                                                         $1,620,078        $1,505,159       $1,338,912
Recoveries credited                                                                      21,052            21,787           35,405
Provision for loan losses                                                               255,000           220,000          230,000
Less: Charged off loans                                                                (404,394)         (126,868)        (99,158)

Balance at end of year                                                               $1,491,736        $1,620,078       $1,505,159


Note 7:  BANK PREMISES AND EQUIPMENT



Premises and equipment at December 31,                                                              1997             1996

Land                                                                                                $   604,085      $   604,085
Bank Premises                                                                                         2,245,011        2,245,011
Equipment, furniture and fixtures                                                                     1,914,029        1,881,601
                                                                                                      4,763,125        4,730,697
Less: Accumulated depreciation and amortization                                                      (2,255,596)      (1,983,016)

   Total bank premises and equipment                                                                $ 2,507,529      $ 2,747,681


   Depreciation expense amounted to $296,311, $277,759 and $245,660 for the years 1997, 1996 and 1995, respectively.

Note 8:  DEPOSITS

   The approximate amount of contractual maturities of certificates and time deposit accounts for the years subsequent to December 31, 1997 are as follows:


                                             Years Ended December 31,
                                             1998                        $65,523,124
                                             1999                         12,894,769
                                             2000                          3,605,956
                                             2001                          1,189,908
                                             2002                          1,069,318
                                                                         $84,283,075


Note 9: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

   For the years ended December 31, 1997 and 1996, the average balance of Securities Sold Under Agreements to Repurchase was $570,959 and $275,654, respectively. The highest month end balances for these securities during 1997 and 1996 were $4,322,267 and $593,116, respectively.

   The underlying securities associated with customer repurchase agreements are under the control of the subsidiary Bank. The underlying securities associated with repurchase agreements with the Federal Home Loan Bank and brokerage firms are held in collateral accounts for our account until maturity of the agreements.

Note 10:  EMPLOYEE BENEFIT PLANS

   Pension Plan - The subsidiary Bank is a member of the New York State Bankers Retirement System and offers a non-contributory defined benefit retirement plan to substantially all full-time employees. Benefit payments to retired employees are based upon their length of service and percentages of average compensation during the final three to five years of employment. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Assets of the plan are primarily invested in equity and debt securities.

   The following table sets forth the plan's funded status as of a September 30 measurement date, and the amounts recognized in the accompanying consolidated financial statements.


                                                                                    1997              1996

Actuarial present value benefit obligations:
  Accumulated benefit obligation, including vested
    benefits of $1,952,752 and $1,790,513
    in 1997 and 1996, respectively.                                                 ($1,957,130)      ($1,794,785)
  Projected benefit obligation for service rendered to date                         ($2,589,474)      ($2,332,781)
  Plan assets at fair value                                                           3,338,472         2,722,500
  Plan assets in excess of the projected benefit obligation                             748,998           389,719
  Unrecognized prior service cost                                                       (24,833)          (26,875)
  Unrecognized net (gain)/loss from past experience
    different from that assumed and effects of changes in assumptions                  (248,804)           26,399
  Unrecognized net asset established October 1, 1986
    and being amortized over 17.5 years                                                  (4,455)           (5,141)
Prepaid pension cost                                                                 $  470,906        $  384,102


Net pension expense included the following (income)/expense components:


                                                                                     1997              1996             1995

Service cost - benefits earned during the period                                     $ 123,165         $ 118,329        $ 104,480
Interest cost on projected benefit obligation                                          175,985           166,707          152,247
Actual return on plan assets                                                          (611,100)         (336,937)        (366,690)
Net amortization and deferral                                                          380,740           123,377          180,826
  Net periodic pension cost                                                          $  68,790         $  71,476        $  70,863


   The weighted-average discount rate utilized in determining the projected benefit obligations was 7.75% in 1997, 1996, and 1995. The rate of increase in future compensation levels utilized in determining the projected benefit obligations was 5.0% in 1997, 1996, and 1995. The expected long-term rate of return on plan assets was 8.5% in 1997, 1996 and 1995.

   The subsidiary Bank has a Supplemental Executive Retirement Plan for key management personnel. The subsidiary Bank's expense for the years ended December 31, 1997 and 1996 was approximately $55,000 and $52,000, respectively.

   The subsidiary Bank has also established a Supplemental Life Insurance Plan for certain officers with at least ten years of service to the Company, for which benefits will continue through the death of the participants. The Company purchased life insurance contracts for each participating officer in order to fund these benefits. The cash surrender value of the purchased life insurance contracts totaled approximately $2,000,000 and is included in other assets in the consolidated statement of condition.

   The subsidiary Bank has a non-contributory deferred profit sharing plan under which contributions are made by the subsidiary Bank to a separate trust for the benefit of the subsidiary Bank's participating employees. Annual contributions to the plan are determined by the board of directors of the subsidiary Bank. Earnings are accrued during the year and are distributed by December 31st of each year. The subsidiary Bank's contribution to the plan for 1997, 1996, and 1995 was $102,000, $96,000 and $90,000, respectively.

    Other than the Supplemental Life Insurance Plan and certain life insurance benefits which are provided to a closed group of retirees, the Company does not provide post-retirement benefits to employees. The costs associated with the life insurance to the closed group of retirees is not significant in 1997, 1996 or 1995.

Note 11:  INCOME TAXES

   The following is a summary of the components of income tax expense for the years ended December 31:



                                                                                     1997              1996            1995

Current tax expense:
  Federal                                                                            $  964,630          $999,781      $  954,431
  State                                                                                 324,542           334,627         332,514
  Total current tax expense                                                           1,289,172         1,334,408       1,286,945
Deferred tax expense (benefit):
  Federal                                                                                51,119           (54,609)        (16,630)
  State                                                                                  10,597            (8,794)          9,038
  Total deferred tax expense (benefit)                                                   61,716           (63,403)         (7,592)
Provision for income taxes                                                            1,350,888        $1,271,005      $1,279,353


   The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows:


                                              1997                             1996                            1995
                                                       % of                              % of                              % of
                                                      Pretax                             Pretax                            Pretax
                                    Amount            Income          Amount             Income         Amount             Income

Tax expense at
    statutory rate                  $1,513,529        34.0%           $1,467,495          34.0%         $1,455,893          34.0%
Increase (decrease)
    resulting from:
Tax-exempt interest income            (442,525)       (9.9)             (462,156)        (10.7)           (456,043)        (10.6)
State tax expense, net of
    federal deductions                 214,816         4.8               211,745           4.9             227,193           5.3
Interest expense incurred
    to carry tax-exempt bonds           47,186         1.1                50,211           1.2              48,779           1.1
Other                                   17,882         0.4                 3,710           0.1               3,531           0.1
    Provision for income taxes      $1,350,888        30.4%           $1,271,005          29.4%         $1,279,353          29.9%


   Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, are as follows:


                                                                                      1997              1996

Deferred tax assets:
  Allowance for loan losses                                                           $ 641,446         $ 700,279
  Director's deferred compensation                                                        8,472             8,077
  Post-retirement benefits                                                               65,380            22,265
    Total gross deferred tax assets                                                     715,298           730,621
    Less valuation allowance                                                           (149,713)         (155,928)
    Net deferred tax assets                                                             565,585           574,693
Deferred tax liabilities:
  Premised and equipment, primarily
    due to accelerated depreciation                                                     (80,856)          (92,612)
  Securities discount accretion                                                         (46,866)          (41,456)
  Prepaid pension obligation                                                           (188,080)         (129,126)
    Total gross deferred tax liabilities                                               (315,802)         (263,194)
    Net deferred tax asset end of year                                                  249,783           311,499
    Net deferred tax asset beginning of year                                            311,499           248,096
       Deferred tax expense (benefit)                                                 $  61,716          ($63,403)


   In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $260,846 and $188,026 relating to the net unrealized gain on securities available for sale as of December 31, 1997 and 1996, respectively.

   Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. The valuation allowance of $149,713 and $155,928 as of December 31, 1997 and 1996, respectively, relates primarily to New York State deferred tax assets due to the lack of carryback and carryforward provisions available in New York State. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 1997 and 1996 will be realized.

Note 12:  COMMITMENTS AND CONTINGENT LIABILITIES

   Various commitments and contingent liabilities arise in the normal conduct of the subsidiary Bank's business that include certain financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of involvement the subsidiary Bank has in particular classes of financial instruments. The subsidiary Bank's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit are represented by the contractual notional amount of those instruments. The subsidiary Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

   Contract amounts of financial instruments that represent credit risk as of December 31, 1997 and 1996 at fixed and variable rates are as follows:


                                                                                                        1997
                                                                                     Fixed            Variable         Total

Commitments and unused lines of credit:
  Home Equity loans                                                                  $        0       $ 4,750,746      $ 4,750,746
  Commercial loans                                                                      419,803        15,539,577       15,959,380
  Overdraft loans                                                                     1,228,203                 0        1,228,203
  Mortgage loans                                                                        593,678            17,000          610,678
                                                                                      2,241,684        20,307,323       22,549,007
Standby and Commercial letters of credit                                                      0           767,091          767,091
Total                                                                                $2,241,684       $21,074,414      $23,316,098



                                                                                                        1996
                                                                                     Fixed            Variable         Total

Commitments and unused lines of credit:
  Home Equity loans                                                                  $        0       $ 4,873,192      $ 4,873,192
  Commercial loans                                                                      940,241        15,597,111       16,537,352
  Overdraft loans                                                                     1,143,774                 0        1,143,774
  Mortgage loans                                                                        279,558            62,000          341,558
                                                                                      2,363,573        20,532,303       22,895,876
Standby and Commercial letters of credit                                                      0           883,703          883,703
Total                                                                                $2,363,573       $21,416,006      $23,779,579


   Commitments to extend credit and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The subsidiary Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if any, required by the subsidiary Bank upon the extension of credit is based on management's credit evaluation of the customer. Mortgage and Home Equity loan commitments are secured by a lien on real estate. Collateral on extensions of credit for commercial loans varies but may include accounts receivable, inventory, property, plant and equipment, and income producing property.

   Standby and Commercial letters of credit are conditional commitments issued by the subsidiary Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support borrowing arrangements. The credit risk involved in issuing standby letters of credit and commercial letters of credit is essentially the same as that involved in extending loan facilities to customers.

   At December 31, 1997 and 1996 the subsidiary Bank had available lines of credit with correspondent banks of $16,886,000 and $9,822,000, respectively. Advances on these lines are secured by the subsidiary Bank's real estate mortgages, investment securities and available for sale securities. There were no advances on these lines of credit at December 31, 1997 and 1996.

    The Company and its subsidiary, may from time to time, be defendants in legal proceedings relating to the conduct of their business. In the best judgements of management, the consolidated financial position of the Company and its subsidiary Bank would not be affected materially by the outcome of any pending legal procedures.

Note 13:  REGULATORY CAPITAL REQUIREMENTS

   National banks are required to maintain minimum levels of regulatory capital in accordance with regulations of the Office of the Comptroller of the Currency ("OCC"). The Federal Reserve Board ("FRB") imposes similar requirements for consolidated capital of bank holding companies. The OCC and FRB regulations require a minimum leverage ratio of Tier 1 capital to total adjusted average assets of 3.0% to 4.0% depending on the institution and minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

   Under its prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized bank. Such actions could have a direct material effect on a bank's financial statements. The regulations establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, a bank is considered well capitalized it if has a leverage (Tier 1) capital ratio of at least 5.0% (based on total adjusted average assets); a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

   The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about capital components, risk weightings and other factors.

   As of December 31, 1997 and 1996, the Company and the subsidiary Bank met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the subsidiary Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the subsidiary Bank's capital classification.

   The following is a summary of the actual capital amounts and ratios as of December 31, 1997 and 1996 for the Company
(consolidated) and the subsidiary Bank:



                                                                 1997                                            1996
                                                      ($000 Omitted)                                 ($000 Omitted)
                                                      Amount              Ratio                      Amount              Ratio

Consolidated
    Leverage (Tier 1) capital                         $29,287             13.4%                      $ 27,466            12.9%
    Risk-based capital:
       Tier 1                                          29,287             24.0                         27,466            25.0
       Total                                           30,779             25.3                         28,844            26.2

Subsidiary Bank
    Leverage (Tier 1) capital                         $29,278             13.4%                      $ 27,463            12.9%
    Risk-based capital:
       Tier 1                                          29,278             24.0                         27,463            25.0
       Total                                           30,770             25.3                         28,841            26.2


Note 14:  PARENT COMPANY ONLY FINANCIAL INFORMATION

CONDENSED STATEMENTS OF CONDITION (Parent Only)



                                                                                            At December 31,
                                                                                             ($000 Omitted)
ASSETS:                                                                                 1997              1996

  Cash                                                                                  $     9           $     3
  Investment in subsidiary                                                               29,670            27,744
    Total assets                                                                        $29,679           $27,747
STOCKHOLDERS' EQUITY:
  Common Stock                                                                          $ 4,000           $ 4,000
  Surplus                                                                                 4,000             4,000
  Undivided profits                                                                      21,287            19,466
  Unrealized gain on available for sale securities (net of tax effect)                      392               281
    Total stockholders' equity                                                           29,679            27,747
    Total liabilities and stockholders' equity                                          $29,679           $27,747


CONDENSED STATEMENTS OF INCOME (Parent Only)



                                                                                                 Years ended December 31,
                                                                                                      ($000 Omitted)
                                                                                         1997              1996             1995

Income:
  Dividends from subsidiary                                                              $1,290            $1,184           $1,088
Expenses:
  Other expense                                                                               6                 2                2
Income before income taxes and equity in
  undistributed net income of subsidiary                                                  1,284             1,182            1,086
Income tax benefit                                                                            2                 0                1
Income before equity in undistributed net
  income of subsidiary                                                                    1,286             1,182            1,087
Equity in undistributed net income of subsidiary                                          1,815             1,863            1,916
Net income                                                                               $3,101            $3,045           $3,003


CONDENSED STATEMENTS OF CASH FLOWS (Parent only)


                                                                                                 Years ended December 31,
                                                                                                      ($000 Omitted)
                                                                                        1997              1996            1995

Cash flows from operating activities:
  Net income                                                                            $ 3,101           $ 3,045         $ 3,003
  Equity in undistributed earnings of subsidiary                                         (1,815)           (1,863)         (1,916)
Net cash provided by operating activities                                                 1,286             1,182           1,087
Cash flows from financing activities:
  Payment of dividends                                                                   (1,280)           (1,184)         (1,088)
Net cash used by financing activities                                                    (1,280)           (1,184)         (1,088)
Net increase (decrease) in cash                                                               6                (2)             (1)
Cash beginning of year                                                                        3                 5               6
Cash end of year                                                                        $     9           $     3         $     5


Note 15: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

   A financial instrument is defined as cash, evidence of ownership interest in an entity, or a contract that imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity or to exchange other financial instruments on potentially unfavorable terms with a second entity and conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity or to exchange other financial instruments on potentially favorable terms with the first entity.

   Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the subsidiary Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the subsidiary Bank's financial instruments, fair value estimates are based on judgments regarding future expected net cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

   Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the net deferred tax asset and property, plant, and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value. In addition, there are significant intangible assets that the fair value estimates do not recognize, such as the value of "core deposits," the subsidiary Bank's branch network, trust relationships and other items generally referred to as "goodwill."

    The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Cash and Cash Equivalents

   For these short-term instruments, carrying value approximates fair value.

Securities Available for Sale and Investment Securities

   The fair value of securities available for sale and investment securities, except certain state and municipal securities, is estimated on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued. The estimated fair value of stock in the Federal Reserve Bank and Federal Home Loan Bank is assumed to be its cost given the lack of a public market for these investments.

Loans

   Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer, and real estate. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

    The fair value of performing loans is calculated by discounting scheduled cash flows through the contractual estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the term of the loans to maturity, adjusted for estimated prepayments.

    Fair value for nonperforming loans is based on recent external appraisals and discounting of cash flows. Estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Accrued Interest Receivable

   For accrued interest receivable, a short-term instrument, carrying value approximates fair value.

Deposit Liabilities

   The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW accounts and money market accounts is estimated to be the amount payable on demand. The fair value of certificates and time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. These fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Agreements to Repurchase

   For these short-term instruments that mature in one day through ninety days, carrying value approximates fair value. For these instruments that mature in more than ninety days the fixed borrowing rate is compared to rates for similar advances and a premium or discount calculated.

Accrued Interest Payable

   For accrued interest payable, a short-term instrument, carrying value approximates fair value.

Commitments to Extend Credit, Unused Lines of Credit, Standby and Commercial Letters of Credit, and Financial Guarantees Written

   The fair value of commitments to extend credit and unused lines of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. Fees, such as these are not a major part of the subsidiary Bank's business and in the subsidiary Bank's business territory are not a "normal business practice." Therefore, based upon the above facts it is stated that book value equals fair value and the amounts are not significant.

Financial Instruments

   The estimated fair values of the Company's financial instruments at December 31 are as follows:



                                                                             1997                               1996

                                                                   Carrying         Estimated         Carrying         Estimated
                                                                   Amount           Fair Value        Amount           Fair Value
                                                                         ($000 Omitted)                   ($000 Omitted)

Financial Assets:
  Cash and cash equivalents                                        $  9,406         $  9,406          $ 16,362         $ 16,362
  Securities available for sale <F1>                                 55,242           55,242            56,955           56,955
  Investment securities                                              33,047           33,790            30,931           31,477
  Loans (net of unearned income)                                    119,138          119,391           106,985          106,550
    Less allowance for loan losses                                    1,492                0             1,620                0
       Net loans                                                    117,646          119,391           105,365          106,550
    Accrued interest receivable                                       1,412            1,412             1,403            1,403

Financial Liabilities:
  Deposits
    Non-interest bearing demand                                    $ 21,392         $ 21,392          $ 18,617         $ 18,617
    Savings, NOW and money market                                    81,980           81,980            84,213           84,213
    Certificates of deposit
       and other time                                                84,283           84,703            83,592           83,932
       Total deposits                                               187,655          188,075           186,422          186,762
  Securities sold under agreements
    to repurchase                                                     4,322            4,322                 1                1
  Accrued interest payable                                              191              191               368              368


<F1> Includes investments required for membership in FRB and FHLB.



                          INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of CNB Bancorp, Inc.:

   We have audited the accompanying consolidated statements of condition of CNB Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiary at December 31, 1997 and 1996, the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                       /s/ KPMG Peat Marwick LLP

Albany, NY
February 20, 1998

                             DESCRIPTION OF BUSINESS

   CNB Bancorp, Inc., a New York corporation, organized in 1988, is a registered bank holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company, was organized in 1887 and is also headquartered in Gloversville, New York, with four branches located in the county of Fulton. The subsidiary Bank is a full service commercial Bank that offers a broad range of demand and time deposits; consumer, mortgage, and commercial loans; and trust and investment services. The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve and the Comptroller of the Currency.

                MARKET AND DIVIDEND INFORMATION CNB BANCORP, INC.

   The common capital stock -$2.50 par value at December 31, 1997 and $5.00 par value at December 31, 1996 is the only registered security of the Company and is inactively traded. The range of prices of this security known to management based on records of the Company and as supplied by Ryan, Beck and Co. on a quarterly basis and the quarterly cash dividends paid for the most recent two years are shown below. The figures have been adjusted to reflect the 2 for 1 stock split effected through the 100% stock dividend declared in January, 1997.



                                                 1997                                               1996
                                       Bid                  Asked                         Bid                  Asked
                                  High     Low          High     Low                  High     Low          High     Low

First Quarter                     26.25    25.00        27.00    25.75                23.88    22.50        25.00    24.50
Second Quarter                    26.50    26.50        28.75    27.50                24.00    23.75        25.50    24.75
Third Quarter                     31.00    28.75        33.00    30.00                24.38    24.38        26.25    25.13
Fourth Quarter                    33.00    32.00        36.00    33.50                24.88    24.75        25.63    25.50




Cash dividends paid - per share
                                                                          1997             1996

First Quarter                                                             $  .20           $  .185
Second Quarter                                                               .20              .185
Third Quarter                                                                .20              .185
Fourth Quarter                                                               .20              .185
Total cash dividends per share                                            $  .80           $  .74

Number of stockholders of record on December 31                              669               639


   A copy of Form 10K (Annual Report) for 1997, filed with the Securities and Exchange Commission by the Company, is available to stockholders free of charge by written request to:

   George A. Morgan, Vice President and Secretary

   CNB Bancorp, Inc., 10-24 N. Main Street, P.O. Box 873, Gloversville,
NY 12078


LOGO   PRINTED ON RECYCLED PAPER


                                CNB BANCORP, INC.
                                    OFFICERS
              WILLIAM N. SMITH, Chairman of the Board and President
                 GEORGE A. MORGAN, Vice-President and Secretary
                           MICHAEL J. FRANK, Treasurer
                            BRIAN R. SEELEY, Auditor

                      CITY NATIONAL BANK AND TRUST COMPANY
                                    OFFICERS

              WILLIAM N. SMITH, Chairman of the Board and President
      GEORGE A. MORGAN, Executive Vice-President, Cashier and Trust Officer
                    DAVID W. McGRATTAN, Senior Vice-President
                        ROBERT W. BISSET, Vice-President
                         RONALD J. BRADT, Vice-President
                        GEORGE E. DOHERTY, Vice-President
                MICHAEL J. FRANK, Vice-President and Comptroller
                  DEBORAH A. BRANDIS, Assistant Vice-President
                 ROBERT R. FAMIGLIETTI, Assistant Vice-President
                       LAWRENCE D. PECK, Marketing Officer
               DONALD F. STANYON, JR., Financial Services Officer
                           JULIE A. BEAN, Loan Officer
                        KATHRYN E. SMULLEN, Loan Officer
                            BRIAN R. SEELEY, Auditor

                                   MAIN OFFICE

                         LYNN M. CIRILLO, Branch Manager

                               FIFTH AVENUE OFFICE

                      CONSTANCE A. ROBINSON, Branch Manager
                       DARRIN R. AMBRIDGE, Branch Officer

                                JOHNSTOWN OFFICE

                      ELIZABETH J. HRANITZ, Branch Manager
                         TAMMY L. WARNER, Branch Officer

                                NORTHVILLE OFFICE

              DONALD R. HOUGHTON, Vice-President and Branch Manager

                                  PERTH OFFICE

                       TIENA M. DI MATTIA, Branch Manager



City
National
Bank
and Trust Company
                                 BANKING OFFICES

                                   MAIN OFFICE

                             10-24 North Main Street
                                  P.O. Box 873
                             Gloversville, NY 12078

                               FIFTH AVENUE OFFICE

                                 185 Fifth Avenue
                             Gloversville, NY 12078

                                JOHNSTOWN OFFICE

                             142 North Comrie Avenue
                               Johnstown, NY 12095

                                NORTHVILLE OFFICE

                                231 Bridge Street
                              Northville, NY 12134

                                  PERTH OFFICE

                                  4178 St Hwy 30
                                  Town of Perth
                               Amsterdam, NY 12010