Form 10-K, Exhibit 13
period 1998-12-31
CNB BANCORP INC /NY/
filed 1999-03-30
CIK 839928

CNB BANCORP, Inc.
1998 ANNUAL REPORT

City National Bank
and Trust Company

DIRECTORS - CNB BANCORP, INC.
City National Bank and Trust Company

(PHOTO)
     Back Row (from left): Brian K. Hanaburgh, Theodore E. Hoye III, Clark D. Subik, Clark Easterly Sr., John C. Miller, George A. Morgan. Front Row (from left): Robert L. Maider, William N. Smith, Deborah H. Rose, Frank E. Perrella.

Missing from Photo: Leon Finkle.

John C. Miller
         President, John C. Miller, Inc., Automobile Dealer

Frank E. Perrella
         President, Sira Corp., Consultant

Robert L. Maider
         Partner, Maider & Smith Attorneys

William N. Smith
         Chairman of the Board, President and Chief Executive
         Officer of the Company and the subsidiary Bank

Leon Finkle
         Chairman of the Board, Finkle Distributors, Inc., Candy and Tobacco Distribution

George A. Morgan
         Vice-President and Secretary of the Company and Executive Vice-President, Cashier and Trust Officer of the subsidiary Bank

Clark Easterly, Sr.
         Chairman of the Board, The Johnstown Knitting Mill Company Manufacturer of Knitwear

Brian K. Hanaburgh
         Owner, D/B/A McDonald's Restaurants, Fast Food Restaurants

Clark D. Subik
         President, Superb Leathers, Inc., Leather Merchandiser

Deborah H. Rose
         Vice-President, Hathaway Agency, Inc., General Insurance

Theodore E. Hoye, III
         President, First Credit Corp., Financing and Insuring of
         Manufactured Housing

HONORARY DIRECTORS

Lydon F. Maider            Lloyd Politsch           Ross H. Higier
Richard B. Parkhurst       Henry Buanno             Theodore E. Hoye, Jr.
Edward F. Vonderahe        Alfred J. Washburn       James W. St. Thomas
Henry C. Tauber            Richard E. Hathaway      Richard P. Tatar
                           Paul E. Smith

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)

                           1998         1997       1996

NET INCOME                 $  3,222     $  3,101   $  3,045
Earnings Per Share
   Basic                       2.01         1.94       1.90
   Diluted                     2.01         1.94       1.90

CASH DIVIDENDS DECLARED    $  1,344     $  1,280   $  1,184
Per Share                      0.84         0.80       0.74

STOCKHOLDERS' EQUITY AT
YEAR-END                   $ 31,511     $ 29,679   $ 27,747
Per Share                     19.69        18.55      17.34

RETURN ON AVERAGE
STOCKHOLDERS' EQUITY           10.5%        10.8%      11.3%

RETURN ON AVERAGE
ASSETS                         1.36%        1.44%      1.45%

TOTAL ASSETS AT YEAR-END   $255,568     $222,325   $214,762

PRESIDENT'S MESSAGE

     I am pleased to report that 1998 proved to be another year of continued growth for our Company.

     Net income and earnings per share were $3,222,000 and $2.01 respectively compared to $3,101,000 and $1.94 the prior year, an increase of 3.9% year to year.

     Total assets increased $33,243,000 or 15.0% resulting in total assets at year-end of $255,568,000. Total loans, net of unearned income, increased only $2,699,000 or 2.3%, with the bulk of the increase in the Installment Loan Department. With the lack of significant overall loan demand, excess funds were invested in the securities portfolio. At year-end total securities in both the available for sale and investment securities categories were $106,554,000, an increase of $19,149,000 or 21.9% from 1997.

     Deposits increased by $18,731,000 or 10.0% to a new high of $206,386,000, exceeding $200,000,000 for the first time. The largest increase, $8,954,000, was in the category of regular savings, N.O.W. and money market accounts.

     Stockholders' equity increased to $31,511,000, an increase of $1,832,000 or 6.2%. This strong internal generation of capital resulted in a year-end stockholders' equity to total assets ratio of 12.3%. This ratio compares very favorably to our regulatory bank holding company peer group's average of 9.9% as of September 30, 1998.

     In January, the Board increased the dividend for the thirty-second consecutive year. The dividend per share for the year was $0.84, an increase of 5.0%, as compared to $0.80 in 1997. Total dividend paid to stockholders for the year amounted to $1,344,000. At year-end the bid price per share of stock was $37.25, an increase of $4.25 or 12.9% from the prior year.

     Several personnel changes were made during the year. Bill Argotsinger was hired as an Assistant Vice President in charge of our Residential Mortgage Loan Department. He brings over twenty years of experience in mortgage lending to the Bank. In addition, two officers were promoted and four new officers were named during the year in recognition of their assuming new responsibilities. Tammy Warner was promoted to Manager of the Johnstown Office. In the Main Office, Darrin Ambridge was promoted to a Mortgage Loan Officer, Denise Cerasia to Operations Officer and Paula Tucker to Systems Officer. Amy Praught was named a Branch Officer in the Johnstown Office and Joanne Shy was named a Branch Officer in the Fifth Avenue Office.

     In January, Theodore E. Hoye, III was appointed a Director to complete the unexpired term of his father, Theodore E. Hoye, Jr. who resigned after serving as a director of the Company and the subsidiary bank for a period of 36 years. We thank Ted for his wise counsel and dedicated service over this long period of time.

     At the end of the year, Beverly Lorey retired as an employee of the Bank after 20 years of dedicated service. We wish her well in her retirement years.

     As we move closer to the new millennium, the Bank's Year 2000 Committee has been working diligently to be in compliance with all aspects of the Bank's operations. Of primary concern is the Bank's application data processing. Since 1992 we have outsourced our data processing to ALLTEL Information Services, Inc. ALLTEL is a national firm and a leader in providing data processing services to many banks across the country. In July of 1998 we converted all application software from ALLTEL's main frame system to their community bank system called "Horizon". I am happy to report that in December of 1998 the last in a series of year 2000 compliant applications of Horizon was installed making the system fully year 2000 compliant. Self-testing of the system will begin in March of this year and the Bank is on schedule to meet complete testing by June 30, 1999.

     During this past year the Bank bacame part of the "World Wide Web" by creating our own web site. There is more work to be done, but if you have Internet access, you will find us at www.citynatlbank.com.

     The last quarter of 1998 saw the installation of an automatic teller machine at Nathan Littauer Hospital and the first quarter of 1999 will see the completion of the installation of an ATM at the Holiday Inn, Johnstown, NY. If we have success at these two locations, the opportunity exists for ATM installations at other sites.

     In December we were approached by Adirondack Financial Services Bancorp, Inc., the parent company of Gloversville Federal Savings and Loan Association, and asked if we would consider making an offer to purchase their company, which we did. In January 1999, we were informed that their Board of Directors had accepted our offer. I am very excited by this opportunity to increase and protect our local market share while also gaining entry for us into the Saratoga Springs' market. This transaction will have to be approved by regulatory authorities and the stockholders of Adirondack. It is anticipated that the merger will be completed in the second quarter of 1999.

     As always, I would like to thank our dedicated staff and Board of Directors for another year of record performance.

     We welcome your comments and suggestions and please remember to use our banking services and recommend us to your friends and neighbors.

/s/ William N. Smith

WILLIAM N. SMITH
Chairman of the Board, President and Chief Executive,
Officer of the Company and the subsidiary Bank

Year-End Total Assets
Five Years (1994-1998)

1994 $188,093
1995 $201,516
1996 $214,762
1997 $222,325
1998 $255,568

Net Income
Five Years (1994-1998)

1994 $2,825
1995 $3,003
1996 $3,045
1997 $3,101
1998 $3,222

Bid Price Per Common
Share Year End
Five Years (1994-1998)

1994 $20.38
1995 $22.50
1996 $24.88
1997 $33.00
1998 $37.25

Dividend Paid Per
Common Share
Five Years (1994-1998)

1994 $0.62
1995 $0.68
1996 $0.74
1997 $0.80
1998 $0.84

FINANCIAL REVIEW

     The financial review is a presentation of management's discussion and analysis of the consolidated financial condition and results of operations of CNB Bancorp, Inc. and its subsidiary, City National Bank & Trust Company. The financial review is presented to provide a better understanding of the financial data contained in this report and should be read in conjunction with the consolidated financial statements and other schedules that follow.

     In addition to historical information, this Annual Report includes certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and its subsidiary Bank based on current management expectations. The Company's ability to predict results or the effect of future plans and strategies is inherently uncertain and actual results, performance or achievements could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state, and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the subsidiary Bank's loan and securities portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices.

     Financial Condition: The table below presents a comparison of average and year-end balance sheet categories over the past three years (in thousands).


                                                                 Increase/(Decrease)

Average Balance Sheet      1998        1997       1996        1998/1997     1997/1996

Assets:
   Cash and due from banks $  6,328    $  6,175   $  6,184    $   153       $    (9)
   Federal funds sold        11,710       6,170      7,453      5,540        (1,283)
   Total securities          91,816      86,622     86,735      5,194          (113)
   Loans, net of allowance  119,711     111,227    104,269      8,484         6,958
   Other assets               7,650       5,367      5,149      2,283           218
         Total Assets      $237,215    $215,561   $209,790    $21,654       $ 5,771

Liabilities:
   Demand deposits         $ 19,382    $ 17,900   $ 17,539    $ 1,482       $   361
   Savings, NOW and money
      market accounts        73,503      76,386     74,654     (2,883)        1,732
   Time deposits            101,827      91,151     89,717     10,676         1,434
   Borrowed funds
      and repos              10,777         592        278     10,185           314
   Other liabilities          1,057         827        722        230           105
Stockholders' Equity         30,669      28,705     26,880      1,964         1,825
         Total Liabilities
          and Equity       $237,215    $215,561   $209,790    $21,654       $ 5,771



Year-End Balance Sheet     1998        1997       1996        1998/1997     1997/1996

Assets:
   Cash and due from banks $  6,422    $  6,585   $  8,324    $  (163)      $(1,739)
   Federal funds sold        13,900       2,800      8,000     11,100        (5,200)
   Total securities         107,529      88,289     87,886     19,240           403
   Loans, net of allowance  120,257     117,646    105,365      2,611        12,281
   Other assets               7,460       7,005      5,187        455         1,818
         Total Assets      $255,568    $222,325   $214,762    $33,243       $ 7,563

Liabilities:
   Demand deposits         $ 23,268    $ 21,391   $ 18,616    $ 1,877       $ 2,775
   Savings, NOW and money
      market accounts        90,934      81,980     84,213      8,954        (2,233)
   Time deposits             92,184      84,284     83,593      7,900           691
   Borrowed funds
      and repos              16,844       4,322          1     12,522         4,321
   Other liabilities            827         669        592        158            77
Stockholders' Equity         31,511      29,679     27,747      1,832         1,932
         Total Liabilities
          and Equity       $255,568    $222,325   $214,762    $33,243       $ 7,563


     Total assets at December 31, 1998 reached $255.6 million as compared to $222.3 million at December 31, 1997, an increase of 15.0%. The 1998 asset growth was funded with a $18.7 million increase in deposits and a $12.5 million increase in borrowings and repurchase agreements. Average assets for 1998 totaled $237.2 million, an increase of $21.6 million or 10.0% from the 1997 average of $215.6 million.

     Loans are the subsidiary Bank's largest segment of earning assets and at December 31, 1998 represented 47.1% of total assets. Net loans grew approximately $2.6 million or 2.2%. The subsidiary Bank continued to see good loan growth during 1998 as average loans increased $8.5 million or 7.6%. One of the primary reasons for the growth was an increase of $5.0 million in consumer loans, which, was primarily attributable to an increase in new and used car lending through the purchases of dealer paper. Average commercial and real estate loans were also up for year, increasing by $2.4 and $1.1 million, respectively.

     Federal funds sold, which is a source of liquidity for the Bank, increased year to year $11.1 million or 396.4% and $5.5 million or 89.8% on average. A higher level of these funds was kept throughout the year to offset the increase in $100,000 and over short term certificate of deposits which increased on average $6.5 million from the previous year.

     During 1998 the subsidiary Bank continued its capital leveraging strategies increasing its borrowings through the Federal Home Loan Bank from $4.1 million to $16.2 million. Proceeds from the borrowings were primarily used to purchase mortgage backed securities which resulted in total securities increasing $19.2 million or 21.8% for the year. Average securities increased $5.2 million or 6.0%.

     Deposits continue to be the subsidiary Bank's primary source of funding. Total deposits at December 31, 1998 reached $206.4 million, an increase of $18.7 million or 10.0% over the previous year end. Core deposits which consist of demand, savings, N.O.W., and money market accounts, grew by $10.8 million or 10.5%, and time deposits increased $7.9 million or 9.4%. Average deposits increased during the year to $194.7 million from $185.4 million, an increase of $9.3 million or 5.0%.

     Stockholder's equity at year-end 1998 was $31.5 million as compared to $29.7 million at year-end 1997, an increase of $1.8 million. Most of the increase was accounted for through net retained earnings. The consolidated statements of changes in shareholders' equity of this annual report detail the changes in equity capital, including payments to shareholders in the form of cash dividends.

Results of Operations: The comparative consolidated statements of income summarizes income and expense for the last three years. The Company again achieved record earnings for 1998 of $3,222,000, as compared to $3,101,000 for 1997, an increase of 3.9% over the previous year. Net income for 1997 increased by 1.8% over that of 1996. The return on average assets for the three years ended December 31, 1998, 1997 and 1996 was 1.36%, 1.44% and 1.45%, respectively. The return on average equity for the same periods was 10.5%, 10.8% and 11.3%.

     Net interest income, the most significant component of earnings, is the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets. Changes in net interest income from year to year result from changes in the level and mix of the average balances (volume) of earning assets and interest-bearing liabilities and from the yield earned and the cost paid (rate). In the following discussion, interest income is presented on a fully taxable equivalent basis applying the statutory Federal income tax rate. Net interest income increased $76,000 or 0.8%, as compared to an increase of $404,000 or 4.4% for the previous year. The slight increase in 1998 was attributable to higher volumes of loans throughout the year, but offset with a decreasing net interest margin going from 4.66% to 4.30%. Interest and fees on loans for 1998 increased by $608,000 or 6.1% from the previous year, as compared to an increase of $449,000 or 4.7%, for 1997 over 1996. The increase for 1998 was due primarily to higher volumes of consumer loans, which increased on average by $5.0 million for the year. Interest on securities increased $146,000 or 2.4% for the year, as compared to a marginal increase of only $21,000 for 1997 over 1996. The increase in 1998 was due to the average volumes of securities increasing by $5.2 million or 6.0% for the year. Interest on federal funds sold increased $284,000 or 82.8%, as compared to a decrease of $49,000 or 12.5% for 1997 over 1996. The increase in 1998 was due to a higher volume of funds maintained due to a flat or inverted yield curve for most of the year.

     For comparison purposes, the table below shows interest income converted to a fully taxable basis to recognize the income tax savings between taxable and tax-exempt assets (in thousands).

                                                        % Change   % Change
                             1998     1997     1996     1998/1997  1997/1996

Total interest income        $16,843  $15,763  $15,305   6.9%       3.0%
Total interest expense         7,917    6,941    6,924  14.1        0.2

Net interest income            8,926    8,822    8,381   1.2        5.3
Tax equivalent adjustment        706      734      771  (3.8)      (4.7)

Net interest income taxable
   equivalent basis          $ 9,632   $9,556  $ 9,152   0.8%       4.4%

     Total interest expense increased $976,000 in 1998 or 14.1% over that of 1997 as compared to an increase of $17,000 or 0.2% for 1997 over 1996. The increase in 1998 was due primarily to higher volumes of borrowed funds and repurchase agreements.

     Total other income for 1998 increased by $338,000 or 43.2% due to new earnings on cash surrender value of key life insurance policies, higher fiduciary fees, net gains on available for sale securities, and higher credit card merchant discounts. Total other income for 1997 increased by $66,000 or 9.2% over that for 1996. Total other expense increased $326,000 or 6.7% over the preceding year as compared to an increase of $336,000 or 7.4% for 1997 over 1996. The 1998 increase was due mainly to higher salary and benefit costs, higher data processing costs, and one time costs associated with the conversion of data processing software.

     Net interest spread, the difference between average earning assets yield and the cost of average interest bearing funds, decreased from 1997 to 1998 by 33 basis points or 8.4% over the previous year, as compared to an increase of 7 basis points or 1.8% from 1996 to 1997. Net interest margin, the amount of net income expressed as a percentage of earning assets, decreased for the year by 36 basis points or 7.7%, whereas the change from 1996 to 1997 increased by 8 basis points or 1.7%. The decreases in the net interest rate spread and the net interest margin for 1998 were attributed to leveraged borrowings and repurchase agreements through the Federal Home Loan Bank with securities at generally lower spreads than existing interest-bearing assets and liabilities.


Interest rate spread and net interest margin (in thousands):
(Tax equivalent basis)


                                          1998               1997                1996

                                    Yearly              Yearly              Yearly
                                    Average    Rate     Average    Rate     Average     Rate

Earning assets                      $224,191   7.83%    $205,186   8.04%    $199,675    8.05%
Interest bearing liabilities         186,127   4.25      168,148   4.13      164,667    4.21
Net interest rate spread                       3.58%               3.91%                3.84%
Net interest margin                            4.30%               4.66%                4.58%


Capital Resources: Stockholders' equity ended 1998 at $31,511,000 up $1,832,000 or 6.2%. At December 31, 1998, the ratio of stockholders' equity to total assets was 12.3%, as compared to 13.3% at December 31, 1997. As of December 31, 1990, banks were required to report new risk-based capital ratios that require bank holding companies to meet a ratio of qualifying total capital to risk-weighted assets. Risk-based assets are the value of assets carried on the books of the Company, as well as certain off-balance sheet items, multiplied by an appropriate factor as stipulated in the regulation. Tier 1 capital consists of common stock and qualifying stockholders' equity. Total capital consists of Tier 1 capital plus a portion of the allowance for loan losses. Currently, the minimum risk-based ratios, as established by the Federal Reserve Board, for Tier 1 and total capital are 4% and 8%, respectively. At December 31, 1998, the Company had Tier 1 and total capital risk-based ratios of 23.4% and 24.6%, respectively. The Company also maintained a leverage ratio of 12.5% as of December 31, 1998. The leverage ratio is defined as Tier 1 capital in relation to fourth quarter average assets. These strong ratios are well in excess of regulatory minimums, and well above the average for peer banks and the industry as a whole.

Liquidity: The primary objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of the Company's funding needs, such as loan demand and customers' withdrawals from their deposit accounts. While the primary source of liquidity consists of maturing securities, other sources of funds are federal funds sold, repayment of loans, sale of securities available for sale, and growth of deposit accounts. Throughout 1999, approximately $10 million of securities are scheduled to mature and approximately $18 million become callable. In addition to existing liquid assets the subsidiary Bank maintains lines of credit with a correspondent bank and the Federal Home Loan Bank (FHLB) to supplement its short term borrowing needs.

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

Provision for loan losses: The adequacy of the allowance for loan losses is determined by management's evaluation of the quality of the loan portfolio on a quarterly basis. This is an integral part of the loan function, which includes the identification of past due loans, non-performing loans, the recognition of the current economic environment, and the review of historical loss experience.

     Non-performing loans, defined as non-accruing loans plus loans 90 days or more past due and still accruing interest and loans in a troubled debt restructuring, ended 1998 at $529,000 or 0.4% of loans net of unearned income. Non-performing loans at December 31, 1997 were $371,000 or 0.3% of loans net of unearned income. There were no troubled debt restructured loans as of December 31, 1998 or 1997. There are no other loans in the Company's portfolio that management is aware of that pose significant adverse risk to the eventual full collection of principal.

     The provision for loan losses for 1998 was $220,000, compared to $255,000 in 1997 and $220,000 in 1996. Net charge-offs were $132,000,
$383,000, and $105,000 for the years 1998, 1997 and 1996, respectively. The allowance at year-end 1998 and 1997 was 1.3% of loans net of unearned income.

Market Risk: Market risk is the risk of loss from adverse changes in market prices and interest rates. The subsidiary Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. Although the subsidiary Bank manages other risks, as in credit and liquidity risk, in the normal course of its business, management considers interest rate risk to be its most significant market risk and could potentially have the largest material effect on the Bank's financial condition and results of operation. The Company does not currently have a trading portfolio or use derivatives to manage market and interest rate risk.

     The subsidiary Bank's interest rate risk management is the responsibility of the Asset/Liability Management Committee (ALCO), which reports to the Board of Directors. The Committee, comprised of senior management, has developed policies to measure, manage and monitor interest rate risk. Interest rate risk arises from a variety of factors, including differences in the timing between the contractual maturity or repricing of the subsidiary Bank's assets and liabilities. For example, the subsidiary Bank's net interest income is affected by changes in the level of market interest rates as the repricing characteristics of its loans and other assets do not necessarily match those of its deposits, other borrowings, and capital.

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

     The following table shows the approximate effect on the subsidiary Bank's net interest margin as of December 31, 1998, assuming an increase or decrease of 200 basis points in interest rates (in thousands).

          Change in Interest Rate  Estimated net       Change in Net
         (basis points)            Interest Margin     Interest Margin

         +200                      $9,185               2.9%
         +100                       9,065               1.6
            0                       9,031               1.1
         -100                       8,764              (1.8)
         -200                       8,596              (3.7)

     Another tool used to measure interest rate sensitivity is the cumulative gap analysis. The cumulative gap represents the net position of assets and liabilities subject to repricing in specified time periods. Deposit accounts without maturity dates are modeled based on historical run-off characteristics of these products in periods of rising rates. At December 31, 1998 the Company had a negative one-year cumulative gap position.

     The cumulative gap analysis is merely a snapshot at a particular date and does not fully reflect that certain assets and liabilities may have similar repricing periods but may in fact reprice at different times within that period and at differing rate levels. Management, therefore, uses the interest rate sensitivity gap only as a general indicator of the potential effects of interest rate changes on net interest income. Management believes that the gap analysis is a useful tool only when used in conjunction with its simulation model and other tools for analyzing and managing interest rate risk.

     As of December 31, 1998, the subsidiary Bank was in a liability sensitive position which means that more liabilities are scheduled to mature or reprice within the next year than assets. The following table shows the interest rate sensitivity gaps as of December 31, 1998 highlighting the gap percentages within one year.


                                    Balance Maturing or Subject to Repricing (in Thousands)

                                       After 3 Mo.      After One
                           Within      But Within       But Within        After
AT DECEMBER 31, 1998       3 Months    1 Year           Five Years        Five Years        Total

Interest Earning Assets:
   Securities<F1>          $19,951     $20,681          $38,956           $27,365           $106,953
   Total Loans, net of
    unearned discount       38,968      15,716           41,389            25,764            121,837
   Other Earning Assets     13,942           0                0                 0             13,942
         Total Earning
          Assets            72,861      36,397           80,345            53,129            242,732
Excess Fair Value Over
 Cost of Securities
 Available for Sale                                                                            576
Other Assets                                                                                  12,260
TOTAL ASSETS                                                                                $255,568

Interest-Bearing
 Liabilities:
   Savings, NOW and MMDA   $25,939     $  6,958         $ 6,626           $51,411           $ 90,934
   Time Deposits            39,437       34,859          17,888                 0             92,184
   Other Interest-Bearing
    Liabilities              3,665        6,000           7,200                 0             16,865
         Total Interest-
          Bearing
          Liabilities       69,041       47,817          31,714            51,411            199,983
Demand Deposits                                                                               23,268
Other Liabilities & Equity                                                                    32,317
TOTAL LIABILITIES & EQUITY                                                                  $255,568
Interest Rate Sensitivity
 Gap                       $ 3,820     $(11,420)        $48,631           $ 1,718
Cumulative Interest
 Rate Sensitivity Gap      $ 3,820     $ (7,600)        $41,031           $42,749           $ 42,749
                                           (3.0)%


<F1> Includes Available for Sale Securities and Investment Securities at
amortized cost and FHLB and FRB stock at cost.



Deferred tax asset valuation allowance: Deferred tax assets are recognized subject to management's judgement that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. The valuation allowance of $163,000 and $150,000 as of December 31, 1998 and 1997, respectively, relates to New York State deferred tax assets due to the lack of carryback and carryforward provisions available in New York State. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 1998 and 1997 will be realized.

Impact of year 2000: Entering the year 2000 presents a complicated problem to industries worldwide, including the banking industry. The year 2000 problem originates in the method used to code dates in computer software and hardware. Most computer systems and programs had used six-digit date fields (YYMMDD) allowing only two digits for the year. As we enter the year 2000, if not fixed, the two-digit year field would have read 00. Most computer systems would have interpreted 00 as 1900, not as 2000.

     A year 2000 committee led by senior management and composed of officers representing all areas of operation, has been formed to evaluate and solve the year 2000 problem for the subsidiary Bank. With the help of the federal regulators, the Committee has focused on identifying risks posed by the year 2000 and taking the appropriate action to ensure continuity of operation. This process has been underway for approximately eighteen months and will continue until the effort is complete.

     The federal government has designated five phases of the year 2000 project: awareness, assessment, renovation, validation, and implementation. At this time, the Bank is in the validation phase for most vendors. Independent testing of mission critical applications was completed in advance of the December 31, 1998 deadline. Completion of the integrated testing of mission critical and selected non-mission critical applications, proxy testing of mission critical applications and independent testing of selected non-mission critical applications is expected to be completed by March 31, 1999. The goal is to achieve full implementation by June 30, 1999. The Bank is on schedule to meet these goals.

     Of primary concern to the Bank is Alltel Information Services, Inc., the distributor of Horizon Banking System (the data processing program being used). On December 26, 1998, the last in the series of year 2000 compliant applications of Horizon was installed making the system fully year 2000 compliant.

     The Committee will also be taking the planning process to the final step -- contingency planning. Even after assurances have been made of a mission critical vendor's year 2000 compliance, the Committee will draft a business resumption contingency plan which will ensure the Bank's ability to temporarily do business without the services of the mission critical vendor.

     The subsidiary Bank, like all other companies, has incurred costs as a result of preparing for the Year 2000. The portion of the project which has required the most resources has been the data processing system. To date, the subsidiary Bank has spent approximately $200,000 on the conversion to the HORIZON system. The subsidiary Bank has spent a negligible amount in the other areas. The expected additional cost to finish the project is $100,000.

     The Committee will continue in its diligent efforts to ensure the preparedness of all systems for the year 2000. The Company is confident that the Bank will be ready to enter the year 2000 without significant operational problems. The Company does not foresee the year 2000 having a negative impact on its financial condition, operation or cash flows.

FIVE-YEAR SUMMARY OF OPERATIONS
(In thousands, except per share data)


December 31,                    1998       1997        1996       1995       1994

Consolidated statement
 of income data
Interest Income:
    Loans                       $ 10,598   $  9,990    $  9,541   $  9,504   $  8,092
    Securities<F1>                 5,603      5,427       5,369      4,727      4,170
    Money market instruments         642        346         395        320        197
        Total interest income     16,843     15,763      15,305     14,551     12,459
Interest expense:
    Deposits                       7,347      6,909       6,914      6,451      4,729
    Borrowings                       570         32          10         22         15
        Total interest expense     7,917      6,941       6,924      6,473      4,744
Net interest income                8,926      8,822       8,381      8,078      7,715
Provision for loan losses            220        255         220        230        310
Net interest income
 after provision
    for loan losses                8,706      8,567       8,161      7,848      7,405
Other income                       1,121        783         717        748        759
Other expenses                     5,224      4,898       4,562      4,314      4,199
Income before income taxes         4,603      4,452       4,316      4,282      3,965
Applicable income taxes            1,381      1,351       1,271      1,279      1,140
Net income                      $  3,222   $  3,101    $  3,045   $  3,003   $  2,825
Per share data:
    Basic earnings per share    $   2.01   $   1.94    $   1.90   $   1.88   $   1.77
    Diluted earnings per share      2.01       1.94        1.90       1.88       1.77
    Cash dividends paid             0.84       0.80        0.74       0.68       0.62

Selected year-end consolidated
 statement of condition data:
        Total assets            $255,568   $222,325    $214,762   $201,516   $188,093
        Securities<F1>           107,529     88,289      87,886     77,664     73,898
        Net loans                120,257    117,646     105,365    102,969     99,336
        Deposits                 206,386    187,655     186,422    174,348    164,516
        Stockholders'
          equity<F1>              31,511     29,679      27,747     25,980     22,925


<F1> Securities figures include investment securities, securities available for sale, FRB and FHLB stock. Securities available for sale were recorded at fair value with any unrealized gain or loss at December 31 included in stockholders' equity, on a net of tax basis.



CONSOLIDATED STATEMENT OF CONDITION
(In thousands, except per share data)

                                                     December 31,

ASSETS:                                        1998              1997
Cash and cash equivalents
    Non-interest bearing                       $  6,422          $  6,585
    Interest bearing                                 42                22
    Federal funds sold                           13,900             2,800
        Total cash and cash equivalents          20,364             9,407

Securities available for sale, at fair value     89,157            54,358

Investment securities (approximate fair
  value at December 31, 1998 - $18,125;
  at December 31, 1997 - $33,790)                17,397            33,047

Investments required by law, stock in
  Federal Home Loan Bank of New York and
  Federal Reserve Bank of New York, at cost         975               884

Loans                                           132,027           128,552
    Unearned income                             (10,190)           (9,414)
    Allowance for loan losses                    (1,580)           (1,492)
        Net loans                               120,257           117,646

Premises and equipment, net                       2,575             2,508
Accrued interest receivable                       1,460             1,413
Other assets                                      3,383             3,062
        Total assets                           $255,568          $222,325

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
    Demand (non-interest bearing)              $ 23,268          $ 21,391
    Regular savings, N.O.W. and money
      market accounts                            90,934            81,980
    Certificates and time deposits of
      $100,000 or more                           30,439            25,503
    Other time deposits                          61,745            58,781
        Total deposits                          206,386           187,655

Securities sold under agreements
  to repurchase                                  12,844             4,322
Notes payable - Federal Home Loan Bank            4,000                 0
Other liabilities                                   827               669
        Total liabilities                       224,057           192,646

Commitments and contingent liabilities

STOCKHOLDERS' EQUITY
Common stock, $2.50 par value,
  5,000,000 shares authorized,
  1,600,000 shares issued and outstanding
  in 1998 and 1997                                4,000             4,000

Surplus                                           4,000             4,000
Undivided profits                                23,165            21,287
Accumulated other comprehensive income              346               392
        Total stockholders' equity               31,511            29,679
        Total liabilities and
          stockholders' equity                 $255,568          $222,325

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per share data)


                                                       Years ended December 31,

                                                      1998      1997      1996

INTEREST AND DIVIDEND INCOME:
Interest and fees on loans                            $10,598   $ 9,990   $ 9,541
Interest on federal funds sold                            627       343       392
Interest on balances due from depository institutions      15         3         3
Interest on securities available for sale               3,985     3,356     3,323
Interest on investment securities                       1,555     2,015     2,005
Dividends on FRB and FHLB stock                            63        56        41
    Total interest and dividend income                 16,843    15,763    15,305

INTEREST EXPENSE:
Interest on deposits:
    Certificates and time deposits of $100,000          2,213     1,887     1,961
      or more
    Regular savings, NOW and money market               1,794     1,927     2,072
    Other time deposits                                 3,340     3,095     2,881
Interest on securities sold under agreements
  to repurchase                                           544        31        10
Interest on other borrowed money                           26         1         0
    Total interest expense                              7,917     6,941     6,924
NET INTEREST INCOME:                                    8,926     8,822     8,381
Provision for loan losses                                 220       255       220
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                       8,706     8,567     8,161

OTHER INCOME:
Income from fiduciary activities                          150       126       108
Service charges on deposit accounts                       330       333       358
Net gain on sale of securities                            116         1         0
Other income                                              525       323       251
    Total other income                                  1,121       783       717

OTHER EXPENSES:
Salaries and employee benefits                          2,628     2,531     2,384
Occupancy expense, net                                    297       298       284
Furniture and equipment expense                           318       318       311
External data processing expense                          694       479       441
F.D.I.C. insurance expense                                 22        23         2
Printing, stationary and supplies                         132       143       156
Other expense                                           1,133     1,106       984
    Total other expenses                                5,224     4,898     4,562
INCOME BEFORE INCOME TAXES                              4,603     4,452     4,316
Applicable income taxes                                 1,381     1,351     1,271

NET INCOME                                            $ 3,222   $ 3,101   $ 3,045

Earnings per share
    Basic                                             $  2.01   $  1.94   $  1.90
    Diluted                                              2.01      1.94      1.90

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except per share data)


                                                      For the three years ended December 31, 1998.

                                                                              Accumulated
                                                                              Other             Total
                                                 Common             Undivided Comprehensive     Stockholders'
                                                 Stock    Surplus   Profits   Income            Equity

Balance at December 31, 1995                     $4,000   $ 4,000   $17,605   $375              $25,980
Comprehensive income:
    Net income                                       --        --     3,045     --                3,045
    Change in net unrealized gain on securities
        available for sale, net of tax               --        --        --    (94)                 (94)
            Total comprehensive income               --        --        --     --                2,951

Cash dividends ($0.74 per share)                     --        --    (1,184)    --               (1,184)
Balance at December 31, 1996                      4,000     4,000    19,466    281               27,747
Comprehensive income:
    Net income                                       --        --     3,101     --                3,101
    Change in net unrealized gain on securities
        available for sale, net of tax               --        --        --    111                  111
            Total comprehensive income               --        --        --     --                3,212

2-for-1 stock split (800,000 shares)              4,000    (4,000)       --     --                   --

Reduce par value from $5.00 to $2.50             (4,000)    4,000        --     --                   --

Cash dividends ($0.80 per share)                     --        --    (1,280)    --               (1,280)
Balance at December 31, 1997                      4,000     4,000    21,287    392               29,679
Comprehensive income:
    Net income                                       --        --     3,222     --                3,222
    Change in net unrealized gain on securities
        available for sale, net of tax               --        --        --    (46)                 (46)
            Total comprehensive income               --        --        --     --                3,176

Cash dividends ($0.84 per share)                     --        --    (1,344)    --               (1,344)

Balance at December 31, 1998                      4,000    $4,000   $23,165   $346              $31,511

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)


                                                      Years ended December 31,

                                                   1998        1997          1996
Cash flows from operating activities:
    Net income                                     $  3,222    $  3,101      $  3,045
Adjustments to reconcile net income to cash
  and cash equivalents provided by
  operating activities:
    (Increase) decrease in interest receivable          (47)         (9)           95
    (Increase) decrease in other assets                (336)         80           182
    Increase in other liabilities                       158          77           228
    Deferred income tax (benefit) expense               (24)         62           (64)
    Depreciation and amortization expense               290         296           278
    Net increase in cash surrender value
      of bank-owned life insurance                      107           0             0
    Amortization of premiums/discounts on
      securities, net                                   222         129           163
    Net gain on sale of securities                     (116)         (1)            0
    Provision for loan losses                           220         255           220
        Total adjustments                               474         889         1,102

        Net cash provided by operating activities     3,696       3,990         4,147

Cash flows from investing activities:
    Purchase of investment securities                (1,267)     (8,968)      (13,902)
    Purchase of securities available for sale       (65,140)    (16,505)      (21,584)
    Purchase of FRB and FHLB stock                      (91)        (50)         (685)
    Proceeds from matured investment securities      16,888       6,788         9,672
    Proceeds from matured securities
      available for sale                             27,932      18,134        15,955
    Proceeds from sale of securities
      available for sale                              2,255         254             0
    Net increase in loans                            (2,868)    (12,681)       (2,781)
    Purchase of bank-owned life insurance                 0      (2,135)            0
    Purchases of premises and equipment, net           (357)        (56)         (916)
        Net cash used by investing activities       (22,648)    (15,219)      (14,241)

Cash flows from financing activities:
    Net increase in deposits                         18,731       1,232        12,074
    Increase (decrease) in securities
      sold under agreement to repurchase              8,522       4,322          (824)
    Increase in notes payable                         4,000           0             0
    Payment of dividends                             (1,344)     (1,280)       (1,184)
        Net cash provided by financing activities    29,909       4,274        10,066

Net increase (decrease) in cash and
  cash equivalents                                   10,957      (6,955)          (28)

Cash and cash equivalents beginning of year           9,407      16,362        16,390

Cash and cash equivalents end of year              $ 20,364    $  9,407      $ 16,362

Supplemental disclosures of cash flow information:
    Cash paid during the year:
        Interest                                   $  7,757    $  7,118      $  6,762
        Income taxes                                  1,394       1,146         1,390

Supplemental schedule of noncash investing
  activities:
    Net reduction in loans resulting from the
    transfer to real estate owned                  $     37    $    144      $    165

See accompanying notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of CNB Bancorp, Inc. (Company) and City National Bank and Trust Company (subsidiary Bank) conform to generally accepted accounting principles in a consistant manner and are in accordance with the general practices within the banking field. The following is a summary of the significant policies used in the preparation of the consolidated financial statements.

     BASIS OF PRESENTATION - The Parent Company is a bank holding company whose principal activity is the ownership of all outstanding shares of the subsidiary Bank's stock. The subsidiary Bank is a commercial bank providing community banking services to individuals, small businesses and local municipal governments in Fulton County, New York. Management makes operating decisions and assesses performance based on an ongoing review of the subsidiary Bank's community banking operations, which constitute the Company's only operating segment for financial reporting purposes. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary after elimination of all significant intercompany transactions. The investment in the subsidiary Bank is carried under the equity method of accounting.

     SECURITIES - Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold securities to maturity, they are classified as investment securities and are stated at amortized cost. If securities are purchased for the purpose of selling them in the near term, they are classified as trading securities and they are reported at fair value with unrealized holding gains and losses reflected in current earnings. All other marketable securities are classified as securities available for sale and are reported at the fair value, with net unrealized gains or losses reported, net of income taxes, as a separate component of shareholders' equity. A decline in the fair value of any security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

     Nonmarketable equity securities such as Federal Reserve Bank stock, and Federal Home Loan Bank stock, are carried at cost. These investments are required for membership.

     Gains and losses on the disposition of all securities are based on the adjusted cost of the specific security sold. The adjusted cost of each debt security sold is determined by taking the stated cost and adjusting for any amortization of premiums or accretion of discount to the earlier of call or maturity date. At December 31, 1998 and 1997, the subsidiary Bank did not have any securities classified as trading securities.

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

     Management considers a loan to be impaired if, based on current information, it is probable that the subsidiary Bank will be unable to collect all scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Except for loans restructured in a troubled debt restructuring subsequent to January 1, 1995, management excludes large groups of smaller balance homogeneous loans such as residential mortgages and consumer loans which are collectively evaluated. Impairment losses, if any are recorded through a charge to the provision for loan losses.

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

     While management uses all of the above information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination which may not be presently available.

     OTHER REAL ESTATE OWNED - Included in other assets is other real estate owned which consists of properties acquired through foreclosure or by acceptance of a deed in lieu of foreclosure. These assets are recorded at the lower of the recorded investment in the loan or fair value of the property, less any estimated costs of disposal. Loan losses arising from the acquisition of such assets are charged to the allowance for loan losses and subsequent valuation write-downs are charged to non-interest expense. Operating costs associated with the properties are charged to expense as incurred. Gains on the sale of other real estate owned are included in income when title has passed and the sale has met the minimum down payment requirements prescribed by Generally Accepted Accounting Principles.

     BANK PREMISES AND EQUIPMENT - These assets are reported at cost less accumulated depreciation. Depreciation is charged to operating expense over the useful lives of the assets using the straight line method. Maintenance and repairs are charged to operating expense as incurred.

     INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's policy is that deferred tax assets are reduced by a valuation reserve if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will be realized. In considering if it is more likely than not that some or all of the deferred tax assets will be realized, the Company considers temporary taxable differences, historical taxes and estimates of future taxable income.

     EARNINGS PER COMMON SHARE - Basic earnings per share ("EPS") is computed by dividing income available to common stockholders (net income less dividends on perferred stock, if any) by the weighted average number of common shares outstanding for the period. Entities with complex capital structures must also present diluted EPS which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares that then shared in the earnings of the entity, such as the Company's stock options.

     Basic earnings per common share were computed based on average outstanding common shares of 1,600,000 in 1998, 1997 and 1996, respectively. Diluted earnings per common share were computed based on average outstanding common shares of 1,600,590 in 1998 and 1,600,000 in 1997 and 1996.

     DIVIDEND RESTRICTIONS - Certain restrictions exist regarding the ability of the subsidiary Bank to transfer funds to the Company in the form of cash dividends. The approval of the Comptroller of the Currency is required to pay dividends in excess of the subsidiary Bank's earnings retained in the current year plus retained net profits, as defined, for the preceding two years.

     CASH FLOWS - Cash and cash equivalents as shown in the consolidated statements of condition and consolidated statements of cash flows consists of cash, due from banks and federal funds sold.

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

     NEW ACCOUNTING PRONOUNCEMENTS - On January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130 (SFAS No. 130), "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components. Comprehensive income includes the reported net income of a company, adjusted for items that are currently accounted for as direct entries to equity, such as the mark to market adjustment on securities available for sale, foreign currency items and minimum pension liability adjustments. At the Company comprehensive income represents net income plus other comprehensive income, which consists of the net change in unrealized gains and losses on securities available for sale for the period. Accumulated other comprehensive income represents the net unrealized gains and losses on securities available for sale as of the consolidated statements of condition dates. Comprehensive income is shown on the accompanying consolidated statements of changes in stockholders' equity for the three year periods ending December 31, 1998, 1997 and 1996.

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 is effective for consolidated financial statements for fiscal periods begining after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. On December 31, 1998, the Company adopted the provisions of SFAS No. 131. The Company has not identified any separate operating segments requiring disclosure. Therefore, the adoption of this statement had no material effect on the Company's consolidated financial statements.

     In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits." This Statement revises employers' disclosures about pension and other post retirement benefit plans. It does not change the measurement or recognition of these plans. This Statement was adopted by the Company on December 31, 1998 and had no impact on the Company's consolidated financial position or results of operations.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management is currently evaluating the impact of this Statement on the Company's consolidated financial statements.

     SUBSEQUENT EVENTS - On January 25, 1999, CNB Bancorp, Inc. announced that it had entered into a definitive agreement of merger to acquire Adirondack Financial Service Bancorp, Inc., Gloversville, New York, parent company of Gloversville Federal Savings and Loan Association. Completion of the transaction is subject to approval by Adirondack's shareholders and regulatory authorities. The terms of the acquisition call for CNB Bancorp to pay $15 million in cash in the aggregate for all of the outstanding shares of Adirondack (subject to possible adjustment). The transaction will be accounted for as a purchase and is expected to close, upon shareholder and regulatory approval, in the second quarter of 1999.

     RECLASSIFICATIONS - Amounts in the prior years' financial statements are reclassified, whenever necessary, to conform to the presentation in the current years' financial statements.

Note 2: RESERVE REQUIREMENTS

     The subsidiary Bank is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and cash equivalents, was approximately $1,094,000 and $1,169,000 at December 31, 1998 and 1997, respectively.

Note 3: SECURITIES AVAILABLE FOR SALE

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities available for sale as of December 31 are as follows (in thousands):


                                                                 1998

                                                      Gross            Gross         Estimated
                                           Amortized  Unrealized       Unrealized    Fair
                                           Cost       Gains            Losses        Value

U.S. Treasury securities                   $ 7,015    $ 20             $  0          $ 7,035
Obligations of U.S. Government agencies     49,658     243              100           49,801
Collateralized mortgage obligations:
         U.S. Government agencies           18,071      66              108           18,029
Corporate securities                         3,351      44                0            3,395
Obligations of states and
    political subdivisions                  10,485     420                8           10,897
         Total securities available
             for sale                      $88,580    $793             $216          $89,157



                                                                 1997
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


     The amortized cost and estimated fair value of debt securities available for sale at December 31, 1998, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage backed securities are included in this schedule based on the contractual maturity date.

                                                     Amortized  Estimated
                                                     Cost       Fair Value

Due in one year or less                              $ 7,664    $ 7,708
Due after one year through five years                  9,093      9,264
Due after five year through ten years                 23,653     23,832
Due after ten years                                   48,170     48,353
         Total debt securities available for sale    $88,580    $89,157

     Proceeds from sales of securities available for sale during 1998 and 1997 were $2,255,000 and $254,000, respectively. There were no sales of securities available for sale in 1996. Gross gains in 1998 and 1997 were $116,000 and $1,000, respectively. There were no losses on sales during 1998 and 1997.

     The fair value of all securities available for sale pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 1998 and 1997 were $61,543,000 and $33,571,000, respectively.
Actual deposits secured by these securities at December 31, 1998 and 1997 were $20,197,000 and $10,285,000, respectively. Repurchase agreements secured by these securities at December 31, 1998 and 1997 were $12,844,000 and $4,322,000, respectively.

Note 4: INVESTMENT SECURITIES

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities as of December 31 are as follows (in thousands):


                                                                       1998

                                                              Gross        Gross       Estimated
                                                   Amortized  Unrealized   Unrealized  Fair
                                                   Cost       Gains        Losses      Value

Obligations of U.S. Government agencies            $ 6,105    $ 73         $0          $ 6,178
Obligations of states and political subdivisions    11,292     659          4           11,947
         Total investment securities               $17,397    $732         $4          $18,125



                                                                       1997

                                                              Gross        Gross       Estimated
                                                   Amortized  Unrealized   Unrealized  Fair
                                                   Cost       Gains        Losses      Value

Obligations of U.S. Government agencies            $20,732    $103         $36         $20,799
Obligations of states and political subdivisions    12,315     676           0          12,991
         Total investment securities               $33,047    $779         $36         $33,790


     The amortized cost and estimated fair value of investment securities at December 31, 1998, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            Amortized  Estimated
                                            Cost       Fair Value

Due in one year or less                     $ 2,181    $ 2,196
Due after one year through five years         7,886      8,247
Due after five year through ten years         5,214      5,463
Due after ten years                           2,116      2,219
         Total investment securities        $17,397    $18,125

     The amortized cost of all investment securities pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 1998 and 1997 were $13,123,000 and $25,122,000, respectively. Actual deposits secured by these securities at December 31, 1998 and 1997 were $9,092,000 and $16,937,000, respectively.

Note 5: LOANS

     Loans on the accompanying consolidated statement of financial condition are comprised of the following at December 31 (in thousands):

                                            1998       1997

Commercial and Commercial Real Estate       $ 35,877   $ 37,265
Residential Real Estate                       46,423     46,750
Installment                                   49,727     44,537
         Total loans                        $132,027   $128,552

     Non-accrual loans at December 31, 1998, 1997 and 1996 were $280,000, $283,000 and $680,000, respectively. The difference between the interest collected on these loans and recognized as income, and the amounts which would have been accrued is not significant. There were loans ninety days past due and still accruing interest of $249,000, $88,000 and $557,000 as of December 31, 1998, 1997 and 1996, respectively.

     In the ordinary course of business, the subsidiary Bank has made loans to certain directors and executive officers of the Company and the subsidiary Bank, and other related parties. Such transactions are on substantially the same terms, including interest rates and collateral on loans, as comparable transactions made to others. Total loans to these persons and companies on December 31, 1998 and 1997 amounted to $2,231,000 and $2,194,000, respectively. During 1998, $13,257,000 of new loans were made and repayments totaled $13,220,000.

     As of December 31, 1998 and 1997, respectively, there were $276,000 and $278,000 of commercial loans that were placed on non-accrual status and were classified as impaired loans. As of December 31, 1998 and 1997, $55,000 and $56,000 of the allowance for loan losses was allocated to the impaired loans, respectively. During 1998, 1997 and 1996, the average balance of impaired loans was $270,000, $498,000, and $656,000, respectively. Interest income of $6,000, $10,000 and $16,000 was recognized on impaired loans during 1998, 1997 and 1996, respectively.

     The subsidiary Bank's primary business area consists of the County of Fulton and, therefore, there are certain concentrations of loans and loan commitments within that geographic area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of this region. At December 31, 1998 and 1997, the only area of industry concentration that existed within the subsidiary Bank's commitments were to the leather and leather-related industries. Outstanding commitments to this segment were $4.2 million as of December 31, 1998 and $4.5 million as of December 31, 1997. These figures represent 16.7% and 19.3% of the total commitments outstanding at the end of each respective year. Loans outstanding to this segment were $5.6 million as of December 31, 1998 and $5.5 million as of December 31, 1997. These figures represent 4.2% and 4.3% of gross loans outstanding at the end of each respective year.

Note 6: ALLOWANCE FOR LOAN LOSSES

     A summary of the changes in the allowance for loan losses is as follows (in thousands):

                                    1998     1997     1996
Balance at beginning of year        $1,492   $1,620   $1,505
Recoveries credited                     17       21       22
Provision for loan losses              220      255      220
Less: Charged off loans               (149)    (404)    (127)
Balance at end of year              $1,580   $1,492   $1,620

Note 7: BANK PREMISES AND EQUIPMENT

Premises and equipment at December 31 (in thousands),      1998     1997
Land                                                       $   604  $   604
Bank Premises                                                2,285    2,245
Equipment, furniture and fixtures                            2,041    1,914

                                                             4,930    4,763

Less: Accumulated depreciation and amortization             (2,355)  (2,255)
         Total bank premises and equipment                 $ 2,575  $ 2,508

     Depreciation and amortization expense amounted to $290,000, $296,000, and $278,000 for the years 1998, 1997 and 1996, respectively.

Note 8: DEPOSITS

     The approximate amount of contractual maturities of time deposit accounts for the years subsequent to December 31, 1998 are as follows (in thousands):

        Years ended December 31,
                  1999                $74,296
                  2000                 12,842
                  2001                  2,076
                  2002                  1,610
                  2003                  1,360

                                      $92,184

Note 9: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     For the years ended December 31, 1998 and 1997, the average balance of Securities Sold Under Agreements to Repurchase was $10,225,000 and $571,000, respectively. The highest month end balances for these securities during 1998 and 1997 were $12,844,000 and $4,322,000, respectively. The average rate paid for these securities during 1998 and 1997 was 5.32% and 5.36%, respectively.

     The underlying securities associated with customer repurchase agreements are under the control of the subsidiary Bank. The underlying securities associated with repurchase agreements with the Federal Home Loan Bank and brokerage firms are held in collateral accounts for our account until maturity of the agreements.

Note 10: NOTES PAYABLE - FEDERAL HOME LOAN BANK

     In fiscal 1998, the subsidiary Bank began using fixed rate convertible advances and floating rate fixed term advances from the Federal Home Loan Bank, as a source of funds. Information on the borrowings is summarized as follows (in thousands):

                                    Interest   Rate as
                  Maturity Date     Amount     of 12/31/98    Call Date

                  12/08/2003        $1,000     4.870%         12/07/2001
                  10/23/2008         2,000     4.355          10/23/2000
                  11/28/2003*        1,000     5.290

     * This borrowing is non-callable but retains a quarterly repricing frequency to the current 3-month LIBOR rate plus 4 basis points. The interest on all borrowings is calculated on an actual/360-day basis and is payable quarterly to the Federal Home Loan Bank.

     At December 31, 1998 and 1997, the subsidiary Bank had available lines of credit with correspondent banks and the Federal Home Loan Bank of $80,670,000 and $16,886,000, respectively. Advances on these lines are secured by the subsidiary Bank's real estate mortgages, investment securities, available for sale securities and Federal Home Loan Bank stock. At December 31, 1998, $4,000,000 was outstanding in borrowings against these lines with the Federal Home Loan Bank. There were no advances outstanding on these lines of credit at December 31, 1997.

Note 11: EMPLOYEE BENEFIT PLANS

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

     The following table sets forth the plan's funded status as of a September 30 measurement date, and the amounts recognized in the accompanying consolidated financial statements (in thousands).


                                                              1998      1997
Change in projected benefit obligation:

         Projected benefit obligation at beginning of year    $2,590    $2,333
         Service cost                                            140       123
         Expenses                                                (37)      (30)
         Interest cost                                           196       176
         Benefits paid                                          (123)     (120)
         Assumption changes and other                            177       108
         Projected benefit obligation at end of year           2,943     2,590

Change in plan assets:
         Fair value of plan assets at beginning of year        3,339     2,723
         Actual return on plan assets                            141       611
         Employer contribution                                   159       156
         Benefits paid                                          (123)     (120)
         Expenses                                                (37)      (31)
         Fair value of plan assets at end of year              3,479     3,339

Funded status
         Unrecognized net actuarial loss/(gain)                  536       749
         Unrecognized prior service cost                          68      (249)
         Unrecognized transition asset                           (23)      (25)
         Prepaid pension cost                                     (4)       (4)
                                                              $  577    $  471
Weighted average assumptions as of September 30
         Discount rate                                          7.00%     7.75%
         Rate of compensation increase                          4.00      5.00
         Expected return on plan assets                         8.50      8.50



                                                              1998      1997     1996

Components of net periodic pension cost:
         Service cost                                         $ 140     $ 123    $ 118
         Interest cost                                          196       176      167
         Expected return on plan assets                        (280)     (228)    (211)
         Amortization of unrecognized prior service cost         (2)       (2)      (2)
         Amortization of unrecognized transition asset            0         0       (1)
         Net periodic pension cost                            $  54     $  69    $  71


     The subsidiary Bank has a Supplemental Executive Retirement Plan for key management personnel. The subsidiary Bank's expense for the years ended December 31, 1998, 1997 and 1996 was approximately $57,000, $55,000, and
$52,000, respectively.

     The subsidiary Bank has also established a Supplemental Life Insurance Plan/Split Dollar for all officers, vice president and above, with at least ten years of service to the Company. The subsidiary Bank invested approximately $2,000,000 for this coverage in 1997 and is receiving an annual tax-free return.

     Profit Sharing Plan - The subsidiary Bank has a non-contributory deferred profit sharing plan under which contributions are made by the subsidiary Bank to a separate trust for the benefit of the subsidiary Bank's participating employees. Annual contributions to the plan are determined by the board of directors of the subsidiary Bank. Earnings are accrued during the year and are distributed December 31st of each year. The subsidiary Bank's contribution to the plan for 1998, 1997 and 1996 was $108,000, $102,000 and $96,000, respectively.

     Other than certain life insurance benefits which are provided to a closed group of retirees, the Company does not provide post-retirement benefits to employees. The costs associated with the life insurance to the closed group of retirees is not significant in 1998, 1997 or 1996.

Note 12: STOCK BASED COMPENSATION

     On October 20, 1998, the Company's shareholders approved the CNB Bancorp, Inc. Stock Option Plan (Stock Option Plan) which permits the issuance of options to selected employees. The primary objective of the Stock Option Plan is to provide employees with a proprietary interest in the Company and as an incentive to encourage such persons to remain with the Company.

     Under the Stock Option Plan, 160,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of the grant. Options expire no later than ten years following the date of the grant.

     On October 26, 1998, 66,500 options were awarded at an exercise price of $35.50 per share. These shares have a ten-year term with fifty percent vesting immediately and the remaining fifty percent vesting one year from the grant date.

     A summary of the status of the Company's stock option plans as of December 31, 1998 and changes during the year is presented below:

                                                     998

                                                          Weighted Average
                                            Shares        Exercise Price

Options:
         Outstanding at beginning of year        0        $  .00
         Granted                            66,500         35.50
         Exercised                               0           .00
         Cancelled                               0           .00
         Outstanding at year-end            66,500         35.50

         Exercisable at year-end            33,250        $35.50

     SFAS No. 123 requires Companies not using a fair value based method of accounting for employee stock options or similar plans, to provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1998: dividend yield of 2.25%; expected volatility of 25.0%; risk free interest rate of 5.15% for the October 26, 1998 grant; and an expected life of five years. Based on the aforementioned assumptions, the Company has estimated that the fair value of the options granted on October 26, 1998 was $8.83. Had the Company determined compensation cost based on the fair value at the grant date for its options under SFAS No. 123, the pro forma disclosures for the Company for the year ended December 31, 1998 would be as follows (in thousands, except per share data):

Net income:
         As reported       $3,222
         Pro forma          3,046

Basic earnings per share
         As reported         2.01
         Pro forma           1.90

Diluted earnings per share
         As reported         2.01
         Pro forma           1.90

     Because the Company's employee stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Note 13: INCOME TAXES

     The following is a summary of the components of income tax expense for the years ended December 31 (in thousands):

                                       1998         1997      1996
Current tax expense:
         Federal                       $1,062       $  965    $1,000
         State                            343          324       335
         Total current tax expense      1,405        1,289     1,335

Deferred tax expense (benefit):
         Federal                          (30)          51       (55)
         State                              6           11        (9)
         Total deferred tax
           expense (benefit)              (24)          62       (64)
Provision for income taxes             $1,381       $1,351    $1,271

     The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows (in thousands):


                                                            1998              1997              1996

                                                                % of              % of              % of
                                                                Pretax            Pretax            Pretax
                                                       Amount   Income   Amount   Income   Amount   Income

Tax expense at statutory rate                          $1,565   34.0%    $1,514   34.0%    $1,467    34.0%
Increase (decrease) resulting from:
         Tax-exempt interest income                      (429)  (9.3)      (443)  (9.9)      (462)  (10.7)
         State tax expense, net of federal deductions     224    4.9        215    4.8        212     4.9
         Interest expense incurred to carry
            tax-exempt bonds                               49    1.1         47    1.1         50     1.2
         Other                                            (28)  (0.6)        18    0.4          4     0.1
Provision for income taxes                             $1,381   30.1%    $1,351   30.4%    $1,271    29.5%



     Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, are as follows (in thousands):

                                                     1998      1997
Deferred tax assets:
         Allowance for loan losses                   $ 680     $ 642
         Director's deferred compensation                9         9
         Post-retirement benefits                       88        65
            Total gross deferred tax assets            777       716
            Less valuation allowance                  (163)     (150)
            Net deferred tax assets                    614       566

Deferred tax liabilities:
         Premises and equipment, primarily
           due to accelerated depreciation             (76)      (81)
         Securities discount accretion                 (34)      (47)
         Prepaid pension obligation                   (230)     (188)
            Total gross deferred tax liabilities      (340)     (316)
            Net deferred tax asset end of year         274       250
            Net deferred tax asset beginning of year   250       312
Deferred tax expense (benefit)                       $ (24)    $  62

     In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $230,000 and $261,000 relating to the net unrealized gain on securities available for sale as of December 31, 1998 and 1997, respectively.

     Deferred tax assets are recognized subject to management's judgement that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. The valuation allowance of $163,000 and $150,000 as of December 31, 1998 and 1997, respectively, relates to New York State deferred tax assets due to the lack of carryback and carryforward provisions available in New York State. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 1998 and 1997 will be realized.

Note 14: COMPREHENSIVE INCOME

     The Company has adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income (and its components) in financial statements. Comprehensive income represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale. While SFAS No. 130 does not require a specific reporting format, it does require that an enterprise display an amount representing total comprehensive income for each period for which an income statement is presented. In accordance with SFAS No. 130, the Company has reported its comprehensive incomes for 1998, 1997 and 1996 in the consolidated statements of changes in stockholders' equity.

     The Company's accumulated other comprehensive income, which is included in stockholders' equity, represents the after-tax net unrealized gain on securities available for sale at the balance sheet date. The Company's other comprehensive income, which is attributable to gains and losses on securities available for sale, consisted of the following components for the years ended December 31 (in thousands):


                                                                             1998     1997     1996

Net unrealized holding gains (losses) arising during the year,
         net of taxes of ($16) in 1998, ($73) in 1997 and $66 in 1996        $ 23     $112     $(94)

Reclassification adjustment for net realized gains included in
         income, net of taxes of $47 in 1998, $0 in 1997 and $0 in 1996       (69)      (1)       0

Other comprehensive income (loss), net of taxes of $31 in 1998,
         ($73) in 1997 and $66 in 1996                                       $(46)    $111     $(94)


Note 15: COMMITMENTS AND CONTINGENT LIABILITIES

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

     Contract amounts of financial instruments that represent credit risk as of December 31, 1998 and 1997 at fixed and variable rates are as follows (in thousands):

                                                       1998

Commitment and unused lines of credit:      Fixed    Variable  Total
         Home Equity loans                  $    0   $ 4,678   $ 4,678
         Commercial loans                      137    18,064    18,201
         Overdraft loans                     1,256         0     1,256
         Mortgage loans                        900         0       900

                                             2,293    22,742    25,035

Standby & Commercial letters of credit           0        85        85
Total                                       $2,293   $22,827   $25,120

                                                       1997

Commitment and unused lines of credit:      Fixed    Variable  Total
         Home Equity loans                  $    0   $ 4,751   $ 4,751
         Commercial loans                      420    15,539    15,959
         Overdraft loans                     1,228         0     1,228
         Mortgage loans                        594        17       611

                                             2,242    20,307    22,549

Standby & Commercial letters of credit           0       767       767
Total                                       $2,242   $21,074   $23,316

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

     The Company and its subsidiary may, from time to time, be defendants in legal proceedings relating to the conduct of their business. In the best judgements of management, the consolidated financial position of the Company and its subsidiary Bank would not be affected materially by the outcome of any pending legal procedures.

Note 16: REGULATORY CAPITAL REQUIREMENTS

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

     Under its prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized bank. Such actions could have a direct material effect on a bank's financial statements. The regulations establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, a bank is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0%; (based on total adjusted average assets); a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

     The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about capital components, risk weightings and other factors.

     As of December 31, 1998 and 1997, the Company and the subsidiary Bank met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the subsidiary Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the subsidiary Bank's capital classification.

     The following is a summary of the actual capital amounts and ratios as of December 31, 1998 and 1997 for the Company (consolidated) and the subsidiary Bank (in thousands):

                                         1998             1997

                                    Amount   Ratio    Amount   Ratio

Consolidated
         Leverage (Tier 1) capital  $31,165  12.5%    $29,287  13.4%
         Risk-based capital:
            Tier 1                   31,165  23.4      29,287  24.0
            Total                    32,745  24.6      30,779  25.3

Subsidiary Bank
         Leverage (Tier 1) capital  $31,158  12.5%    $29,278  13.4%
         Risk-based capital:
            Tier 1                   31,158  23.4      29,278  24.0
            Total                    32,738  24.6      30,770  25.3

Note 17: PARENT COMPANY ONLY FINANCIAL INFORMATION

     The following presents the financial condition of the Parent Company as of December 31, 1998 and 1997 and the results of its operations and cash flows for the years ended December 31, 1998, 1997 and 1996 (in thousands):

CONDENSED STATEMENTS OF CONDITION (Parent only)
                                                   At December 31,
                                                 1998         1997

ASSETS:
         Cash                                    $     7      $     9
         Investment in subsidiary                 31,504       29,670
            Total assets                         $31,511      $29,679

STOCKHOLDERS' EQUITY:

         Common stock                            $ 4,000      $ 4,000
         Surplus                                   4,000        4,000
         Undivided profits                        23,165       21,287
         Accumulated other comprehensive income      346          392
            Total stockholders' equity            31,511       29,679
            Total liabilities and
              stockholders' equity               $31,511      $29,679

CONDENSED STATEMENTS OF INCOME (Parent only)

                                                    Years ended December 31,

                                                    1998     1997     1996
Income:
         Dividends from subsidiary                  $1,344   $1,290   $1,184

Expenses:
         Other Expense                                   3        6        2
Income before income taxes and equity in
         undistributed net income of subsidiary      1,341    1,284    1,182

Income tax benefit                                       1        2        0

Income before equity in undistributed net income
         of subsidiary                               1,342    1,286    1,182

Equity in undistributed net income of subsidiary     1,880    1,815    1,863

Net income                                          $3,222   $3,101   $3,045

CONDENSED STATEMENTS OF CASH FLOWS (Parent only)

                                                    Years ended December 31,

                                                  1998      1997     1996
Cash flows from operating activities:

         Net income                               $ 3,222   $ 3,101  $ 3,045
         Equity in undistributed earnings
           of subsidiary                           (1,880)   (1,815)  (1,863)
Net cash provided by operating activities           1,342     1,286    1,182

Cash flows from financing activities:                   0         0
         Payment of dividends                      (1,344)   (1,280)  (1,184)

Net cash used by financing activities              (1,344)   (1,280)  (1,184)

Net increase (decrease) in cash                        (2)        6       (2)

Cash beginning of year                                  9         3        5

Cash end of year                                  $     7   $     9  $     3

Note 18: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

     Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the net deferred tax asset and property, plant, and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value. In addition, there are significant intangible assets that the fair value estimates do not recognize, such as the value of "core deposits", the subsidiary Bank's branch network, trust relationships and other items generally referred to as "goodwill".

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Cash and Cash Equivalents

     For these short-term instruments, carrying value approximates fair value.

Securities Available for Sale & Investment Securities

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

Accrued Interest Receivable

     For accrued interest receivable, a short-term instrument, carrying value approximates fair.

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

Notes Payable - Federal Home Loan Bank

     For these instruments that mature in more than ninety days the current borrowing rate is compared to rates for similar advances and a premium or discount calculated.

Accrued Interest Payable

     For accrued interest payable, a short-term instrument, carrying value approximates fair value.

Commitments to Extend Credit, Standby and Commercial Letters of Credit, and Financial Guarantees Written

     The fair value of commitments to extend credit and unused lines of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. Fees, such as these are not a major part of the subsidiary Bank's business and in the subsidiary Bank's business territory are not a "normal business practice". Therefore, based upon the above facts it is stated that book value equals fair value and the amounts are not significant.

Financial Instruments

     The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):


                                                               1998                    1997

                                                      Carrying     Estimated   Carrying     Estimated
                                                      Amount       Fair Value  Amount       Fair Value

Financial Assets:
         Cash and cash equivalents                    $ 20,364     $ 20,364    $  9,407     $  9,407
         Securities available for sale<F1>              90,132       90,132      55,242       55,242
         Investment securities                          17,397       18,125      33,047       33,790
         Loans (net of unearned income)                121,837      122,552     119,138      119,391
            Less allowance for loan losses               1,580            0       1,492            0
               Net loans                               120,257      122,552     117,646      119,391
         Accrued interest receivable                     1,460        1,460       1,413        1,413

Financial Liabilities:
         Deposits
            Non-interest bearing demand               $ 23,268     $ 23,268    $ 21,391     $ 21,391
            Savings, NOW and money market               90,934       90,934      81,980       81,980
            Certificates of deposit and other time      92,184       92,607      84,284       84,704
               Total deposits                          206,386      206,809     187,655      188,075
            Securities sold under agreements
              to repurchase                             12,844       13,004       4,322        4,322
            Notes Payable - FHLB                         4,000        3,989           0            0
            Accrued interest payable                       351          351         191          191


<F1> Includes investments required for membership in FRB and FHLB.



INDEPENDENT AUDITORS REPORT

To The Board of Directors and Stockholders of CNB Bancorp, Inc.:

     We have audited the accompanying consolidated statements of condition of CNB Bancorp, Inc. and subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiary at December 31, 1998 and 1997, the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Albany, N.Y.
February 5, 1999

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

MARKET AND DIVIDEND INFORMATION
CNB BANCORP, INC.

     The common capital stock - $2.50 par value is the only registered security of the Company and is inactively traded. The range of prices of this security known to management based on records of the Company and as supplied by Ryan, Beck and Co. on a quarterly basis and the quarterly cash dividends paid for the most recent two years are shown below.


                                1998                              1997

                       Bid              Asked             Bid              Asked

                  High     Low      High    Low      High     Low      High     Low

First Quarter     35.50    33.50    37.00   35.00    26.25    25.00    27.00    25.75
Second Quarter    37.00    35.50    38.00   37.00    26.50    26.50    28.75    27.50
Third Quarter     37.00    36.00    38.50   37.50    31.00    28.75    33.00    30.00
Fourth Quarter    37.50    35.50    38.50   37.50    33.00    32.00    36.00    33.50


Cash dividends paid - per share

                                            1998     1997

First Quarter                               $0.21    $0.20
Second Quarter                               0.21     0.20
Third Quarter                                0.21     0.20
Fourth Quarter                               0.21     0.20

Total cash dividends per share              $0.84    $0.80

Number of shareholders on December 31         694      669

A copy of Form 10K (Annual Report) for 1998, filed with the Securities and Exchange Commission by the Company, is available to shareholders free of charge by written request to:

         George A. Morgan, Vice President and Secretary
         CNB Bancorp, Inc., 10-24 N. Main Street, P.O. Box 873,
         Gloversville, NY 12078

CNB BANCORP, Inc.

OFFICERS

WILLIAM N. SMITH, Chairman of the Board and President
GEORGE A. MORGAN, Vice-President and Secretary
MICHAEL J. FRANK, Treasurer
BRIAN R. SEELEY, Auditor

CITY NATIONAL BANK & TRUST COMPANY

OFFICERS

WILLIAM N. SMITH, Chairman of the Board and President
GEORGE A. MORGAN, Executive Vice-President, Cashier, and Trust Officer DAVID W. McGRATTAN, Senior Vice-President
ROBERT W. BISSET, Vice-President
RONALD J. BRADT, Vice-President
GEORGE E. DOHERTY, Vice-President
MICHAEL J. FRANK, Vice-President and Comptroller
BILL ARGOTSINGER, Assistant Vice-President
DEBORAH A. BRANDIS, Assistant Vice-President
LAWRENCE D. PECK, Marketing Officer
DENISE L. CERASIA, Operations Officer
DONALD F. STANYON, JR., Financial Services Officer
DARRIN R. AMBRIDGE, Loan Officer
KATHRYN E. SMULLEN, Loan Officer
PAULA K. TUCKER, Systems Officer
BRIAN R. SEELEY, Auditor

MAIN OFFICE

LYNNE M. CIRILLO, Branch Manager

FIFTH AVENUE OFFICE

CONSTANCE A. ROBINSON, Branch Manager
JOANNE M. SHY, Branch Officer

JOHNSTOWN OFFICE

TAMMY L. WARNER, Branch Manager
AMY M. PRAUGHT, Branch Officer

NORTHVILLE OFFICE

DONALD R. HOUGHTON, Vice-President and Branch Manager

PERTH OFFICE

TIENA M. DI MATTIA, Branch Manager

City National Bank
and Trust Company

BANKING OFFICES:

MAIN OFFICE

10-24 North Main Street
P.O. Box 873
Gloversville, NY 12078

FIFTH AVENUE OFFICE

185 Fifth Avenue
Gloversville, NY 12078

JOHNSTOWN OFFICE

142 North Comrie Avenue
Johnstown, NY 12095

NORTHVILLE OFFICE

231 Bridge Street
Northville, NY 12134

PERTH OFFICE

4178 State Highway 30
Town of Perth
Amsterdam, NY 12010