Form 10-K, Exhibit 13
period 1999-12-31
CNB BANCORP INC /NY/
filed 2000-03-30
CIK 839928

CNB BANCORP, Inc.
1999 ANNUAL REPORT

City National Bank
and Trust Company

DIRECTORS
CNB Bancorp, Inc. and City National Bank and Trust Company

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

Timothy E. Delaney
PRESIDENT, DELANEY CONSTRUCTION CORP., HEAVY/HIGHWAY CONSTRUCTION

Richard D. Ruby
PRESIDENT, RUBY & QUIRI, INC., HOME FURNISHINGS RETAILER


HONORARY DIRECTORS

Lydon F. Maider            Henry Buanno              Ross H. Higier
Richard B. Parkhurst       Alfred J. Washburn        Theodore E. Hoye, Jr.
Edward F. Vonderahe        Richard E. Hathaway       James W. St. Thomas
Henry C. Tauber            Paul E. Smith             Richard P. Tatar
Lloyd Politsch                                       Leon Finkle

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)

                                                  1999      1998      1997

NET INCOME                                    $  3,299  $  3,222  $  3,101
Earnings Per Share
  Basic                                           1.37      1.34      1.29
  Diluted                                         1.36      1.34      1.29

CASH DIVIDENDS DECLARED                       $  1,416  $  1,344  $  1,280
Per Share                                         0.59      0.56      0.53

STOCKHOLDERS' EQUITY AT YEAR-END              $ 31,285  $ 31,511  $ 29,679
Per Share                                        13.03     13.13     12.37

RETURN ON AVERAGE STOCKHOLDERS' EQUITY            10.5%     10.5%     10.8%

RETURN ON AVERAGE ASSETS                          1.13%     1.36%     1.44%

TOTAL ASSETS AT YEAR-END                      $314,908  $255,568  $222,325

Per share figures have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

PRESIDENT'S MESSAGE

I am extremely pleased to report that 1999 proved to be an outstanding year for our Company. My sincere thanks to our dedicated staff and Board of Directors for their contributions to this success.

The highlight of the year was the acquisition of Adirondack Financial Services Bancorp, Inc., parent company of Gloversville Federal Savings and Loan Association, that was completed on June 1, 1999. This added two locations to the bank, a branch at 295 Broadway, Saratoga Springs, New York, and their former main office at 52 North Main Street, Gloversville, New York. Following the conversion of Gloversville Federal's computer data to City National's system on September 11, 1999, it was decided to relocate the teller and customer service activity of 52 North Main Street to the Fremont Street side of the building. This made available sizable space at 52 North Main Street that was then converted to a new trust and financial services office, offering privacy and convenience for trust and investment clients. To help grow the trust department, a new trust officer, Deborah Buck, was hired in December. Her primary focus is new business development.

Net income for the year was $3.3 million, a 2.4% increase over the prior year's result of $3.2 million. Diluted earnings per share were $1.36, compared to $1.34 in 1998, after adjusting to reflect the 3 for 2 stock split effected through a 50% stock dividend declared in July, 1999.

Several key balance sheet categories reached record year-end levels, most notably, total assets, loans and deposits. These impressive increases were due to the Adirondack Financial acquisition, as well as some internally generated growth. Total assets increased $59.3 million or 23.2%, resulting in total assets at year-end of $314.9 million. Total loans, net of unearned income, increased $50.6 million or 41.5%, resulting in total loans, net of unearned income, at year-end, of $172.4 million. Deposits increased $58.7 million or 28.4%, resulting in total deposits at year-end of $265.1 million.

Despite the substantial growth, asset quality remained strong as evidenced by the low levels of nonperforming loans and net loan losses. At year-end, nonperforming loans were $1.6 million and represented 0.9% of year-end loans, net of unearned income, while net loan losses for the year equaled 0.1% of year-end loans, net of unearned income.

In January the Board of Directors increased the dividend for the thirty-third consecutive year. The dividend per share for the year was $0.59, an increase of 5.4%, as compared to $0.56 in 1998, after adjusting to reflect the 3 for 2 stock split, effected through the 50% stock dividend declared in July, 1999 and paid on September 1, 1999 to stockholders of record as of August 26, 1999. Total dividends paid to stockholders for the year amounted to $1,416,000. At year-end the bid price per share of stock was $27.00, an increase of $2.17 or 8.7% from the prior year, after adjusting for the above referred stock split.

In May, Timothy E. Delaney, President of Delaney Construction Corporation of Mayfield, New York, and Richard D. Ruby, President of Ruby & Quiri, Inc. of Gloversville, New York, former directors of Adirondack Financial, were appointed to the Board of Directors. Mr. Delaney, in heavy construction, and Mr. Ruby, in retailing, bring a new perspective to the board that I am sure will prove of great value to the company.

The operating results for the year were particularly gratifying because there were a number of nonrecurring expenses that were paid during the year including certain nonrecurring expenses incurred with the acquisition of Adirondack Financial; however, these expenses have helped position the Company for continued future growth.

Throughout the year, a significant amount of staff time and effort was devoted to Y2K preparedness and I am pleased to report that our Year 2000 Plan was a complete success as our systems transitioned into the new millennium without interruption.

As always, we welcome your comments and suggestions, and please remember to use our banking services and recommend us to your friends and neighbors.

/s/ WILLIAM N. SMITH
WILLIAM N. SMITH
Chairman of the Board, President and Chief Executive,
Officer of the Company and the subsidiary Bank

Year-End Total Assets
Five Years (1995-1999)
(Thousands)

1995   $201,516
1996   $214,762
1997   $222,325
1998   $255,568
1999   $314,908


Net Income
Five Years (1995-1999)
(Thousands)

1995   $3,003
1996   $3,045
1997   $3,101
1998   $3,222
1999   $3,299

Bid Price Per Common
Share Year End
Five Years (1995-1999)
(Dollars)

1995   $15.00
1996   $16.58
1997   $22.00
1998   $24.83
1999   $27.00


Dividend Paid Per
Common Share
Five Years (1995-1999)
(Dollars)

1995   $0.45
1996   $0.49
1997   $0.53
1998   $0.56
1999   $0.59

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

On January 23, 1999, the Company entered into a definitive agreement of merger with Adirondack Financial Services Bancorp, Inc., (Adirondack) Gloversville, New York, parent company of Gloversville Federal Savings and Loan Association, to purchase all of Adirondacks' outstanding shares for $14.6 million in cash. The transaction closed on June 1, 1999. At the date of the merger, Adirondack had approximately $68.5 million in assets, $56.4 million in deposits and $9.5 million in shareholders' equity.

In addition, under the merger agreement, the Company agreed to issue 35,624 options to purchase CNB Bancorp, Inc. stock at a price of $15.22. The estimated fair value of these options was $11.04 per share. The issuance of these options was included in the computation of goodwill, with the offsetting increase to surplus.

The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16, "Business Combination" (APB No. 16). Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated useful fair values. The acquisition of Adirondack resulted in approximately $4.8 million in excess of cost over net assets acquired ("goodwill"). Goodwill is being amortized to expense over a period of fifteen years using the straight-line method. The results of operations of Adirondack have been included in the Company's consolidated statements of income for periods subsequent to the date of acquisition. The discussion and analysis of the financial information that follows reflects the acquisition, at year-end and on average for seven months.

Financial Condition: The table below presents a comparison of average and year-end consolidated balance sheet categories over the past three years (in thousands).

                                                                  Increase/
                                                                 (Decrease)

Average Consolidated                                           1999/     1998/
Balance Sheet                    1999       1998      1997      1998      1997

Assets:
  Cash and due from banks    $  9,068   $  6,328  $  6,175   $ 2,740   $   153
  Federal funds sold            9,042     11,710     6,170    (2,668)    5,540
  Int. bearing deposits
    with banks                  1,655        206        59     1,449       147
  Total securities*           107,914     91,816    86,622    16,098     5,194
  Loans, net                  150,683    119,711   111,227    30,972     8,484
  Other assets                 12,500      7,444     5,308     5,056     2,136

    Total Assets             $290,862   $237,215  $215,561   $53,647   $21,654

Liabilities:
  Demand deposits            $ 23,375   $ 19,382  $ 17,900   $ 3,993   $ 1,482
  Savings, NOW and Money
    market accounts            95,830     73,503    76,386    22,327    (2,883)
  Time deposits               120,133    101,827    91,151    18,306    10,676
  Borrowed funds and
    repurchase agreements      18,682     10,777       592     7,905    10,185
  Other liabilities             1,380      1,057       827       323       230
Stockholders' equity           31,462     30,669    28,705       793     1,964

Total Liabilities and Equity $290,862   $237,215  $215,561   $53,647   $21,654

*At amortized cost and includes average Federal Reserve Bank and Federal Home Loan Bank equity securities.

                                                               Increase/
                                                              (Decrease)

Year-End Consolidated                                        1999/    1998/
Balance Sheet                    1999      1998      1997     1998     1997

Assets:
  Cash and due from banks    $ 12,402  $  6,422  $  6,585  $ 5,980    ($163)
  Federal funds sold            5,300    13,900     2,800   (8,600)  11,100
  Int. bearing deposits
    with banks                  2,128        42        22    2,086       20
  Total securities*           109,280   107,529    88,289    1,751   19,240
  Loans, net                  169,716   120,257   117,646   49,459    2,611
  Other assets                 16,082     7,418     6,983    8,664      435

    Total Assets             $314,908   255,568  $222,325  $59,340  $33,243

Liabilities:
  Demand deposits            $ 25,671  $ 23,268  $ 21,391  $ 2,403  $ 1,877
  Savings, NOW and Money
    market accounts           121,717    90,934    81,980   30,783    8,954
  Time deposits               117,692    92,184    84,284   25,508    7,900
  Borrowed funds and
    repurchase agreements      17,754    16,844     4,322      910   12,522
  Other liabilities               789       827       669      (38)     158
Stockholders' equity           31,285    31,511    29,679     (226)   1,832

    Total Liabilities
      and Equity             $314,908  $255,568  $222,325  $59,340  $33,243

*At amortized cost and includes Federal Reserve Bank and Federal Home Loan Bank equity securities.

Total assets at December 31, 1999 reached $314.9 million as compared to $255.6 million at December 31, 1998, an increase of 23.2%. Most of the asset growth during 1999 can be attributed to the acquisition of Adirondack, which had total assets of $68.5 million at the merger date. Average assets for 1999 totaled $290.9 million, an increase of $53.7 million or 22.6% from the 1998 average of $237.2 million.

Loans, which constitute the subsidiary Bank's largest segment of earning assets, represented 53.9% of total assets at December 31, 1999. Net loans increased approximately $49.5 million or 41.1% during 1999. The Adirondack acquisition accounted for approximately $49.4 million or 99.8% of the increase for the year. The increase was primarily in residential real estate mortgage loans. Average loans for 1999 increased $31.0 million or 25.9% over 1998.

Federal funds sold, which is a source of liquidity for the subsidiary Bank, decreased $8.6 million or 61.9% during 1999, which is largely attributable to the cash outlay related to the purchase of Adirondack.

Deposits continue to be the subsidiary Bank's primary source of funding. Total deposits at December 31, 1999 reached $265.1 million, an increase of $58.7 million or 28.4% over the previous year end. Core deposits which consist of demand, savings, NOW, and money market accounts, grew by $33.2 million or 29.1%, and time deposits increased $25.5 million or 27.7%. Average deposits increased during the year to $239.3 million from $194.7 million, an increase of $44.6 million or 22.9%. Consistent with the growth in loans, the increase in deposits is largely attributable to the acquisition of Adirondack, which had total deposits of $56.4 million as of the merger date.

Cash and cash equivalents decreased to $19.8 million at year-end 1999 from $20.4 million at year-end 1998, a decrease of only 2.9%. However, the components of each cash and cash equivalents changed more significantly. Cash and due from banks increased to $12.4 million at December 31, 1999 from $6.4 million at December 31, 1998, an increase of $6.0 million. This increase was attributed to higher vault cash held due to Y2K preparedness.

Other assets increased to $16.1 million at December 31, 1999 from $7.4 million at December 31, 1998, a $8.7 million increase. The increase is primarily related to goodwill recorded in connection with the acquisition of Adirondack.

Stockholder's equity at year-end 1999 was $31.3 million as compared to $31.5 million at year-end 1998. The decrease was due mainly to a combination of net retained earnings of $1.9 million and a net unrealized loss of market value on securities available for sale, net of tax, in the amount of $2.5 million. The consolidated statements of changes in shareholders' equity included in this annual report detail the changes in equity capital, including payments to shareholders in the form of cash dividends.

Results of Operations:

The comparative consolidated statements of income summarizes income and expense for the last three years. Despite one-time costs of approximately $475,000 related to the Adirondack acquisition and consulting fees associated with tax planning strategies, the Company continued its trend of achieving record earnings. Net income for 1999 was $3,299,000, as compared to $3,222,000 for 1998, an increase of 2.4% over the previous year. Net income for 1998 was 3.9% above 1997 net income of $3,101,000. The return on average assets for the three years ended December 31, 1999, 1998 and 1997 was 1.13%, 1.36% and 1.44%, respectively. The return on average equity for the same periods was 10.5%, 10.5% and 10.8%.

Net interest income, the most significant component of earnings, is the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets. Changes in net interest income from year to year result from changes in the level and mix of the average balances (volume) of earning assets and interest-bearing liabilities and from the yield earned and the cost paid (rate). In the following discussion, interest income is presented on a fully taxable equivalent basis applying the statutory Federal income tax rate of 34%. Net interest income for 1999 increased $1,778,000 or 18.5%, compared to an increase of $76,000 or 0.8% for the previous year. The large increase in 1999 was attributable to higher volumes of earning assets offset by higher volumes of deposits related to the acquisition of Adirondack. Interest and fees on loans for 1999 increased by $2,218,000 or 20.9% from the previous year, compared to an increase of $608,000 or 6.1%, for 1998 over 1997. The increase for 1999 was due to an increase in average loans of $31.7 million despite a decrease in yields of 36 basis points from 8.74% in 1998 to 8.38% in 1999. Interest on securities increased $1,025,000 or 16.2% for the year, as compared to an increase of $148,000 or 2.4% for 1998 over 1997. The increase in 1999 was due to the average volumes of securities increasing by $16.1 million or 17.5% for the year, which was somewhat offset by a 19 basis point decrease in the yield from 6.93% in 1998 to 6.74% in 1999. Interest on federal funds sold decreased $178,000 or 28.4%, compared to an increase of $284,000 or 82.8% for 1998 over 1997. The decrease in 1999 was primarily due to the Company's use of cash to purchase Adirondack and maintain higher balances of vault cash in the second half of the year related to preparations for Y2K.

For comparison purposes, the table below shows interest income converted to a fully taxable basis to recognize the income tax savings between taxable and tax-exempt assets (in thousands).

                                                         % Change   % Change
                                                            1999/      1998/
                                 1999     1998     1997      1998       1997

Total interest income         $19,968  $16,843  $15,763      18.6%       6.9%
Total interest expense          9,269    7,917    6,941      17.1       14.1

Net interest income            10,699    8,926    8,822      19.9        1.2
Tax equivalent adjustment         711      706      734       0.7       (3.8)

Net interest income taxable
  equivalent basis            $11,410   $9,632   $9,556      18.5%       0.8%

Total interest expense increased $1,352,000 or 17.1% in 1999 over that of 1998 compared to an increase of $976,000 or 14.1% for 1998 over 1997. The increase in 1999 was due primarily to higher interest bearing deposit volumes as a result of the Adirondack acquisition as well as an increase in the average volumes of securities sold under agreements to repurchase and notes payable to the FHLB. The $48.5 million increase in average interest bearing liabilities from $186.1 million in 1998 was somewhat offset by a 30 basis point decrease in yields from 4.25% in 1998 to 3.95% in 1999.

Total other income for 1999 increased by $346,000 or 30.9% due to additional fees earned on new accounts obtained from the Adirondack acquisition and higher merchant credit card fees. Total other income for 1998 increased by $338,000 or 43.2% over that for 1997. Total other expense increased $2,075,000 or 39.7% over the preceding year as compared to an increase of $326,000 or 6.7% for 1998 over 1997. The 1999 increase was due primarily to the acquisition of Adirondack. The acquisition resulted in higher salary and benefit costs associated with retained employees, one-time data processing conversion costs, the write-down of obsolete software, and the goodwill amortization associated with the acquisition. It is anticipated that the non-tax deductible goodwill amortization will be $319,000 for 2000 as compared to $172,000 for 1999 as a result of the full year's amortization in 2000. Other costs for 1999 include the subsidiary Banks' formation of a real estate investment trust and higher credit card processing costs.

Net interest spread, the difference between average earning assets yield and the cost of average interest bearing funds, increased 6 basis points or 1.7% from 1998 to 1999 compared to a decrease of 33 basis points or 8.4% from 1997 to 1998. Net interest margin, net interest income as a percentage of earning assets, decreased 11 basis points or 2.6%, whereas the change from 1997 to 1998 decreased 36 basis points or 7.7%. The small increase in the net interest spread for 1999 is a result of the deposit and loan mix received from the Adirondack acquisition as well as lower yielding federal funds decreasing and being replaced by higher yielding securities and loans. The slight decrease in net interest margin from 1998 is largely attributed to overall growth of interest earning assets coupled with a decrease in related yields of 24 basis points from 7.83% in 1998 to 7.59% in 1999.

Interest rate spread and net interest margin (in thousands):
(Tax equivalent basis)

                                 1999              1998               1997

                           Yearly             Yearly             Yearly
                          Average    Rate    Average    Rate    Average    Rate


Earning assets           $272,492   7.59%   $224,191   7.83%   $205,186   8.04%
Interest bearing
  liabilities             234,666   3.95     186,127   4.25     168,148   4.13
Net interest rate spread            3.64%              3.58%              3.91%
Net interest margin                 4.19%              4.30%              4.66%

Capital Resources: Stockholders' equity ended 1999 at $31,285,000 down $226,000 or 0.7% primarily due to the increase in the net unrealized loss in market value of the available for sale securities. At December 31, 1999, the ratio of stockholders' equity to total assets was 9.9%, as compared to 12.3% at December 31, 1998. The decrease in the ratio for 1999 was due to the influx of assets associated with the Adirondack acquisition.

As of December 31, 1990, banks were required to report new risk-based capital ratios that require bank holding companies to meet a ratio of qualifying total capital to risk-weighted assets. Risk-based assets are the value of assets carried on the books of the Company, as well as certain off-balance sheet items, multiplied by an appropriate factor as stipulated in the regulation. Tier 1 capital consists of common stock and qualifying stockholders' equity reduced by intangible assets. Total capital consists of Tier 1 capital plus a portion of the allowance for loan losses. Currently, the minimum risk-based ratios, as established by the Federal Reserve Board, for Tier 1 and total capital are 4% and 8%, respectively. At December 31, 1999, the Company had Tier 1 and total capital risk-based ratios of 17.4% and 18.7%, respectively. The Company also maintained a leverage ratio of 9.3% as of December 31, 1999. The leverage ratio is defined as Tier 1 capital in relation to fourth quarter average assets.

Liquidity: The primary objective of liquidity management is to ensure sufficient cash flows to meet all of the Company's funding needs, such as loan demand and customers' withdrawals from their deposit accounts. While the primary source of liquidity consists of maturing securities, other sources of funds are federal funds sold, repayment of loans, sale of securities available for sale, growth of deposit accounts and borrowed funds and securities sold under agreements to repurchase. Throughout 2000, approximately $11 million of securities are scheduled to mature. In addition to existing liquid assets the subsidiary Bank maintains lines of credit with a correspondent bank and the Federal Home Loan Bank (FHLB) to supplement its short term borrowing needs.

The subsidiary Bank has pledged certain assets as collateral for deposits from municipalities, FHLB borrowings and repurchase agreements. By utilizing collateralized funding sources, the subsidiary Bank is able to access a variety of cost effective sources of funds. Management monitors its liquidity position on a regular basis and does not anticipate any negative impact to its liquidity from pledging activities. While there are no known trends or demands that are likely to affect the Bank's liquidity position in any material way during the coming year, the above funds are available to satisfy any needs that may arise.

Provision for loan losses: The Company establishes an allowance for loan losses based on an analysis of risk factors in its loan portfolio. The analysis includes concentrations of credit, past loan loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair market value of underlining collateral, delinquencies and other factors.

The allowance for loan losses as a percentage of loans, net of unearned discount is 1.56% at December 31, 1999 compared to 1.30% at December 31, 1998. The increase is primarily related to the Adirondack acquisition where the loans acquired had an allowance to loan percentage higher than the Company's percentages due to the historical high charge-offs and level of non-performing loans in the acquired loan portfolio. As part of the acquisition, the Company acquired $1.2 million of allowance for loan losses. Offsetting this increase was the effect of 1999 net loan charge-offs of $230,000 which exceeded the provision for loan losses of $180,000.

Non-performing loans at December 31, 1999 of $1.6 million were significantly up from the non-performing loans at December 31, 1998 of $529,000. This increase is primarily related to one commercial loan which management is closely monitoring and believes to be appropriately reserved. The Company's allowance for loan loss coverage of non-performing loans decreased as of December 31, 1999 to 167% from 333% at December 31, 1998. Net loan charge-offs were $230,000, $132,000, and $383,000 for the years ended 1999, 1998, and 1997, respectively. The provision for loan losses was $180,000, $220,000, and $255,000 for the years ended 1999, 1998, and 1997, respectively. The reduction in the provision for loan losses over the past two years has resulted from management's overall assessment of the loan portfolio and the adequacy of the allowance for loan losses. There are no other loans in the Company's portfolio that management is aware of that pose significant adverse risk to the eventual full collection of principal and interest.

The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as conditions dictate. Although the Company maintains its allowance at a level which it considers to be adequate to provide for inherent risk of loss in its loan portfolio there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the OCC, as part of its examination process, which may result in the establishment of an additional allowance based on the OCC's judgement of the information available to it at the time of examination.

Market Risk: Market risk is the risk of loss from adverse changes in market prices and interest rates. The subsidiary Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit acceptance activities. Although the subsidiary Bank manages other risks, such as in credit and liquidity risk, in the normal course of its business, management considers interest rate risk to be its most significant market risk and could potentially have the largest material effect on the Bank's financial condition and results of operation. The Company does not currently have a trading portfolio or use derivatives such as swaps or options to manage market and interest rate risk.

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

In managing exposure, the subsidiary Bank uses interest rate sensitivity models that measure both net gap exposure and earnings at risk. ALCO monitors the volatility of its net interest income by managing the relationship of interest rate sensitive assets to interest rate sensitive liabilities. The Committee utilizes a simulation model to analyze net income sensitivity to movements in interest rates. The simulation model projects net interest income based on both an immediate rise or fall in interest rates of 200 basis point shock over a twelve month period. The model is based on the contractural maturity and repricing characteristics of interest rate assets and liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities.

The following table shows the approximate effect on the subsidiary Bank's net interest income as of December 31, 1999, assuming an increase or decrease of 200 basis points in interest rates (in thousands).

Change in Interest Rates   Estimated net     Change in Net
(basis points)             Interest Income   Interest Income

+200                       $10,872            1.6%
+100                        10,778            0.7
   0                        10,747            0.4
-100                        10,544           (1.4)
-200                        10,486           (2.0)

Another tool used to measure interest rate sensitivity is the cumulative gap analysis. The cumulative gap represents the net position of assets and liabilities subject to repricing in specified time periods. Deposit accounts without maturity dates are modeled based on historical run-off characteristics of these products in periods of rising rates. Loans and security maturities are based on contractural maturities. At December 31, 1999 the Company had a negative one-year cumulative gap position.

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

As of December 31, 1999, the subsidiary Bank was in a liability sensitive position for one year, which means that more liabilities are scheduled to mature or reprice within the next year than assets. However, beyond one year, the subsidiary Bank is in an asset sensitive position, which means that more assets are scheduled to mature, beyond one year, than liabilities. The following table shows the interest rate sensitivity gaps as of December 31, 1999 highlighting the gap percentages within one year.

Balance Maturing or Subject to Repricing (in Thousands)

                                         After     After
                                         3 Mo.   One But
                                           But    Within     After
                              Within    Within      Five      Five
AT DECEMBER 31, 1999        3 Months    1 Year     Years     Years      Total

Interest Earning Assets:
  Securities*                $25,778   $27,001   $25,581   $34,494   $112,854
  Total Loans, net of
    unearned discount         42,033    21,881    59,101    49,398    172,413
  Other Earning Assets         7,428         0         0         0      7,428

    Total Earning Assets      75,239    48,882    84,682    83,892    292,695

Fair Value Below Cost
  of Securities
  Available for Sale                                                   (3,574)
Other Assets                                                           25,787

TOTAL ASSETS                                                         $314,908

Interest-Bearing Liabilities:
  Savings, NOW and MMDA      $42,366   $ 3,449   $ 3,285   $72,617   $121,717
  Time Deposits               31,556    50,658    35,478         0    117,692
  Other Interest-Bearing
    Liabilities                8,984     3,252     5,388       130     17,754

Total Interest-Bearing
  Liabilities                 82,906    57,359    44,151    72,747    257,163

Demand Deposits                                                        25,671
Other Liabilities & Equity                                             32,074

TOTAL LIABILITIES & EQUITY                                           $314,908

Interest Rate
  Sensitivity Gap           ($ 7,667) ($ 8,477)  $40,531   $11,145

Cumulative Interest
  Rate Sensitivity Gap      ($ 7,667) ($16,144)  $24,387   $35,532    $35,532

                                          (5.1)%

*Includes Available for Sale Securities and Investment Securities at amortized cost and FHLB and FRB stock at cost.

Impact of year 2000: The Company is happy to report that the subsidiary Bank has successfully entered the year 2000. Thanks to the diligence of the Year 2000 Committee and the many other officers and employees involved in the project, the Bank entered the year 2000 without incident. As expected, there was no significant impact on the Company's consolidated financial condition, operational systems or cash flow.

As reported last year, the Bank spent approximately $200,000 in 1998 on the conversion of its data processing to the Horizon software system. In addition, during 1999 the subsidiary Bank spent approximately $100,000 to complete our Y2K preparedness. The Bank does not foresee any additional costs related to this project.

The Bank will continue its efforts to monitor critical dates as the year progresses.

FIVE-YEAR SUMMARY OF OPERATIONS
(In thousands, except per share data)

December 31,                              1999            1998            1997            1996            1995

Consolidated statement of income data
Interest and dividend income:
  Loans                                   $ 12,816        $ 10,598        $  9,990        $  9,541        $  9,504
  Securities<F1>                             6,623           5,603           5,427           5,369           4,727
  Money market instruments                     529             642             346             395             320

    Total interest and dividend income      19,968          16,843          15,763          15,305          14,551

Interest expense:
  Deposits                                   8,303           7,347           6,909           6,914           6,451
  Borrowings                                   966             570              32              10              22

    Total interest expense                   9,269           7,917           6,941           6,924           6,473

Net interest income                         10,699           8,926           8,822           8,381           8,078
Provision for loan losses                      180             220             255             220             230

Net interest income after
  provision for loan losses                 10,519           8,706           8,567           8,161           7,848
Other income                                 1,467           1,121             783             717             748
Other expenses                               7,299           5,224           4,898           4,562           4,314

Income before income taxes                   4,687           4,603           4,452           4,316           4,282
Applicable income taxes                      1,388           1,381           1,351           1,271           1,279

Net income                                $  3,299        $  3,222        $  3,101        $  3,045        $  3,003

Per share data:
  Basic earnings per share                $   1.37        $   1.34        $   1.29        $   1.27        $   1.25
  Diluted earnings per share                  1.36            1.34            1.29            1.27            1.25
  Cash dividends paid                         0.59            0.56            0.53            0.49            0.45

Selected year-end consolidated
  statement of condition data:
    Total assets                          $314,908        $255,568        $222,325        $214,762        $201,516
    Securities<F1>                         109,280         107,529          88,289          87,886          77,664
    Net loans                              169,716         120,257         117,646         105,365         102,969
    Deposits                               265,080         206,386         187,655         186,422         174,348
    Stockholders' equity<F1>                31,285          31,511          29,679          27,747          25,980


<F1> Securities figures include investment securities, securities available for sale, FRB and FHLB stock. Securities available for sale were recorded at fair value with any unrealized gain or loss at December 31 included in stockholders' equity, on a net of tax basis.



Per share figures have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

December 31,
                                                             1999     1998

ASSETS
Cash and cash equivalents
  Non-interest bearing                                       $ 12,402 $  6,422
  Interest bearing                                              2,128       42
  Federal funds sold                                            5,300   13,900
    Total cash and cash equivalents                            19,830   20,364

Securities available for sale, at fair value                   93,849   89,157

Investment securities (approximate fair value at December 31,
  1999 - $13,611; at December 31, 1998 - $18,125)              13,443   17,397

Investments required by law, stock in Federal Home Loan
  Bank of New York and Federal Reserve Bank of New
  York, at cost                                                 1,988      975

Loans                                                         183,785  132,027
  Unearned income                                             (11,372) (10,190)
  Allowance for loan losses                                    (2,697)  (1,580)

    Net loans                                                 169,716  120,257

Premises and equipment, net                                     3,550    2,575
Accrued interest receivable                                     1,745    1,460
Other assets                                                   10,787    3,383

    Total assets                                             $314,908 $255,568

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Demand (non-interest bearing)                              $ 25,671 $ 23,268
  Regular savings, NOW and money market accounts              121,717   90,934
  Certificates and time deposits of $100,000 or more           35,339   30,439
  Other time deposits                                          82,353   61,745

    Total deposits                                            265,080  206,386

Securities sold under agreements to repurchase                  9,581   12,844
Notes payable - Federal Home Loan Bank                          8,173    4,000
Other liabilities                                                 789      827

  Total liabilities                                           283,623  224,057

Commitments and contingent liabilities

STOCKHOLDERS' EQUITY
Common stock, $2.50 par value, 5,000,000 shares authorized,
  2,401,695 shares issued at December 31, 1999 and
  1,600,000 issued at December 31, 1998                         6,004    4,000
Surplus                                                         4,415    4,000
Undivided profits                                              23,048   23,165
Accumulated other comprehensive (loss)/income                  (2,182)     346

  Total stockholders' equity                                   31,285   31,511

  Total liabilities and stockholders' equity                 $314,908 $255,568

Share amounts have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per share data)


                                                            Years ended December 31,

                                                            1999    1998    1997

INTEREST AND DIVIDEND INCOME
Interest and fees on loans                                  $12,816 $10,598 $ 9,990
Interest on federal funds sold                                  449     627     343
Interest on balances due from depository institutions            80      15       3
Interest on securities available for sale                     5,668   3,985   3,356
Interest on investment securities                               860   1,555   2,015
Dividends on FRB and FHLB stock                                  95      63      56

  Total interest and dividend income                         19,968  16,843  15,763

INTEREST EXPENSE
Interest on deposits:
  Certificates and time deposits of $100,000 or more          2,234   2,213   1,887
  Regular savings, NOW and money market accounts              2,270   1,794   1,927
  Other time deposits                                         3,799   3,340   3,095
Interest on securities sold under agreements to repurchase      611     544      31
Interest on other borrowed money                                355      26       1

  Total interest expense                                      9,269   7,917   6,941

NET INTEREST INCOME                                          10,699   8,926   8,822
Provision for loan losses                                       180     220     255

NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                            10,519   8,706   8,567

OTHER INCOME
Income from fiduciary activities                                163     150     126
Service charges on deposit accounts                             415     330     333
Net gain on sale of securities                                   70     116       1
Other income                                                    819     525     323

  Total other income                                          1,467   1,121     783

OTHER EXPENSES
Salaries and employee benefits                                3,186   2,628   2,531
Occupancy expense, net                                          363     297     298
Furniture and equipment expense                                 514     318     318
External data processing expense                                883     694     479
F.D.I.C. insurance expense                                       48      22      23
Printing, stationary and supplies                               201     132     143
Other expense                                                 2,104   1,133   1,106

  Total other expenses                                        7,299   5,224   4,898

INCOME BEFORE INCOME TAXES                                    4,687   4,603   4,452
Applicable income taxes                                       1,388   1,381   1,351

NET INCOME                                                  $ 3,299 $ 3,222 $ 3,101

Earnings per share
  Basic                                                     $  1.37 $  1.34 $  1.29
  Diluted                                                      1.36    1.34    1.29

Per share figures and shares outstanding have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

                                                                For the three years ended December 31, 1999

                                                                              Accumulated
                                                                              Other          Total
                                                         Common    Undivided  Comprehensive  Stockholders'
                                                         Stock     Surplus    Profits        Income/(Loss)  Equity

Balance at December 31, 1996                             $ 4,000   $ 4,000    $19,466        $   281        $27,747
Comprehensive income:
  Net income                                                  --        --      3,101             --          3,101
  Other comprehensive income                                  --        --         --            111            111

    Total comprehensive income                                --        --         --             --          3,212

2-for-1 stock split (800,000 shares)                       4,000    (4,000)        --             --             --

Reduce par value from $5.00 to $2.50                      (4,000)    4,000         --             --             --

Cash dividends ($0.53 per share)                              --        --     (1,280)            --         (1,280)

Balance at December 31, 1997                               4,000     4,000     21,287            392         29,679

Comprehensive income:
  Net income                                                  --        --      3,222             --          3,222
  Other comprehensive loss                                    --        --         --            (46)           (46)

    Total comprehensive income                                --        --         --             --          3,176

Cash dividends ($0.56 per share)                              --        --     (1,344)            --         (1,344)

Balance at December 31, 1998                               4,000     4,000     23,165            346         31,511

Comprehensive income:
  Net income                                                  --        --      3,299             --          3,299
  Other comprehensive loss                                    --        --         --         (2,528)        (2,528)

    Total comprehensive income                                --        --         --             --            771

Three for two stock split (800,000 shares)                 2,000        --     (2,000)            --             --

Exercise of stock options (1,695 shares issued)                4        22         --             --             26

Stock options issued in connection with the acquisition       --       393         --             --            393

Cash dividends ($0.59 per share)                              --        --     (1,416)            --         (1,416)

Balance at December 31, 1999                             $ 6,004   $ 4,415    $23,048       ($ 2,182)       $31,285

Cash dividends per share have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock
Dividend declared in July 1999.

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

                                                                          Years ended December 31,

                                                                          1999      1998      1997

Cash flows from operating activities:
  Net income                                                              $ 3,299   $ 3,222   $ 3,101
Adjustments to reconcile net income to cash and cash
  equivalents provided by operating activities:
  Decrease/(increase) in interest receivable                                  150       (47)       (9)
  Decrease/(increase) in other assets                                         883      (122)       80
  (Decrease)/increase in other liabilities                                   (293)      158        77
  Deferred income tax (benefit) expense                                       (70)      (24)       62
  Depreciation and amortization expense                                       723       290       296
  Net increase in cash surrender value of bank-owned life insurance          (101)     (107)        0
  Amortization of premiums/discounts on securities, net                       200       222       129
  Net gain on sale of securities                                              (70)     (116)       (1)
  Provision for loan losses                                                   180       220       255

    Total adjustments                                                       1,602       474       889

    Net cash provided by operating activities                               4,901     3,696     3,990

Cash flows from investing activities:
  Purchase of investment securities                                        (1,920)   (1,267)   (8,968)
  Purchase of AFS securities                                              (24,306)  (65,140)  (16,505)
  Purchase of FRB and FHLB stock                                             (552)      (91)      (50)
  Proceeds from maturity, paydowns and calls of investment securities       5,851    16,888     6,788
  Proceeds from maturity, paydowns and calls of AFS securities             23,582    27,932    18,134
  Proceeds from sale of AFS securities                                      3,880     2,255       254
  Net increase in loans                                                      (203)   (2,868)  (12,681)
  Purchase of bank-owned life insurance                                      (130)        0    (2,135)
  Purchases of premises and equipment, net                                   (252)     (357)      (56)
  Net cash paid in acquisition                                            (10,828)        0         0

    Net cash used by investing activities                                  (4,878)  (22,648)  (15,219)

Cash flows from financing activities:
  Net increase in deposits                                                  2,256    18,731     1,232
  (Decrease)/increase in securities sold under agreement to repurchase     (3,263)    8,522     4,322
  Increase in notes payable - FHLB                                          1,840     4,000         0
  Cash dividends paid on common stock                                      (1,416)   (1,344)   (1,280)
  Proceeds from the exercise of stock options                                  26         0         0

    Net cash (used) provided by financing activities                         (557)   29,909     4,274

Net (decrease) increase in cash and cash equivalents                         (534)   10,957    (6,955)

Cash and cash equivalents beginning of year                                20,364     9,407    16,362

Cash and cash equivalents end of year                                     $19,830   $20,364    $9,407

Supplemental disclosures of cash flow information:
  Cash paid during the year:
    Interest                                                              $ 9,286   $ 7,757   $ 7,118
    Income taxes                                                            1,065     1,394     1,146

Supplemental schedule of noncash investing activities:
  Net reduction in loans resulting from the transfer to real estate owned $   285   $    37   $   144

Fair value of non-cash assets acquired in acquisition                     $65,464   $     0   $     0
Fair value of liabilities assumed in acquisition                           59,026         0         0
Fair value of stock options issued in acquisition                             393         0         0

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

BASIS OF PRESENTATION - The Parent Company is a bank holding company whose principal activity is the ownership of all outstanding shares of the subsidiary Bank's stock. The subsidiary Bank is a commercial bank providing community banking services to individuals, small businesses and local municipal governments in Fulton County and Saratoga County, New York. Management makes operating decisions and assesses performance based on an ongoing review of the subsidiary Bank's community banking operations, which constitute the Company's only operating segment for financial reporting purposes. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary after elimination of all significant intercompany transactions. The investment in the subsidiary Bank is carried under the equity method of accounting.

SECURITIES - Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as investment securities and are stated at amortized cost. If securities are purchased for the purpose of selling them in the near term, they are classified as trading securities and they are reported at fair value with unrealized holding gains and losses reflected in current earnings. All other marketable securities are classified as securities available for sale and are reported at the fair value, with net unrealized gains or losses reported, net of income taxes, as a separate component of shareholders' equity. A decline in the fair value of any security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Nonmarketable equity securities such as Federal Reserve Bank stock, and Federal Home Loan Bank stock, are carried at cost. These investments are required for membership.

Gains and losses on the disposition of all securities are based on the adjusted cost of the specific security sold. The adjusted cost of each debt security sold is determined by taking the stated cost and adjusting for any amortization of premiums or accretion of discount to the earlier of call or maturity date. At December 31, 1999 and 1998, the subsidiary Bank did not have any securities classified as trading securities.

LOANS - Loans are shown at their principal amount outstanding, less any unearned discount and the allowance for loan losses. Interest income is accrued on the basis of unpaid principal.

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

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is maintained at a level estimated by management to provide adequately for probable losses inherent in the loan portfolio. The allowance is increased by provisions for loan losses charged to operating expense and decreased by loan charge-offs net of recoveries. Adequacy of the allowance and determination of the amount to be charged to operating expense are based on an evaluation of the loan portfolio, its overall composition, size of the individual loans, concentration by industry, past due and non-accrual loan statistics, historical loss experience and general economic conditions in the Company's market area.

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

GOODWILL - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for transactions accounted for using purchase accounting. Goodwill is being amortized over fifteen years using the straight-line method. Accumulated amortization of goodwill amounted to approximately $185,000 at December 31, 1999. Goodwill is periodically reviewed by management to assess recoverability, and impairment if any, is recognized as a charge to income if a permanent loss in value is indicated.

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

Basic earnings per common share were computed based on average outstanding common shares of 2,400,301 in 1999 and 2,400,000 in 1998 and 1997, respectively. Diluted earnings per common share were computed based on average outstanding common shares of 2,423,481 in 1999, 2,400,885 in 1998 and 2,400,000 in 1997. Share amounts have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

DIVIDEND RESTRICTIONS - Certain restrictions exist regarding the ability of the subsidiary Bank to transfer funds to the Company in the form of cash dividends. The approval of the Comptroller of the Currency is required to pay dividends in excess of the subsidiary Bank's earnings retained in the current year plus retained net profits, as defined, for the preceding two years.

TRUST ASSETS - Assets held in fiduciary or agency capacities for customers of the subsidiary Bank are not included in the accompanying consolidated statements of condition as such assets are not assets of the subsidiary Bank. Trust assets under management totaled $25.0 million as of December 31, 1999.

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

NEW ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and report-ing standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. During the second quarter of 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" which deferred the effective date of SFAS No. 133 by one year from fiscal quarters of fiscal years beginning after June 15, 1999 to fiscal years beginning after June 15, 2000. Management is currently evaluating the impact of this Statement on the Company's consolidated financial statements.

ACQUISITION - On June 1, 1999, the Company acquired Adirondack Financial Services Bancorp, Inc. (Adirondack) and its wholly owned subsidiary, Gloversville Federal Savings and Loan Association. At the date of the merger, Adirondack had approximately $68.5 million in assets, $56.4 million in deposits and $9.5 million in shareholders' equity. Pursuant to the merger agreement, Adirondack was merged into CNB Bancorp, Inc. and Gloversville Federal Savings and Loan Association was merged into City National Bank and Trust Company. The combined bank now operates as one institution under the name of City National Bank and Trust Company.

Upon consummation of the merger, each share of Adirondack received $21.92 in cash which totaled approximately $14.6 million. In addition, under the merger agreement, the Company agreed to issue 35,624 stock options to purchase CNB Bancorp, Inc. stock at an exercise price of $15.22 per share. The estimated fair value of these options as of the acquisition date was $11.04 per share. The issuance of these options was included in the computation of goodwill, with the offsetting increase to surplus.

The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16, "Business Combinations" (APB No. 16). Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values. The acquisition of Adirondack resulted in approximately $4.8 million in excess of cost over net assets acquired ("goodwill"). Goodwill is being amortized to expense over a period of fifteen years using the straight-line method and is generally not deductible for tax purposes. The results of operations of Adirondack have been included in the Company's consolidated statements of income for periods subsequent to the date of acquisition.

RECLASSIFICATIONS - Amounts in the prior years' financial statements are reclassified, whenever necessary, to conform to the presentation in the current year's financial statements.

Note 2: RESERVE REQUIREMENTS
The subsidiary Bank is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and cash equivalents, was approximately $2,782,000 and $1,094,000 at December 31, 1999 and 1998, respectively.

Note 3: SECURITIES AVAILABLE FOR SALE
The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities available for sale as of December 31 are as follows (in thousands):




                                                                     1999

                                                               Gross        Gross       Estimated
                                                    Amortized  Unrealized   Unrealized  Fair
                                                    Cost       Gains        Losses      Value

Debt securities available for sale:
  U.S. Treasury securities                          $ 4,003       $  0      $   24      $ 3,979
  Obligations of U.S. Government agencies            64,466         32       2,554       61,944
  Collateralized mortgage obligations:
    U.S. Government agencies                         12,653          3         613       12,043
  Corporate securities                                3,003          3          36        2,970
  Obligations of states and political subdivisions   13,248        110         495       12,863


    Total debt securities available for sale         97,373        148       3,722       93,799
Equity securities available for sale:
  Corporate securities                                   50          0           0           50

    Total equity securities available for sale           50          0           0           50

      Total securities available for sale           $97,423       $148      $3,722      $93,849




                                                                      1998

                                                               Gross       Gross       Estimated
                                                    Amortized  Unrealized  Unrealized  Fair
                                                    Cost       Gains       Losses      Value

Debt securities available for sale:
  U.S. Treasury securities                          $ 7,015    $ 20        $  0        $ 7,035
  Obligations of U.S. Government agencies            49,658     243         100         49,801
  Collateralized mortgage obligations:
    U.S. Government agencies                         18,071      66         108         18,029
  Corporate securities                                3,351      44           0          3,395
  Obligations of states and political subdivisions   10,485     420           8         10,897

    Total debt securities available for sale        $88,580    $793        $216        $89,157


The amortized cost and estimated fair value of debt securities available for sale at December 31, 1999, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage backed securities are included in this schedule based on the contractual maturity date.

                                              Amortized   Estimated
                                              Cost        Fair Value

Due in one year or less                       $ 8,625     $ 8,617
Due after one year through five years          12,287      12,128
Due after five year through ten years          29,056      27,810
Due after ten years                            47,405      45,244

    Total debt securities available for sale  $97,373     $93,799

Proceeds from sales of securities available for sale during 1999, 1998 and 1997 were $3,880,000, $2,255,000 and $254,000, respectively. Gross gains in
1999, 1998 and 1997 were $70,000, $116,000 and $1,000, respectively. There were no losses on sales during 1999, 1998 and 1997.

The fair value of all securities available for sale pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 1999 and 1998 were $72,129,000 and $61,543,000, respectively. Actual deposits secured by these securities at December 31, 1999 and 1998 were $46,861,000 and $20,197,000, respectively. Repurchase agreements secured by these securities at December 31, 1999 and 1998 were $9,581,000 and $12,844,000, respectively.

Note 4: INVESTMENT SECURITIES
The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities as of December 31 are as follows (in thousands):

                                                                      1999

                                                              Gross       Gross       Estimated
                                                  Amortized   Unrealized  Unrealized  Fair
                                                  Cost        Gains       Losses      Value

Obligations of U.S. Government agencies           $ 2,269     $  1        $54         $ 2,216
Obligations of states and political subdivisions   11,174      254         33          11,395

    Total investment securities                   $13,443     $255        $87         $13,611



                                                                   1998

                                                              Gross       Gross       Estimated
                                                  Amortized   Unrealized  Unrealized  Fair
                                                  Cost        Gains       Losses      Value

Obligations of U.S. Government agencies           $ 6,105     $ 73        $0          $ 6,178
Obligations of states and political subdivisions   11,292      659         4           11,947

    Total investment securities                   $17,397     $732        $4          $18,125


The amortized cost and estimated fair value of investment securities at December 31, 1999, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                        Amortized   Estimated
                                        Cost        Fair Value

Due in one year or less                 $ 2,700     $ 2,712
Due after one year through five years     6,295       6,468
Due after five year through ten years     3,813       3,814
Due after ten years                         635         617

    Total investment securities         $13,443     $13,611

The amortized cost of all investment securities pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 1999 and 1998 were $8,792,000 and $13,123,000, respectively. Actual deposits secured by these securities at December 31, 1999 and 1998 were $7,508,000 and $9,092,000, respectively.

Note 5: LOANS
Loans on the accompanying consolidated statement of financial condition are comprised of the following at December 31 (in thousands):

                                        1999        1998


Commercial and Commercial Real Estate   $ 37,868    $ 35,877
Residential Real Estate                   90,780      46,423
Installment                               55,137      49,727

    Total loans                         $183,785    $132,027

Non-accrual loans at December 31, 1999, 1998 and 1997 were $1,507,000, $280,000 and $283,000, respectively. The difference between the interest collected on these loans and recognized as income, and the amounts which would have been accrued is not significant. There were loans ninety days past due and still accruing interest of $108,000, $249,000 and $88,000 as of December 31, 1999, 1998 and 1997, respectively.

In the ordinary course of business, the subsidiary Bank has made loans to certain directors and executive officers of the Company and the subsidiary Bank, and other related parties. Such transactions are on substantially the same terms, including interest rates and collateral on loans, as comparable transactions made to others. Total loans to these persons and companies on December 31, 1999 and 1998 amounted to $4,085,000 and $2,231,000, respectively. During 1999, $17,852,000 of new loans were made and repayments totaled $15,998,000.

As of December 31, 1999 and 1998, respectively, there were $1,507,000 and $276,000 of commercial loans that were placed on non-accrual status and were classified as impaired loans. As of December 31, 1999 and 1998, $300,000 and $55,000 of the allowance for loan losses was allocated to the impaired loans, respectively. During 1999, 1998 and 1997, the average balance of impaired loans was $275,000, $270,000, and $498,000, respectively. Interest income of $2,000, $6,000 and $10,000 was recognized on impaired loans during 1999, 1998 and 1997, respectively.

The subsidiary Bank's primary business area consists of the Counties of Fulton and Saratoga and, therefore, there are certain concentrations of loans and loan commitments within that geographic area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of this region. At December 31, 1999 and 1998, the only area of industry concentration that existed within the subsidiary Bank's commitments were to the leather and leather-related industries. Outstanding commitments to this segment were $4.4 million as of December 31, 1999 and $4.2 million as of December 31, 1998. These figures represent 14.7% and 16.7% of the total commitments outstanding at the end of each respective year. Loans outstanding to this segment were $4.1 million as of December 31, 1999 and $5.6 million as of December 31, 1998. These figures represent 2.2% and 4.2% of gross loans outstanding at the end of each respective year.

Note 6: ALLOWANCE FOR LOAN LOSSES
A summary of the changes in the allowance for loan losses is as follows (in thousands):

                                 1999    1998    1997

Balance at beginning of year     $1,580  $1,492  $1,620
Provision charged to income         180     220     255
Loans charged off                  (281)   (149)   (404)
Recoveries of loans charged off      51      17      21
Merger-related acquisition        1,167       0       0

Balance at end of year           $2,697  $1,580  $1,492

Note 7: BANK PREMISES AND EQUIPMENT

Premises and equipment at December 31 (in thousands),   1999     1998

Land                                                    $  687   $  604
Bank Premises                                            3,168    2,285
Equipment, furniture and fixtures                        2,508    2,041

                                                         6,363    4,930

Less: Accumulated depreciation and amortization         (2,813)  (2,355)

    Total bank premises and equipment                   $3,550   $2,575

Depreciation and amortization expense amounted to $464,000, $290,000, and $296,000 for the years 1999, 1998 and 1997, respectively.

Note 8: DEPOSITS
The approximate amount of contractual maturities of time deposit accounts for the years subsequent to December 31, 1999 are as follows (in thousands):

Years ended December 31,

         2000               $ 82,212
         2001                 28,276
         2002                  2,754
         2003                  2,604
         2004                  1,846

                            $117,692

Note 9: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
For the years ended December 31, 1999 and 1998, the average balance of Securities Sold Under Agreements to Repurchase was $11,550,000 and $10,225,000, respectively. The highest month end balances for these securities during 1999 and 1998 were $12,878,000 and $12,844,000, respectively. The average rate paid for these securities during 1999 and 1998 was 5.29% and 5.32%, respectively.

The underlying securities associated with customer repurchase agreements are under the control of the subsidiary Bank. The underlying securities associated with repurchase agreements with the Federal Home Loan Bank and brokerage firms are held in collateral accounts for our account until maturity of the agreements.

Note 10: NOTES PAYABLE - FEDERAL HOME LOAN BANK
In fiscal 1999, the subsidiary Bank began using convertible and floating rate fixed term advances and monthly amortizing fixed rate advances from the Federal Home Loan Bank, as a source of funds. The subsidiary Bank also acquired monthly amortizing fixed rate advances as a result of the merger with Adirondack. Information on the borrowings is summarized as follows (in thousands):

  Convertible and Floating Rate Fixed Term Advances

                           Interest Rate as
Maturity Date     Amount   of 12/31/99      Call Date

02/16/2000        $ 500    5.290%
12/08/2003        1,000    4.870            12/07/2001
02/03/2004        1,000    4.800            02/03/2001
10/23/2008        2,000    4.355            10/23/2000
11/28/2003*       1,000    6.140
02/05/2004*       1,000    6.255




*These borrowings are non-callable but retain a quarterly repricing frequency to the current 3-month LIBOR rate plus 4 and 10 basis points, respectively. The interest on the November 28, 2003 borrowing is calculated on an actual/365-day basis and is payable monthly to the Federal Home Loan Bank. The interest on the February 5, 2004 borrowing is calculated on an actual/360-day basis and is payable quarterly to the Federal Home Loan Bank.

     Monthly Amortizing Fixed Rate Advances

                  Balance at        Interest Rate as
Maturity Date     12/31/1999        of 12/31/99

10/28/2003        $322              5.038%
11/10/2003         821              5.412
10/28/2005         347              5.228
10/28/2008         183              5.436


These borrowings call for monthly payments of principal and interest of approximately $35,000 per month. Interest on these advances is calculated on a 30/360 day basis.

At December 31, 1999 and 1998, the subsidiary Bank had available lines of credit with correspondent banks and the Federal Home Loan Bank of $99,472,000 and $80,670,000, respectively. Advances on these lines are secured by the subsidiary Bank's real estate mortgages, investment securities, available for sale securities and Federal Home Loan Bank stock. At December 31, 1999 and 1998, advances outstanding on these lines with the Federal Home Loan Bank were $8,173,000 and $4,000,000, respectively.

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

                                                      1999     1998

Change in projected benefit obligation:
  Projected benefit obligation at beginning of year   $2,943   $2,590
  Service cost                                           147      140
  Expenses                                               (28)     (37)
  Interest cost                                          202      196
  Benefits paid                                         (137)    (123)
  Assumption changes and other                           125      177

  Projected benefit obligation at end of year          3,252    2,943

Change in plan assets:
  Fair value of plan assets at beginning of year       3,479    3,339
  Actual return on plan assets                           542      141
  Employer contribution                                  167      159
  Benefits paid                                         (137)    (123)
  Expenses                                               (28)     (37)

  Fair value of plan assets at end of year             4,023    3,479

  Funded status                                          771      536
  Unrecognized net actuarial loss/(gain)                 (58)      68
  Unrecognized prior service cost                        (20)     (23)
  Unrecognized transition asset                           (3)      (4)

  Prepaid pension cost                                $  690   $  577

Weighted average assumptions as of September 30
  Discount rate                                         7.50%    7.00%
  Rate of compensation increase                         4.00     4.00
  Expected return on plan assets                        7.50     8.50

Components of net periodic pension cost:              1999     1998   1997

  Service cost                                        $147     $140   $123
  Interest cost                                        202      196    176
  Expected return on plan assets                      (292)    (280)  (228)
  Amortization of unrecognized prior service cost       (2)      (2)    (2)
  Amortization of unrecognized transition asset         (1)       0      0

  Net periodic pension cost                           $ 54     $ 54   $ 69

The subsidiary Bank has a Supplemental Executive Retirement Plan for key management personnel. The subsidiary Bank's expense for the years ended December 31, 1999, 1998 and 1997 was approximately $59,000, $57,000, and
$55,000, respectively.

The subsidiary Bank has also established a Supplemental Life Insurance Plan/Split Dollar for all officers, vice president and above, with at least ten years of service to the Company. Under the terms of this plan, upon the death of a participant, the beneficiary receives an amount equal to three times the final year's salary of the participant. The subsidiary Bank invested approximately $130,000 in 1999 and $2,135,000 in 1997 as a funding source for this plan and is receiving an annual tax-free return.

Profit Sharing Plan - The subsidiary Bank has a non-contributory deferred profit sharing plan under which discretionary contributions are made by the subsidiary Bank to a separate trust for the benefit of the subsidiary Bank's participating employees. Annual contributions to the plan are determined by the board of directors of the subsidiary Bank. Contributions are accrued during the year and are distributed December 31st of each year. The subsidiary Bank's contribution to the plan for 1999, 1998 and 1997 was $130,000, $108,000 and $102,000, respectively.

Other than certain life insurance benefits which are provided to a closed group of retirees, the Company does not provide post-retirement benefits to employees. The costs associated with the life insurance to the closed group of retirees is not significant in 1999, 1998 or 1997.

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

Under the Stock Option Plan, 240,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of the grant. Options expire no later than ten years following the date of the grant.

On October 26, 1998, 98,250 options were awarded at an exercise price of $23.67 per share. These options have a ten-year term with fifty percent vesting immediately and the remaining fifty percent vesting one year from the grant date. On April 20, 1999, 105,900 options were awarded at an exercise price of $26.25 per share. These options have a ten-year term with fifty percent vesting one year from the grant date and the remaining fifty percent vesting two years from the grant date.

On June 1, 1999, 35,624 options to purchase CNB Bancorp, Inc. stock were issued to certain holders of Adirondack Financial Services Bancorp, Inc. options under the terms of the merger agreement. These options have a ten-year term expiring in October 2008, ten years from the date of the original grant by Adirondack, and vest at a rate of 20% per year beginning in October 1999. The exercise price of these options is $15.22 per share. The estimated fair value of these options was $11.04 per share. The issuance of these options was included in the computation of goodwill, with the offsetting increase to surplus.

A summary of the status of the Company's stock option plans as of December 31, 1999 and 1998 and changes during the year is presented below:


                                             1999                       1998

                                             Weighted Average          Weighted Average
                                    Shares   Exercise Price    Shares  Exercise Price

Options:
  Outstanding at beginning of year   98,250  $23.67                 0  $  .00
  Granted                           105,900   26.25            98,250   23.67
  Issued in acquisition              35,624   15.22                 0     .00
  Exercised                          (1,695)  15.22                 0     .00
  Cancelled                               0     .00                 0     .00

  Outstanding at year-end           238,079   23.61            98,250   23.67

  Exercisable at year-end           103,680  $23.23            49,125  $23.67


The following table summarizes information about the Company's stock options at December 31, 1999:

                                 Weighted Average
       Exercise                  Remaining
       Price       Outstanding   Contract Life     Exercisable


       23.67        98,250       8.8 years          98,250
       26.25       105,900       9.3 years               0
       15.22        33,929       8.7 years           5,430

                   238,079                         103,680

Companies not using a fair value based method of accounting for employee stock options or similar plans must provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied. The fair value of each option grant, excluding the options granted in connection with the acquisition of Adirondack, is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1999 and 1998: dividend yield of 2.16% and 2.25%, respectively; expected volatility of 15.0% and 25.0%, respectively; risk free interest rate of 5.54% and 5.15%, respectively; and an expected life of five years for grants awarded in both years. Based on the aforementioned assumptions, the Company has estimated that the fair value of the options granted on April 20, 1999 was $5.04 and the options granted on October 26, 1998 was $5.89. Had the Company determined compensation cost based on the fair value at the grant dates for these options, the pro forma disclosures for the Company for the years ending December 31, 1999 and 1998 would be as follows (in thousands, except per share data):

                             1999     1998

Net income:
  As reported                $3,299   $3,222
  Pro forma                   2,917    3,001
Basic earnings per share:
  As reported                  1.37     1.34
  Pro forma                    1.22     1.25
Diluted earnings per share:
  As reported                  1.36     1.34
  Pro forma                    1.20     1.25

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

Note 13: INCOME TAXES
The following is a summary of the components of income tax expense for the years ended December 31 (in thousands):

                                       1999     1998     1997

Current tax expense:
  Federal                              $1,152   $1,062   $  965
  State                                   306      343      324

  Total current tax expense             1,458    1,405    1,289

Deferred tax expense (benefit):
  Federal                                  22      (30)      51
  State                                   (92)       6       11

  Total deferred tax expense (benefit)    (70)     (24)      62

Provision for income taxes             $1,388   $1,381   $1,351

The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows (in thousands):


                                                      1999             1998             1997

                                                          % of              % of              % of
                                                          Pretax            Pretax            Pretax
                                                 Amount   Income   Amount   Income   Amount   Income

Tax expense at statutory rate                    $1,594   34.0%    $1,565   34.0%    $1,514   34.0%
Increase (decrease) resulting from:
  Tax-exempt interest income                       (438)  (9.3)      (429)  (9.3)      (443)  (9.9)
  State tax expense, net of federal deductions      125    2.7        224    4.9        215    4.8
  Elimination of valuation allowance               (163)  (3.5)        --     --         --     --
  Interest expense incurred to carry
   tax-exempt bonds                                  51    1.1         49    1.1         47    1.1
  Amortization of goodwill                           58    1.2         --     --         --     --
  Other                                             161    3.4        (28)  (0.6)        18    0.4

Provision for income taxes                       $1,388   29.6%    $1,381   30.1%    $1,351   30.4%


Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, are as follows (in thousands):


                                                                      1999     1998

Deferred tax assets:
  Allowance for loan losses                                           $1,089   $680
  Director's deferred compensation                                         9      9
  Post-retirement benefits                                               109     88
  Purchase accounting adjustments                                        154      0
  Loan fees (FASB 91)                                                     28      0

    Total gross deferred tax assets                                    1,389    777
    Less valuation allowance                                               0   (163)

    Net deferred tax assets                                            1,389    614

Deferred tax liabilities:
  Premises and equipment, primarily due to accelerated depreciation      (98)   (76)
  Securities discount accretion                                          (37)   (34)
  Prepaid pension obligation                                            (269)  (230)
  Purchase accounting adjustments                                       (199)     0

    Total gross deferred tax liabilities                                (603)  (340)

    Net deferred tax asset end of year                                   786    274
    Net deferred tax asset beginning of year                             274    250

                                                                        (512)   (24)
    Initial deferred tax liability for purchase accounting adjustments   (45)     0
    Net deferred tax asset acquired with acquisition                     487      0

Deferred tax benefit                                                    ($70)  ($24)


In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax asset of $1,392,000 at December 31, 1999 and a deferred tax liability of $230,000 at December 31, 1998 relating to the net unrealized loss on securities available for sale as of December 31, 1999 and the net unrealized gain on securities available for sale as of December 31, 1998.

Deferred tax assets are recognized subject to management's judgement that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. The valuation allowance of $0 and $163,000 as of December 31, 1999 and 1998, respectively, relates to New York State deferred tax assets. The elimination of the valuation reserve in 1999 is primarily the result of a reduction of the New York State deferred tax asset caused by the enactment of legislation in 1999 which lowered the state tax rate for banks. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 1999 and 1998 will be realized.

Note 14: COMPREHENSIVE INCOME
Comprehensive income represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale. The Company has reported its comprehensive incomes for 1999, 1998 and 1997 in the consolidated statements of changes in stockholders' equity.

The Company's accumulated other comprehensive income, which is included in stockholders' equity, represents the after-tax net unrealized gain/(loss) on securities available for sale at the consolidated balance sheet date. The Company's other comprehensive income, which is attributable to gains and losses on securities available for sale, consisted of the following components for the years ended December 31 (in thousands):


                                                                      1999      1998   1997

Net unrealized holding gains (losses) arising during the year,
   net of taxes of $1,650 in 1999, ($16) in 1998 and ($73) in 1997   ($2,486)   $23    $112
Reclassification adjustment for net realized gains included in
   income, net of taxes of $28 in 1999, $47 in 1998 and $0 in 1997       (42)   (69)     (1)

Other comprehensive income (loss), net of taxes of $1,622 in 1999,
   $31 in 1998 and ($73) in 1997                                     ($2,528)  ($46)   $111


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

Contract amounts of financial instruments that represent credit risk as of December 31, 1999 and 1998 at fixed and variable rates are as follows (in thousands):

                                                      1999

Commitment and unused lines of credit:       Fixed    Variable  Total

  Home equity loans                          $    0   $ 4,414   $ 4,414
  Commercial loans                            4,166    18,355    22,521
  Overdraft loans                             1,296         0     1,296
  Mortgage loans                              1,276         0     1,276

                                              6,738    22,769    29,507
Standby & Commercial letters of credit            0       444       444

Total commitments                            $6,738   $23,213   $29,951

                                                      1998

Commitment and unused lines of credit:       Fixed    Variable  Total

  Home equity loans                          $    0  $ 4,678   $ 4,678
  Commercial loans                              137   18,064    18,201
  Overdraft loans                             1,256        0     1,256
  Mortgage loans                                900        0       900

                                              2,293   22,742    25,035
Standby & Commercial letters of credit            0       85        85

Total commitments                            $2,293  $22,827   $25,120

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

As of December 31, 1999 and 1998, the Company and the subsidiary Bank met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the subsidiary Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the subsidiary Bank's capital classification.

The following is a summary of the actual capital amounts and ratios as of December 31, 1999 and 1998 for the Company (consolidated) and the subsidiary Bank (in thousands):

                                     1999               1998

                               Amount    Ratio   Amount    Ratio

Consolidated
  Leverage (Tier 1) capital    $28,935    9.3%   $31,165   12.5%
  Risk-based capital:
    Tier 1                      28,935   17.4     31,165   23.4
    Total                       31,019   18.7     32,745   24.6

Subsidiary Bank
  Leverage (Tier 1) capital    $28,771    9.3%   $31,158   12.5%
  Risk-based capital:
    Tier 1                      28,771   17.3     31,158   23.4
    Total                       30,855   18.6     32,738   24.6

Note 17: PARENT COMPANY ONLY FINANCIAL INFORMATION
The following presents the financial condition of the Parent Company as of December 31, 1999 and 1998 and the results of its operations and cash flows for the years ended December 31, 1999, 1998 and 1997 (in thousands):

CONDENSED STATEMENTS OF CONDITION (Parent only)
                                                  At December 31,
                                                  1999     1998

ASSETS
  Cash                                            $   114  $     7
  Securities available for sale, at fair value         50        0
  Investment in subsidiary                         31,121   31,504

    Total assets                                  $31,285  $31,511

STOCKHOLDERS' EQUITY

  Common stock                                    $ 6,004  $ 4,000
  Surplus                                           4,415    4,000
  Undivided profits                                23,048   23,165
  Accumulated other comprehensive (loss)/income    (2,182)     346

    Total stockholders' equity                     31,285   31,511

    Total liabilities and stockholders' equity    $31,285  $31,511

CONDENSED STATEMENTS OF INCOME (Parent only)


                                                                                            Years ended December 31,
                                                                                            1999      1998     1997

Income:
  Dividends from subsidiary                                                                 $16,214   $1,344   $1,290
Expenses:
  Other expense                                                                                   3        3        6

Income before income taxes and distributions in excess of equity in undistributed net
  income of subsidiary                                                                       16,211    1,341    1,284
Income tax benefit                                                                                0        1        2

Income before distribution in excess of equity in undistributed net income of subsidiary     16,211    1,342    1,286
(Distribution in excess of) equity in undistributed net income of subsidiary                (12,912)   1,880    1,815

Net income                                                                                  $ 3,299   $3,222   $3,101




CONDENSED STATEMENTS OF CASH FLOWS (Parent only)


                                                         Years ended December 31,

                                                         1999      1998     1997

Cash flows from operating activities:
  Net income                                             $  3,299   $ 3,222   $ 3,101
  Distributions in excess of (equity in) undistributed
   earnings of subsidiary                                  12,912    (1,880)   (1,815)

Net cash provided by operating activities                  16,211     1,342     1,286
Cash flows from investing activities:
  Purchase of Adirondack Financial Service Bancorp, Inc.  (14,714)        0         0

Net cash used by investing activities                     (14,714)        0         0
Cash flows from financing activities:
  Proceeds from the exercise of stock options                  26         0         0
  Payment of dividends                                     (1,416)   (1,344)   (1,280)

Net cash used by financing activities                      (1,390)   (1,344)   (1,280)

Net increase (decrease) in cash                               107        (2)        6
Cash beginning of year                                          7         9         3

Cash end of year                                         $    114   $     7   $     9


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

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the net deferred tax asset and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value. In addition, there are significant intangible assets that the fair value estimates do not recognize, such as the value of "core deposits", the subsidiary Bank's branch network, trust relationships and other items generally referred to as "goodwill".

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

Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):


                                                           1999                  1998

                                                    Carrying   Estimated   Carrying  Estimated
                                                    Amount     Fair Value  Amount    Fair Value

Financial Assets:
  Cash and cash equivalents                         $ 19,830   $ 19,830    $ 20,364  $ 20,364
  Securities available for sale<F1>                   95,837     95,837      90,132    90,132
  Investment securities                               13,443     13,611      17,397    18,125
  Loans (net of unearned income)                     172,413    168,254     121,837   122,552
    Less allowance for loan losses                     2,697          0       1,580         0

    Net loans                                        169,716    168,254     120,257   122,552
  Accrued interest receivable                          1,745      1,745       1,460     1,460

Financial Liabilities:
  Deposits
    Non-interest bearing demand                     $ 25,671   $ 25,671    $ 23,268  $ 23,268
    Savings, NOW and money market                    121,717    121,717      90,934    90,934
    Certificates of deposit and other time           117,692    118,221      92,184    92,607

     Total deposits                                  265,080    265,609     206,386   206,809
   Securities sold under agreements to repurchase      9,581      9,531      12,844    13,004
   Notes Payable - FHLB                                8,173      8,058       4,000     3,989
   Accrued interest payable                              334        334         351       351


<F1>Includes investments required for membership in FRB and FHLB.



INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders of CNB Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of CNB Bancorp, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiary at December 31, 1999 and 1998, the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ KPMG LLP
Albany, N.Y.
February 4, 2000

DESCRIPTION OF BUSINESS

CNB Bancorp, Inc., a New York corporation, organized in 1988, is a registered bank holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company, was organized in 1887 and is also headquartered in Gloversville, New York, with five branches located in the county of Fulton and one branch located in the county of Saratoga. The subsidiary Bank is a full service commercial bank that offers a broad range of demand and time deposits; consumer, mortgage, and commercial loans; and trust and investment services. The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve Bank and the Office of the Comptroller of the Currency.

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

                            1999                          1998

                 Bid           Asked           Bid           Asked

                 High   Low    High   Low      High   Low    High   Low

First Quarter    27.34  24.83  28.67  27.34    23.67  22.33  24.67  23.33
Second Quarter   28.67  25.67  28.67  25.67    24.67  23.67  25.33  24.67
Third Quarter    28.50  26.67  28.75  27.08    24.67  24.00  25.67  25.00
Fourth Quarter   28.50  26.25  29.25  26.50    25.00  23.67  25.67  25.00

Cash dividends paid - per share

                                          1999     1998

First Quarter                           $0.146   $0.140
Second Quarter                           0.147    0.140
Third Quarter                            0.147    0.140
Fourth Quarter                           0.150    0.140
Total cash dividends per share          $0.590   $0.560

Number of shareholders on December 31      700      694

Share amounts have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

A copy of Form 10K (Annual Report) for 1999, filed with the Securities and Exchange Commission by the Company, is available to shareholders free of charge by written request to:

George A. Morgan, Vice President and Secretary
CNB Bancorp, Inc., 10-24 N. Main Street, P.O. Box 873, Gloversville, NY 12078

CNB BANCORP, INC.
OFFICERS

WILLIAM N. SMITH, CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN, VICE-PRESIDENT AND SECRETARY
MICHAEL J. FRANK, TREASURER
BRIAN R. SEELEY, AUDITOR

CITY NATIONAL BANK & TRUST COMPANY
OFFICERS

ADMINISTRATION
WILLIAM N. SMITH, CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN, EXECUTIVE VICE-PRESIDENT, CASHIER, AND TRUST OFFICER

LENDING
DAVID W. MCGRATTAN, SENIOR VICE-PRESIDENT
ROBERT W. BISSET, SENIOR VICE-PRESIDENT
MICHAEL J. PEPE, VICE-PRESIDENT
BILL ARGOTSINGER, VICE-PRESIDENT
MARY E. IANNOTTI, ASSISTANT VICE-PRESIDENT
ELIZABETH J. SIMONDS, ASSISTANT VICE-PRESIDENT
GARY R. CANFIELD, ASSISTANT VICE-PRESIDENT
DARRIN R. AMBRIDGE, LOAN OFFICER
KATHRYN E. SMULLEN, LOAN OFFICER

OPERATIONS
RONALD J. BRADT, SENIOR VICE-PRESIDENT
DENISE L. CERASIA, VICE-PRESIDENT
PAULA K. TUCKER, SYSTEMS OFFICER

FINANCE
MICHAEL J. FRANK, VICE-PRESIDENT AND COMPTROLLER

COMPLIANCE
GEORGE E. DOHERTY, VICE-PRESIDENT

HUMAN RESOURCES
DEBORAH A. BRANDIS, VICE-PRESIDENT
CAROLE A. GOTTUNG, TRAINING OFFICER

MARKETING
LAWRENCE D. PECK, VICE-PRESIDENT

TRUST
DEBORAH M. BUCK, TRUST OFFICER

INVESTMENT SERVICES
DONALD F. STANYON, JR., FINANCIAL SERVICES OFFICER

AUDIT
BRIAN R. SEELEY, AUDITOR

BRANCH OFFICES

GLOVERSVILLE - NORTH MAIN STREET
LYNNE M. CIRILLO, ASSISTANT VICE-PRESIDENT

GLOVERSVILLE - FIFTH AVENUE
CONSTANCE A. ROBINSON, ASST. VICE-PRESIDENT
JOANNE M. SHY, BRANCH OFFICER

PERTH
TIENA M. DIMATTIA, ASSISTANT VICE-PRESIDENT

NORTHVILLE
DONALD R. HOUGHTON, VICE-PRESIDENT

JOHNSTOWN
TAMMY L. WARNER, ASSISTANT VICE-PRESIDENT
AMY M. PRAUGHT, BRANCH OFFICER

SARATOGA
PETER E. BROWN, ASSISTANT VICE-PRESIDENT

City National Bank
and Trust Company

BANKING OFFICES

MAIN OFFICE
10-24 North Main Street
P.O. Box 873
Gloversville, NY 12078

TRUST AND INVESTMENT SERVICES
52 North Main Street
Gloversville, NY 12078

FREMONT STREET DRIVE-UP OFFICE
Gloversville, NY 12078

FIFTH AVENUE OFFICE
185 Fifth Avenue
Gloversville, NY 12078

JOHNSTOWN OFFICE
142 North Comrie Avenue
Johnstown, NY 12095

NORTHVILLE OFFICE
231 Bridge Street
Northville, NY 12134

PERTH OFFICE
4178 State Highway 30
Town of Perth
Amsterdam, NY 12010

SARATOGA SPRINGS OFFICE
295 Broadway
Saratoga Springs, NY 12866

OTHER ATMs LOCATED
Nathan Littauer Hospital, Gloversville
Holiday Inn, Johnstown