Form 10-K405, Exhibit 13
period 2000-12-31
CNB BANCORP INC /NY/
filed 2001-03-29
CIK 839928

Year 2000 Annual Report
CNB BANCORP, Inc.

DIRECTORS

CNB Bancorp, Inc. and City National Bank and Trust Company

JOHN C. MILLER.................................PRESIDENT, JOHN C. MILLER, INC.
                                                             AUTOMOBILE DEALER

FRANK E. PERRELLA.........................................PRESIDENT, SIRA CORP
                                                                    CONSULTANT

ROBERT L. MAIDER.............................PARTNER, MAIDER & SMITH ATTORNEYS

WILLIAM N. SMITH........................................CHAIRMAN OF THE BOARD,
  PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY AND THE SUBSIDIARY BANK

GEORGE A. MORGAN...................VICE PRESIDENT AND SECRETARY OF THE COMPANY
AND EXECUTIVE VICE PRESIDENT, CASHIER AND TRUST OFFICER OF THE SUBSIDIARY BANK

CLARK EASTERLY, SR......CHAIRMAN OF THE BOARD, JOHNSTOWN KNITTING MILL COMPANY
                                                      MANUFACTURER OF KNITWEAR

BRIAN K. HANABURGH.........................OWNER, D/B/A MCDONALD'S RESTAURANTS
                                                          FAST FOOD RESTAURANT

CLARK D. SUBIK................................PRESIDENT, SUPERB LEATHERS, INC.
                                                          LEATHER MERCHANDISER

DEBORAH H. ROSE................(RETIRED) VICE PRESIDENT, HATHAWAY AGENCY, INC.
                                                             GENERAL INSURANCE

THEODORE E. HOYE, III............................PRESIDENT, FIRST CREDIT CORP.
                                FINANCING AND INSURING OF MANUFACTURED HOUSING

TIMOTHY E. DELANEY.......................PRESIDENT, DELANEY CONSTRUCTION CORP.
                                                    HEAVY/HIGHWAY CONSTRUCTION

RICHARD D. RUBY..................................PRESIDENT, RUBY & QUIRI, INC.
                                                     HOME FURNISHINGS RETAILER

HONORARY DIRECTORS

LYDON F. MAIDER        HENRY BUANNO           THEODORE E. HOYE, JR.
EDWARD F. VONDERAHE    ALFRED J. WASHBURN     JAMES W. ST. THOMAS
HENRY C. TAUBER        RICHARD E. HATHAWAY    RICHARD P. TATAR
LLOYD POLITSCH         PAUL E. SMITH          LEON FINKLE
                       ROSS H. HIGIER

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

                                        2000        1999        1998

NET INCOME                                $3,705      $3,299      $3,222

Earnings Per Share

   Basic                                    1.56        1.37        1.34

   Diluted                                  1.54        1.36        1.34

CASH DIVIDENDS                            $1,476      $1,416      $1,344

Per Common Share                            0.62        0.59        0.56

STOCKHOLDERS' EQUITY AT YEAR-END         $33,993     $31,285     $31,511

Per Common Share                           14.49       13.03       13.13

RETURN ON AVERAGE STOCKHOLDERS' EQUITY      11.6%       10.5%       10.5%

RETURN ON AVERAGE ASSETS                    1.12%       1.13%       1.36%

TOTAL ASSETS AT YEAR-END                $339,306    $314,908    $255,568

Per share figures have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

PRESIDENT'S MESSAGE

   I am pleased to report that 2000 was another year of record progress for our company with significant increases achieved in profitability and growth of both total assets and loans.

   Net income for the year was $3.7 million, a 12.3% increase over the prior year's result of $3.3 million. Diluted earnings per share were $1.54 compared to $1.36 in 1999, an increase of 13.2%.

   Total assets increased $24.4 million or 7.7%, resulting in total assets at year-end of $339.3 million.

   Total loans increased $17.3 million or 9.4% to a new high of $201.1 million. Installment loans, primarily secured by automobiles, increased 22.9%, commercial and commercial real estate loans increased 18.3% while residential real estate loans declined 2.5%.

   Deposits increased only nominally for the year. However, we do monitor our deposit growth and compare ourselves to the competition. Based upon the latest available data, we had a 37.1% market share of deposits, with our nearest competitor, within Fulton County, having a market share of 12.5%. We continue to be, by far, the largest financial institution by deposits in Fulton County; a distinction we have held since 1986. In fact, we have increased our market share every year but one since 1988 when we had a market share of 18.9%.

   Stockholders' equity at year-end was $34.0 million, an increase of $2.7 million or 8.7%. This resulted in a year-end equity to total assets ratio of 10.0%, an extremely strong ratio that compares very favorably to our regulatory bank holding company peer group average of 8.6%.

   In August, the Board of Directors increased the dividend for the thirty-fourth consecutive year. The dividend per share for the year was $0.62, an increase of 5.1%, as compared to $0.59 in 1999. Total dividends paid to stockholders for the year amounted to $1.5 million.

   In late-1999, Congress passed, and the President signed into law, the Gramm-Leach-Bliley Act, by some accounts, the most far-reaching piece of banking legislation enacted in the last half-century. The act removes decades-old restrictions on the ability of banks to accommodate all of their customers' financial needs. In particular, it allows banks to sell insurance and securities.

   In late-spring, your company converted from a bank holding company to a financial holding company and purchased the Hathaway Agency, one of the largest independent insurance agencies in Fulton County. The agency, in business since 1915, specializes in commercial, industrial and not-for-profit businesses, as well as insuring personal automobiles and homes. It is our intention to continue to grow the existing business, as well as add additional products such as life insurance and long-term care insurance.

   The agency's president, William Fiedler, and his staff have remained in place and will continue to operate the business.

   On February 28, Richard B. Parkhurst, 93, passed away at home. He served as a dedicated and energetic director of the bank from 1940 until 1982, a period of 42 years. He had an enduring support for our company that will be missed.

   In October, 1973, Garry Barney came to work at City National Bank in the Trust Department. Over the next twenty-seven years, Garry was actively involved in the growth and success of the department. He retired as a Trust Administrator at the end of July. While his daily presence will be missed, we wish him well in retirement.

   Bob Bisset was hired as manager of the bank's installment loan department on October 1, 1968, a position he held for a period of thirty-two years before retiring as a Senior Vice President at the end of the year. Over that period of time the bank grew dramatically, as did the installment loan department. Bob's ability to make quick appropriate credit decisions was instrumental in that growth. While his expertise will be missed, we hope he has many years of health and happiness in his retirement years.

   In closing, as always, we welcome your comments and suggestions, and please remember to use our banking services and recommend us to your friends and neighbors.

                                                         /s/ William N. Smith

                                                             WILLIAM N. SMITH

                 Chairman of the Board, President and Chief Executive Officer
                                       of the Company and the subsidiary Bank

                            Year-End Total Assets
                            Five Years (1996-2000)
                                 (Thousands)

1996                1997            1998            1999              2000
$214,762            $222,325        $255,568        $314,908          $339,306


                                  Net Income
                           Five Years (1996-2000)
                                 (Thousands)

1996                1997            1998            1999              2000
$3,045              $3,101          $3,222          $3,299            $3,705

                           Basic Earnings Per Share
                           Five Years (1996-2000)
                                  (Dollars)

1996                1997            1998            1999              2000
$1.27               $1.29           $1.34           $1.37             $1.56

                          Dividends Per Common Share
                           Five Years (1996-2000)
                                  (Dollars)

1996                1997            1998            1999              2000
$0.49               $0.53           $0.56           $0.59             $0.62

 FINANCIAL REVIEW

      The financial review is a presentation of management's discussion and analysis of the consolidated financial condition and results of operations of CNB Bancorp, Inc. (Company) and its subsidiaries, City National Bank & Trust Company and Hathaway Agency, Inc. The financial review is presented to provide a better understanding of the financial data contained in this report and should be read in conjunction with the consolidated financial statements and other schedules that follow.

Forward-Looking Statements:

      In addition to historical information, this Annual Report includes certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and its subsidiaries based on current management expectations. The Company's ability to predict results or the effect of future plans and strategies is inherently uncertain and actual results, performance, or achievements could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state, and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the subsidiary Bank's loan and securities portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices.

Mergers and Acquisitions:

      On June 1, 1999, the Company completed the acquisition of Adirondack Financial Services Bancorp, Inc. (Adirondack), at which time Adirondack merged with and into CNB Bancorp, Inc. Upon acquisition, Adirondack's subsidiary Bank, Gloversville Federal Savings and Loan Association, merged with the Company's subsidiary Bank, City National Bank & Trust Company.

      On May 20, 2000, the Company entered into a definitive stock purchase agreement with Hathaway Agency, Inc. (Hathaway) to purchase all outstanding shares for approximately $1.3 million in cash. The transaction closed on July 1, 2000. At the date of acquisition, Hathaway had approximately $1.3 million in assets, $0.3 million in liabilities and $1.0 million in shareholders' equity. Pursuant to the merger, Hathaway became a wholly-owned subsidiary of CNB Bancorp, Inc. Results of operations for Hathaway are included from July 1, 2000 through December 31, 2000.

      The Hathaway acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16, "Business Combinations" (APB No. 16). Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values. The acquisition of Hathaway resulted in approximately $0.3 million in excess of cost over net assets acquired ("goodwill"). In addition, under a non-compete agreement, each shareholder of Hathaway will receive payments in the aggregate of approximately $0.3 million. Goodwill is being amortized over a period of fifteen years using the straight-line method and the covenant-not-to-compete payments are being expensed as paid over a five-year period.

Financial Condition: The table below presents a comparison of average and year-end consolidated balance sheet categories over the past three years (in thousands).



                                                                                        Increase/(Decrease)
Average Consolidated Balance Sheet        2000           1999           1998          2000/1999    1999/1998

Assets:

   Cash and due from banks                  $7,678         $9,068         $6,328      ($1,390)      $2,740
   Federal funds sold                        5,595          9,042         11,710       (3,447)      (2,668)
   Int. bearing deposits with banks          1,128          1,655            206         (527)       1,449
   Total securities<F1>                    122,667        107,914         91,816       14,753       16,098
   Loans, net                              178,444        150,683        119,711       27,761       30,972
   Other assets                             16,116         12,500          7,444        3,616        5,056

      Total Assets                        $331,628       $290,862       $237,215      $40,766      $53,647


Liabilities:

   Demand deposits                         $26,972        $23,375        $19,382       $3,597       $3,993
   Savings, NOW and money
      market accounts                      107,957         95,830         73,503       12,127       22,327
   Time deposits                           137,432        120,133        101,827       17,299       18,306
   Notes payable and repurchase
      agreements                            25,765         18,682         10,777        7,083        7,905
   Other liabilities                         1,485          1,380          1,057          105          323
Stockholders' equity                        32,017         31,462         30,669          555          793

      Total Liabilities and Equity        $331,628       $290,862       $237,215      $40,766      $53,647


<F1> Includes available for sale securities at fair value, held to maturity securities at amortized cost and Federal Reserve Bank and Federal Home Loan Bank stock at cost.





                                                                                        Increase/(Decrease)
Year-End Consolidated Balance Sheet       2000           1999           1998          2000/1999    1999/1998

Assets:

   Cash and due from banks                  $9,166        $12,402         $6,422      ($3,236)      $5,980
   Federal funds sold                        5,400          5,300         13,900          100       (8,600)
   Int. bearing deposits with banks            272          2,128             42       (1,856)       2,086
   Total securities<F1>                    124,767        109,280        107,529       15,487        1,751
   Loans, net                              183,840        169,716        120,257       14,124       49,459
   Other assets                             15,861         16,082          7,418         (221)       8,664

      Total Assets                        $339,306       $314,908       $255,568      $24,398      $59,340

Liabilities:

   Demand deposits                         $26,339        $25,671        $23,268         $668       $2,403
   Savings, NOW and money
      market accounts                      125,974        121,717         90,934        4,257       30,783
   Time deposits                           118,161        117,692         92,184          469       25,508
   Notes payable and repurchase
      agreements                            33,128         17,754         16,844       15,374          910
   Other liabilities                         1,711            789            827          922          (38)
Stockholders' equity                        33,993         31,285         31,511        2,708         (226)

      Total Liabilities and Equity        $339,306       $314,908       $255,568      $24,398      $59,340


<F1> Includes available for sale securities at fair value, held to maturity securities at amortized cost and Federal Reserve Bank and Federal Home Loan Bank stock at cost.



      Total assets at December 31, 2000 reached $339.3 million as compared to $314.9 million at December 31, 1999, an increase of $24.4 million or 7.7%. Most of the asset growth during 2000 can be attributed to the subsidiary Bank's continued leveraging strategies, which included the borrowing of an additional $15.4 million from the Federal Home Loan Bank during the year to purchase investment securities of various types and maturities. Deposits for the year grew by $5.4 million or 2.0%. Average assets for 2000 totaled $331.6 million, an increase of $40.8 million or 14.0% from the 1999 average of $290.9 million.

      Loans, which constitute the subsidiary Bank's largest segment of earning assets, represented 54.2% of total assets at December 31, 2000. Net loans increased approximately $14.1 million or 8.3% during 2000. Average loans for 2000 increased $27.8 million or 18.4% over 1999. Average loans increased at a higher rate than year-end loans due to the acquired Adirondack loans being included for only seven months of 1999 averages. Average loans for commercial, consumer and real estate loans increased for the year 8.3%, 15.6% and 27.2%, respectively.

      Federal funds sold, which is a source of liquidity for the subsidiary Bank, were virtually unchanged, increasing from $5.3 million to $5.4 million year to year. On average, Federal funds sold decreased by $3.4 million or 38.1%. Lower averages were maintained during 2000 due to a slowdown of repayments from mortgage backed securities and fewer securities being called as a result of higher interest rates. The subsidiary Bank supplemented its liquidity with short-term borrowings from the Federal Home Loan Bank.

      Deposits continue to be the subsidiary Bank's primary source of funding. Total deposits at December 31, 2000 reached $270.5 million, an increase of $5.4 million or 2.0% over the previous year-end. Core deposits, which consist of demand, savings, NOW, and money market accounts, grew by $4.9 million or 3.3%, and time deposits increased $0.5 million or 0.4%. Average deposits increased during the year to $272.4 million from $239.3 million, an increase of $33.0 million or 13.8%. Consistent with the growth in loans, the increase in average deposits is largely attributable to the inclusion of Adirondack's deposits for a full year in 2000 as compared to seven months for 1999.

      Cash and due from banks decreased to $9.2 million at year-end 2000 from $12.4 million at year-end 1999, a decrease of 26.1%. The decrease in year 2000 was due to a higher amount of vault cash held in 1999 for Y2K preparedness.

      Other assets were relatively flat for the year decreasing to $15.9 million at December 31, 2000 from $16.1 million at December 31, 1999. Average other assets increased by $3.6 million or 28.9% primarily related to goodwill recorded in connection with the acquisition of Adirondack in 1999 and Hathaway in 2000.

      Stockholder's equity at year-end 2000 was $34.0 million as compared to $31.3 million at year-end 1999. The increase was due mainly to a combination of net retained earnings of $2.2 million, a net unrealized gain of market value on securities available for sale, net of tax, in the amount of $2.1 million, less net purchase of treasury stock of $1.7 million. The consolidated statements of changes in stockholders' equity included in this annual report detail the changes in equity capital.

Results of Operations:

      The comparative consolidated statements of income summarize income and expense for the last three years. The Company again achieved record earnings for 2000 of $3,705,000 as compared to $3,299,000 for 1999, an increase of $406,000 or 12.3% over the previous year. Net income for 1999 was 2.4% above 1998 net income of $3,222,000. The return on average assets for the three years ended December 31, 2000, 1999 and 1998 was 1.12%, 1.13% and 1.36%,
respectively. The return on average equity for the same periods was 11.6%, 10.5% and 10.5%.

      Net interest income, the most significant component of earnings, is the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets. Changes in net interest income from year to year result from changes in the level and mix of the average balances (volume) of earning assets and interest-bearing liabilities and from the yield earned and the cost paid (rate). In the following discussion, interest income is presented on a fully taxable equivalent basis applying the statutory Federal income tax rate of 34%. Net interest income for 2000 increased $970,000 or 9.1%, compared to an increase of $1,773,000 or 19.9% for the previous year. The increase in 2000 was attributable to higher average volumes of earning assets and deposits offset by a lower net interest margin of 3.98% for year 2000 compared to 4.19% for 1999. Higher averages were primarily caused by the full year averaging of acquired Adirondack assets and liabilities. Interest and fees on loans for 2000 increased by $2,551,000 or 19.9% from the previous year, compared to an increase of $2,218,000 or 20.9%, for 1999 over 1998. The increase for 2000 was due to an increase in average loans of $27.8 million and an increase in yields of 9 basis points from 8.38% in 1999 to 8.47% in 2000. Interest on securities increased $1.4 million or 20.5% for the year, compared to an increase of $1.0 million or 16.2% for 1999 over 1998. The increase in 2000 was due to the average volumes of securities increasing by $14.8 million or 13.7% for the year, which was aided by a 24 basis point increase in yield from 6.74% in 1999 to 6.98% in 2000. Interest on federal funds sold decreased $100,000 or 22.3%, compared to a decrease of $178,000 or 28.4% for 1999 over 1998. The decrease in 2000 was a result of lower average volumes due to smaller cash prepayments on mortgage backed securities and fewer securities being called due to higher interest rates throughout the year.

      For comparison purposes, the table below shows interest income converted to a fully taxable basis to recognize the income tax savings between taxable and tax-exempt assets (in thousands).



                                                                   % Change    % Change
                                     2000      1999      1998      2000/1999   1999/1998

Total interest and dividend income   $23,760   $19,968   $16,843   19.0%       18.6%
Total interest expense                12,091     9,269     7,917   30.4        17.1

Net interest and dividend income      11,669    10,699     8,926    9.1        19.9
Tax equivalent adjustment                791       711       706   11.3         0.7

Net interest and dividend income
   taxable equivalent basis          $12,460   $11,410    $9,632    9.2%       18.5%


      Total interest expense increased $2,822,000 or 30.4% in 2000 over that of 1999 compared to an increase of $1,352,000 or 17.1% for 1999 over 1998. The increase in 2000 was due primarily to higher interest bearing deposit volumes, an increase in the average volumes of securities sold under agreements to repurchase and notes payable to the FHLB, and higher interest rates in effect throughout the year. Average interest bearing liabilities increased $36.5 million from $234.7 million to $271.2 million year-to-year, and the average interest rate paid increased by 50 basis points from 3.95% in 1999 to 4.45% in 2000.

      Net interest spread, the difference between average earning assets yield and the cost of average interest bearing funds, decreased 25 basis points or 6.9% from 1999 to 2000 compared to a increase of 6 basis points or 1.7% from 1998 to 1999. Net interest margin, net interest income as a percentage of earning assets, decreased 21 basis points or 5.0%, whereas the change from 1998 to 1999 decreased 11 basis points or 2.6%. The decreases in net interest spread and net interest margin for 2000 were attributed to leveraged borrowings and repurchase agreements through the Federal Home Loan Bank and purchasing securities which were at generally lower spreads than existing interest bearing assets and liabilities. Interest margin for 2000 without borrowings and repurchase agreements would have been 4.16%.

Interest rate spread and net interest margin (dollars in thousands):
(Tax equivalent basis)

                                     2000             1999             1998

                              Yearly           Yearly           Yearly
                              Average   Rate   Average   Rate   Average   Rate

Earning assets                $313,578  7.84%  $272,492  7.59%  $224,191  7.83%
Interest bearing liabilities   271,176  4.45    234,666  3.95    186,127  4.25

Net interest rate spread                3.39%            3.64%            3.58%

Net interest margin                     3.98%            4.19%            4.30%

      Total other income for 2000 increased by $295,000 or 20.1% due primarily to insurance commissions from the newly acquired insurance subsidiary, Hathaway Agency, Inc., of $252,000. Total other income for 1999 increased by $346,000 or 30.9% over that for 1998. Total other expense increased $633,000 or 8.7% over the preceding year as compared to an increase of $2,075,000 or 39.7% for 1999 over 1998. The 2000 increase includes operating expenses for the subsidiary insurance agency for 6 months and also includes goodwill amortization associated with the acquisition of both Adirondack and Hathaway.

Capital Resources: Stockholders' equity ended 2000 at $33,993,000 up $2,708,000 or 8.7% due to a combination of net retained earnings and net unrealized gains in market value of the available for sale securities less net treasury stock purchases. At December 31, 2000, the ratio of stockholders' equity to total assets was 10.0%, as compared to 9.9% at December 31, 1999.

      Banks and bank holding companies are required to meet a ratio of qualifying total capital to risk-weighted assets. Risk-based assets are the value of assets carried on the books of the Company, as well as certain off-balance sheet items, multiplied by an appropriate factor as stipulated in the regulation. Tier 1 capital consists of common stock and qualifying stockholders' equity reduced by intangible assets. Total capital consists of Tier 1 capital plus a portion of allowance for loan losses. Currently, the minimum risk-based ratios, as established by the Federal Reserve Board, for Tier 1 and total capital are 4% and 8%, respectively. At December 31, 2000, the Company had Tier 1 and total risk-based capital ratios of 15.5% and 16.8%, respectively. The Company also maintained a leverage ratio of 8.9% as of December 31, 2000. The leverage ratio is defined as Tier 1 capital in relation to fourth quarter average assets.

Liquidity: The primary objective of liquidity management is to ensure sufficient cash flows to meet all of the Company's funding needs, such as loan demand and customers' withdrawals from their deposit accounts. While the primary source of liquidity consists of maturing securities, other sources of funds are federal funds sold, repayment of loans, sale of securities available for sale, growth of deposit accounts, notes payable and securities sold under agreements to repurchase. Throughout 2001, approximately $16.6 million of securities are scheduled to mature. In addition to existing liquid assets, the subsidiary Bank maintains lines of credit with a correspondent bank and the Federal Home Loan Bank (FHLB) to supplement its short term borrowing needs.

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

Provision for loan losses: The Company establishes an allowance for loan losses based on an analysis of risk factors in its loan portfolio. The analysis considers concentrations of credit, past loan loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair market value of underlining collateral, delinquencies and other factors.

      The allowance for loan losses as a percentage of loans, net of unearned discounts is 1.47% at December 31, 2000 compared to 1.56% at December 31, 1999. The decrease is a result of loan growth in 2000 and reflects management's consideration of the $469,000 reduction of non-performing loans in 2000 from 1999. Non-performing loans as of December 31, 2000 were $1.1 million as compared to $1.6 million in 1999.

      The Company's allowance for loan loss coverage of non-performing loans increased as of December 31, 2000 to 240% from 167% at December 31, 1999. The provision for loan losses was $219,000, $180,000 and $220,000 for the years 2000, 1999 and 1998, respectively. Net loan charge-offs for 2000, 1999 and 1998 were $166,000, $230,000 and $132,000. The provision for loan losses each year reflects management's overall assessment of the loan portfolio and the adequacy of the allowance for loan losses.

      The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as conditions dictate. Although the Company maintains its allowance at a level it considers to be adequate to provide for inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the OCC as part of its examination process, which may result in the establishment of an additional allowance based on the OCC's judgment of the information available to it at the time of examination.

Market Risk: Market risk is the risk of loss from adverse changes in market prices and interest rates. The subsidiary Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit acceptance activities. Although the subsidiary Bank manages other risks, such as in credit and liquidity risk, in the normal course of its business, management considers interest rate risk to be its most significant market risk and could potentially have the largest effect on the Bank's financial condition and results of operation. The Company does not currently have a trading portfolio or use derivatives such as swaps or options to manage market and interest rate risk.

      The subsidiary Bank's interest rate risk management is the responsibility of the Asset/Liability Management Committee (ALCO), which reports to the Board of Directors. The Committee, comprised of senior management, has developed policies to measure, manage and monitor interest rate risk. Interest rate risk arises from a variety of factors, including differences in the timing between the contractual maturity or the repricing of the subsidiary Bank's assets and liabilities. For example, the subsidiary Bank's net interest income is affected by changes in the level of market interest rates as the repricing characteristics of its loans and other assets do not necessarily match those of its deposits and borrowings.

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

      The following table shows the approximate effect on the subsidiary Bank's net interest income as of December 31, 2000, assuming an increase or decrease of 200 basis points in interest rates (dollars in thousands).

    Change in Interest Rates        Estimated Net             Change in Net
         (basis points)            Interest Income           Interest Income

               +200                   $11,091                     (4.8)%
               +100                    11,302                     (3.0)
                  0                    11,688                      0.4
               -100                    11,827                      1.6
               -200                    11,720                      0.6

      Another tool used to measure interest rate sensitivity is the cumulative gap analysis. The cumulative gap represents the net position of assets and liabilities subject to repricing in specified time periods. Deposit accounts without maturity dates are modeled based on historical run-off characteristics of these products in periods of rising rates. Loans and security maturities are based on contractural maturities. At December 31, 2000 the Company had a negative one-year cumulative gap position.

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

      As of December 31, 2000, the subsidiary Bank was in a liability sensitive position for one year, which means that more liabilities are scheduled to mature or reprice within the next year than assets. However, the subsidiary Bank is in an asset sensitive position, which means that more assets are scheduled to mature, beyond one year, than liabilities.

      The following table shows the interest rate sensitivity gaps as of December 31, 2000 highlighting the gap percentage within one year.



                                          Balance Maturing or Subject to Repricing (in Thousands)

                                                     After 3 Mo. After One
                                          Within     But Within  But Within  After
AT DECEMBER 31, 2000                      3 Months   1 Year      Five Years  Five Years   Total

Interest Earning Assets:
   Securities<F1>                         $44,739     $22,921    $28,094     $29,080      $124,834
   Total Loans, net of unearned discount   42,519      21,083     57,200      65,788       186,590
   Other Earning Assets                     5,672           0          0           0         5,672

     Total Earning Assets                  92,930      44,004     85,294      94,868       317,096

Fair Value Below Cost of Securities
   Available for Sale                                                                          (67)
Other Assets                                                                                22,277

TOTAL ASSETS                                                                              $339,306

Interest-Bearing Liabilities:
   Savings, NOW and MMDA                  $43,022          $0         $0     $82,952      $125,974
   Time Deposits                           40,425      61,448     16,288           0       118,161
   Other Interest-Bearing Liabilities      18,697       5,265      9,119          47        33,128

     Total Interest-Bearing Liabilities   102,144      66,713     25,407      82,999       277,263

Demand Deposits                                                                             26,339
Other Liabilities & Equity                                                                  35,704

TOTAL LIABILITIES & EQUITY                                                                $339,306

Interest Rate Sensitivity Gap             ($9,214)   ($22,709)   $59,887     $11,869
Cumulative Interest Rate Sensitivity Gap  ($9,214)   ($31,923)   $27,964     $39,833       $39,833
                                                         (9.4)%


<F1> Includes Available for Sale Securities and Investment Securities at
     amortized cost and FHLB and FRB stock at cost.



FIVE-YEAR FINANCIAL SUMMARY
(In thousands, except per share data)



December 31,                                2000        1999        1998        1997        1996

Consolidated statement of income data
Interest and dividend income:
    Loans                                    $15,367     $12,816     $10,598      $9,990      $9,541
    Securities<F1>                             7,980       6,623       5,603       5,427       5,369
    Federal funds sold and other                 413         529         642         346         395

        Total interest and dividend income    23,760      19,968      16,843      15,763      15,305

Interest expense:
    Deposits                                  10,529       8,303       7,347       6,909       6,914
    Borrowings                                 1,562         966         570          32          10

        Total interest expense                12,091       9,269       7,917       6,941       6,924

Net interest income                           11,669      10,699       8,926       8,822       8,381
Provision for loan losses                        219         180         220         255         220

Net interest income after provision
    for loan losses                           11,450      10,519       8,706       8,567       8,161
Other income                                   1,762       1,467       1,121         783         717
Other expenses                                 7,932       7,299       5,224       4,898       4,562

Income before income taxes                     5,280       4,687       4,603       4,452       4,316
Provision for income taxes                     1,575       1,388       1,381       1,351       1,271

Net income                                    $3,705      $3,299      $3,222      $3,101      $3,045

Per share data:
    Basic earnings per share                   $1.56       $1.37       $1.34       $1.29       $1.27
    Diluted earnings per share                  1.54        1.36        1.34        1.29        1.27
    Cash dividends paid                         0.62        0.59        0.56        0.53        0.49
    Cash dividend payout ratio                  39.8%       42.9%       41.7%       41.3%       38.9%

Selected year-end consolidated
    statement of condition data:
        Total assets                        $339,306    $314,908    $255,568    $222,325    $214,762
        Securities<F1>                       124,767     109,280     107,529      88,289      87,886
        Net loans                            183,840     169,716     120,257     117,646     105,365
        Deposits                             270,474     265,080     206,386     187,655     186,422
        Stockholders' equity<F1>              33,993      31,285      31,511      29,679      27,747


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




CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

                                                                        December 31,
ASSETS                                                             2000         1999

Cash and cash equivalents
    Non-interest bearing                                             $9,166      $12,402
    Interest bearing                                                    272        2,128
    Federal funds sold                                                5,400        5,300

        Total cash and cash equivalents                              14,838       19,830

Securities available for sale, at fair value                        106,845       93,849

Investment securities (approximate fair value at December 31,
    2000 - $15,969; at December 31, 1999 - $13,611)                  15,653       13,443

Investments required by law, stock in Federal Home Loan
    Bank of New York and Federal Reserve Bank of New York,
    at cost                                                           2,269        1,988

Loans                                                               201,063      183,785
    Unearned income                                                 (14,473)     (11,372)
    Allowance for loan losses                                        (2,750)      (2,697)

        Net loans                                                   183,840      169,716

Premises and equipment, net                                           3,432        3,550
Accrued interest receivable                                           2,214        1,745
Other assets                                                         10,215       10,787

        Total assets                                               $339,306     $314,908

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
    Demand (non-interest bearing)                                   $26,339      $25,671
    Regular savings, NOW and money market accounts                  125,974      121,717
    Certificates and time deposits of $100,000 or more               37,386       35,339
    Other time deposits                                              80,775       82,353

        Total deposits                                              270,474      265,080

Securities sold under agreements to repurchase                       11,788        9,581
Notes payable - Federal Home Loan Bank                               21,340        8,173
Other liabilities                                                     1,711          789

        Total liabilities                                           305,313      283,623

Commitments and contingent liabilities

STOCKHOLDERS' EQUITY

Common stock, $2.50 par value, 5,000,000 shares authorized,
    2,401,695 shares issued                                           6,004        6,004
Surplus                                                               4,418        4,415
Undivided profits                                                    25,199       23,048
Accumulated other comprehensive loss                                    (41)      (2,182)
Treasury stock, at cost; 56,246 shares at December 31, 2000          (1,587)          --

        Total stockholders' equity                                   33,993       31,285

        Total liabilities and stockholders' equity                 $339,306     $314,908

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)



                                                                               Years ended December 31,

INTEREST AND DIVIDEND INCOME                                          2000             1999              1998

Interest and fees on loans                                            $15,367          $12,816           $10,598
Interest on federal funds sold                                            349              449               627
Interest on balances due from depository institutions                      64               80                15
Interest on securities available for sale                               6,953            5,668             3,985
Interest on investment securities                                         870              860             1,555
Dividends on FRB and FHLB stock                                           157               95                63

    Total interest and dividend income                                 23,760           19,968            16,843

INTEREST EXPENSE

Interest on deposits:
    Regular savings, NOW and money market accounts                      2,783            2,270             1,794
    Certificates and time deposits of $100,000 or more                  3,318            2,234             2,213
    Other time deposits                                                 4,428            3,799             3,340
Interest on securities sold under agreements to repurchase                433              611               544

Interest on other borrowings                                            1,129              355                26

    Total interest expense                                             12,091            9,269             7,917

NET INTEREST INCOME                                                    11,669           10,699             8,926
Provision for loan losses                                                 219              180               220

NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                                                    11,450           10,519             8,706

OTHER INCOME

Income from fiduciary activities                                          184              163               150
Service charges on deposit accounts                                       473              415               330
Net gain on sale of securities                                             --               70               116
Insurance commissions                                                     252               --                --
Other income                                                              853              819               525

    Total other income                                                  1,762            1,467             1,121

OTHER EXPENSES

Salaries and employee benefits                                          3,727            3,186             2,628
Occupancy expense, net                                                    455              363               297
Furniture and equipment expense                                           414              514               318
External data processing expense                                          733              883               694
F.D.I.C. insurance expense                                                 51               48                22
Printing, stationery and supplies                                         221              201               132
Other expense                                                           2,331            2,104             1,133

    Total other expenses                                                7,932            7,299             5,224

INCOME BEFORE INCOME TAXES                                              5,280            4,687             4,603
Provision for income taxes                                              1,575            1,388             1,381

NET INCOME                                                             $3,705           $3,299            $3,222

Earnings per share
    Basic                                                               $1.56            $1.37             $1.34
    Diluted                                                              1.54             1.36              1.34

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)



                                                                                     Accumulated
                                                                                     Other                       Total
                                              Common                   Undivided     Comprehensive    Treasury   Stockholders'
                                              Stock       Surplus      Profits       Income/(Loss)    Stock      Equity

Balance at December 31, 1997                  $4,000      $4,000       $21,287         $392               $--    $29,679
Comprehensive income:
    Net income                                    --          --         3,222           --                --      3,222
    Other comprehensive loss                      --          --            --          (46)               --        (46)

            Total comprehensive income                                                                             3,176

Cash dividends ($0.56 per share)                  --          --        (1,344)          --                --     (1,344)

Balance at December 31, 1998                   4,000       4,000        23,165          346                --     31,511
Comprehensive income:

    Net income                                    --          --         3,299           --                --      3,299
    Other comprehensive loss                      --          --            --       (2,528)               --     (2,528)

            Total comprehensive income                                                                               771

Three for two stock split (800,000 shares)     2,000          --        (2,000)          --                --         --

Exercise of stock options
    (1,695 shares issued)                          4          22            --           --                --         26

Stock options issued in connection
    with acquisition                              --         393            --           --                --        393

Cash dividends ($0.59 per share)                  --          --        (1,416)          --                --     (1,416)
Balance at December 31, 1999                   6,004       4,415        23,048       (2,182)               --     31,285
Comprehensive income:
    Net income                                    --          --         3,705           --                --      3,705
    Other comprehensive income                    --          --            --        2,141                --      2,141

            Total comprehensive income                                                                             5,846

Treasury stock purchased (62,200 shares)          --          --            --           --            (1,755)    (1,755)

Treasury stock sold
    (exercise of 5,954 stock options)             --          --           (78)          --               168         90

Other                                             --           3            --           --                --          3

Cash dividends ($0.62 per share)                  --          --        (1,476)          --                --     (1,476)

Balance at December 31, 2000                  $6,004      $4,418       $25,199         ($41)          ($1,587)   $33,993

Cash dividends per share have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)



                                                                                      Years ended December 31,
                                                                              2000              1999             1998

Cash flows from operating activities:
    Net income                                                                 $3,705            $3,299           $3,222
Adjustments to reconcile net income to net cash
    provided by operating activities:
    (Increase)/decrease in interest receivable                                   (466)              150              (47)
    (Increase)/decrease in other assets                                          (553)              883             (122)
    (Increase)/decrease in other liabilities                                      653              (293)             158
    Deferred income tax expense/(benefit)                                         238               (70)             (24)
    Goodwill amortization expense                                                 358               146               --
    Depreciation and other amortization expense                                   493               577              290
    Net increase in cash surrender value of bank-owned life insurance            (124)             (101)            (107)
    Amortization of premiums/discounts on securities, net                          49               200              222
    Net gain on sale of securities available for sale                              --               (70)            (116)
    Provision for loan losses                                                     219               180              220
    Other                                                                           3                --               --

        Total adjustments                                                         870             1,602              474

        Net cash provided by operating activities                               4,575             4,901            3,696

Cash flows from investing activities:
    Purchase of investment securities                                          (5,627)           (1,920)          (1,267)
    Purchase of securities available for sale                                 (32,260)          (24,306)         (65,140)
    Purchase of Fed. Res. Bank and Fed. Home Loan Bank stock                     (281)             (552)             (91)
    Proceeds from maturity, paydowns and calls of investment securities         3,396             5,851           16,888
    Proceeds from maturity, paydowns and calls of
        securities available for sale                                          21,920            23,582           27,932
    Proceeds from sale of securities available for sale                         1,043             3,880            2,255
    Net increase in loans                                                     (14,718)             (203)          (2,868)
    Purchase of bank-owned life insurance                                          --              (130)              --
    Purchases of premises and equipment, net                                     (211)             (252)            (357)
    Net cash paid in acquisitions                                                (456)          (10,828)              --

        Net cash used by investing activities                                 (27,194)           (4,878)         (22,648)

Cash flows from financing activities:
    Net increase in deposits                                                    5,394             2,256           18,731
    (Increase)/decrease in securities sold under agreements to repurchase       2,207            (3,263)           8,522
    Increase in notes payable - FHLB                                           13,167             1,840            4,000
    Treasury stock purchased                                                   (1,755)               --               --
    Cash dividends paid on common stock                                        (1,476)           (1,416)          (1,344)
    Proceeds from the exercise of stock options                                    90                26               --

        Net cash provided (used) by financing activities                       17,627              (557)          29,909

Net (decrease) increase in cash and cash equivalents                           (4,992)             (534)          10,957

Cash and cash equivalents beginning of year                                    19,830            20,364            9,407

Cash and cash equivalents end of year                                         $14,838           $19,830          $20,364

Supplemental disclosures of cash flow information:
    Cash paid during the year:
        Interest                                                              $11,878            $9,286           $7,757
        Income taxes                                                            1,418             1,065            1,394
Supplemental schedule of noncash investing activities:
    Net reduction in loans resulting from transfers to real estate owned         $262              $285              $37
Fair value of non-cash assets acquired in acquisitions                           $376           $65,464              $--
Fair value of liabilities assumed in acquisitions                                 269            59,026               --
Fair value of stock options issued in connection with acquisition                  --               393               --

See accompanying notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of CNB Bancorp, Inc. (Parent Company), City National Bank and Trust Company (subsidiary Bank) and Hathaway Agency, Inc. (subsidiary Insurance Agency) conform to generally accepted accounting principles and general practices within the banking and insurance fields. The following is a summary of the significant policies used in the preparation of the consolidated financial statements.

     BASIS OF PRESENTATION - The Parent Company is a financial holding company whose principal activity is the ownership of all outstanding shares of the subsidiary Bank's and Insurance Agency's stock. The subsidiary Bank is a commercial bank providing community banking services to individuals, small businesses and local municipal governments in Fulton County and Saratoga County, New York. The subsidiary Insurance Agency primarily serves Fulton County providing various insurance products to businesses and individuals. Management makes operating decisions and assesses performance based on an ongoing review of the subsidiary Bank's and Insurance Agency's community operations. The consolidated financial statements include the accounts of the Parent Company and its wholly-owned subsidiaries (referred to together as the "Company") after elimination of all significant intercompany transactions.

     SECURITIES - Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as investment securities and are stated at amortized cost. If securities are purchased for the purpose of selling them in the near term, they are classified as trading securities and are reported at fair value with unrealized holding gains and losses reflected in current earnings. All other marketable securities are classified as securities available for sale and are reported at the fair value, with net unrealized gains or losses reported, net of income taxes, as a separate component of stockholders' equity. A decline in the fair value of any security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

     Nonmarketable equity securities, such as Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost. These investments are required for membership.

     Gains and losses on the disposition of securities are based on the amortized cost of the specific security sold. Amortization of premiums and accretion of discounts are recognized in interest income on a level-yield basis to the earlier of call or maturity date. At December 31, 2000 and 1999, the Company did not have any securities classified as trading securities.

     NET LOANS RECEIVABLE - Loans receivable are reported at the principal amount outstanding, net of unearned income, net deferred loan fees and costs, and the allowance for loan losses. Unearned income and net deferred loan fees and costs are accreted to income using an effective interest method.

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

     GOODWILL - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for business combinations accounted for using purchase accounting. Goodwill is being amortized over fifteen years using the straight-line method. Unamortized goodwill of approximately $4.6 million and $4.6 million is included in other assets at December 31, 2000 and December 31, 1999, respectively. Goodwill is periodically reviewed by management to assess recoverability, and impairments, if any, are recognized as a charge to income if a permanent loss in value is indicated.

     INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's policy is that deferred tax assets are reduced by a valuation reserve if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and estimates of future taxable income.

     EARNINGS PER COMMON SHARE - Basic earnings per share ("EPS") is computed by dividing income available to common stockholders (net income less dividends on preferred stock, if any) by the weighted average number of common shares outstanding for the period. Entities with complex capital structures must also present diluted EPS which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares that then shared in the earnings of the entity, such as the Company's stock options.

     Basic earnings per common share were computed based on average outstanding common shares of 2,377,362 in 2000, 2,400,301 in 1999 and 2,400,000 in 1998. Diluted earnings per common share were computed based on average common and common equivalent shares of 2,404,174 in 2000, 2,423,481 in 1999 and 2,400,885 in 1998. Share amounts have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

     TREASURY STOCK - Treasury stock is recorded at cost. During 2000, the Company purchased 62,200 shares of treasury stock at an average cost of $28.22. Also during 2000, the Company sold 5,954 shares at an average price of $15.22 as a result of the exercise of stock options.

     DIVIDEND RESTRICTIONS - Certain restrictions exist regarding the ability of the subsidiary Bank to transfer funds to the Company in the form of cash dividends. The approval of the Comptroller of the Currency is required to pay dividends in any calendar year in excess of the subsidiary Bank's earnings retained in the current year plus retained net profits, as defined, for the preceding two years.

     TRUST ASSETS - Assets held in fiduciary or agency capacities for customers of the subsidiary Bank are not included in the accompanying consolidated statements of condition as such assets are not assets of the subsidiary Bank. Trust assets under management totaled $35.0 million as of December 31, 2000.

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

     NEW ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. During the second quarter of 1999, the FASB issued SFAS No. 137, which deferred the effective date of SFAS No. 133 by one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. Adoption of SFAS No. 133, as amended, did not have a material effect on the Company's consolidated financial statements.

     ACQUISITION - On July 1, 2000, the Company acquired Hathaway Agency, Inc. (Hathaway), a local insurance agency. At the date of the acquisition, Hathaway had approximately $1,300,000 in assets, $300,000 in liabilities and $1,000,000 in shareholders' equity. Pursuant to the merger agreement, Hathaway became a wholly-owned subsidiary of CNB Bancorp, Inc.

     Upon consummation of the acquisition, each preferred share of Hathaway was exchanged for $100 in cash which totaled approximately $700,000 and each common share of Hathaway was exchanged for $2,432 in cash which totaled approximately $600,000. In addition, under a non-compete agreement each preferred and common shareholder of Hathaway will receive payments over a period of five years totaling, in the aggregate, approximately $300,000.

     The acquisition was accounted for using purchase accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" (APB No. 16). Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values. The acquisition of Hathaway resulted in approximately $300,000 in excess of cost over net assets acquired ("goodwill"). Goodwill is being amortized to expense over a period of fifteen years using the straight-line method. Non-compete payments are being expensed as paid over the five-year period of the covenant.

     On June 1, 1999, the Company acquired Adirondack Financial Services Bancorp, Inc. (Adirondack) and its wholly-owned subsidiary, Gloversville Federal Savings and Loan Association. At the date of the merger, Adirondack had approximately $68.5 million in assets, $56.4 million in deposits and $9.5 million in shareholders' equity. Pursuant to the merger agreement, Adirondack was merged into CNB Bancorp, Inc. and Gloversville Federal
Savings and Loan Association was merged into City National Bank and Trust Company. The combined bank now operates as one institution under the name of City National Bank and Trust Company.

     Upon consummation of the merger, each share of Adirondack received $21.92 in cash which totaled approximately $14.6 million. In addition, under the merger agreement, the Company agreed to issue 35,614 stock options to purchase CNB Bancorp, Inc. stock at an exercise price of $15.22 per share. The estimated fair value of these options as of the acquisition date was $11.04 per share. The issuance of these options was included in the computation of goodwill, with the offsetting increase to surplus.

     The acquisition was accounted for using purchase accounting in accordance with APB No. 16. The acquisition of Adirondack resulted in approximately $4.8 million in excess of cost over net assets acquired ("goodwill"). Goodwill is being amortized to expense over a period of fifteen years using the straight-line method and is generally not deductible for tax purposes. The results of operations of Adirondack have been included in the Company's consolidated statements of income for periods subsequent to the date of acquisition.

     RECLASSIFICATIONS - Amounts in the prior years' financial statements are reclassified, whenever necessary, to conform to the presentation in the current year's financial statements.

Note 2: RESERVE REQUIREMENTS

     The subsidiary Bank is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and cash equivalents, was approximately $2,915,000 and $2,782,000 at December 31, 2000 and 1999, respectively.

Note 3: SECURITIES AVAILABLE FOR SALE

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities available for sale as of December 31 are as follows (in thousands):



                                                                                   2000

                                                                        Gross            Gross           Estimated
                                                       Amortized        Unrealized       Unrealized      Fair
                                                       Cost             Gains            Losses          Value

Debt securities available for sale:
  U.S. Treasury securities                               $3,218          $22              $--              $3,240
  Obligations of U.S. Government agencies                62,923          150              474              62,599
  Collateralized mortgage obligations:
         U.S. Government agencies                        14,846           44              163              14,727
  Corporate securities                                    9,671           62              127               9,606
  Obligations of states and political subdivisions       16,126          455               65              16,516

         Total debt securities available for sale       106,784          733              829             106,688
Equity securities available for sale:
  Corporate securities                                      128           29               --                 157

         Total equity securities available for sale         128           29               --                 157

             Total securities available for sale       $106,912         $762             $829            $106,845




                                                                                   1999

                                                                            Gross           Gross           Estimated
                                                        Amortized           Unrealized      Unrealized      Fair
                                                        Cost                Gains           Losses          Value

Debt securities available for sale:

  U.S. Treasury securities                               $4,003              $--               $24           $3,979
  Obligations of U.S. Government agencies                64,466               32             2,554           61,944
  Collateralized mortgage obligations:
     U.S. Government agencies                            12,653                3               613           12,043
  Corporate securities                                    3,003                3                36            2,970
  Obligations of states and political subdivisions       13,248              110               495           12,863

     Total debt securities available for sale            97,373              148             3,722           93,799
Equity securities available for sale:
  Corporate securities                                       50               --                --               50

     Total equity securities available for sale              50               --                --               50

         Total securities available for sale            $97,423             $148            $3,722          $93,849


     The amortized cost and estimated fair value of debt securities available for sale at December 31, 2000, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Collateralized mortgage obligations are included in this schedule based on the contractual maturity date.

                                                Amortized     Estimated
                                                Cost          Fair Value

Due in one year or less                          $11,474       $11,509
Due after one year through five years             12,991        13,056
Due after five years through ten years            28,711        28,734
Due after ten years                               53,608        53,389

     Total debt securities available for sale   $106,784      $106,688

     Proceeds from sales of securities available for sale during 2000, 1999 and 1998 were $1,043,000, $3,880,000 and $2,255,000, respectively.
There were no gains on sales during 2000. Gross gains in 1999 and 1998 were $70,000 and $116,000, respectively. There were no losses on sales during 2000, 1999 and 1998.

     The fair value of all securities available for sale pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2000 and 1999 were $83,803,000 and $72,129,000, respectively.
Actual deposits secured by these securities at December 31, 2000 and 1999 were $45,896,000 and $37,279,000, respectively. Repurchase agreements secured by these securities at December 31, 2000 and 1999 were $11,788,000 and $9,581,000, respectively.

Note 4: INVESTMENT SECURITIES

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities as of December 31 are as follows (in thousands):



                                                                         2000

                                                                Gross         Gross        Estimated
                                                   Amortized    Unrealized    Unrealized   Fair
                                                   Cost         Gains         Losses       Value

Obligations of U.S. Government agencies             $1,693        $2          $5            $1,690
Obligations of states and political subdivisions    11,960       321           2            12,279
Corporate securities                                 2,000        --          --             2,000

     Total investment securities                   $15,653      $323          $7           $15,969




                                                                         1999

                                                                Gross         Gross        Estimated
                                                   Amortized    Unrealized    Unrealized   Fair
                                                   Cost         Gains         Losses       Value

Obligations of U.S. Government agencies             $2,269        $1          $54           $2,216
Obligations of states and political subdivisions    11,174       254           33           11,395
     Total investment securities                   $13,443      $255          $87          $13,611


     The amortized cost and estimated fair value of investment securities at December 31, 2000, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         Amortized   Estimated
                                         Cost        Fair Value

Due in one year or less                   $5,083      $5,105
Due after one year through five years      4,350       4,515
Due after five years through ten years     3,524       3,629
Due after ten years                        2,696       2,720

         Total investment securities     $15,653     $15,969

     The amortized cost of all investment securities pledged to secure public deposits and for other purposes as required by law at December 31, 2000 and 1999 were $5,286,000 and $8,792,000, respectively. Actual deposits secured by these securities at December 31, 2000 and 1999 were $4,701,000 and $7,508,000, respectively.

Note 5: LOANS

     Loans on the accompanying consolidated statements of condition are comprised of the following at December 31 (in thousands):

                                         2000        1999

Commercial and commercial real estate     $44,790     $37,868
Residential real estate                    88,517      90,780
Installment                                67,756      55,137

         Total loans                     $201,063    $183,785

     Non-accrual loans at December 31, 2000, 1999 and 1998 were $936,000, $1,507,000 and $280,000, respectively. The difference between the interest collected on these loans and recognized as income, and the amounts which would have been accrued is not significant. There were loans ninety days past due and still accruing interest of $210,000, $108,000 and $249,000 as of December 31, 2000, 1999 and 1998, respectively.

     As of December 31, 2000 and 1999, respectively, there were $936,000 and $1,507,000 of commercial loans that were placed on non-accrual status and were classified as impaired loans. As of December 31, 2000 and 1999, $186,000 and $300,000 of the allowance for loan losses was allocated to the impaired loans, respectively. During 2000, 1999 and 1998, the average balance of impaired loans was $1,188,000, $275,000 and $270,000, respectively. Interest income of $103,000, $2,000 and $6,000 was recognized on impaired loans while such loans were impaired during 2000, 1999 and 1998, respectively.

     The subsidiary Bank's primary business area consists of the Counties of Fulton and Saratoga and, therefore, there are certain concentrations of loans and loan commitments within that geographic area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of this region. At December 31, 2000 and 1999, the only area of industry concentration that existed within the subsidiary Bank's loan commitments were to the leather and leather-related industries. Outstanding commitments to this segment were $4.7 million as of December 31, 2000 and $4.4 million as of December 31, 1999. These figures represent 17.9% and 14.7% of the total loan commitments outstanding at the end of each respective year. Loans outstanding to this segment were $5.9 million as of December 31, 2000 and $4.1 million as of December 31, 1999. These figures represent 2.9% and 2.2% of gross loans outstanding at the end of each respective year.

     In the ordinary course of business, the subsidiary Bank has made loans to certain directors and executive officers of the Company, its subsidiaries, and other related parties. Such transactions are on substantially the same terms, including interest rates and collateral on loans, as comparable transactions made to others. Total loans to these persons and companies on December 31, 2000 and 1999 amounted to $4,809,000 and $4,085,000, respectively. During 2000, $11,436,000 of new loans were made and repayments totaled $10,712,000.

Note 6: ALLOWANCE FOR LOAN LOSSES

     A summary of the changes in the allowance for loan losses is as follows (in thousands):

                                         2000        1999     1998

Balance at beginning of year             $2,697      $1,580   $1,492
Provision charged to income                 219         180      220
Loans charged off                          (239)       (281)    (149)
Recoveries of loans charged off              73          51       17
Acquisition-related allowance                --       1,167       --

Balance at end of year                   $2,750      $2,697   $1,580

Note 7: PREMISES AND EQUIPMENT

Premises and equipment at December 31 are
  as follows (in thousands):                         2000     1999

Land                                                   $687     $687
Bank premises and leasehold improvements              3,236    3,168
Equipment, furniture and fixtures                     2,656    2,508

                                                      6,579    6,363

Less: Accumulated depreciation                       (3,147)  (2,813)

     Total bank premises and equipment               $3,432   $3,550

     Depreciation expense amounted to $347,000, $464,000 and $290,000 for the years 2000, 1999 and 1998, respectively.

Note 8: TIME DEPOSITS

     The approximate amount of contractual maturities of time deposit accounts for the years subsequent to December 31, 2000 are as follows (in thousands):

         Years ended December 31,

                  2001                   $101,875
                  2002                     10,022
                  2003                      3,059
                  2004                      1,660
                  2005                      1,545

                                         $118,161

Note 9: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     For the years ended December 31, 2000 and 1999, the average balance of Securities Sold Under Agreements to Repurchase was $7,524,000 and $11,550,000, respectively. The highest month end balances for these borrowings during 2000 and 1999 were $11,788,000 and $12,878,000, respectively. The average rate paid for these borrowings during 2000 and 1999 was 5.75% and 5.29%, respectively.

     The underlying securities associated with customer repurchase agreements are under the control of the subsidiary Bank. All customer repurchase agreements at December 31, 2000 matured within three days. The underlying securities associated with repurchase agreements with the Federal Home Loan Bank (FHLB) and brokerage firms are held in collateral accounts for our account until maturity of the agreements. All FHLB and brokerage firm repurchase agreements have stated maturities of ten years or less.

Note 10: NOTES PAYABLE - FEDERAL HOME LOAN BANK

     Information on the borrowings is summarized as follows (dollars in thousands):

                    Floating Rate and Fixed Rate Advances

                         Balance at   Interest Rate as
         Maturity Date   12/31/2000   of 12/31/2000      Call Date

         12/08/2003       $1,000      4.870%             12/07/2001
         02/03/2004        1,000      4.800              02/03/2001
         01/27/2005        1,000      6.150              01/27/2001
         11/22/2005        2,000      5.920              11/22/2001
         12/13/2010        2,000      5.090              12/13/2001
         05/01/2002        2,000      6.721              *
         06/23/2003        2,000      6.678              *
         11/28/2003        1,000      6.791              *
         02/05/2004        1,000      6.851              *
         04/18/2005        2,000      6.801              *
         06/15/2005        2,000      6.750              *
         07/12/2005        2,000      6.752              *
         08/30/2005        1,000      6.769              *

         Total           $20,000

     *These borrowings are non-callable but retain a monthly or quarterly repricing frequency to the current 1-month or 3-month LIBOR rate plus or minus 0 to 10 basis points. The interest on these borrowings is calculated on an actual/360-day basis and is payable monthly or quarterly to the Federal Home Loan Bank depending on the repricing frequency.

                    Monthly Amortizing Fixed Rate Advances

                                 Balance at             Interest Rate as
      Maturity Date              12/31/2000             of 12/31/2000

      10/28/2003                 $  245                 5.038%
      11/10/2003                    632                 5.412
      10/28/2005                    296                 5.228
      10/28/2008                    167                 5.436

           Total                 $1,340

     These borrowings call for monthly payments of principal and interest of approximately $35,000 per month. Interest on these advances is calculated on a 30/360 day basis.

     At December 31, 2000 and 1999, the subsidiary Bank had available lines of credit with correspondent banks and the Federal Home Loan Bank of $106,476,000 and $99,472,000, respectively. Advances on these lines are secured by the subsidiary Bank's real estate mortgages, investment securities, available for sale securities and Federal Home Loan Bank stock. At December 31, 2000 and 1999, advances outstanding on these lines with the Federal Home Loan Bank were $21,340,000 and $8,173,000, respectively.

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

     The following table sets forth the plan's funded status as of a September 30 measurement date, and the amounts recognized in the accompanying consolidated financial statements (dollars in thousands).

Change in projected benefit obligation:                 2000     1999

     Projected benefit obligation at beginning of year  $3,252   $2,943
     Service cost                                          173      147
     Interest cost                                         239      202
     Benefits paid                                        (137)    (137)
     Expenses paid                                         (33)     (28)
     Assumption changes and other                          (27)     125

     Projected benefit obligation at end of year         3,467    3,252

Change in plan assets:

     Fair value of plan assets at beginning of year      4,023    3,479
     Actual return on plan assets                          413      542
     Employer contribution                                 178      167
     Benefits paid                                        (137)    (137)
     Expenses paid                                         (33)     (28)

     Fair value of plan assets at end of year            4,444    4,023

     Funded status                                         977      771
     Unrecognized net actuarial gain                      (159)     (58)
     Unrecognized prior service cost                       (19)     (20)
     Unrecognized transition asset                          (2)      (3)

     Prepaid pension cost                                 $797     $690

Weighted average assumptions as of September 30

     Discount rate                                        7.75%    7.50%
     Rate of compensation increase                        4.50     4.00
     Expected return on plan assets                       8.50     8.50

Components of net periodic pension cost:                  2000     1999   1998

     Service cost                                         $173     $147   $140
     Interest cost                                         239      202    196
     Expected return on plan assets                       (338)    (292)  (280)
     Amortization of unrecognized prior service cost        (2)      (2)    (2)
     Amortization of unrecognized transition asset          (1)      (1)    --

     Net periodic pension cost                             $71      $54    $54

     The subsidiary Bank has a Supplemental Executive Retirement Plan for key management personnel. The subsidiary Bank's expense for the years ended December 31, 2000, 1999 and 1998 was approximately $62,000, $59,000 and
$57,000, respectively.

     The subsidiary Bank has also established a Supplemental Life Insurance Plan/Split Dollar for all officers, vice president and above, with at least ten years of service to the Company. Under the terms of this plan, upon the death of a participant, the beneficiary receives an amount equal to three times the final year's salary of the participant. The subsidiary Bank has invested approximately $2.3 million for this coverage and is receiving an annual tax-free return. The cash surrender value of the bank-owned life insurance is included in other assets and was approximately $2.6 million and $2.5 million as of December 31, 2000 and December 31, 1999, respectively.

     Profit Sharing Plan - The subsidiary Bank has a non-contributory profit sharing plan under which contributions are made by the subsidiary Bank to a separate trust for the benefit of the subsidiary Bank's participating employees. Annual contributions to the plan are determined by the board of directors of the subsidiary Bank. Contributions are accrued during the year and are distributed December 31st of each year. The subsidiary Bank's contribution to the plan for 2000, 1999 and 1998 was $140,000, $130,000 and $108,000, respectively.

     Other than certain life insurance benefits which are provided to a closed group of retirees, the Company does not provide post-retirement benefits to employees. The costs associated with the life insurance to the closed group of retirees is not significant in 2000, 1999 or 1998.

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

     On June 1, 1999, 35,614 options to purchase CNB Bancorp, Inc. stock were issued to certain holders of Adirondack Financial Services Bancorp, Inc. options under the terms of the merger agreement. These options have a ten-year term expiring in October 2008, ten years from the date of the original grant by Adirondack, and vest at a rate of 20% per year beginning in October 1999. The exercise price of these options is $15.22 per share. At the grant date, the estimated fair value of these options (using the Black-Scholes pricing model) was $11.04 per share or a total of $393,000. The fair value of these options was included in the computation of goodwill, with an offsetting increase to surplus.

     A summary of the status of the Company's stock option plans as of December 31, 2000, 1999 and 1998 and changes during the year is presented below:



                                              2000                         1999                         1998

                                                  Weighted Average              Weighted Average            Weighted Average
                                       Shares     Exercise Price    Shares      Exercise Price     Shares   Exercise Price

Options:
     Outstanding at beginning of year  238,069    $23.61             98,250     $23.67                 --   $   --
     Granted                                --        --            105,900      26.25             98,250    23.67
     Issued in acquisition                  --        --             35,614      15.22                 --       --
     Exercised                          (5,954)    15.22             (1,695)     15.22                 --       --
     Cancelled                              --        --                 --         --                 --       --

     Outstanding at year-end           232,115     23.83            238,069      23.61             98,250    23.67

     Exercisable at year-end           160,046    $24.21            103,678     $23.23             49,125   $23.67


The following table summarizes information about the Company's stock options at December 31, 2000:

                          Weighted Average
Exercise                  Remaining
Price       Outstanding   Contract Life      Exercisable

$23.67       98,250       7.8 years           98,250
 26.25      105,900       8.3 years           55,200
 15.22       27,965       7.7 years            6,596

            232,115                          160,046

     Companies not using a fair value based method of accounting for employee stock options or similar plans must provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied. The fair value of each option grant, excluding the options granted in connection with the acquisition of Adirondack, is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1999 and 1998: dividend yield of 2.16% and 2.25%, respectively; expected volatility of 15.0% and 25.0%, respectively; risk free interest rate of 5.54% and 5.15%, respectively; and an expected life of five years for grants awarded in both years. Based on the aforementioned assumptions, the Company has estimated that the per share fair value of the options granted on April 20, 1999 was $5.04 and the options granted on October 26, 1998 was $5.89. Had the Company determined compensation cost based on the fair value at the grant dates for these options, pro forma net income and earnings per share for the years ended December 31, 2000, 1999 and 1998 would be as follows (in thousands, except per share data):

                              2000      1999      1998

Net income:
     As reported              $3,705    $3,299    $3,222
     Pro forma                 3,526     2,900     2,964
Basic earnings per share:
     As reported                1.56      1.37      1.34
     Pro forma                  1.48      1.21      1.24
Diluted earnings per share:
     As reported                1.54      1.36      1.34
     Pro forma                  1.47      1.20      1.23

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

Note 13: INCOME TAXES

     The following is a summary of the components of income tax expense for the years ended December 31 (in thousands):

                                            2000     1999     1998
Current tax expense:
     Federal                                $1,207   $1,152   $1,062
     State                                     130      306      343

     Total current tax expense               1,337    1,458    1,405

Deferred tax expense (benefit):
     Federal                                   218       22      (30)
     State                                      20      (92)       6

     Total deferred tax expense (benefit)      238      (70)     (24)

Provision for income taxes                  $1,575   $1,388   $1,381

     The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows (in thousands):



                                                          2000               1999              1998

                                                              % of               % of               % of
                                                              Pretax             Pretax             Pretax
                                                    Amount    Income   Amount    Income   Amount    Income

Tax expense at statutory rate                       $1,795    34.0%    $1,594    34.0%    $1,565    34.0%
Increase (decrease) resulting from:
     Tax-exempt interest income                       (487)   (9.2)      (438)   (9.3)      (429)   (9.3)
     State tax expense, net of federal deductions      107     2.0        125     2.7        224     4.9
     Elimination of valuation allowance                 --      --       (163)   (3.5)        --      --
     Interest expense incurred to carry
        tax-exempt bonds                                67     1.3         51     1.1         49     1.1
     Amortization of goodwill                          125     2.4         58     1.2         --      --
     Other                                             (32)   (0.7)       161     3.4        (28)   (0.6)

Provision for income taxes                          $1,575    29.8%    $1,388    29.6%    $1,381    30.1%


     Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, are as follows (in thousands):

                                                   2000     1999
Deferred tax assets:
     Allowance for loan losses                     $1,071   $1,089
     Director's deferred compensation                   9        9
     Accrued pension liability                        125      109
     Purchase accounting adjustments                   91      154
     Loan fees                                         24       28

        Total gross deferred tax assets             1,320    1,389

Deferred tax liabilities:
     Premises and equipment, primarily due
       to accelerated depreciation                   (100)     (98)
     Securities discount accretion                    (80)     (37)
     Prepaid pension cost                            (402)    (269)
     Purchase accounting adjustments                 (190)    (199)

        Total gross deferred tax liabilities         (772)    (603)

        Net deferred tax asset end of year            548      786
        Net deferred tax asset beginning of year      786      274

                                                      238     (512)
        Initial deferred tax liability for
          purchase accounting adjustments              --      (45)
        Net deferred tax asset acquired
          with acquisition                             --      487

Deferred tax expense/(benefit)                       $238     ($70)

     In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax asset of $26,000 and $1,392,000 at December 31, 2000 and December 31, 1999, respectively, related to the unrealized loss on securities available for sale as of December 31, 2000 and December 31, 1999.

     Deferred tax assets are recognized subject to management's judgement that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 2000 and 1999 will be realized.

Note 14: COMPREHENSIVE INCOME

     Comprehensive income represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale. The Company has reported its comprehensive income or loss for 2000, 1999 and 1998 in the consolidated statements of changes in stockholders' equity.

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



                                                                          2000      1999      1998

Net unrealized holding gains (losses) arising during the year,
     net of taxes of ($1,366) in 2000, $1,650 in 1999 and ($16) in 1998   $2,141    ($2,486)   $23
Reclassification adjustment for net realized gains included in
     income, net of taxes of $0 in 2000, $28 in 1999 and $47 in 1998          --        (42)   (69)

Other comprehensive income (loss), net of taxes of ($1,366) in 2000,
     $1,622 in 1999 and $31 in 1998                                       $2,141    ($2,528)  ($46)


Note 15: COMMITMENTS AND CONTINGENT LIABILITIES

     Various commitments and contingent liabilities arise in the normal conduct of the subsidiary Bank's business that include certain financial instruments with off-balance sheet risk to meet the financing needs of its customers.
These financial instruments include commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated statements of condition. The contract amounts of those instruments reflect the extent of involvement the subsidiary Bank has in particular classes of financial instruments. The subsidiary Bank's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit are represented by the contractual notional amount of those instruments. The subsidiary Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

     Contract amounts of financial instruments that represent credit risk as of December 31, 2000 and 1999 at fixed and variable rates are as follows (in thousands):

                                                    2000

Commitment and unused lines of credit:   Fixed     Variable    Total

     Home equity loans                      $--     $4,656      $4,656
     Commercial loans                     3,888     15,821      19,709
     Overdraft loans                      1,339         --       1,339
     Mortgage loans                         495         --         495

                                          5,722     20,477      26,199
Standby & commercial letters of credit       --         91          91

Total commitments                        $5,722    $20,568     $26,290

                                                    1999

Commitment and unused lines of credit:   Fixed     Variable    Total

     Home equity loans                      $--     $4,414      $4,414
     Commercial loans                     4,166     18,355      22,521
     Overdraft loans                      1,296         --       1,296
     Mortgage loans                       1,276         --       1,276

                                          6,738     22,769      29,507
Standby & commercial letters of credit       --        444         444

Total commitments                        $6,738    $23,213     $29,951

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

     The Company and its subsidiaries may, from time to time, be defendants in legal proceedings relating to the conduct of their business. In the best judgment of management, the consolidated financial position of the Company and its subsidiaries would not be affected materially by the outcome of any pending legal proceedings.

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

     Under its prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized bank. Such actions could have a direct material effect on a bank's financial statements. The regulations establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, a bank is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0% (based on total adjusted average assets); a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

     The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about capital components, risk weightings and other factors.


     As of December 31, 2000 and 1999, the Company and the subsidiary Bank met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the subsidiary Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the subsidiary Bank's capital classification.

     The following is a summary of the actual capital amounts and ratios as of December 31, 2000 and 1999 for the Company (consolidated) and the subsidiary Bank (dollars in thousands):

                                         2000              1999

                                  Amount     Ratio   Amount    Ratio

Consolidated

     Leverage (Tier 1) capital    $29,482     8.9%   $28,935    9.3%
     Risk-based capital:
        Tier 1                     29,482    15.5     28,935   17.4
        Total                      31,858    16.8     31,019   18.7

Subsidiary Bank

     Leverage (Tier 1) capital    $28,087     8.5%   $28,771    9.3%
     Risk-based capital:
        Tier 1                     28,087    14.8     28,771   17.3
        Total                      30,457    16.1     30,855   18.6

 Note 17: PARENT COMPANY ONLY FINANCIAL INFORMATION

     The following presents the financial condition of the Parent Company as of December 31, 2000 and 1999 and the results of its operations and cash flows for the years ended December 31, 2000, 1999 and 1998 (in thousands):

               CONDENSED STATEMENTS OF CONDITION (Parent only)

                                                     At December 31,

ASSETS                                              2000       1999

     Cash                                              $189       $114
     Securities available for sale, at fair value       140         50
     Investment in subsidiaries                      33,652     31,121
     Other assets                                        30         --

        Total assets                                $34,011    $31,285

LIABILITIES AND STOCKHOLDERS'  EQUITY

     Deferred taxes payable - FASB No. 115              $12        $--
     Other liabilities                                    6         --

        Total liabilities                                18         --

STOCKHOLDERS' EQUITY

     Common stock                                    $6,004     $6,004
     Surplus                                          4,418      4,415
     Undivided profits                               25,199     23,048
     Treasury stock, at cost                         (1,587)        --

     Accumulated other comprehensive loss               (41)    (2,182)

        Total stockholders' equity                   33,993     31,285

        Total liabilities and stockholders' equity  $34,011    $31,285

                 CONDENSED STATEMENTS OF INCOME (Parent only)



                                                                                             Years ended December 31,

                                                                                        2000          1999           1998

Income
     Dividends from subsidiaries                                                        $4,718        $16,214        $1,344
     Dividends on securities available for sale                                              4             --            --

        Total dividend income                                                            4,722         16,214         1,344

Expenses:
     Salaries and employee benefits                                                          3             --            --
     Other expense                                                                          19              3             3

        Total expenses                                                                      22              3             3

Income before income taxes and (distributions in excess of)
     equity in undistributed net income of subsidiaries                                  4,700         16,211         1,341
Income tax benefit                                                                          30             --             1

Income before (distribution in excess of) equity in undistributed
     net income of subsidiaries                                                          4,730         16,211         1,342
(Distribution in excess of) equity in undistributed net income of subsidiaries          (1,025)       (12,912)        1,880

Net income                                                                              $3,705         $3,299        $3,222


               CONDENSED STATEMENTS OF CASH FLOWS (Parent only)



                                                                 Years ended December 31,

Cash flows from operating activities:                          2000      1999        1998

     Net income                                                $3,705     $3,299     $3,222
     Increase in other assets                                     (30)        --         --
     Increase in other liabilities                                  6         --         --
     Other                                                          3         --         --
     Distributions in excess of (equity in) undistributed
       net income                                               1,025     12,912     (1,880)

Net cash provided by operating activities                       4,709     16,211      1,342
Cash flows from investing activities:
     Purchase of Adirondack Financial Service Bancorp, Inc.        --    (14,714)        --
     Purchase of Hathaway Agency, Inc.                         (1,433)        --         --
     Purchase of available for sale securities                   (110)        --         --
     Proceeds from sales of available for sale securities          50         --         --

Net cash used by investing activities                          (1,493)   (14,714)        --
Cash flows from financing activities:
     Proceeds from the exercise of stock options                   90         26         --
     Treasury stock purchased                                  (1,755)        --         --
     Cash dividends paid on common stock                       (1,476)    (1,416)    (1,344)

Net cash used by financing activities                          (3,141)    (1,390)    (1,344)

Net increase (decrease) in cash                                    75        107         (2)
Cash beginning of year                                            114          7          9

Cash end of year                                                 $189       $114         $7


Note 18: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Securities Available for Sale & Investment Securities

     The fair value of securities available for sale and investment securities, except certain state and municipal securities, is estimated on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued. The estimated fair value of stock in the Federal Reserve Bank and Federal Home Loan Bank is assumed to be its cost given the lack of a public market for these investments and the historical experience that these securities are redeemed at cost.

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

Securities Sold Under Agreements to Repurchase

     For those short-term instruments that mature in one to ninety days, carrying value approximates fair value. For those instruments that mature in more than ninety days, the fixed borrowing rate is compared to rates for similar advances and a premium or discount is calculated.

Notes Payable - Federal Home Loan Bank

     For these instruments that mature in more than ninety days the current borrowing rate is compared to rates for similar advances and a premium or discount is calculated.

Accrued Interest Payable

     For accrued interest payable, a short-term instrument, carrying value approximates fair value.

Commitments to Extend Credit, Standby and Commercial Letters of Credit, and Financial Guarantees Written

     The fair value of commitments to extend credit and unused lines of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. Fees, such as these are not a major part of the subsidiary Bank's business. Therefore, carrying value approximates fair value and the amounts are not significant.

Financial Instruments

     The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):



                                                                   2000                               1999

                                                           Carrying       Estimated           Carrying       Estimated
                                                           Amount         Fair Value          Amount         Fair Value

Financial Assets:
     Cash and cash equivalents                             $14,838        $14,838             $19,830        $19,830
     Securities available for sale<F1>                     109,114        109,114              95,837         95,837
     Investment securities                                  15,653         15,969              13,443         13,611
     Loans (net of unearned income)                        186,590        185,213             172,413        168,254
        Less allowance for loan losses                       2,750             --               2,697             --

           Net loans                                       183,840        185,213             169,716        168,254
     Accrued interest receivable                             2,214          2,214               1,745          1,745

Financial Liabilities:
     Deposits
        Non-interest bearing demand                        $26,339        $26,339             $25,671        $25,671
        Savings, NOW and money market                      125,974        125,974             121,717        121,717
        Certificates of deposit and other time             118,161        118,611             117,692        118,221

           Total deposits                                  270,474        270,924             265,080        265,609

        Securities sold under agreements to repurchase      11,788         11,788               9,581          9,531
        Notes Payable - FHLB                                21,340         21,341               8,173          8,058
        Accrued interest payable                               547            547                 334            334


<F1> Includes investments required for membership in FRB and FHLB.



INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of CNB Bancorp, Inc.:

     We have audited the accompanying consolidated statements of condition of CNB Bancorp, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Albany, New York
February 9, 2001

DESCRIPTION OF BUSINESS

     CNB Bancorp, Inc., a New York corporation, organized in 1988, is a registered financial holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company, was organized in 1887 and is also headquartered in Gloversville, New York, with five branches located in the county of Fulton and one branch located in the county of Saratoga. The subsidiary Bank is a full service commercial bank that offers a broad range of demand and time deposits; consumer, mortgage, and commercial loans; and trust and investment services. The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve Bank and the Office of the Comptroller of the Currency. On July 1, 2000, CNB Bancorp, Inc. acquired another wholly-owned subsidiary, Hathaway Agency, Inc., which was organized in 1915 and is also headquartered in Gloversville, New York. The subsidiary Insurance Agency specializes in commercial, industrial and not-for-profit businesses, as well as insuring the personal automobiles and homes of the people of Fulton County. The insurance agency is under the supervision of the New York State Insurance Department.

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



                                                   2000                                  1999

                                           Bid             Asked                Bid             Asked

                                     High     Low     High     Low         High     Low      High    Low

First Quarter                        $29.00   $26.25  $30.50   $26.38      $27.34   $24.83   $28.67  $27.34
Second Quarter                        28.50    25.25   28.75    26.25       28.67    25.67    28.67   25.67
Third Quarter                         28.75    28.00   29.00    28.38       28.50    26.67    28.75   27.08
Fourth Quarter                        28.75    27.25   28.75    27.25       28.50    26.25    29.25   26.50


Cash dividends paid - per share

                                          2000     1999

First Quarter                             $0.150   $0.146
Second Quarter                             0.150    0.147
Third Quarter                              0.160    0.147
Fourth Quarter                             0.160    0.150

Total cash dividends per share            $0.620   $0.590

Shareholders of record on December 31        698      700

Share amounts have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

A copy of Form 10K (Annual Report) for 2000, filed with the Securities and Exchange Commission by the Company, is available to shareholders free of charge by written request to:

George A. Morgan, Vice President and Secretary
CNB Bancorp, Inc., 10-24 N. Main Street, P.O. Box 873, Gloversville, NY 12078

                              CNB BANCORP, INC.

                                   OFFICERS

WILLIAM N. SMITH          CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN          VICE-PRESIDENT AND SECRETARY
MICHAEL J. FRANK          TREASURER
BRIAN R. SEELEY           AUDITOR

                     CITY NATIONAL BANK & TRUST COMPANY

                                   OFFICERS

                                ADMINISTRATION

WILLIAM N. SMITH          CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN          EXECUTIVE VICE-PRESIDENT, CASHIER, AND TRUST OFFICER

                                   LENDING

DAVID W. MCGRATTAN        SENIOR VICE-PRESIDENT
ROBERT W. BISSET          SENIOR VICE-PRESIDENT
MICHAEL J. PEPE           VICE-PRESIDENT
MICHAEL G. LISKY          VICE-PRESIDENT
BILL ARGOTSINGER          VICE-PRESIDENT
MARY E. IANNOTTI          ASSISTANT VICE-PRESIDENT
ELIZABETH J. SIMONDS      ASSISTANT VICE-PRESIDENT
GARY R. CANFIELD          ASSISTANT VICE-PRESIDENT
KATHRYN E. SMULLEN        ASSISTANT VICE-PRESIDENT

                                  OPERATIONS

RONALD J. BRADT           SENIOR VICE-PRESIDENT
DENISE L. CERASIA         VICE-PRESIDENT
PAULA K. TUCKER           SYSTEMS OFFICER

                                   FINANCE

MICHAEL J. FRANK          VICE-PRESIDENT AND COMPTROLLER

                                  COMPLIANCE

GEORGE E. DOHERTY         VICE-PRESIDENT

                               HUMAN RESOURCES

DEBORAH A. BRANDIS        VICE-PRESIDENT
CAROLE A. GOTTUNG         TRAINING OFFICER

                                  MARKETING

LAWRENCE D. PECK          VICE-PRESIDENT

                                    TRUST

DEBORAH M. BUCK           TRUST OFFICER

                             INVESTMENT SERVICES

RICHARD DIXON             FINANCIAL SERVICES OFFICER

                                    AUDIT

BRIAN R. SEELEY           AUDITOR

                                BRANCH OFFICES

GLOVERSVILLE - NORTH MAIN STREET

LYNNE M. CIRILLO          ASSISTANT VICE-PRESIDENT

GLOVERSVILLE - FIFTH AVENUE

CONSTANCE A. ROBINSON     ASST. VICE-PRESIDENT
JOANNE M. SHY             BRANCH OFFICER

PERTH

DARIN AMBRIDGE            MANAGER

NORTHVILLE

DONALD R. HOUGHTON        VICE-PRESIDENT

JOHNSTOWN

TAMMY L. WARNER           ASSISTANT VICE-PRESIDENT
AMY M. PRAUGHT            BRANCH OFFICER

SARATOGA

PETER E. BROWN            ASSISTANT VICE-PRESIDENT

                              City National Bank
                              and Trust Company

                               BANKING OFFICES

                                 MAIN OFFICE

                           10-24 North Main Street
                           Gloversville, NY 12078

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

                              NORTHVILLE OFFICE

                              231 Bridge Street
                             Northville, NY 12134

                                PERTH OFFICE

                            4178 State Highway 30
                                Town of Perth
                             Amsterdam, NY 12010

                           SARATOGA SPRINGS OFFICE

                                 295 Broadway
                          Saratoga Springs, NY 12866

                             OTHER ATMs LOCATED

                    Nathan Littauer Hospital, Gloversville
                            Holiday Inn, Johnstown
                    Walmart Distribution Center, Johnstown