Form 10-K405, Exhibit 13
period 2001-12-31
CNB BANCORP INC /NY/
filed 2002-03-29
CIK 839928

2001 Annual Report
CNB BANCORP, Inc.

DIRECTORS
CNB Bancorp, Inc. and City National Bank and Trust Company

JOHN C. MILLER               PRESIDENT, JOHN C. MILLER, INC.
                             AUTOMOBILE DEALER

FRANK E. PERRELLA            PRESIDENT, SIRA CORP
                             CONSULTANT

ROBERT L. MAIDER             PARTNER, MAIDER & SMITH ATTORNEYS

WILLIAM N. SMITH             CHAIRMAN OF THE BOARD,
                             PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             OF THE COMPANY AND THE SUBSIDIARY BANK

GEORGE A. MORGAN             VICE PRESIDENT AND SECRETARY OF THE COMPANY
                             AND EXECUTIVE VICE PRESIDENT, CASHIER AND
                             TRUST OFFICER OF THE SUBSIDIARY BANK

BRIAN K. HANABURGH           OWNER, D/B/A MCDONALD'S RESTAURANTS
                             FAST FOOD RESTAURANT

CLARK D. SUBIK               PRESIDENT, SUPERB LEATHERS, INC.
                             LEATHER MERCHANDISER

DEBORAH H. ROSE              (RETIRED) VICE PRESIDENT, HATHAWAY AGENCY, INC.
                             GENERAL INSURANCE

THEODORE E. HOYE, III        PRESIDENT, FIRST CREDIT CORP.
                             FINANCING AND INSURING OF MANUFACTURED HOUSING

TIMOTHY E. DELANEY           PRESIDENT, DELANEY CONSTRUCTION CORP.
                             HEAVY/HIGHWAY CONSTRUCTION

RICHARD D. RUBY              PRESIDENT, RUBY & QUIRI, INC.
                             HOME FURNISHINGS RETAILER


HONORARY DIRECTORS

LYDON F. MAIDER            RICHARD E. HATHAWAY           JAMES W. ST. THOMAS
LLOYD POLITSCH             PAUL E. SMITH                 LEON FINKLE
HENRY BUANNO               ROSS H. HIGIER                CLARK EASTERLY, SR.
ALFRED J. WASHBURN         RICHARD P. TATAR


FINANCIAL HIGHLIGHTS
(In thousands, except per share data)

                                                         2001              2000             1999
NET INCOME                                               $  4,032          $  3,705         $  3,299
Earnings Per Share
    Basic                                                    1.75              1.56             1.37
    Diluted                                                  1.72              1.54             1.36

CASH DIVIDENDS                                           $  1,520            $1,476         $  1,416
Per Common Share                                             0.66              0.62             0.59

STOCKHOLDERS' EQUITY AT YEAR-END                         $ 34,649          $ 33,993         $ 31,285
Per Common Share                                            15.22             14.49            13.03

RETURN ON AVERAGE STOCKHOLDERS' EQUITY                       11.7%             11.6%            10.5%

RETURN ON AVERAGE ASSETS                                     1.14%             1.12%            1.13%

TOTAL ASSETS AT YEAR-END                                 $359,955          $339,306         $314,908


Per share figures have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

PRESIDENT'S MESSAGE

I am pleased to report that 2001 was another outstanding year for our Company and the eleventh consecutive year of record earnings, with net income exceeding $4 million for the first time.

Net income of $4.0 million for 2001 was an increase of 8.8% over the prior year's result of $3.7 million. More importantly, diluted earnings per share were $1.72 compared to $1.54 in 2000, an increase of 11.7%.

Total assets increased $20.6 million or 6.1%, resulting in total assets at year-end of $360.0 million.

Total loans, net of unearned income, increased $8.4 million or 4.5%, to a new high of $194.9 million.

Total deposits increased $8.8 million or 3.2%, resulting in total deposits at year-end of $279.2 million. As mentioned in prior annual report messages, we monitor our deposit growth and compare ourselves to the competition from information submitted to the Federal Deposit Insurance Corporation. Based upon the latest available data, we have a 37.3% market share of deposits in Fulton County. This is a slight increase from last year. We have increased our market share every year but one since 1988, when we had a market share of 18.9%. We continue to be, by far, the financial institution with the most deposits in Fulton County; a distinction we have held since 1986.

Stockholders' equity at year-end was $34.6 million, as compared to $34.0 million at the prior year-end. This resulted in a year-end stockholders' equity to total assets ratio of 9.6%, a ratio that is over twice the regulatory minimum guideline of 4.0%.

In August, the Board of Directors increased the dividend for the thirty-fifth consecutive year. The dividend per share for the year was $0.66, an increase of 6.5%, as compared to $0.62 in 2000. Total dividends paid to stockholders for the year amounted to $1.5 million.

During the year, the Dividend Reinvestment Stock Purchase Plan was put into place. The Plan is a convenient way for stockholders to increase their ownership of CNB Bancorp, Inc. common shares without paying brokerage commissions. The Plan offers the opportunity to increase stockholder ownership on a regular basis by reinvesting all or part of cash dividends received and to invest up to an additional $5,000 per quarter. At this time 179 stockholders are enrolled in the Plan.

In April, Clark Easterly, Sr. retired as an active member of our Board of Directors after serving nine years. We thank Clark for his years of service to our organization.

During the year we were saddened by the loss of three honorary directors. Henry C. Tauber passed away on May 30, 2001. He served on the Board of Directors for 25 years, retiring in 1984. Theodore E. Hoye, Jr. passed away on July 24, 2001. He served as a director for 36 years, retiring in 1998. Edward F. Vonderahe passed away on August 6, 2001. He served as a director for 18 years, retiring in 1982. The dedication, loyalty and leadership of these men to our organization will long be remembered.

In May, Donald R. Houghton, Vice President and Manager of our Northville office, retired after 45 years of service to our Company. Don was employed in various positions with the subsidiary Bank including auditor, cashier and mortgage loan officer before becoming the manager of the Northville office when it opened in 1990. Don's loyalty and commitment were major factors in the success of that branch. We wish Don many years of health and happiness in the future.

At the end of March, Lynne Cirillo retired after 28 years with the subsidiary Bank. Lynne worked many years at the Fifth Avenue office before being transferred to the main office where she spent the last seven years as manager. Lynne's dedication to our Company will be missed. We wish her good luck in her retirement years.

At the subsidiary Bank we are extremely fortunate to have an experienced and dedicated staff who understand the importance of quality customer service. In terms of experience, over 50% of our employees have been with us over five years and over 30% have been with us for over ten years. A good example of our staff's dedication is that thirteen of our full-time, non-officer subsidiary Bank employees had perfect attendance over the last six months of 2001.

Advanced technology has become an important part of banking and we are actively involved in this development. During the year access to the internet and e-mail were made available to the staff. Throughout the year considerable time was spent in developing a state-of-the-art internet web site and on-line personal banking package. Accounts may be viewed on-line and loan payments and transfers may be made between accounts. By the time you receive this report, the web site and personal on-line banking will be operational at www.citynatlbank.com.

In May 2002, we will celebrate the subsidiary Bank's 115th anniversary. This milestone gives us the opportunity to reflect on the changes that have occurred over the years. In addition to the traditional banking services provided at our seven locations in Fulton and Saratoga counties, we are now offering insurance products through the Hathaway Agency, Inc. and investment products through Investor's Market Place. In 2002, we will be opening a new and more visible office on Broadway in Saratoga Springs with a drive-thru and ATM for improved customer services.

As we grow and change, I am confident that we will continue the successes that we have experienced in the past through the efforts of our highly motivated staff offering quality personal service.

As always, we welcome your comments and suggestions, and please remember to use our banking services and recommend us to your friends and neighbors.


/s/ William N. Smith

WILLIAM N. SMITH
Chairman of the Board, President and Chief Executive Officer of the Company and the subsidiary Bank

Year-End Total Assets
Five Years (1997-2001)
(Thousands)
1997     $222,325
1998     $255,568
1999     $314,908
2000     $339,306
2001     $359,955


Net Income
Five Years (1997-2001)
(Thousands)
1997     $3,101
1998     $3,222
1999     $3,299
2000     $3,705
2001     $4,032

Basic Earnings Per Share
Five Years (1997-2001)
(Dollars)
1997     $1.29
1998     $1.34
1999     $1.37
2000     $1.56
2001     $1.75


Dividends Per Common Share
Five Years (1997-2001)
(Dollars)
1997     $0.53
1998     $0.56
1999     $0.59
2000     $0.62
2001     $0.66

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

On July 1, 2000, the Company completed the acquisition of Hathaway Agency, Inc., a general insurance agency. Pursuant to the merger, Hathaway became a wholly-owned subsidiary of CNB Bancorp, Inc.

Financial Condition:

The table below presents a comparison of average and year-end selected consolidated balance sheet categories over the past three years, and the changes in balances for those years (in thousands).


Average Consolidated Balance Sheet

                                                                                                    Increase/(Decrease)

                                                2001           2000          1999              2001/2000         2000/1999
Assets:
    Cash and due from banks                     $  7,932       $  7,678      $  9,068           $   254          ($ 1,390)
    Federal funds sold                             7,265          5,595         9,042             1,670            (3,447)
    Int. bearing deposits with banks               3,022          1,128         1,655             1,894              (527)
    Total securities<F1>                         130,902        122,667       107,914             8,235            14,753
    Loans, net                                   190,532        178,444       150,683            12,088            27,761
    Other assets                                  14,994         16,116        12,500            (1,122)            3,616

        Total Assets                            $354,647       $331,628      $290,862           $23,019           $40,766

Liabilities:
    Demand deposits                              $26,756        $26,972      $ 23,375          ($   216)          $ 3,597
    Savings, NOW and money
      market accounts                            113,416        107,957        95,830             5,459            12,127
    Time deposits                                136,628        137,432       120,133              (804)           17,299
    Notes payable and repurchase
      agreements                                  41,356         25,765        18,682            15,591             7,083
    Other liabilities                              1,959          1,485         1,380               474               105
Stockholders' equity                              34,532         32,017        31,462             2,515               555

        Total Liabilities and Equity            $354,647       $331,628      $290,862           $23,019           $40,766


<F1> Includes available for sale securities at fair value, held to maturity securities at amortized cost and Federal Reserve Bank and Federal Home Loan Bank stock at cost.



Year-End Consolidated Balance Sheet

                                                                                                     Increase/(Decrease)

                                                2001           2000          1999               2001/2000        2000/1999
Assets:
    Cash and due from banks                     $ 11,212       $  9,166      $ 12,402           $ 2,046          ($ 3,236)
    Federal funds sold                             8,200          5,400         5,300             2,800               100
    Int. bearing deposits with banks                 317            272         2,128                45            (1,856)
    Total securities<F1>                         133,057        124,767       109,280             8,290            15,487
    Loans, net                                   192,443        183,840       169,716             8,603            14,124
    Other assets                                  14,726         15,861        16,082            (1,135)             (221)

        Total Assets                            $359,955       $339,306      $314,908           $20,649           $24,398

Liabilities:
    Demand deposits                             $ 28,103       $ 26,339      $ 25,671           $ 1,764           $   668
    Savings, NOW and money
      market accounts                            130,311        125,974       121,717             4,337             4,257
    Time deposits                                120,813        118,161       117,692             2,652               469
    Notes payable and repurchase
      agreements                                  44,618         33,128        17,754            11,490            15,374
    Other liabilities                              1,461          1,711           789              (250)              922
Stockholders' equity                              34,649         33,993        31,285               656             2,708

        Total Liabilities and Equity            $359,955       $339,306      $314,908           $20,649           $24,398


<F1> Includes available for sale securities at fair value, held to maturity securities at amortized cost and Federal Reserve Bank and Federal Home Loan Bank stock at cost.


Total assets at December 31, 2001 reached $360.0 million as compared to $339.3 million at December 31, 2000, an increase of $20.6 million or 6.1%. Most of the asset growth during 2001 can be attributed to the subsidiary Bank's continued leveraging strategies, which included the borrowing of an additional $11.6 million from the Federal Home Loan Bank during the year. Deposits for the year grew by $8.8 million or 3.2%. Average assets for 2001 totaled $354.6 million, an increase of $23.0 million or 6.9% from the 2000 average of $331.6 million.

Loans, which constitute the subsidiary Bank's largest segment of earning assets, represented 53.5% of total assets at December 31, 2001. Net loans increased approximately $8.6 million or 4.7% during 2001. Average net loans for 2001 increased $12.1 million or 6.8% over 2000. Average loans for commercial and consumer installment loans increased for the year 11.0% and 18.4%, respectively. Average mortgage loans decreased slightly by 2.8% for the year. The yield on total loans decreased from 8.48% in 2000 to 8.17% in 2001 primarily due to several reductions in the prime lending rate.

The total securities portfolio, which includes both "available for sale" and "held to maturity" securities, at

December 31, 2001 was $133.1 million as compared to $124.8 million the previous year, an increase of $8.3 million. The increase for 2001 is attributed to leveraging securities, which includes borrowing from the FHLB and purchasing investment securities of various types and maturities. The yield on the portfolio decreased 24 basis points year to year from 6.98% for 2000 to 6.74% for 2001. The decrease in yield for 2001 was a result of the Federal Reserve Bank's interest rate cuts throughout the year that affected short-term rates more than longer-term investment rates.

Federal funds sold, which is a source of liquidity for the subsidiary bank, increased from $5.4 million to $8.2 million year to year. On average, Federal funds sold increased by $1.7 million or 29.8%. Higher averages were maintained during 2001 due to an increase of repayments from mortgage backed securities and bonds being called as a result of lower interest rates in effect throughout the year.

Deposits continue to be the subsidiary Bank's primary source of funding. Total deposits at December 31, 2001 reached $279.2 million, an increase of $8.8 million or 3.2% over the previous year-end. Core deposits, which consist of demand, savings, NOW, and money market accounts, grew by $6.1 million or 4.0%. Certificates and time deposits of $100,000 or more, primarily short-term municipal deposits, decreased for the year by $3.3 million or 8.9%. Other time deposits increased $6.0 million or 7.4% which was a result of various product promotions throughout the year. Average deposits increased during the year to $276.8 million from $272.4 million, an increase of $4.4 million or 1.6%.

Cash and due from banks increased to $11.2 million at year-end 2001 from $9.2 million at year-end 2000, an increase of 22.3%. Average cash and due from banks was up slightly year-to-year by $0.3 million.

Other assets decreased slightly for the year by $1.1 million to $14.7 million at December 31, 2001 from $15.9 million at December 31, 2000, which was primarily related to goodwill amortization. Average other assets decreased by $1.1 million year to year.

Stockholders' equity at year-end 2001 was $34.6 million as compared to $34.0 million at year-end 2000. The increase was due mainly to a combination of net income after dividends of $2.4 million, plus a net unrealized gain of market value on securities available for sale, net of tax, in the amount of $0.5 million, less a net purchase of treasury stock of $2.3 million. The consolidated statements of changes in stockholders' equity included in this annual report detail the changes in equity capital.

Results of Operations:

The comparative consolidated statement of income summarizes income and expense for the last three years. The Company achieved record earnings for 2001 of $4,032,000 as compared to $3,705,000 for 2000, an increase of $327,000 or 8.8% over the previous year. Net income for 2000 was 12.3% above 1999 net income of $3,299,000. Basic earnings per share for year 2001 were $1.75, up 12.2% from 2000 per share earnings of $1.56. Diluted earnings per share of $1.72 were up 11.7% over 2000 earnings per share of $1.54. The strong increase in per share earnings was a result of higher net income divided by fewer shares outstanding due to the repurchase of shares through the Company's stock repurchase plan. The return on average assets for the three years ended December 31, 2001, 2000 and 1999 was 1.14%, 1.12% and 1.13%, respectively. The return on average equity for the same periods was 11.7%, 11.6% and 10.5%, respectively.

Net interest income, the most significant component of earnings, is the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets. Changes in net interest income from year to year result from changes in the level and mix of the average balances (volume) of earning assets and interest-bearing liabilities and from the yield earned and the cost paid (rate). In the following discussion, interest income is presented on a fully taxable equivalent basis applying the statutory Federal income tax rate of 34%. Net interest income for 2001 increased $998,000 or 8.0%. The increase in 2001 was attributable to better margins on higher average volumes of earning assets and deposits which produced a higher net interest margin of 4.04% for year 2001 compared to 3.97% for 2000. Higher averages were primarily caused by additional leveraging and increases in deposits offset by higher volumes of loans and investment securities. Interest and fees on loans for 2001 increased by $418,000 or 2.7% from the previous year. The increase in 2001 was due to an increase in average net loans of $12.1 million, partially offset by a decrease in yield of 31 basis points from 8.48% in 2000 to 8.17% in 2001. Interest on securities remained virtually unchanged at $8.8 million for the year. This was due to the average volumes of securities increasing by $4.2 mil-lion or 3.4% for the year, which was virtually offset by a 24 basis point decrease in yield from 6.98% in 2000 to 6.74% in 2001. Interest on federal funds sold decreased $96,000 or 27.6%. The decrease in 2001 was a result of a lower average rate of 3.47% compared to 6.23% in 2000 being partially offset by a higher average balance due to larger cash prepayments on mortgage backed securities and more securities being called due to lower interest rates throughout the year.

For comparison purposes, the table below shows interest income converted to a fully taxable basis to recognize the income tax savings between taxable and tax-exempt assets (in thousands).

                                                                                              % Change            % Change
                                           2001           2000           1999                 2001/2000           2000/1999
Total interest and dividend income         $24,053        $23,760        $19,968               1.2%               19.0%
Total interest expense                      11,408         12,091          9,269              (5.6)               30.4

Net interest and dividend income            12,645         11,669         10,699               8.4                 9.1
Tax equivalent adjustment                      813            791            711               2.8                11.3

Net interest and dividend income
 taxable equivalent basis                  $13,458        $12,460        $11,410               8.0%                9.2%


Total interest expense decreased $683,000 or 5.6% in 2001 over that of 2000 compared to an increase of $2,822,000 or 30.4% for 2000 over 1999. The decrease in 2001 was due primarily to lower interest rates on all interest bearing liabilities. The average rate on interest bearing liabilities for 2001 was 3.91%, a decrease of 54 basis points from 2000. The rate reduction was partially offset by an increase in volume of $20.2 million from 2000.

Total other income for 2001 increased by $362,000 or 20.5% due primarily to a full year of insurance commissions of $712,000 from the insurance subsidiary, Hathaway Agency, Inc., compared to six months commissions of $252,000 for year 2000. Total other expense in 2001 increased $471,000 or 5.9% over the preceding year. The 2001 increase includes operating expenses for the subsidiary Insurance Agency for 12 months instead of six months for year 2000, and also includes a full year of goodwill amortization associated with the acquisition of Hathaway.

Net interest spread, the difference between the average earning assets yield and the cost of average interest bearing funds, increased 16 basis points or 4.7% from 2000 to 2001. The net interest margin, net interest income as a percentage of earning assets, increased 7 basis points or 1.8%. The increases in net interest spread and net interest margin for 2001 were attributed to the decline of interest rates affecting shorter term interest bearing liabilities faster than longer term interest bearing assets.


Interest rate spread and net interest margin (dollars in thousands):
(Tax equivalent basis)


                                                   2001                       2000                      1999

                                             Yearly                     Yearly                    Yearly
                                             Average    Rate            Average   Rate            Average    Rate
Earning assets                               $333,315   7.46%           $313,578  7.84%           $272,492   7.59%
Interest bearing liabilities                  291,400   3.91             271,176  4.45             234,666   3.95

Net interest rate spread                                3.55%                     3.39%                      3.64%

Net interest margin                                     4.04%                     3.97%                      4.19%


Capital Resources: Stockholders' equity ended 2001 at $34,649,000, up $656,000 or 1.9%, due to a combination of net retained earnings and net unrealized gains in market value of the available-for-sale securities less net treasury stock purchases. At December 31, 2001, the ratio of stockholders' equity to total assets was 9.6%, as compared to 10.0% at December 31, 2000.

On January 31, 2000, the Board of Directors of the Company (Board) approved a stock repurchase plan (the "Plan") authorizing the repurchase of up to 5% or 120,000 shares of the Company's common stock over a two-year period. On May 29, 2001, the Board extended the plan by authorizing an additional 5% or approximately 115,000 shares over a new two-year period upon completion of the original plan. As of December 31, 2001, the Company had purchased 141,706 shares under the plan at an average price of $29.58 per share. The repurchased shares are held in treasury stock and may be reissued to support the Company's dividend reinvestment plan, to satisfy the exercise of stock options, or other corporate purposes.

Banks and bank holding companies are required to meet a ratio of qualifying total capital to risk-weighted assets. Risk-based assets are the value of assets carried on the books of the Company, as well as certain off-balance sheet items, multiplied by an appropriate factor as stipulated in the regulation. Tier 1 capital consists of common stock and qualifying stockholders' equity reduced by intangible assets. Total capital consists of Tier 1 capital plus a portion of allowance for loan losses. Currently, the minimum risk-based ratios, as established by the Federal Reserve Board, for Tier 1 and total capital are 4% and 8%, respectively. At December 31, 2001, the Company had Tier 1 and total risk-based capital ratios of 14.7% and 16.0%, respectively. The Company also maintained a leverage ratio of 8.4% as of December 31, 2001. The leverage ratio is defined as Tier 1 capital in relation to fourth quarter average assets.

Liquidity: The primary objective of liquidity management is to ensure sufficient cash flows to meet all of the Company's funding needs, such as loan demand and customers' withdrawals from their deposit accounts. While the primary source of liquidity consists of maturing securities, other sources of funds are federal funds sold, repayment of loans, sale of securities available for sale, growth of deposit accounts, and borrowed funds and securities sold under agreements to repurchase. In addition to existing balance sheet cash flows, the subsidiary bank maintains lines of credit with a correspondent bank and the Federal Home Loan Bank (FHLB) to supplement its short term borrowing needs.

The subsidiary Bank has pledged certain assets as collateral for deposits from municipalities, FHLB borrowings and repurchase agreements. By utilizing collateralized funding sources, the subsidiary Bank is able to access a variety of cost effective sources of funds. Management monitors its liquidity position on a regular basis and does not anticipate any negative impact to its liquidity from pledging activities. While there are no known trends or demands that are likely to affect the subsidiary Bank's liquidity position in any material way during the coming year, the subsidiary Bank continuously monitors its basic liquidity on an ongoing basis.

As of December 31, 2001, the Company had various loan commitments and standby and commercial letter of credit commitments totaling approximately $29.0 million. Included in this amount is approximately $24.1 million in commercial lines of credit, residential home equity lines of credit and overdraft lines of credit. Under normal banking conditions these lines are drawn on from time to time and then repaid so that the full amount of these lines are never drawn down at any one time.

Provision for loan losses: The Company establishes an allowance for loan losses based on an analysis of risk factors in its loan portfolio. The analysis includes concentrations of credit, past loan loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair market value of underlining collateral, delinquencies and other factors.

The allowance for loan losses as a percentage of loans, net of unearned discounts is 1.29% at December 31, 2001 compared to 1.47% at December 31, 2000. The decrease is a result of net charge-offs exceeding the loan loss provision and loan growth in 2001. Non-performing loans as of December 31, 2001 were $0.5 million as compared to $1.1 million in 2000.

The Company's allowance for loan losses coverage of non-performing loans increased as of December 31, 2001 to 470% from 240% at December 31, 2000. The provision for loan losses was $525,000, $219,000 and $180,000 for the years 2001, 2000 and 1999, respectively. Net loan charge-offs for 2001, 2000 and 1999 were $769,000, $166,000 and $230,000, respectively. The provision for loan loss is a result of management's overall assessment of the loan portfolio and the adequacy of the allowance for loan losses.

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

Market Risk: Market risk is the risk of loss from adverse changes in market prices and interest rates. The subsidiary Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit acceptance activities. Although the subsidiary Bank manages other risks, such as credit and liquidity risk, in the normal course of its business management, it considers interest rate risk to be its most significant market risk and could potentially have the largest effect on the Bank's financial condition and results of operations. The Company does not currently have a trading portfolio or use derivatives such as swaps or options to manage market and interest rate risk.

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

In managing exposure, the subsidiary Bank uses interest rate sensitivity models that measure both net gap exposure and earnings at risk. ALCO monitors the volatility of its net interest income by managing the relationship of interest rate sensitive assets to interest rate sensitive liabilities. The Committee utilizes a simulation model to analyze net income sensitivity to movements in interest rates. The simulation model projects net interest income based on an immediate rise or fall in interest rates of 200 basis points for a twelve-month period. The model is based on the contractural maturity and repricing characteristics of interest rate assets and liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities.

The following table shows the approximate effect on the subsidiary Bank's net interest income on a fully taxable equivalent basis as of December 31, 2001, assuming an increase or decrease of 200 basis points in interest rates (in thousands).

Change in Interest Rates        Estimated Net             Change in Net
     (basis points)            Interest Income           Interest Income

           +200                   $14,923                      2.2%
           +100                    14,805                      1.4
              0                    14,605                      0.0
           -100                    14,281                     (2.2)
           -200                    13,370                     (8.5)

Another tool used to measure interest rate sensitivity is the cumulative gap analysis. The cumulative gap represents the net position of assets and liabilities subject to repricing in specified time periods. Deposit accounts without maturity dates are modeled based on historical run-off characteristics of these products in periods of rising rates. Loans and security maturities are based on contractural maturities. At December 31, 2001 the Company had a negative one-year cumulative gap position.

The cumulative gap analysis is merely a snapshot at a particular date and does not fully reflect that certain assets and liabilities have similar repricing periods but may in fact reprice at different times within that period and at differing rate levels. Management, therefore, uses the interest rate sensitivity gap only as a general indicator of the potential effects of interest rate changes on net interest income. Management believes that the gap analysis is a useful tool only when used in conjunction with its simulation model and other tools for analyzing and managing interest rate risk.

As of December 31, 2001, the subsidiary Bank was in a liability sensitive position for one year, which means that more liabilities are scheduled to mature or reprice within the next year than assets. However, the subsidiary Bank is in an asset sensitive position beyond one year, which means that more assets are scheduled to mature than liabilities.

The following table shows the interest rate sensitivity gaps as of December 31, 2001 highlighting the gap percentages within one year.

                                                            Balance Maturing or Subject to Repricing (in Thousands)

                                                                      After 3 Mo.   After One
                                                      Within          But Within    But Within    After
AT DECEMBER 31, 2001                                  3 Months        1 Year        Five Years    Five Years     Total
Interest Earning Assets:
    Securities<F1>                                     $33,889         $23,029      $ 42,018       $ 33,333      $132,269
    Total Loans, net of unearned discount               43,466          21,613        62,697         67,173       194,949
    Other Earning Assets                                 8,517               0             0              0         8,517

        Total Earning Assets                            85,872          44,642       104,715        100,506       335,735

Fair Value Above Cost of Securities
  Available-for-Sale                                                                                                  788
Other Assets                                                                                                       23,432

TOTAL ASSETS                                                                                                     $359,955

Interest-Bearing Liabilities:
    Savings, NOW and MMDA                              $46,062         $     0       $     0       $ 84,249      $130,311
    Time Deposits                                       26,230          62,919        31,664              0       120,813
    Other Interest-Bearing Liabilities                  16,519             280         9,572         18,247        44,618

        Total Interest-Bearing Liabilities              88,811          63,199        41,236        102,496       295,742

Demand Deposits                                                                                                    28,103
Other Liabilities & Equity                                                                                         36,110

TOTAL LIABILITIES & EQUITY                                                                                       $359,955

Interest Rate Sensitivity Gap                         ($ 2,939)       ($18,557)     $ 63,479      ($  1,990)
Cumulative Interest Rate Sensitivity Gap              ($ 2,939)       ($21,496)     $ 41,983       $ 39,993      $ 39,993
                                                                          (6.0)%


<F1> Includes Available-for-Sale Securities and Investment Securities at amortized cost and FHLB and FRB stock at cost.



FIVE-YEAR FINANCIAL SUMMARY
(In thousands, except per share data)


December 31,                                                2001          2000           1999           1998          1997
Consolidated statement of income data
Interest and dividend income:
    Loans                                                   $ 15,785      $ 15,367       $ 12,816       $ 10,598      $  9,990
    Securities<F1>                                             7,942         7,980          6,623          5,603         5,427
    Federal funds sold and other                                 326           413            529            642           346

        Total interest and dividend income                    24,053        23,760         19,968         16,843        15,763

Interest expense:
    Deposits                                                   9,397        10,529          8,303          7,347         6,909
    Borrowings                                                 2,011         1,562            966            570            32

        Total interest expense                                11,408        12,091          9,269          7,917         6,941

Net interest income                                           12,645        11,669         10,699          8,926         8,822
Provision for loan losses                                        525           219            180            220           255

Net interest income after provision
 for loan losses                                              12,120        11,450         10,519          8,706         8,567
Other income                                                   2,124         1,762          1,467          1,121           783
Other expenses                                                 8,403         7,932          7,299          5,224         4,898

Income before income taxes                                     5,841         5,280          4,687          4,603         4,452
Provision for income taxes                                     1,809         1,575          1,388          1,381         1,351

Net income                                                  $  4,032      $  3,705       $  3,299       $  3,222      $  3,101

Per share data:
 Basic earnings per share                                   $   1.75      $   1.56       $   1.37       $   1.34      $   1.29
 Diluted earnings per share                                     1.72          1.54           1.36           1.34          1.29
 Cash dividends paid                                            0.66          0.62           0.59           0.56          0.53
 Cash dividend payout ratio                                     37.7%         39.8%          42.9%          41.7%         41.3%

Selected year-end consolidated
 statement of condition data:
    Total assets                                            $359,955      $339,306       $314,908       $255,568      $222,325
    Securities<F1>                                           133,057       124,767        109,280        107,529        88,289
    Net loans                                                192,443       183,840        169,716        120,257       117,646
    Deposits                                                 279,227       270,474        265,080        206,386       187,655
    Stockholders' equity<F1>                                  34,649        33,993         31,285         31,511        29,679


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


CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

                                                                                       December 31,

                                                                          2001                          2000
ASSETS
Cash and cash equivalents
    Non-interest bearing                                                  $ 11,212                      $  9,166
    Interest bearing                                                           317                           272
    Federal funds sold                                                       8,200                         5,400

        Total cash and cash equivalents                                     19,729                        14,838

Securities available for sale, at fair value                               120,249                       106,845

Investment securities, at cost (approximate fair value at
 December 31, 2001 - $10,241; at December 31, 2000 - $15,969)                9,955                        15,653

Investments required by law, stock in Federal Home Loan
 Bank of New York and Federal Reserve Bank of New
 York, at cost                                                               2,853                         2,269

Loans                                                                      211,683                       201,063
    Unearned income                                                        (16,734)                      (14,473)
    Allowance for loan losses                                               (2,506)                       (2,750)

        Net loans                                                          192,443                       183,840

Premises and equipment, net                                                  3,420                         3,432
Accrued interest receivable                                                  1,661                         2,214
Other assets                                                                 9,645                        10,215

        Total assets                                                      $359,955                      $339,306

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
    Demand (non-interest bearing)                                         $ 28,103                      $ 26,339
    Regular savings, NOW and money market accounts                         130,311                       125,974
    Certificates and time deposits of $100,000 or more                      34,061                        37,386
    Other time deposits                                                     86,752                        80,775

        Total deposits                                                     279,227                       270,474

Securities sold under agreements to repurchase                              11,629                        11,788
Notes payable - Federal Home Loan Bank                                      32,989                        21,340
Other liabilities                                                            1,461                         1,711

        Total liabilities                                                  325,306                       305,313

Commitments and contingent liabilities (Note 15)

STOCKHOLDERS' EQUITY
Common stock, $2.50 par value, 5,000,000 shares authorized,
 2,401,695 shares issued                                                     6,004                         6,004
Surplus                                                                      4,418                         4,418
Undivided profits                                                           27,608                        25,199
Accumulated other comprehensive income/(loss)                                  481                           (41)
Treasury stock, at cost; 124,553 shares at December 31, 2001
 and 56,246 shares at December 31, 2000                                     (3,862)                       (1,587)

        Total stockholders' equity                                          34,649                        33,993

        Total liabilities and stockholders' equity                        $359,955                      $339,306


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

                                                                              Years ended December 31,

                                                                      2001             2000              1999
INTEREST AND DIVIDEND INCOME
Interest and fees on loans                                            $15,785          $15,367           $12,816
Interest on federal funds sold                                            252              349               449
Interest on balances due from depository institutions                      74               64                80
Interest on securities available for sale                               7,063            6,953             5,668
Interest on investment securities                                         719              870               860
Dividends on FRB and FHLB stock                                           160              157                95

        Total interest and dividend income                             24,053           23,760            19,968

INTEREST EXPENSE
Interest on deposits:
    Regular savings, NOW and money market accounts                      2,520            2,783             2,270
    Certificates and time deposits of $100,000 or more                  2,292            3,318             2,234
    Other time deposits                                                 4,585            4,428             3,799
Interest on securities sold under agreements to repurchase                584              433               611
Interest on other borrowings                                            1,427            1,129               355

        Total interest expense                                         11,408           12,091             9,269

NET INTEREST INCOME                                                    12,645           11,669            10,699
Provision for loan losses                                                 525              219               180

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                                       12,120           11,450            10,519

OTHER INCOME
Income from fiduciary activities                                          178              184               163
Service charges on deposit accounts                                       630              473               415
Net gain on sales or calls of securities                                   15               --                70
Insurance commissions                                                     712              252                --
Other income                                                              589              853               819

        Total other income                                              2,124            1,762             1,467

OTHER EXPENSES
Salaries and employee benefits                                          3,998            3,727             3,186
Occupancy expense, net                                                    502              455               363
Furniture and equipment expense                                           469              414               514
External data processing expense                                          897              733               883
Other expense                                                           2,537            2,603             2,353

        Total other expenses                                            8,403            7,932             7,299

INCOME BEFORE INCOME TAXES                                              5,841            5,280             4,687
Provision for income taxes                                              1,809            1,575             1,388

NET INCOME                                                            $ 4,032          $ 3,705           $ 3,299

Earnings per share
    Basic                                                             $  1.75          $  1.56           $  1.37
    Diluted                                                              1.72             1.54              1.36


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY
(In thousands, except share data)

                                                                                    Accumulated
                                                                                    Other                         Total
                                              Common                   Undivided    Comprehensive  Treasury       Stockholders'
                                              Stock        Surplus     Profits      Income/(Loss)  Stock          Equity
Balance at December 31, 1998                  $4,000       $4,000      $23,165      $   346         $    --       $31,511
Comprehensive income:
    Net income                                    --           --        3,299           --              --         3,299
    Other comprehensive loss                      --           --           --       (2,528)             --        (2,528)

        Total comprehensive income                                                                                    771

Three for two stock split (800,000 shares)     2,000           --       (2,000)          --              --            --

Exercise of stock options
 (1,695 shares issued)                             4           22           --           --              --            26

Stock options issued in connection
 with acquisition                                 --          393           --           --              --           393

Cash dividends ($0.59 per share)                  --           --       (1,416)          --              --        (1,416)

Balance at December 31, 1999                   6,004        4,415       23,048       (2,182)             --        31,285
Comprehensive income:
    Net income                                    --           --        3,705           --              --         3,705
    Other comprehensive income                    --           --           --        2,141              --         2,141
    Total comprehensive income                                                                                      5,846

Treasury stock purchased (62,200 shares)          --           --           --           --          (1,755)       (1,755)

Treasury stock sold
 (exercise of 5,954 stock options)                --           --          (78)          --             168            90

Other                                             --            3           --           --              --             3

Cash dividends ($0.62 per share)                  --           --       (1,476)          --              --        (1,476)

Balance at December 31, 2000                   6,004        4,418       25,199          (41)         (1,587)       33,993
Comprehensive income:
    Net income                                    --           --        4,032           --              --         4,032
    Other comprehensive income                    --           --           --          522              --           522

        Total comprehensive income                                                                                  4,554

Treasury stock purchased (105,765 shares)         --           --           --           --          (3,381)       (3,381)

Treasury stock sold (exercise of stock
 options and dividend reinvestment plan -
 37,458 shares)                                   --           --         (103)          --           1,106         1,003

Cash dividends ($0.66 per share)                  --           --       (1,520)          --              --        (1,520)

Balance at December 31, 2001                  $6,004       $4,418      $27,608      $   481        ($ 3,862)      $34,649


Cash dividends per share have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                        Years ended December 31,

                                                                              2001             2000             1999
Cash flows from operating activities:
    Net income                                                                $ 4,032          $  3,705         $  3,299
Adjustments to reconcile net income to net cash provided by operating activities:
    Decrease/(increase) in interest receivable                                    553              (466)             150
    Decrease/(increase) in other assets                                           140              (550)             883
    (Decrease)/increase in other liabilities                                     (250)              653             (293)
    Deferred income tax expense/(benefit)                                          32               238              (70)
    Goodwill amortization expense                                                 342               331              181
    Depreciation and other amortization expense                                   509               520              542
    Net increase in cash surrender value of bank-owned life insurance            (131)             (124)            (101)
    (Accretion) amortization of discounts/premiums on securities, net             (44)               49              200
    Net gain on securities transactions                                           (15)               --              (70)
    Provision for loan losses                                                     525               219              180

        Total adjustments                                                       1,661               870            1,602

        Net cash provided by operating activities                               5,693             4,575            4,901

Cash flows from investing activities:
    Purchase of investment securities                                          (1,719)           (5,627)          (1,920)
    Purchase of securities available for sale                                 (84,387)          (32,260)         (24,306)
    Net purchase of FRB and FHLB stock                                           (584)             (281)            (552)
    Proceeds from maturities, paydowns and calls of investment securities       7,415             3,396            5,851
    Proceeds from maturities, paydowns and calls of
     securities available for sale                                             71,899            21,920           23,582
    Proceeds from sale of securities available for sale                            --             1,043            3,880
    Net increase in loans                                                      (9,432)          (14,718)            (203)
    Purchase of bank-owned life insurance                                          --                --             (130)
    Purchases of premises and equipment, net                                     (339)             (211)            (252)
    Net cash paid in acquisitions                                                  --              (456)         (10,828)

        Net cash used by investing activities                                 (17,147)          (27,194)          (4,878)

Cash flows from financing activities:
    Net increase in deposits                                                    8,753             5,394            2,256
    (Decrease)/increase in securities sold under agreements to repurchase        (159)            2,207           (3,263)
    Increase in notes payable - FHLB                                           11,649            13,167            1,840
    Treasury stock purchased                                                   (3,381)           (1,755)              --
    Cash dividends paid on common stock                                        (1,520)           (1,476)          (1,416)
    Proceeds from the sale of treasury stock                                    1,003                90               26

        Net cash provided (used) by financing activities                       16,345            17,627             (557)

Net increase/(decrease) in cash and cash equivalents                            4,891            (4,992)            (534)
Cash and cash equivalents beginning of year                                    14,838            19,830           20,364

Cash and cash equivalents end of year                                         $19,729          $ 14,838         $ 19,830

Supplemental disclosures of cash flow information:
    Cash paid during the year:
        Interest                                                              $11,523          $ 11,878         $  9,286
        Income taxes                                                            1,493             1,418            1,065

Supplemental schedule of noncash activities:
    Net reduction in loans resulting from transfers to real estate owned      $   211          $    262         $    285
    Decrease in taxes payable due to exercise of non-qualified stock options      127                --               --
Fair value of non-cash assets acquired in acquisition                              --          $    376         $ 65,464
Fair value of liabilities assumed in acquisition                                   --               269           59,026
Fair value of stock options issued in acquisition                                  --                --              393

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of CNB Bancorp, Inc. (Parent Company), City National Bank and Trust Company (subsidiary Bank) and Hathaway Agency, Inc. (subsidiary Insurance Agency) conform to accounting principles generally accepted in the United States of America and general practices within the banking and insurance fields. The following is a summary of the significant policies used in the preparation of the consolidated financial statements.

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

Gains and losses on the disposition of securities are based on the amortized cost of the specific security sold. Amortization of premiums and accretion of discounts are recognized in interest income on a level-yield basis to the earlier of call or maturity date. At December 31, 2001 and 2000, the Company did not have any securities classified as trading securities.

NET LOANS RECEIVABLE - Loans receivable are reported at the principal amount outstanding, net of unearned income, net deferred loan fees and costs, and the allowance for loan losses. Unearned income and net deferred loan fees and costs are accreted to income using an effective interest method.

When, in the opinion of management, the collection of interest and/or principal is in doubt, a loan is categorized as non-accrual. Generally, loans past due greater than 90 days are categorized as non-accrual. Thereafter, no interest is taken into income until received in cash or until such time as the borrower demonstrates the ability to make scheduled payments of interest and principal.

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

GOODWILL - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for business combinations accounted for using purchase accounting. Unamortized goodwill of approximately $4.3 million and $4.6 million is included in other assets at December 31, 2001 and December 31, 2000, respectively.

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

Basic earnings per common share were computed based on average outstanding common shares of 2,303,241 in 2001, 2,377,362 in 2000 and 2,400,301 in 1999.
Diluted earnings per common share were computed based on average outstanding common shares of 2,341,596 in 2001, 2,404,174 in 2000 and 2,423,481 in 1999.
Share amounts have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

TREASURY STOCK - Treasury stock is recorded at cost. During 2001, the Company purchased 105,765 shares of treasury stock at an average cost of $31.97. Also during 2001, the Company sold 37,458 shares at an average price of $26.78 as a result of the exercise of stock options and the dividend reinvestment plan.

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

TRUST ASSETS - Assets held in fiduciary or agency capacities for customers of the subsidiary Bank are not included in the accompanying consolidated statements of condition as such assets are not assets of the subsidiary Bank. Trust assets under management totaled $31.8 million as of December 31, 2001.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents as shown in the consolidated statements of condition and consolidated statements of cash flows consists of cash, due from banks and federal funds sold.

FINANCIAL INSTRUMENTS - The Company is a party to certain financial instruments with off-balance sheet risk, such as commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. The Company's policy is to record such instruments when funded.

USE OF ESTIMATES - The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Statement No. 141 supercedes Accounting Principals Board ("APB") No. 16, "Business Combinations", and requires all business combinations to be accounted for under the purchase method of accounting, thus eliminating the pooling of interests method of accounting. The Statement did not change many of the provisions of APB No. 16 related to the application of the purchase method. However, the Statement does specify criteria for recognizing intangible assets separate from goodwill and requires additional disclosures regarding business combinations. The Statement is effective for business combinations initiated after June 30, 2001.

Statement No. 142 requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the Statement. Statement No. 142 also requires additional disclosures pertaining to goodwill and intangible assets. The provisions of Statement No. 142 are required to be adopted starting with fiscal years beginning after December 15, 2001. Therefore, the Company adopted the Statement on January 1, 2002. For any goodwill and other intangibles acquired after June 30, 2001, the non-amortization and amortization provisions of this Statement are effective immediately. The Company will perform the first of the required impairment tests of goodwill during the quarter ending March 31, 2002. Based on management's initial evaluation, the Company does not anticipate that any transitional impairment losses will be required to be recognized as a cumulative effect of a change in accounting principle.

At December 31, 2001, the Company had goodwill of approximately $4.3 million and had amortization expense related to goodwill of approximately $0.3 million, or $.15 per diluted share for the fiscal year ended December 31, 2001. It is anticipated that the adoption of Statement No. 142 will have an effect on the Company's results of operations since the implementation of the new standard will reduce expected non-interest expense by approximately $0.3 million and increase earnings per diluted share by approximately $.15 per share for 2002.

The Company adopted the provisions of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective January 1, 2001. Statement No. 133, as amended by Statement No. 137 and Statement No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As of January 1, 2001 and during the year of 2001, the Company did not have any derivative instruments or derivative instruments embedded in other contracts. Therefore, the adoption of Statement No. 133, as amended, did not have any effect on the Company's consolidated financial statements.

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

The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16. Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their fair values. The acquisition of Hathaway resulted in approximately $300,000 in excess of cost over net assets acquired ("goodwill"). Covenant not to compete payments are being expenses as paid over the five-year period of the covenant.

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

Under consummation of the merger, each share of Adirondack received $21.92 in cash which totaled approximately $14.6 million. In addition, under the merger agreement, the Company agreed to issue 35,614 stock options to purchase CNB Bancorp, Inc. stock at an exercise price of $15.22 per share. The estimated fair value of these options as of the acquisition date was $11.04 per share. The issuance of these options was included in the computation of goodwill, with the offsetting increase to surplus.

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


Note 2: RESERVE REQUIREMENTS

The subsidiary Bank is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and cash equivalents, was approximately $3,993,000 and $2,915,000 at December 31, 2001 and 2000, respectively.


Note 3: SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities available for sale as of December 31 are as follows (in thousands):

                                                                                   2001

                                                                          Gross               Gross        Estimated
                                                        Amortized         Unrealized          Unrealized   Fair
                                                        Cost              Gains               Losses       Value
Debt securities available for sale:
    U.S. Treasury securities                           $  2,130           $   32              $ --         $  2,162
    Obligations of U.S. Government agencies              61,941              572               214           62,299
    Collateralized mortgage obligations:
        U.S. Government agencies                         22,415              124               145           22,394
        Corporate securities                              1,055               --                 3            1,052
    Other corporate securities                            8,123              215               206            8,132
    Obligations of states and political subdivisions     22,687              462               114           23,035

        Total debt securities available for sale        118,351            1,405               682          119,074

Equity securities available for sale:
    Corporate securities                                  1,110               65                --            1,175

        Total equity securities available for sale        1,110               65                --            1,175

        Total securities available for sale            $119,461           $1,470              $682         $120,249

                                                                                   2000

                                                                          Gross               Gross        Estimated
                                                        Amortized         Unrealized          Unrealized   Fair
                                                        Cost              Gains               Losses       Value
Debt securities available for sale:
    U.S. Treasury securities                            $  3,218             $ 22              $ --         $  3,240
    Obligations of U.S. Government agencies               62,923              150               474           62,599
    Collateralized mortgage obligations:
        U.S. Government agencies                          14,846               44               163           14,727
        Corporate securities                               9,671               62               127            9,606
    Obligations of states and political subdivisions      16,126              455                65           16,516

        Total debt securities available for sale         106,784              733               829          106,688

Equity securities available for sale:
    Corporate securities                                     128               29                --              157

        Total equity securities available for sale           128               29                --              157

        Total securities available for sale             $106,912             $762              $829         $106,845

The amortized cost and estimated fair value of debt securities available for sale at December 31, 2001, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Collateralized mortgage obligations are included in this schedule based on the contractual maturity date.

                                                          Amortized               Estimated
                                                          Cost                    Fair Value
Due in one year or less                                   $  2,124                $  2,157
Due after one year through five years                       19,608                  19,678
Due after five years through ten years                      22,122                  22,477
Due after ten years                                         74,497                  74,762

        Total debt securities available for sale          $118,351                $119,074

There were no sales of securities available for sale during 2001. Proceeds from sales of securities available for sale during 2000 and 1999 were $1,043,000 and $3,880,000, respectively. There were no gains on sales during 2000. Gross gains in 1999 were $70,000. There were no losses on sales during 2000 and 1999.

The fair value of all securities available for sale pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2001 and 2000 were $79,848,000 and $83,803,000, respectively. Actual deposits secured by these securities at December 31, 2001 and 2000 were $44,286,000 and $45,896,000, respectively. Repurchase agreements secured by these securities at December 31, 2001 and 2000 were $11,629,000 and $11,788,000, respectively.


Note 4: INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities as of December 31 are as follows (in thousands):

                                                                                   2001

                                                                            Gross              Gross        Estimated
                                                         Amortized          Unrealized         Unrealized   Fair
                                                         Cost               Gains              Losses       Value
Obligations of U.S. Government agencies                  $   42             $  1               $--          $    43
Obligations of states and political subdivisions          7,913              289                 4            8,198
Corporate securities                                      2,000               --                --            2,000

        Total investment securities                      $9,955             $290               $ 4          $10,241

                                                                                   2000

                                                                            Gross              Gross        Estimated
                                                         Amortized          Unrealized         Unrealized   Fair
                                                         Cost               Gains              Losses       Value
Obligations of U.S. Government agencies                  $ 1,693            $  2               $ 5          $ 1,690
Obligations of states and political subdivisions          11,960             321                 2           12,279
Corporate securities                                       2,000              --                --            2,000

        Total investment securities                      $15,653            $323               $ 7          $15,969

The amortized cost and estimated fair value of investment securities at December 31, 2001, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 Amortized       Estimated
                                                 Cost            Fair Value

Due in one year or less                          $2,344          $ 2,376
Due after one year through five years             2,870            3,011
Due after five years through ten years            2,128            2,226
Due after ten years                               2,613            2,628

        Total investment securities              $9,955          $10,241

There were no sales of investment securities during 2001, 2000 and 1999. In 2001, one investment security was called at a premium producing a gain of $15,000. No investment securities were called at premiums during 2000 and 1999.

The amortized cost of all investment securities pledged to secure public deposits as required by law at December 31, 2001 and 2000 were $4,078,000 and $5,286,000, respectively. Actual deposits secured by these securities at December 31, 2001 and 2000 were $3,699,000 and $4,701,000, respectively.


Note 5: LOANS

Loans are comprised of the following at December 31 (in thousands):

                                                  2001             2000

Commercial and commercial real estate             $ 48,979         $ 44,790
Residential real estate                             85,977           88,517
Installment                                         76,727           67,756

        Total loans                               $211,683         $201,063

Non-accrual loans at December 31, 2001, 2000 and 1999 were $374,000, $936,000 and $1,507,000, respectively. The difference between the interest collected on these loans and recognized as income, and the amounts which would have been accrued is not significant. There were loans ninety days past due and still accruing interest of $159,000, $210,000 and $108,000 as of December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001 and 2000, respectively, there were $374,000 and $936,000 of commercial loans that were placed on non-accrual status and were classified as impaired loans. As of December 31, 2001 and 2000, $40,000 and $186,000 of the allowance for loan losses was allocated to the impaired loans, respectively. During 2001, 2000 and 1999, the average balance of impaired loans was $601,000, $1,188,000 and $275,000, respectively. Interest income of $17,000, $103,000 and $2,000 was recognized on impaired loans, while such loans were impaired, during 2001, 2000 and 1999, respectively.

The subsidiary Bank's primary business area consists of the Counties of Fulton and Saratoga and, therefore, there are certain concentrations of loans and loan commitments within that geographic area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of this region. At December 31, 2001 and 2000, the only area of industry concentration that existed within the subsidiary Bank's commitments were to the leather and leather-related industries. Outstanding commitments to this segment were $4.2 million as of December 31, 2001 and $4.7 million as of December 31, 2000. These figures represent 14.4% and 17.9% of the total loan commitments outstanding at the end of each respective year. Loans outstanding to this segment were $5.3 million as of December 31, 2001 and $5.9 million as of December 31, 2000. These figures represent 2.5% and 2.9% of gross loans outstanding at the end of each respective year.

In the ordinary course of business, the subsidiary Bank has made loans to certain directors and executive officers of the Company, its subsidiaries, and other related parties. Such transactions are on substantially the same terms, including interest rates and collateral on loans, as comparable transactions made to others. Total loans to these persons and companies on December 31, 2001 and 2000 amounted to $3,956,000 and $4,809,000, respectively. During 2001, $7,650,000 of new loans were made and repayments totaled $8,503,000.


Note 6: ALLOWANCE FOR LOAN LOSSES

A summary of the changes in the allowance for loan losses is as follows (in thousands):

                                                  2001                    2000                   1999
Balance at beginning of year                      $2,750                  $2,697                 $1,580
Provision charged to income                          525                     219                    180
Loans charged off                                   (996)                   (239)                  (281)
Recoveries of loans charged off                      227                      73                     51
Merger-related acquisition                            --                      --                  1,167

Balance at end of year                            $2,506                  $2,750                 $2,697


Note 7: PREMISES AND EQUIPMENT

Premises and equipment at December 31 are as follows (in thousands):

                                                     2001                   2000
Land                                                 $   687                $   687
Premises and leasehold improvements                    3,306                  3,236
Equipment, furniture and fixtures                      2,905                  2,656

                                                       6,898                  6,579
Less: Accumulated depreciation                        (3,478)                (3,147)

        Total premises and equipment                 $ 3,420                $ 3,432

Depreciation expense amounted to $351,000, $347,000 and $464,000 for the years 2001, 2000 and 1999, respectively.

Note 8: TIME DEPOSITS

The approximate amount of contractual maturities of time deposit accounts for the years subsequent to December 31, 2001 are as follows (in thousands):

Years ended December 31,

      2002                                      $ 89,148
      2003                                        17,206
      2004                                        11,765
      2005                                         2,218
      2006                                           476

          Total                                 $120,813


Note 9: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

For the years ended December 31, 2001 and 2000, the average balance of Securities Sold Under Agreements to Repurchase was $10,971,000 and $7,524,000, respectively. The highest month end balances for these borrowings during 2001 and 2000 were $11,629,000 and $11,788,000, respectively. The average rate paid for these borrowings during 2001 and 2000 was 5.33% and 5.75%, respectively.

The underlying securities associated with customer repurchase agreements are under the control of the subsidiary Bank. All customer repurchase agreements at December 31, 2001 matured within two days. The underlying securities associated with repurchase agreements with the Federal Home Loan Bank (FHLB) and brokerage firms are held in collateral accounts for our account until maturity of the agreements. All FHLB and brokerage firm repurchase agreements have stated maturities of ten years or less.


Note 10: NOTES PAYABLE - FEDERAL HOME LOAN BANK

Information on the borrowings is summarized as follows (dollars in thousands):

                    Floating Rate and Fixed Rate Advances

                      Balance at          Interest Rate as
Maturity Date      December 31, 2001    of December 31, 2001    Call Date

12/08/2003            $ 1,000                4.870%             03/07/2002
02/03/2004              1,000                4.800              02/03/2002
01/27/2005              1,000                6.150              01/27/2002
11/22/2005              2,000                5.920              02/22/2002
12/13/2010              2,000                5.090              03/13/2002
01/11/2011              2,000                4.600              07/11/2002
01/11/2011              2,000                4.910              01/11/2004
02/28/2011              1,000                4.460              02/28/2003
03/08/2011              2,000                4.820              03/08/2004
05/02/2011              2,000                4.720              04/30/2004
11/28/2011              1,000                4.020              11/28/2004
05/01/2002*             2,000                2.044                   *
06/23/2003*             2,000                1.961                   *
11/28/2003*             1,000                2.196                   *
02/05/2004*             1,000                2.310                   *
05/14/2004*             2,000                2.056                   *
04/18/2005*             2,000                2.461                   *
06/15/2005*             2,000                1.936                   *
07/12/2005*             2,000                2.380                   *
08/30/2005*             1,000                2.116                   *

Total                 $32,000

*These borrowings are non-callable but retain a monthly or quarterly repricing frequency to the current 1-month or 3-month LIBOR rate plus or minus 0 to 10 basis points. The interest on these borrowings is calculated on an actual/360-day basis and is payable monthly or quarterly to the Federal Home Loan Bank depending on the repricing frequency.

            Monthly Amortizing Fixed Rate Advances

                           Balance at             Interest Rate as
Maturity Date           December 31, 2001       of December 31, 2001

10/28/2003                  $ 165                       5.038%
11/10/2003                    433                       5.412
10/28/2005                    242                       5.228
10/28/2008                    149                       5.436

    Total                   $ 989

These borrowings call for monthly payments of principal and interest of approximately $35,000 per month. Interest on these advances is calculated on a 30/360 day basis.

At December 31, 2001 and 2000, the subsidiary Bank had available lines of credit with correspondent banks and the Federal Home Loan Bank of $112,708,000 and $106,476,000, respectively. Advances on these lines are secured by the subsidiary Bank's real estate mortgages, investment securities, available-for-sale securities and Federal Home Loan Bank stock. At December 31, 2001 and 2000, advances outstanding on these lines with the Federal Home Loan Bank were $32,989,000 and $21,340,000, respectively.


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

                                                            2001                    2000
Change in projected benefit obligation:
     Projected benefit obligation at beginning of year      $3,467                  $3,252
     Service cost                                              171                     173
     Interest cost                                             264                     239
     Benefits paid                                            (209)                   (137)
     Expenses paid                                             (28)                    (33)
     Assumption changes and other                              450                     (27)

     Projected benefit obligation at end of year             4,115                   3,467

Change in plan assets:
     Fair value of plan assets at beginning of year          4,444                   4,023
     Actual (loss)/return on plan assets                      (364)                    413
     Employer contribution                                     235                     178
     Benefits paid                                            (209)                   (137)
     Expenses paid                                             (28)                    (33)

     Fair value of plan assets at end of year                4,078                   4,444

     Funded status                                             (37)                    977
     Unrecognized net actuarial loss/(gain)                    908                    (159)
     Unrecognized prior service cost                           106                     (19)
     Unrecognized transition asset                              (2)                     (2)

     Prepaid pension cost                                   $  975                  $  797

Weighted average assumptions as of September 30
     Discount rate                                            6.75%                   7.75%
     Rate of compensation increase                            4.00                    4.50
     Expected return on plan assets                           8.50                    8.50


                                                             2001                    2000                   1999
Components of net periodic pension cost:
     Service cost                                            $ 171                   $ 173                  $ 147
     Interest cost                                             264                     239                    202
     Expected return on plan assets                           (375)                   (338)                  (292)
     Amortization of unrecognized prior service cost            (2)                     (2)                    (2)
     Amortization of unrecognized transition asset              (1)                     (1)                    (1)

     Net periodic pension cost                               $  57                   $  71                  $  54

The subsidiary Bank has a Supplemental Executive Retirement Plan for key management personnel. The subsidiary Bank's expense for the years ended December 31, 2001, 2000 and 1999 was approximately $58,000, $62,000 and
$59,000, respectively.

The subsidiary Bank has also established a Supplemental Life Insurance Plan/Split Dollar for all officers, vice president and above, with at least ten years of service to the Company. Under the terms of this plan, upon the death of a participant, the beneficiary receives an amount equal to three times the final year's salary of the participant. The subsidiary Bank has invested approximately $2.3 million for this coverage and is receiving an annual tax-free return. The cash surrender value of the bank-owned life insurance is included in other assets and was approximately $2.7 million and $2.6 million as of December 31, 2001 and December 31, 2000, respectively.

Profit Sharing Plan - The subsidiary Bank has a non-contributory profit sharing plan under which contributions are made by the subsidiary Bank to a separate trust for the benefit of the subsidiary Bank's participating employees. Annual contributions to the plan are determined by the board of directors of the subsidiary Bank. Contributions are accrued during the year and are distributed December 31st of each year. The subsidiary Bank's contribution to the plan for 2001, 2000 and 1999 was $146,000, $140,000 and $130,000, respectively.

Other than certain life insurance benefits which are provided to a closed group of retirees, the Company does not provide post-retirement benefits to employees. The costs associated with the life insurance to the closed group of retirees is not significant in 2001, 2000 or 1999.


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

On June 26, 2001, 35,850 options were awarded at an exercise price of $32.50 per share. These options have a ten-year term with fifty percent vesting one year from the date of the grant and the remaining fifty percent vesting two years from the date of the grant.

A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999 and changes during the year is presented below:

                                                2001                         2000                          1999

                                                     Weighted                      Weighted                     Weighted
                                                     Average                       Average                      Average
                                                     Exercise                      Exercise                     Exercise
                                      Shares         Price         Shares          Price        Shares          Price
Options:
    Outstanding at beginning of year  232,115        $23.83        238,069         $23.61        98,250         $23.67
    Granted                            35,850         32.50             --             --       105,900          26.25
    Issued in acquisition                  --            --             --             --        35,614          15.22
    Exercised                         (34,968)        22.72         (5,954)         15.22        (1,695)         15.22
    Cancelled                          (1,739)        26.25             --             --            --             --

    Outstanding at year-end           231,258         25.32        232,115          23.83       238,069          23.61

    Exercisable at year-end           181,163        $24.70        160,046         $24.21       103,678         $23.23


The following table summarizes information about the Company's stock options at December 31, 2001:

                                               Weighted Average
Exercise                                       Remaining
Price                  Outstanding             Contract Life              Exercisable
$32.50                  35,850                 9.5 years                       --
 26.25                 103,990                 7.3 years                  103,990
 23.67                  67,428                 6.8 years                   67,428
 15.22                  23,990                 6.7 years                    9,745

                       231,258                                            181,163

Companies not using a fair value based method of accounting for employee stock options or similar plans must provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied. The fair value of each option grant, excluding the options granted in connection with the acquisition of Adirondack, is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2001 and 1999: dividend yield of 2.11% and 2.16%, respectively; expected volatility of 18.8% and 15.0%, respectively; risk free interest rate of 4.81% and 5.54%, respectively; and an expected life of five years for grants awarded in both years. Based on the aforementioned assumptions, the Company has estimated that the fair value of the options granted on June 26, 2001 was $6.60 and the options granted on April 20, 1999 was $5.04. Had the Company determined compensation cost based on the fair value at the grant dates for these options, the pro forma disclosures for the Company for the years ending December 31, 2001, 2000 and 1999 would be as follows (in thousands, except per share data):

                                        2001                       2000                      1999
Net income:
     As reported                        $4,032                     $3,705                    $3,299
     Pro forma                           3,996                      3,526                     2,900

Basic earnings per share:
     As reported                          1.75                       1.56                      1.37
     Pro forma                            1.73                       1.48                      1.21

Diluted earnings per share:
     As reported                          1.72                       1.54                      1.36
     Pro forma                            1.71                       1.47                      1.20

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


Note 13: INCOME TAXES

The following is a summary of the components of income tax expense for the years ended December 31 (in thousands):

                                                            2001                    2000                   1999
Current tax expense:
     Federal                                                $1,567                  $1,207                 $1,152
     State                                                     210                     130                    306
     Total current tax expense                               1,777                   1,337                  1,458

Deferred tax expense (benefit):
     Federal                                                    26                     218                     22
     State                                                       6                      20                    (92)

     Total deferred tax expense (benefit)                       32                     238                    (70)

Provision for income taxes                                  $1,809                  $1,575                 $1,388

The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows (in thousands):

                                                            2001                   2000                    1999

                                                                   % of                   % of                    % of
                                                                   Pretax                 Pretax                  Pretax
                                                     Amount        Income   Amount        Income    Amount        Income
Tax expense at statutory rate                        $1,986        34.0%    $1,795        34.0%     $1,594        34.0%
Increase (decrease) resulting from:
    Tax-exempt interest income                         (506)       (8.7)      (487)       (9.2)       (438)       (9.3)
    State tax expense, net of federal deductions        140         2.4        107         2.0         125         2.7
    Elimination of valuation allowance                   --          --         --          --        (163)       (3.5)
    Interest expense incurred to carry
     tax-exempt bonds                                    63         1.1         67         1.3          51         1.1
    Amortization of goodwill                            129         2.2        125         2.4          58         1.2
    Other                                                (3)         --        (32)       (0.7)        161         3.4

Provision for income taxes                           $1,809        31.0%    $1,575        29.8%     $1,388        29.6%

Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, are as follows (in thousands):

                                                                              2001                    2000
Deferred tax assets:
    Allowance for loan losses                                                 $  976                  $1,071
    Accrued pension liability                                                    146                     125
    Covenant not to compete                                                       34                      --
    Loan fees                                                                     19                      24
    Other                                                                         46                     100

        Total gross deferred tax assets                                        1,221                   1,320

Deferred tax liabilities:
    Premises and equipment, primarily due to accelerated depreciation            (69)                   (100)
    Securities discount accretion                                                (80)                    (80)
    Prepaid pension cost                                                        (380)                   (402)
    Purchase accounting adjustments                                             (176)                   (190)

        Total gross deferred tax liabilities                                    (705)                   (772)

        Net deferred tax asset end of year                                       516                     548
        Net deferred tax asset beginning of year                                 548                     786

Deferred tax expense                                                          $   32                  $  238

In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $307,000 at December 31, 2001 related to the unrealized gain on securities available for sale as of December 31, 2001. The Company had a deferred tax asset of $26,000 at December 31, 2000 related to the unrealized loss on securities available for sale as of December 31, 2000.

Deferred tax assets are recognized subject to management's judgement that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 2001 and 2000 will be realized.


Note 14: COMPREHENSIVE INCOME

Comprehensive income represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale. The Company has reported its comprehensive income or loss for 2001, 2000 and 1999 in the consolidated statements of changes in stockholders' equity.

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

                                                                             2001            2000            1999
Net unrealized holding gains (losses) arising during the year,
 net of taxes of ($333) in 2001, ($1,366) in 2000 and $1,650 in 1999         $522            $2,141          ($2,486)
Reclassification adjustment for net realized gains included in
 income, net of taxes of $0 in 2001, $0 in 2000 and $28 in 1999                --                --              (42)

Other comprehensive income (loss), net of taxes of ($333) in 2001,
 ($1,366) in 2000 and $1,622 in 1999                                         $522            $2,141          ($2,528)


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

Contract amounts of financial instruments that represent credit risk as of December 31, 2001 and 2000 at fixed and variable rates are as follows (in thousands):

                                                                                       2001

                                                                     Fixed            Variable         Total
Commitment and unused lines of credit:
    Home equity loans                                                $   --           $ 4,571          $ 4,571
    Commercial loans                                                  2,850            18,153           21,003
    Overdraft loans                                                   1,390                --            1,390
    Mortgage loans                                                    1,866                --            1,866

                                                                      6,106            22,724           28,830
Standby & commercial letters of credit                                   --               125              125

Total commitments                                                    $6,106           $22,849          $28,955

                                                                                       2000

                                                                     Fixed            Variable         Total
Commitment and unused lines of credit:
    Home equity loans                                                $   --           $ 4,656          $ 4,656
    Commercial loans                                                  3,888            15,821           19,709
    Overdraft loans                                                   1,339                --            1,339
    Mortgage loans                                                      495                --              495

                                                                      5,722            20,477           26,199
Standby & commercial letters of credit                                   --                91               91

Total commitments                                                    $5,722           $20,568          $26,290

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

The Company and its subsidiaries may, from time to time, be defendants in legal proceedings relating to the conduct of their business. In the best judgments of management, the consolidated financial position of the Company and its subsidiaries would not be affected materially by the outcome of any pending legal proceedings.


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

As of December 31, 2001 and 2000, the Company and the subsidiary Bank met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the subsidiary Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the subsidiary Bank's capital classification.

The following is a summary of the actual capital amounts and ratios as of December 31, 2001 and 2000 for the Company (consolidated) and the subsidiary Bank (dollars in thousands):

                                                             2001                                     2000

                                                   Amount            Ratio                  Amount            Ratio
Consolidated
    Leverage (Tier 1) capital                      $29,961            8.4%                  $29,482            8.9%
    Risk-based capital:
        Tier 1                                      29,961           14.7                    29,482           15.5
        Total                                       32,496           16.0                    31,858           16.8

Subsidiary Bank
    Leverage (Tier 1) capital                      $28,466            8.0%                  $28,087            8.5%
    Risk-based capital:
        Tier 1                                      28,466           14.0                    28,087           14.8
        Total                                       30,981           15.3                    30,457           16.1


Note 17: PARENT COMPANY ONLY FINANCIAL INFORMATION

The following presents the financial condition of the Parent Company as of December 31, 2001 and 2000 and the results of its operations and cash flows for the years ended December 31, 2001, 2000 and 1999 (in thousands):


CONDENSED STATEMENTS OF CONDITION (Parent only)

                                                                                     At December 31,

                                                                              2001                   2000
ASSETS
Cash                                                                          $   314                $   189
Securities available for sale, at fair value                                      156                    140
Investment in subsidiaries                                                     34,197                 33,652
Other assets                                                                       --                     30

    Total assets                                                              $34,667                $34,011

LIABILITIES AND STOCKHOLDERS' EQUITY
Deferred taxes payable - FASB No. 115                                         $    18                $    12
Other liabilities                                                                  --                      6

    Total liabilities                                                              18                     18

STOCKHOLDERS' EQUITY
Common stock                                                                  $ 6,004                $ 6,004
Surplus                                                                         4,418                  4,418
Undivided profits                                                              27,608                 25,199
Treasury stock, at cost                                                        (3,862)                (1,587)
Accumulated other comprehensive income/(loss)                                     481                    (41)

    Total stockholders' equity                                                 34,649                 33,993

    Total liabilities and stockholders' equity                                $34,667                $34,011


CONDENSED STATEMENTS OF INCOME (Parent only)


                                                                                              Years ended December 31,

                                                                                        2001           2000          1999
Income
    Dividends from subsidiaries                                                         $4,025         $ 4,718       $ 16,214
    Dividends on securities available for sale                                               6               4             --

        Total dividend income                                                            4,031           4,722         16,214

Expenses
    Salaries and employee benefits                                                          --               3             --
    Other expense                                                                           49              19              3

        Total expenses                                                                      49              22              3

Income before income taxes and equity in(distributions in excess of)
 undistributed net income of subsidiaries                                                3,982           4,700         16,211
Income tax benefit                                                                          17              30             --

Income before equity in (distribution in excess of) undistributed
 net income of subsidiaries                                                              3,999           4,730         16,211
Equity in (distribution in excess of) undistributed net income of subsidiaries              33          (1,025)       (12,912)

Net income                                                                              $4,032         $ 3,705       $  3,299


CONDENSED STATEMENTS OF CASH FLOWS (Parent only)

                                                                          Years ended December 31,

                                                             2001                    2000                  1999
Cash flows from operating activities:
    Net income                                               $ 4,032                 $ 3,705               $  3,299
    Decrease/(increase) in other assets                           30                     (30)                    --
    (Decrease)/increase in other liabilities                      (6)                      6                     --
    Other                                                         --                       3                     --
    (Equity in)/distributions in excess of
     undistributed net income                                    (33)                  1,025                 12,912

Net cash provided by operating activities                      4,023                   4,709                 16,211

Cash flows from investing activities:
    Purchase of Adirondack Financial Service Bancorp, Inc.        --                      --                (14,714)
    Purchase of Hathaway Agency, Inc.                             --                  (1,433)                    --
    Purchase of available for sale securities                     --                    (110)                    --
    Proceeds from sales of available for sale securities          --                      50                     --

Net cash used by investing activities                             --                  (1,493)               (14,714)

Cash flows from financing activities:
    Proceeds from the sale of treasury stock                   1,003                      90                     26
    Treasury stock purchased                                  (3,381)                 (1,755)                    --
    Cash dividends paid on common stock                       (1,520)                 (1,476)                (1,416)

Net cash used by financing activities                         (3,898)                 (3,141)                (1,390)

Net increase in cash                                             125                      75                    107
Cash beginning of year                                           189                     114                      7

Cash end of year                                             $   314                 $   189               $    114


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

Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):

                                                                    2001                               2000

                                                          Carrying       Estimated           Carrying       Estimated
                                                          Amount         Fair Value          Amount         Fair Value
Financial Assets:
    Cash and cash equivalents                             $ 19,729       $ 19,729            $ 14,838       $ 14,838
    Securities available for sale<F1>                      123,102        123,102             109,114        109,114
    Investment securities                                    9,955         10,241              15,653         15,969
    Loans (net of unearned income)                         194,949        195,389             186,590        185,213
        Less allowance for loan losses                       2,506             --               2,750             --

            Net loans                                      192,443        195,389             183,840        185,213
     Accrued interest receivable                             1,661          1,661               2,214          2,214

Financial Liabilities:
    Deposits
        Non-interest bearing demand                       $ 28,103       $ 28,103            $ 26,339       $ 26,339
        Savings, NOW and money market                      130,311        130,311             125,974        125,974
        Certificates of deposit and other time             120,813        122,679             118,161        118,611

            Total deposits                                 279,227        281,093             270,474        270,924
        Securities sold under agreements to repurchase      11,629         11,873              11,788         11,788
        Notes Payable - FHLB                                32,989         33,372              21,340         21,341
        Accrued interest payable                               432            432                 547            547


<F1> Includes investments required for membership in FRB and FHLB.


INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of CNB Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of CNB Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Albany, New York
February 8, 2002

UNAUDITED INTERIM FINANCIAL INFORMATION
(In thousands, except per share data)

The following is a summary of unaudited quarterly financial information for each quarter of 2001 and 2000.

                                                       Three             Three            Three             Three
                                                       Months Ended      Months Ended     Months Ended      Months Ended
                                                       March 31, 2001    June 30, 2001    Sept. 30, 2001    Dec. 31, 2001
Total interest and dividend income                     $6,100            $6,128           $6,065            $5,760
Total interest expense                                  3,061             3,061            2,884             2,402

Net interest income                                     3,039             3,067            3,181             3,358

Provision for loan losses                                 140                70              185               130

Noninterest income                                        611               544              531               438
Noninterest expense                                     2,055             2,092            2,016             2,240

Income before income taxes                              1,455             1,449            1,511             1,426
Provision for income taxes                                450               448              477               434

Net income                                             $1,005            $1,001           $1,034            $  992

Earnings per share:
    Basic                                              $ 0.43            $ 0.43           $ 0.46            $ 0.44
    Diluted                                              0.42              0.43             0.45              0.43

                                                       Three             Three            Three             Three
                                                       Months Ended      Months Ended     Months Ended      Months Ended
                                                       March 31, 2000    June 30, 2000    Sept. 30, 2000    Dec. 31, 2000
Total interest and dividend income                     $5,673            $5,961           $6,028            $6,098
Total interest expense                                  2,775             2,967            3,130             3,219

Net interest income                                     2,898             2,994            2,898             2,879

Provision for loan losses                                  37                62               60                60

Noninterest income                                        345               371              567               479
Noninterest expense                                     1,857             1,923            2,005             2,147

Income before income taxes                              1,349             1,380            1,400             1,151
Provision for income taxes                                409               407              456               303

Net income                                             $  940            $  973           $  944            $  848

Earnings per share:
    Basic                                              $ 0.39            $ 0.41           $ 0.40            $ 0.36
    Diluted                                              0.39              0.40             0.39              0.36

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


MARKET AND DIVIDEND INFORMATION
CNB BANCORP, INC.

The common capital stock - $2.50 par value is the only registered security of the Company and is inactively traded. The range of prices of this security known to management based on records of the Company and as supplied by Ryan, Beck and Co. on a quarterly basis and the quarterly cash dividends paid for the most recent two years are shown below:

                                                                      2001

                                         High             Low                 Close               Dividend Paid
First Quarter                           $29.875           $27.375             $29.125             $ .16
Second Quarter                           34.500            28.000              33.000               .16
Third Quarter                            39.000            31.000              32.500               .17
Fourth Quarter                           35.000            29.500              29.500               .17

Number of shareholders on December 31                         692

                                                                      2000

                                         High             Low                 Close               Dividend Paid
First Quarter                           $30.500           $26.250             $27.500             $ .15
Second Quarter                           28.750            25.250              28.500               .15
Third Quarter                            29.000            28.125              28.750               .16
Fourth Quarter                           28.750            27.250              27.375               .16

Number of shareholders on December 31                         698

A copy of Form 10K (Annual Report) for 2001, filed with the Securities and Exchange Commission by the Company, is available to shareholders free of charge by written request to:
           George A. Morgan, Vice President and Secretary
           CNB Bancorp, Inc., 10-24 N. Main Street, P.O. Box 873,
           Gloversville, NY 12078

                        CNB BANCORP, INC.

OFFICERS
WILLIAM N. SMITH..........CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN.................VICE-PRESIDENT AND SECRETARY
MICHAEL J. FRANK....................................TREASURER
BRIAN R. SEELEY.......................................AUDITOR



               CITY NATIONAL BANK & TRUST COMPANY

ADMINISTRATION
WILLIAM N. SMITH..........CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN....................EXECUTIVE VICE-PRESIDENT,
                                   CASHIER, AND TRUST OFFICER

LENDING
DAVID W. MCGRATTAN......................SENIOR VICE-PRESIDENT
MICHAEL J. PEPE................................VICE-PRESIDENT
MICHAEL G. LISKY...............................VICE-PRESIDENT
BILL ARGOTSINGER...............................VICE-PRESIDENT
MARY E. IANNOTTI.....................ASSISTANT VICE-PRESIDENT
GARY R. CANFIELD.....................ASSISTANT VICE-PRESIDENT
KATHRYN E. SMULLEN...................ASSISTANT VICE-PRESIDENT

OPERATIONS
RONALD J. BRADT.........................SENIOR VICE-PRESIDENT
DENISE L. CERASIA..............................VICE-PRESIDENT
PAULA K. TUCKER...............................SYSTEMS OFFICER

FINANCE
MICHAEL J. FRANK...............VICE-PRESIDENT AND COMPTROLLER

COMPLIANCE
GEORGE E. DOHERTY..............................VICE-PRESIDENT

HUMAN RESOURCES
DEBORAH A. BRANDIS.............................VICE-PRESIDENT
CAROLE A. GOTTUNG............................TRAINING OFFICER

MARKETING
LAWRENCE D. PECK...............................VICE-PRESIDENT

TRUST
DEBORAH M. BUCK.................................TRUST OFFICER

INVESTMENT SERVICES
RICHARD DIXON......................FINANCIAL SERVICES OFFICER

AUDIT
BRIAN R. SEELEY.......................................AUDITOR


BRANCH OFFICES

ELIZABETH J. SIMONDS.......................VICE-PRESIDENT AND
                                         BRANCH ADMINISTRATOR

GLOVERSVILLE - NORTH MAIN STREET
JOANNE SHY.......................................AVP, MANAGER

GLOVERSVILLE - FIFTH AVENUE
ROSEANN LAURIA...................................AVP, MANAGER
KAREN SCHERMERHORN.............................BRANCH OFFICER

PERTH
AMY PRAUGHT......................................AVP, MANAGER

NORTHVILLE
CONSTANCE A. ROBINSON............................AVP, MANAGER

JOHNSTOWN
TAMMY L. WARNER..................................AVP, MANAGER
TAMMY MALAGISI.................................BRANCH OFFICER

SARATOGA
PETER E. BROWN...................................AVP, MANAGER

HATHAWAY AGENCY, INC.
WILLIAM R. FIELDER..................................PRESIDENT

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