Form 10-K, Exhibit 13
period 2002-12-31
CNB BANCORP INC /NY/
filed 2003-03-28
CIK 839928

Exhibit 13










                              CNB Bancorp, Inc.


                                     2002

                                Annual Report

DIRECTORS

CNB Bancorp, Inc. and City National Bank and Trust Company

JOHN C. MILLER................................PRESIDENT, JOHN C. MILLER, INC.
                                                            AUTOMOBILE DEALER

FRANK E. PERRELLA.............................................PRESIDENT, SIRA
                                                             CORP. CONSULTANT

ROBERT L. MAIDER............................PARTNER, MAIDER & SMITH ATTORNEYS

WILLIAM N. SMITH.......................................CHAIRMAN OF THE BOARD,
                         PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY
                                                      AND THE SUBSIDIARY BANK

GEORGE A. MORGAN..................VICE PRESIDENT AND SECRETARY OF THE COMPANY
                      AND EXECUTIVE VICE PRESIDENT, CASHIER AND TRUST OFFICER
                                                       OF THE SUBSIDIARY BANK

BRIAN K. HANABURGH........................OWNER, D/B/A MCDONALD'S RESTAURANTS
                                                         FAST FOOD RESTAURANT

CLARK D. SUBIK...............................PRESIDENT, SUPERB LEATHERS, INC.
                                                         LEATHER MERCHANDISER

DEBORAH H. ROSE...............(RETIRED) VICE PRESIDENT, HATHAWAY AGENCY, INC.
                                                            GENERAL INSURANCE

THEODORE E. HOYE, III...........................PRESIDENT, FIRST CREDIT CORP.
                               FINANCING AND INSURING OF MANUFACTURED HOUSING

TIMOTHY E. DELANEY......................PRESIDENT, DELANEY CONSTRUCTION CORP.
                                                   HEAVY/HIGHWAY CONSTRUCTION

RICHARD D. RUBY.................................PRESIDENT, RUBY & QUIRI, INC.
                                                    HOME FURNISHINGS RETAILER


OFFICERS - CNB Bancorp, Inc.

WILLIAM N. SMITH..........................CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN.................................VICE PRESIDENT AND SECRETARY
MICHAEL J. FRANK....................................................TREASURER
BRIAN R. SEELEY.......................................................AUDITOR


HONORARY DIRECTORS

LYDON F. MAIDER              RICHARD E. HATHAWAY          RICHARD P. TATAR
LLOYD POLITSCH               PAUL E. SMITH                JAMES W. ST. THOMAS
ALFRED J. WASHBURN           ROSS H. HIGIER               CLARK EASTERLY, SR.


FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)


                                                                                2002              2001             2000

NET INCOME                                                                     $4,632            $4,032           $3,705
Earnings Per Share
   Basic                                                                         2.05              1.75             1.56
   Diluted                                                                       2.03              1.72             1.54

CASH DIVIDENDS                                                                 $1,579            $1,520           $1,476
Per Common Share                                                                 0.70              0.66             0.62

STOCKHOLDERS' EQUITY AT YEAR-END                                              $36,884           $34,649          $33,993
Per Common Share                                                                16.58             15.22            14.49

RETURN ON AVERAGE STOCKHOLDERS' EQUITY                                           12.8%             11.7%            11.6%

RETURN ON AVERAGE ASSETS                                                         1.22%             1.14%            1.12%

TOTAL ASSETS AT YEAR-END                                                     $391,804          $359,955         $339,306


PRESIDENT'S MESSAGE

     This is the twentieth annual message that I have written for our company and I am pleased to report that it shows continued strong operating results with the twelfth consecutive year of record earnings.

     Net income at $4.6 million was an increase of 14.9% over the prior year's result of $4.0 million. More importantly, diluted earnings per share were $2.03, compared to $1.72 in 2001, an increase of 18.0%.

     Total assets increased $31.8 million or 8.8%, resulting in total assets at year-end of $391.8 million.

     Total loans, net of unearned income, decreased $8.7 million or 4.5% and ended the year at $186.3 million. The decrease in loans was due primarily to a decline in indirect auto lending and a slowdown in residential mortgage applications.

     Total deposits at year-end were $300.6 million, an increase of $21.4 million, or 7.7% over the balance of $279.2 million at December 31, 2001. The primary areas of growth were in savings (cash management accounts) and money market accounts.

     Stockholders' equity at year-end was $36.9 million, as compared to $34.6 million at the prior year-end. This resulted in a year-end stockholders' equity to total assets ratio of 9.4%, a ratio that is over twice the regulatory minimum guideline of 4.0%.

     In August, the Board of Directors increased the dividend for the thirty-sixth consecutive year. The dividend, per share for the year, was $0.70, an increase of 6.1%, as compared to $0.66 in 2001. Total dividends paid to stockholders for the year amounted to $1.6 million.

     During the year, we were saddened by the loss of two honorary directors. Henry Buanno, founder of Buanno Transportation Company, passed away on May 24, 2002. He served on our board of directors for ten years, retiring in 1993. Leon Finkle, Chairman of the Board of Finkle Distributors, Inc., passed away on May 30, 2002. He served as a director for fourteen years, retiring in 1999. The dedication, loyalty and leadership of these men to our organization was deeply appreciated.

     In April, David W. McGrattan, Senior Vice President, retired after fourteen years with the Bank. Dave worked primarily in commercial lending and for the last several years of employment was the senior lending officer. His loyalty and commitment to our company were extremely valuable. We wish Dave and Carol health and happiness in their retirement years.

     In regard to technology, 2002 was a busy year for the company. We implemented new systems and services that have increased our ability to serve our customers. We also made internal changes that will allow us to continue to move in the right direction to take advantage of advanced technology.

     In early 2002, we launched our new web site located at www.citynatlbank.com. Our web site offers comprehensive information about the Bank, as well as many extra features such as Google search, stock quotes, weather forecasts and news stories. In conjunction with our new web site, we introduced our personal online banking system. This system allows our customers, through a secure connection, to view account information, transfer funds, download information into money management programs and pay bills online.

     To provide our customers with the means to ensure access to their money after hours using City National Bank ATMs, we installed new ATMs at the main office, Fifth Avenue, Northville and Perth offices. As the use of ATM cards and debit cards continue to increase, providing reliable and state-of-the-art machines to our customers is a priority. To better serve our business customers, we introduced a business debit card this year. This service allows business owners to access their funds with a debit card and allows the owners to grant access to selected employees.

     As we still enjoy seeing our customers in our branches and want to make visiting the branches an enjoyable experience, we installed new computer hardware at each teller and customer service station. We also upgraded our teller system and installed our first automated customer service platform system.

     To ensure that the Bank continues to move in the right direction with regard to technology, we created an information technology department staffed by a vice president of information technology and a network administrator. Our talented staff is dedicated to the support of our existing technology and the implementation of new technology so we can continue to fulfill the needs of our customers.

     In the third quarter, construction began on the new Saratoga Springs branch facility. The 12,000-square-foot, two-story office building is being constructed on the site of the former Friendly's Restaurant. Once the new building is occupied, the old branch will be demolished to provide additional parking. The new branch will feature two teller drive-thru windows and two ATMs; one in the front entryway and the other in the drive-thru. The new branch should be ready for occupancy by mid-year.

     As always, we welcome your comments and suggestions, and please remember to use our financial services and recommend us to your friends and neighbors.


/s/ William N. Smith

WILLIAM N. SMITH
Chairman of the Board, President and Chief Executive Officer of the Company and the subsidiary Bank

Year-End Total Assets
Five Years (1998-2002)

1998                        $255,568
1999                        $314,908
2000                        $339,306
2001                        $359,955
2002                        $391,804

Net Income
Five Years (1998-2002)

1998                          $3,222
1999                          $3,299
2000                          $3,705
2001                          $4,032
2002                          $4,632

Basic Earnings Per Share
Five Years (1998-2002)

1998                           $1.34
1999                           $1.37
2000                           $1.56
2001                           $1.75
2002                           $2.05

Dividends Per Common Share
Five Years (1998-2002)

1998                           $0.56
1999                           $0.59
2000                           $0.62
2001                           $0.66
2002                           $0.70

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



                                                                                                 Increase/(Decrease)

Average Consolidated Balance Sheet              2002           2001          2000           2002/2001         2001/2000

Assets:
   Cash and due from banks                     $9,543         $7,932        $7,678            $1,611              $254
   Federal funds sold                          12,628          7,265         5,595             5,363             1,670
   Int. bearing deposits with banks            10,468          3,022         1,128             7,446             1,894
   Total securities<F1>                       140,600        130,902       122,667             9,698             8,235
   Loans, net                                 188,819        190,532       178,444            (1,713)           12,088
   Other assets                                16,111         14,994        16,116             1,117            (1,122)

      Total Assets                           $378,169       $354,647      $331,628           $23,522           $23,019


<F1> Includes available for sale securities at fair value, held to maturity securities at amortized cost and Federal Reserve Bank and Federal Home Loan Bank stock at cost.





                                                                                  Increase/(Decrease)

Average Consolidated Balance Sheet              2002           2001          2000           2002/2001          2001/2000

Liabilities:
   Demand deposits                            $28,565        $26,756       $26,972            $1,809              ($216)
   Savings, NOW and money
      market accounts                         141,168        113,416       107,957            27,752              5,459
   Time deposits                              121,716        136,628       137,432           (14,912)              (804)
   Notes payable and repurchase
      agreements                               48,926         41,356        25,765             7,570             15,591
   Other liabilities                            1,690          1,959         1,485              (269)               474
Stockholders' equity                           36,104         34,532        32,017             1,572              2,515

      Total Liabilities and Equity           $378,169       $354,647      $331,628           $23,522            $23,019





                                                                                               Increase/(Decrease)

Year-End Consolidated Balance Sheet             2002           2001          2000           2002/2001          2001/2000

Assets:
   Cash and due from banks                    $11,252        $11,212        $9,166               $40              2,046
   Federal funds sold                          10,900          8,200         5,400             2,700              2,800
   Int. bearing deposits with banks            12,508            317           272            12,191                 45
   Total securities<F1>                       156,949        133,057       124,767            23,892              8,290
   Loans, net                                 183,181        192,443       183,840            (9,262)             8,603
   Other assets                                17,014         14,726        15,861             2,288             (1,135)

      Total Assets                           $391,804       $359,955      $339,306           $31,849            $20,649

Liabilities:
   Demand deposits                            $27,827        $28,103       $26,339             ($276)            $1,764
   Savings, NOW and money
      market accounts                         152,469        130,311       125,974            22,158              4,337
   Time deposits                              120,320        120,813       118,161              (493)             2,652
   Notes payable and repurchase
      agreements                               52,689         44,618        33,128             8,071             11,490
   Other liabilities                            1,615          1,461         1,711               154               (250)
Stockholders' equity                           36,884         34,649        33,993             2,235                656

      Total Liabilities and Equity           $391,804       $359,955      $339,306           $31,849            $20,649


<F1> Includes available for sale securities at fair value, held to maturity securities at amortized cost and Federal Reserve Bank and Federal Home Loan Bank stock at cost.



      Total assets at December 31, 2002 reached a new record high of $391.8 million as compared to $360.0 million at December 31, 2001, an increase of $31.8 million or 8.8%. Asset growth for the year consisted of a $23.9 million increase in total securities and a $14.9 million increase in cash and short-term investments including a $12.2 million increase in interest bearing deposits with banks and a $2.7 million increase in federal funds sold. These increases were partially offset by a decrease in loans, net of unearned discount, of $8.7 million or 4.5%. Asset growth was funded primarily with increases in deposits, which increased by $21.4 million or 7.7% and an increase in repurchase agreements and notes payable in the amount of $8.1 million. Average assets for 2002 totaled $378.2 million, an increase of $23.5 million or 6.6% from the 2001 average of $354.6 million.

      Net loans, which constitute the largest segment of earning assets, represented 46.8% of total assets at December

31, 2002. Average net loans for 2002 decreased $1.7 million or 0.9% over 2001. Average commercial loans increased for the year 3.8%, while the averages for both consumer and mortgage loans decreased for the year by 2.3%. The yield on total loans decreased from 8.17% in 2001 to 7.64% in 2002, which reflects the lower interest rates that were in effect throughout the year.

      The total securities portfolio, which includes both "available for sale" and "held to maturity" securities, at December 31, 2002 was $156.9 million as compared to $133.1 million the previous year, an increase of $23.9 million. The increase for 2002 was funded with growth in core deposit accounts and increased borrowings from the Federal Home Loan Bank. The yield on the portfolio decreased 103 basis points year-to-year from 6.74% for 2001 to 5.71% for the year 2002. This significant decrease in yield was a result of the Federal Reserve Bank's numerous interest rate cuts throughout 2001 and 2002 affecting the reinvestment yield of securities as they matured or repriced in 2002.

      Interest bearing deposits with banks and federal funds sold which are short-term assets that provide a source of liquidity for the subsidiary Bank increased from $8.5 million to $23.4 million year-to-year. On average, these accounts increased by $12.8 million or 124.5%. The increase was due to accelerated repayments from mortgage backed securities and bonds being called as a result of lower interest rates in effect throughout the year. Higher levels of short-term assets were maintained reflecting the overall core deposit growth during the year.

      Deposits continue to be the subsidiary Bank's primary source of funding. Total deposits at December 31, 2002 reached $300.6 million, an increase of $21.4 million or 7.7% over the previous year-end. Core deposits, which consist of demand, savings, NOW, and money market accounts, grew by $21.9 million or 13.8%. Time deposits were relatively stable for the year decreasing only $0.5 million. Average deposits increased during the year to $291.4 million from $276.8 million, an increase of $14.6 million or 5.3%.

      Cash and due from banks remained the same year-to-year at $11.2 million, while the average for the year was up $1.6 million or 20.3%.

      Other assets increased for the year by $2.3 million to $17.0 million at December 31, 2002 from $14.7 million at December 31, 2001, which was primarily related to the purchase of bank-owned life insurance. Average other assets increased by $1.1 million year-to-year.

      Stockholders' equity at year-end 2002 was $36.9 million as compared to $34.6 million at year-end 2001. The increase was due mainly to a combination of net income after dividends of $3.1 million, plus a net unrealized gain of market value on securities available for sale, net of tax, in the amount of $1.6 million, less net treasury stock transactions of $1.6 million and a minimum pension liability adjustment, net of tax in the amount of $0.8 million. The consolidated statements of changes in stockholders' equity included in this annual report detail the changes in equity capital.

Results of Operations:

      The comparative consolidated statement of income summarizes income and expense for the last three years. The Company achieved record earnings for 2002 of $4,632,000 as compared to $4,032,000 for 2001, an increase of $600,000 or 14.9% over the previous year. Net income for 2001 was 8.8% above 2000 net income of $3,705,000. Basic earnings per share for year 2002 were $2.05, up 17.1% from 2001 per share earnings of $1.75. Diluted earnings per share of $2.03 were up 18.0% over 2001 diluted earnings per share of $1.72. The strong increase in per share earnings was a result of higher net income divided by fewer shares outstanding due to the repurchase of shares through the Company's stock repurchase plan and the elimination of goodwill amortization with the adoption, on January 1, 2002, of FASB No. 142. The return on average assets for the three years ended December 31, 2002, 2001 and 2000 was 1.22%, 1.14% and 1.12%, respectively. The return on average equity for the same periods was 12.8%, 11.7% and 11.6%.

      Net interest income, the most significant component of earnings, is the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets. Changes in net interest income from year to year result from changes in the level and mix of the average balances (volume) of earning assets and interest-bearing liabilities and from the yield earned and the cost paid (rate). In the following discussion, interest income is presented on a fully taxable equivalent basis applying the statutory Federal income tax rate of 34%. Net interest income for 2002 increased $1,189,000 or 8.8%. The overall increase in 2002 was attributable to a higher average volumes of earning assets and a higher net interest margin, which increased to 4.14% for year 2002 from 4.04% for 2001. Higher averages were primarily a result of increases in deposits and borrowings offset by higher volumes of investment securities and higher short-term assets. Interest and fees on loans for 2002 decreased by $1,139,000 or 7.2% from the previous year, due to a decrease in average net loans of $1.7 million, plus a decrease in yield of 53 basis points from 8.17% in 2001 to 7.64% in 2002. Interest and dividends on securities also decreased for the year going from $8.8 million in 2001 to $7.9 million for year 2002. Even though the average volume of total securities increased by $9.1 million or 7.0% for the year, it was more than offset by a 103 basis point decrease in yield from 6.74% in 2001 to 5.71% in 2002. Interest on federal funds sold decreased $42,000 or 16.7%. The decrease in 2002 was a result of a much lower average rate of 1.66% compared to 3.47% in 2001 being partially offset by a higher average balance, in the current year, due to larger cash pre-payments on mortgage-backed securities and more securities being called due to lower interest rates throughout the year.

      For comparison purposes, the table below shows interest income converted to a fully taxable basis to recognize the income tax savings between taxable and tax-exempt assets (in thousands).



                                                                                             % Change           % Change
                                             2002           2001           2000              2002/2001          2001/2000

Total interest and dividend income         $22,046        $24,053        $23,760               (8.3)%              1.2%
Total interest expense                       8,300         11,408         12,091              (27.2)              (5.6)

Net interest and dividend income            13,746         12,645         11,669                8.7                8.4
Tax equivalent adjustment                      901            813            791               10.8                2.8

Net interest and dividend income
   taxable equivalent basis                $14,647        $13,458        $12,460                8.8%               8.0%


      Total interest expense decreased $3,108,000 or 27.2% in 2002 over that of 2001 compared to a decrease of $683,000 or 5.6% for 2001 over 2000. The decrease in 2002 was due to substantially lower interest rates on all interest bearing liabilities throughout the year. The average rate on interest bearing liabilities for 2002 was 2.66%, a decrease of 125 basis points from 2001. The rate reduction was partially offset by an increase in the average volume of $20.4 million from 2001.

      Total other income for 2002 increased by $163,000 or 7.7% due primarily to higher insurance commissions of $842,000 from the insurance subsidiary, Hathaway Agency, Inc., compared to commissions of $712,000 for year 2001. Total other expense in 2002 was virtually flat for the year increasing only $16,000 over the preceding year. The 2002 increase does include, however, higher salaries and employee benefits of $313,000 which was offset by the elimination of $319,000 of goodwill amortization expense due to the adoption of FASB Statement No. 142 on January 1, 2002.

      Net interest spread, the difference between the average earning assets yield and the cost of average interest bearing funds, increased 28 basis points or 7.9% from 2001 to 2002. The net interest margin, net interest income as a percentage of earning assets, increased 10 basis points or 2.5%. The increases in net interest spread and net interest margin for 2002 were attributed to the decline of interest rates affecting shorter term interest bearing liabilities faster than longer term interest bearing assets.

Interest rate spread and net interest margin (dollars in thousands):
(Tax equivalent basis)



                                                   2002                       2001                       2000

                                              Yearly                     Yearly                     Yearly
                                              Average   Rate             Average   Rate             Average   Rate

Earning assets                               $353,745   6.49%           $333,315   7.46%           $313,578   7.84%
Interest bearing liabilities                  311,810   2.66%            291,400   3.91%            271,176   4.45%
Net interest rate spread                                3.83%                      3.55%                      3.39%
Net interest margin                                     4.14%                      4.04%                      3.97%


Capital Resources: Stockholders' equity ended 2002 at $36,884,000, up $2,235,000 or 6.5%, due to a combination of net retained earnings and net unrealized gains in market value of the available-for-sale securities less net treasury stock purchases and the recording of a minimum pension liability adjustment. At December 31, 2002, the ratio of stockholders' equity to total assets was 9.4%, as compared to 9.6% at December 31, 2001.

      On January 31, 2000, the Board of Directors of the Company (Board) approved a stock repurchase plan (the "Plan") authorizing the repurchase of up to 5% or 120,000 shares of the Company's common stock over a two-year period. On May 29, 2001, the Board extended the plan by authorizing an additional 5% or approximately 115,000 shares over a new two-year period upon completion of the original plan. As of December 31, 2002, the Company had purchased 207,092 shares under the plan at an average price of $29.60 per share. The repurchased shares are held in treasury stock and may be reissued to support the Company's dividend reinvestment plan, to satisfy the exercise of stock options, or other corporate purposes.

      Banks and bank holding companies are required to meet a ratio of qualifying total capital to risk-weighted assets. Risk-based assets are the value of assets carried on the books of the Company, as well as certain off-balance sheet items, multiplied by an appropriate factor as stipulated in the regulation. Tier 1 capital consists of common stock and qualifying stockholders' equity reduced by intangible assets. Total capital consists of Tier 1 capital plus a portion of allowance for loan losses. Currently, the minimum risk-based ratios, as established by the Federal Reserve Board, for Tier 1 and total capital are 4% and 8%, respectively. At December 31, 2002, the Company had Tier 1 and total risk-based capital ratios of 14.9% and 16.2%, respectively. The Company also maintained a leverage ratio of 7.9% as of December 31, 2002. The leverage ratio is defined as Tier 1 capital in relation to fourth quarter average assets.

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

      As of December 31, 2002, the Company had various loan commitments and standby letter of credit commitments totaling approximately $24.6 million. Included in this amount is approximately $21.9 million in commercial lines of credit, residential home equity lines of credit and overdraft lines of credit. Under normal banking conditions these lines are drawn on from time to time and then repaid so that the full amount of the lines are never drawn down at any one time.

Provision for loan losses: The Company establishes an allowance for loan losses based on an analysis of risk factors in its loan portfolio. The analysis includes concentrations of credit, past loan loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair market value of underlining collateral, delinquencies and other factors.

      The allowance for loan losses as a percentage of loans, net of unearned discounts is 1.66% at December 31, 2002 compared to 1.29% at December 31, 2001. The increase is a result of the loan loss provision exceeding the net charge-offs for the year. At December 31, 2002, non-performing loans were $1.7 million as compared to $0.5 million at year-end 2001. The increase in nonperforming loans is the result of the fourth quarter addition of a $1.4 million commercial loan. The Company continues to evaluate this loan and all other problem credits.

      The Company's allowance for loan losses coverage of non-performing loans decreased as of December 31, 2002 to 183% from 470% at December 31, 2001. The decrease was primarily caused by the commercial loan previously mentioned. The provision for loan losses was $1,165,000, $525,000 and $219,000 for the years 2002, 2001 and 2000, respectively. Net loan charge-offs for 2002, 2001 and 2000 were $588,000, $769,000 and $166,000, respectively. The provision for loan loss is a result of management's overall assessment of the loan portfolio and the adequacy of the allowance for loan losses.

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

      The following table shows the approximate effect on the subsidiary Bank's net interest income on a fully taxable equivalent basis as of December 31, 2002, assuming an increase or decrease of 200 basis points in interest rates (in thousands).

Change in Interest Rates        Estimated Net             Change in Net
     (basis points)            Interest Income           Interest Income

           +200                   $13,624                     (0.1)%
           +100                    13,835                      1.5
              0                    13,632                      0.0
           -100                    13,301                     (2.4)
           -200                    13,225                     (3.0)

      Another tool used to measure interest rate sensitivity is the cumulative gap analysis. The cumulative gap represents the net position of assets and liabilities subject to repricing in specified time periods. Deposit accounts without maturity dates are modeled based on historical run-off characteristics of these products in periods of rising rates. Loans and security maturities are based on contractural maturities. At December 31, 2002 the Company had a positive one-year cumulative gap position.

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

      As of December 31, 2002, the subsidiary Bank was in an asset sensitive position for one year, which means that more assets are scheduled to mature or reprice within the next year than liabilities. The subsidiary Bank is also in an asset sensitive position beyond one year.

      The following table shows the interest rate sensitivity gaps as of December 31, 2002 highlighting the gap percentages within one year.



                                                            Balance Maturing or Subject to Repricing (in Thousands)

                                                                     After 3 Mo.   After One
                                                       Within        But Within    But Within        After
                                                      3 Months         1 Year      Five Years     Five Years      Total

AT DECEMBER 31, 2002
Interest Earning Assets:
   Securities<F1>                                      $32,044        $38,108       $51,849        $31,536      $153,537
   Total Loans, net of unearned discount                42,450         19,714        60,852         63,248       186,264
   Other Earning Assets                                 23,408             --            --             --        23,408

      Total Earning Assets                              97,902         57,822       112,701         94,784       363,209

Fair Value Above Cost of Securities
   Available-for-Sale                                                                                              3,412
Other Assets                                                                                                      25,183

TOTAL ASSETS                                                                                                    $391,804

Interest-Bearing Liabilities:
   Savings, NOW and MMDA                               $63,826            $--           $--        $88,643      $152,469
   Time Deposits                                        22,565         44,731        53,024             --       120,320
   Other Interest-Bearing Liabilities                   22,966          1,287        10,413         18,023        52,689

      Total Interest-Bearing Liabilities               109,357         46,018        63,437        106,666       325,478

Demand Deposits                                                                                                   27,827
Other Liabilities & Equity                                                                                        38,499

TOTAL LIABILITIES & EQUITY                                                                                      $391,804

Interest Rate Sensitivity Gap                         ($11,455)       $11,804       $49,264       ($11,882)
Cumulative Interest Rate Sensitivity Gap              ($11,455)          $349       $49,613        $37,731       $37,731
                                                                          0.1%


<F1> Includes Available-for-Sale Securities and Investment Securities at
     amortized cost and FHLB and FRB stock at cost.




FIVE-YEAR FINANCIAL SUMMARY

(In thousands, except per share data)


December 31,                                                   2002          2001           2000           1999          1998

Consolidated statement of income data
Interest and dividend income:
    Loans                                                    $14,646       $15,785        $15,367        $12,816       $10,598
    Securities<F1>                                             7,042         7,942          7,980          6,623         5,603
    Federal funds sold and other                                 358           326            413            529           642

        Total interest and dividend income                    22,046        24,053         23,760         19,968        16,843

Interest expense:
    Deposits                                                   6,402         9,397         10,529          8,303         7,347
    Borrowings                                                 1,898         2,011          1,562            966           570

        Total interest expense                                 8,300        11,408         12,091          9,269         7,917

Net interest income                                           13,746        12,645         11,669         10,699         8,926
Provision for loan losses                                      1,165           525            219            180           220

Net interest income after provision
    for loan losses                                           12,581        12,120         11,450         10,519         8,706
Other income                                                   2,287         2,124          1,762          1,467         1,121
Other expenses                                                 8,419         8,403          7,932          7,299         5,224

Income before income taxes                                     6,449         5,841          5,280          4,687         4,603
Provision for income taxes                                     1,817         1,809          1,575          1,388         1,381

Net income                                                    $4,632        $4,032         $3,705         $3,299        $3,222

Per share data:
    Basic earnings per share                                   $2.05         $1.75          $1.56          $1.37         $1.34
    Diluted earnings per share                                  2.03          1.72           1.54           1.36          1.34
    Cash dividends paid                                         0.70          0.66           0.62           0.59          0.56
    Cash dividend payout ratio                                  34.1%         37.7%          39.8%          42.9%         41.7%
Selected year-end consolidated statement
    of condition data:
        Total assets                                        $391,804      $359,955       $339,306       $314,908      $255,568
        Securities<F1>                                       156,949       133,057        124,767        109,280       107,529
        Net loans                                            183,181       192,443        183,840        169,716       120,257
        Deposits                                             300,616       279,227        270,474        265,080       206,386
        Stockholders' equity<F1>                              36,884        34,649         33,993         31,285        31,511


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


CONSOLIDATED STATEMENTS OF CONDITION

(In thousands, except share data)


                                                                                       December 31,

                                                                            2002                         2001

ASSETS
Cash and cash equivalents
    Non-interest bearing                                                  $11,252                      $11,212
    Interest bearing                                                       12,508                          317
    Federal funds sold                                                     10,900                        8,200

        Total cash and cash equivalents                                    34,660                       19,729

Securities available for sale, at fair value                              144,219                      120,249

Investment securities, at cost (approximate fair value at
    December 31, 2002 - $9,975; at December 31, 2001 - $10,241)             9,569                        9,955

Investments required by law, stock in Federal Home Loan
    Bank of New York and Federal Reserve Bank of New
    York, at cost                                                           3,161                        2,853

Loans                                                                     201,017                      211,683
    Unearned income                                                       (14,753)                     (16,734)
    Allowance for loan losses                                              (3,083)                      (2,506)

        Net loans                                                         183,181                      192,443

Premises and equipment, net                                                 3,996                        3,420
Accrued interest receivable                                                 1,801                        1,661
Goodwill                                                                    3,960                        3,960
Other assets                                                                7,257                        5,685

        Total assets                                                     $391,804                     $359,955

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
    Demand (non-interest bearing)                                         $27,827                      $28,103
    Regular savings, NOW and money market accounts                        152,469                      130,311
    Certificates and time deposits of $100,000 or more                     29,663                       34,061
    Other time deposits                                                    90,657                       86,752

        Total deposits                                                    300,616                      279,227

Securities sold under agreements to repurchase                             13,570                       11,629
Notes payable - Federal Home Loan Bank                                     39,119                       32,989
Other liabilities                                                           1,615                        1,461

        Total liabilities                                                 354,920                      325,306

Commitments and contingent liabilities (Note 16)

STOCKHOLDERS' EQUITY
Common stock, $2.50 par value, 5,000,000 shares authorized,
    2,401,695 shares issued                                                 6,004                        6,004
Surplus                                                                     4,418                        4,418
Undivided profits                                                          30,517                       27,608
Accumulated other comprehensive income                                      1,299                          481
Treasury stock, at cost; 176,491 shares at December 31, 2002 and
    124,553 shares at December 31, 2001                                    (5,354)                      (3,862)

        Total stockholders' equity                                         36,884                       34,649

        Total liabilities and stockholders' equity                       $391,804                     $359,955


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)


                                                                               Years ended December 31,

                                                                        2002             2001              2000

INTEREST AND DIVIDEND INCOME
Interest and fees on loans                                            $14,646          $15,785           $15,367
Interest on federal funds sold                                            210              252               349
Interest on balances due from depository institutions                     148               74                64
Interest on securities available for sale                               6,364            7,063             6,953
Interest on investment securities                                         532              719               870
Dividends on FRB and FHLB stock                                           146              160               157

    Total interest and dividend income                                 22,046           24,053            23,760

INTEREST EXPENSE
Interest on deposits:
    Regular savings, NOW and money market accounts                      2,102            2,520             2,783
    Certificates and time deposits of $100,000 or more                    925            2,292             3,318
    Other time deposits                                                 3,375            4,585             4,428
Interest on securities sold under agreements to repurchase                606              584               433
Interest on other borrowings                                            1,292            1,427             1,129

    Total interest expense                                              8,300           11,408            12,091

NET INTEREST INCOME                                                    13,746           12,645            11,669
Provision for loan losses                                               1,165              525               219

NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                                                    12,581           12,120            11,450

OTHER INCOME
Income from fiduciary activities                                          174              178               184
Service charges on deposit accounts                                       622              630               473
Net gain on sales or calls of securities                                   33               15                --
Insurance commissions                                                     842              712               252
Other income                                                              616              589               853

    Total other income                                                  2,287            2,124             1,762

OTHER EXPENSES
Salaries and employee benefits                                          4,311            3,998             3,727
Occupancy expense, net                                                    501              502               455
Furniture and equipment expense                                           455              469               414
External data processing expense                                          924              897               733
Other expense                                                           2,228            2,537             2,603

    Total other expenses                                                8,419            8,403             7,932

INCOME BEFORE INCOME TAXES                                              6,449            5,841             5,280
Provision for income taxes                                              1,817            1,809             1,575

NET INCOME                                                             $4,632           $4,032            $3,705

Earnings per share
    Basic                                                               $2.05            $1.75             $1.56
    Diluted                                                              2.03             1.72              1.54


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)


                                                                                  Accumulated
                                                                                     Other                     Total
                                              Common                  Undivided  Comprehensive    Treasury  Stockholders'
                                               Stock       Surplus     Profits   Income/(Loss)      Stock      Equity

Balance at December 31, 1999                  $6,004       $4,415      $23,048      ($2,182)         $--       $31,285
Comprehensive income:
    Net income                                    --           --        3,705           --           --         3,705
    Other comprehensive income                    --           --           --        2,141           --         2,141

            Total comprehensive income                                                                           5,846

Treasury stock purchased (62,200 shares)          --           --           --           --       (1,755)       (1,755)

Treasury stock sold
    (exercise of 5,954 stock options)             --           --          (78)          --          168            90

Other                                             --            3           --           --           --             3

Cash dividends ($0.62 per share)                  --           --       (1,476)          --           --        (1,476)

Balance at December 31, 2000                   6,004        4,418       25,199          (41)      (1,587)       33,993
Comprehensive income:
    Net income                                    --           --        4,032           --           --         4,032
    Other comprehensive income                    --           --           --          522           --           522

        Total comprehensive income                                                                               4,554

Treasury stock purchased (105,765 shares)         --           --           --           --       (3,381)       (3,381)

Treasury stock sold
    (exercise of stock options
    and dividend reinvestment plan -
    37,458 shares)                                --           --         (103)          --        1,106         1,003

Cash dividends ($0.66 per share)                  --           --       (1,520)          --           --        (1,520)

Balance at December 31, 2001                   6,004        4,418       27,608          481       (3,862)       34,649
Comprehensive income:
    Net income                                    --           --        4,632           --           --         4,632
    Other comprehensive income                    --           --           --          818           --           818

        Total comprehensive income                                                                               5,450

Treasury stock purchased (85,886 shares)          --           --           --           --       (2,544)       (2,544)

Treasury stock sold
    (exercise of stock options
    and dividend reinvestment plan -
    33,948 shares)                                --           --         (144)          --        1,052           908

Cash dividends ($0.70 per share)                  --           --       (1,579)          --           --        (1,579)

Balance at December 31, 2002                  $6,004       $4,418      $30,517       $1,299      ($5,354)      $36,884


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)


                                                                                        Years ended December 31,

                                                                                2002              2001             2000

Cash flows from operating activities:
    Net income                                                                 $4,632            $4,032           $3,705
Adjustments to reconcile net income to net cash
    provided by operating activities:
    (Increase)/decrease in interest receivable                                   (140)              553             (466)
    Decrease/(increase) in other assets                                           462               140             (550)
    (Decrease)/increase in other liabilities                                     (318)             (250)             653
    Deferred income tax (benefit)/expense                                        (308)               32              238
    Goodwill amortization expense                                                  --               319              319
    Depreciation and other amortization expense                                   542               532              532
    Net increase in cash surrender value of bank-owned life insurance            (218)             (131)            (124)
    Amortization (accretion) of premiums/discounts on securities, net             388               (44)              49
    Net gain on securities transactions                                           (33)              (15)              --
    Provision for loan losses                                                   1,165               525              219
    Other                                                                          --                --                3

        Total adjustments                                                       1,540             1,661              870

        Net cash provided by operating activities                               6,172             5,693            4,575

Cash flows from investing activities:
    Purchase of investment securities                                          (2,124)           (1,719)          (5,627)
    Purchase of securities available for sale                                (104,966)          (84,387)         (32,260)
    Net purchase of FRB and FHLB stock                                           (308)             (584)            (281)
    Proceeds from maturities, paydowns and calls of
        investment securities                                                   2,499             7,415            3,396
    Proceeds from maturities, paydowns and calls of
        securities available for sale                                          82,255            71,899           21,920
    Proceeds from sale of securities available for sale                         1,021                --            1,043
    Net decrease/(increase) in loans                                            7,945            (9,432)         (14,718)
    Purchase of bank-owned life insurance                                      (2,850)               --               --
    Purchases of premises and equipment, net                                     (958)             (339)            (211)
    Net cash paid in acquisition                                                   --                --             (456)

        Net cash used by investing activities                                 (17,486)          (17,147)         (27,194)

Cash flows from financing activities:
    Net increase in deposits                                                   21,389             8,753            5,394
    Increase/(decrease) in securities sold under agreements
        to repurchase                                                           1,941              (159)           2,207
    Increase in notes payable - FHLB                                            6,130            11,649           13,167
    Treasury stock purchased                                                   (2,544)           (3,381)          (1,755)
    Cash dividends paid on common stock                                        (1,579)           (1,520)          (1,476)
    Proceeds from the sale of treasury stock                                      908             1,003               90

        Net cash provided by financing activities                              26,245            16,345           17,627

Net increase/(decrease) in cash and cash equivalents                           14,931             4,891           (4,992)
Cash and cash equivalents beginning of year                                    19,729            14,838           19,830

Cash and cash equivalents end of year                                         $34,660           $19,729          $14,838

Supplemental disclosures of cash flow information:
    Cash paid during the year:
        Interest                                                               $8,406           $11,523          $11,878
        Income taxes                                                            2,120             1,493            1,418

Supplemental schedule of noncash activities:
    Net reduction in loans resulting from transfers to real estate owned          $80              $211             $262
    Decrease in taxes payable due to exercise of non-qualified stock options       49               127               --
Fair value of non-cash assets acquired in acquisition                              --                --             $376
Fair value of liabilities assumed in acquisition                                   --                --              269


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

      Gains and losses on the disposition of securities are based on the amortized cost of the specific security sold. Amortization of premiums and accretion of discounts are recognized in interest income on a level-yield basis to the earlier of call or maturity date. At December 31, 2002 and 2001, the Company did not have any securities classified as trading securities.

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

      GOODWILL - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for business combinations accounted for using purchase accounting. FASB Statement No. 142, "Goodwill and Other Intangible Assets", requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite economic life would not be amortized, but would be reviewed for impairment on an annual basis. Statement No. 142 also requires additional disclosures pertaining to goodwill and intangible assets. The provisions of Statement No. 142 were required to be adopted starting with fiscal years beginning after December 15, 2001. Accordingly, the Company adopted the Statement on January 1, 2002. The Company performed the first of the required impairment tests of goodwill during the quarter ending March 31, 2002. Based on management's evaluation, the Company determined that no transitional impairment losses were required to be recognized as of January 1, 2002 as a cumulative effect of a change in accounting principle.

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

      STOCK-BASED COMPENSATION - The Company accounts for stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. FASB Statement No. 123, "Accounting for Stock-Based Compensation", encourages entities to recognize the fair value of all stock-based awards on the date of grant as compensation expense over the vesting period. Alternatively, Statement No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method defined in Statement No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by Statement No. 123.

      On October 20, 1998, the Company's shareholders approved the CNB Bancorp, Inc. Stock Option Plan (Stock Option Plan) which permits the issuance of options to selected employees. The primary objective of the Stock Option Plan is to provide employees with a proprietary interest in the Company and as an incentive to encourage such persons to remain with the Company. On April 16, 2002, the Company's shareholders approved the Long-Term Incentive Compensation Plan which provided the Company's Compensation Committee with the authority to grant stock options to employees, non-employee directors and consultants of the Company and its subsidiaries. Under the Stock Option Plan, 240,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. Under the Long-Term Incentive Compensation Plan, 225,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund both plans with treasury stock. Options under the plans may be either non-qualified stock options or incen-tive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of the grant. Options expire no later than ten years following the date of the grant.

      On June 26, 2001, 35,850 options were awarded at an exercise price of $32.50 per share. These options have a ten-year term with fifty percent vesting one year from the date of the grant and the remaining fifty percent vesting two years from the date of the grant. On June 24, 2002, 40,550 options were awarded at an exercise price of $29.43 per share. These options have a ten-year term with twenty-five percent vesting each year starting one year from the date of the grant.

      The fair value of each option grant, excluding the options granted in connection with the acquisition of Adirondack, is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2002 and 2001: dividend yield of 2.41% and 2.11%, respectively; expected volatility of 15.8% and 18.8%, respectively; risk free interest rate of 4.19% and 4.81%, respectively; and an expected life of five years for grants awarded in both years. Based on the aforementioned assumptions, the Company has estimated that the fair value of the options granted on June 24, 2002 was $4.71 and the options granted on June 26, 2001 was $6.60.

      The Company applies APB Opinion No. 25 in accounting for its stock options and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its stock options under Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended December 31 (in thousands, except per share data):

                                      2002        2001        2000

Net income:
     As reported                    $4,632      $4,032       3,705
     Pro forma                       4,471       3,912       3,526
Basic earnings per share:
     As reported                      2.05        1.75        1.56
     Pro forma                        1.98        1.70        1.48
Diluted earnings per share:
     As reported                      2.03        1.72        1.54
     Pro forma                        1.96        1.67        1.47

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

      TREASURY STOCK - Treasury stock is recorded at cost. During 2002, the Company purchased 85,886 shares of treasury stock at an average cost of $29.62. Also during 2002, the Company sold 33,948 shares at an average price of $26.75 as a result of the exercise of stock options and the dividend reinvestment plan.

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

      TRUST ASSETS - Assets held in fiduciary or agency capacities for customers of the subsidiary Bank are not included in the accompanying consolidated statements of condition as such assets are not assets of the subsidiary Bank. Trust assets under management totaled $28.5 million as of December 31, 2002.

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

      RECENT ACCOUNTING PRONOUNCEMENTS - The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective January 1, 2001. Statement No. 133, as amended by Statement No. 137 and Statement No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As of January 1, 2001 and during the year of 2001, the Company did not have any derivative instruments or derivative instruments embedded in other contracts. Therefore, the adoption of SFAS No. 133, as amended, did not have any effect on the Company's consolidated financial statements.

      In July 2001, the FASB issued Statement No. 141, "Business Combinations". Statement No. 141 supercedes Accounting Principles Board ("APB") No. 16, "Business Combinations", and requires all business combinations to be accounted for under the purchase method of accounting, thus eliminating the pooling of interests method of accounting. The Statement did not change many of the provisions of APB No. 16 related to the application of the purchase method. However, the Statement does specify criteria for recognizing intangible assets separate from goodwill and requires additional disclosures regarding business combinations. The Statement is effective for business combinations initiated after June 30, 2001.

      In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The Company does not expect the adoption of this pronouncement to have a material effect on its consolidated financial statements.

      In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted the provisions of Statement No. 144 effective January 1, 2002. The adoption of this pronouncement did not have a material effect on the Company's consolidated financial statements.

      In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Statement No. 145 rescinds Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", which required gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of Statement No. 145, companies will be required to apply the criteria in APB Opinion No. 30 in determining the classification of gains and losses resulting from the extinguishment of debt. Additionally, Statement No. 145 amends Statement No. 13, "Accounting for Leases", to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The provisions of Statement No. 145 related to the rescission of Statement No. 4 are effective for fiscal years beginning after May 15, 2002. All other provisions of Statement No. 145 are effective for transactions occurring and/or financial statements issued on or after May 15, 2002. The implementation of the Statement No. 145 provisions which were effective May 15, 2002 did not have any effect on the Company's consolidated financial statements. The implementation of the remaining provisions is not expected to have a material impact on the Company's consolidated financial statements.

      In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company will review the impact of applying this standard to any exit or disposal activities initiated after December 31, 2002.

      In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions". This statement amends Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions", Statement No. 144, and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this statement removes acquisitions of financial institutions from the scope of both Statement No. 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with Statement No. 141 and Statement No. 142. In addition, this statement amends Statement No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions. The provisions of this statement are to be applied retroactively to January 1, 2002 and are effective after September 30, 2002. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

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

Note 2: EARNINGS PER SHARE

      The following sets forth certain information regarding the calculation of basic and diluted earnings per share (EPS) for the years ended December 31 (in thousands, except per share data):

                                           2002       2001        2000

Net income                               $4,632     $4,032      $3,705

Weighted average common
  shares outstanding                      2,257      2,303       2,377
Dilutive effect of potential
  common shares related to
  stock based compensation plans             24         39          27

Weighted average common shares
  including potential dilution            2,281      2,342       2,404

Basic earnings per share                  $2.05      $1.75       $1.56
Diluted earnings per share                $2.03      $1.72       $1.54

      There were 74,400 and 35,850 antidilutive stock options outstanding at December 31, 2002 and 2001, respectively. There were no antidilutive stock options outstanding at December 31, 2000.

      The following adjusts reported net income and earnings per share to consistently reflect the provisions of SFAS No. 142 for the years ended December 31 (in thousands, except per share data):

                                              2002         2001        2000
Net income:
     As reported                            $4,632       $4,032      $3,705
     Add back: Goodwill amortization            --          319         319

     Adjusted net income                    $4,632       $4,351      $4,024

Basic EPS:
     As reported                             $2.05        $1.75       $1.56
     Add back: Goodwill amortization            --         0.14        0.13

     Adjusted basic EPS                      $2.05        $1.89       $1.69

Diluted EPS:
     As reported                             $2.03        $1.72       $1.54
     Add back: Goodwill amortization            --         0.14        0.13

     Adjusted diluted EPS                    $2.03        $1.86       $1.67

Note 3: RESERVE REQUIREMENTS

      The subsidiary Bank is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and cash equivalents, was approximately $4,282,000 and $3,993,000 at December 31, 2002 and 2001, respectively.

Note 4: SECURITIES AVAILABLE FOR SALE

      The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities available for sale as of December 31 are as follows (in thousands):



                                                                                   2002

                                                                           Gross           Gross           Estimated
                                                       Amortized        Unrealized      Unrealized           Fair
                                                         Cost              Gains          Losses             Value

Debt securities available for sale:
  U.S. Treasury securities                               $2,117              $70            $--              $2,187
  Obligations of U.S. Government agencies                95,637            1,813             32              97,418
  Collateralized mortgage obligations:
     U.S. Government agencies                             9,211               83              4               9,290
     Corporate securities                                   719               --              7                 712
  Other corporate securities                              7,645              253            334               7,564
  Obligations of state and political subdivisions        24,268            1,421             --              25,689

     Total debt securities available for sale           139,597            3,640            377             142,860

Equity securities available for sale:
  Corporate securities                                    1,210              149             --               1,359

     Total equity securities available for sale           1,210              149             --               1,359

         Total securities available for sale           $140,807           $3,789           $377            $144,219





                                                                                   2001

                                                                           Gross           Gross           Estimated
                                                       Amortized        Unrealized      Unrealized           Fair
                                                         Cost              Gains          Losses             Value

Debt securities available for sale:
  U.S. Treasury securities                               $2,130              $32            $--              $2,162
  Obligations of U.S. Government agencies                61,941              572            214              62,299
  Collateralized mortgage obligations:
     U.S. Government agencies                            22,415              124            145              22,394
     Corporate securities                                 1,055               --              3               1,052
  Other corporate securities                              8,123              215            206               8,132
  Obligations of state and political subdivisions        22,687              462            114              23,035

     Total debt securities available for sale           118,351            1,405            682             119,074

Equity securities available for sale:
  Corporate securities                                    1,110               65             --               1,175

     Total equity securities available for sale           1,110               65             --               1,175

         Total securities available for sale           $119,461           $1,470           $682            $120,249


      The amortized cost and estimated fair value of debt securities available for sale at December 31, 2002, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Collateralized mortgage obligations are included in this schedule based on the contractual maturity date.

                                                   Amortized       Estimated
                                                     Cost         Fair Value

Due in one year or less                              $2,672          $2,691
Due after one year through five years                23,366          23,769
Due after five years through ten years               31,530          32,685
Due after ten years                                  82,029          83,715

     Total debt securities available for sale      $139,597        $142,860

      Proceeds from sales of securities available for sale during 2002 and 2000 were $1,021,000 and $1,043,000, respectively. There were no sales of securities available for sale during 2001. Gross gains in 2002 were $31,000. There were no losses in 2002. There were no gains or losses on sales during 2000.

      The fair value of all securities available for sale pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2002 and 2001 were $88,123,000 and $79,848,000, respectively.
Actual deposits secured by these securities at December 31, 2002 and 2001 were $45,504,000 and $44,286,000, respectively. Repurchase agreements secured by these securities at December 31, 2002 and 2001 were $13,570,000 and $11,629,000, respectively.

Note 5: INVESTMENT SECURITIES

      The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities as of December 31 are as follows (in thousands):



                                                                                   2002

                                                                            Gross           Gross          Estimated
                                                        Amortized        Unrealized      Unrealized          Fair
                                                          Cost              Gains          Losses            Value

Obligations of U.S. Government agencies                     $15              $--            $--                 $15
Obligations of states and political subdivisions          7,554              413              7               7,960
Corporate securities                                      2,000               --             --               2,000

     Total investment securities                         $9,569             $413             $7              $9,975





                                                                                   2001

                                                                            Gross           Gross          Estimated
                                                        Amortized        Unrealized      Unrealized          Fair
                                                          Cost              Gains          Losses            Value

Obligations of U.S. Government agencies                     $42               $1            $--                 $43
Obligations of states and political subdivisions          7,913              289              4               8,198
Corporate securities                                      2,000               --             --               2,000

     Total investment securities                         $9,955             $290             $4             $10,241


      The amortized cost and estimated fair value of investment securities at December 31, 2002, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Amortized         Estimated
                                                 Cost           Fair Value

Due in one year or less                         $1,785            $1,802
Due after one year through five years            2,821             3,016
Due after five years through ten years           2,314             2,486
Due after ten years                              2,649             2,671

     Total investment securities                $9,569            $9,975


      There were no sales of investment securities during 2002, 2001 and 2000. In 2002 and 2001, municipal issues called at premium produced gains of $2,000 and $15,000, respectively. No municipal issues were called at premiums during 2000.

      The amortized cost of all investment securities pledged to secure public deposits as required by law at December 31, 2002 and 2001 were $2,822,000 and $4,078,000, respectively. Actual deposits secured by these securities at December 31, 2002 and 2001 were $2,696,000 and $3,699,000, respectively.

Note 6: LOANS

      Loans are comprised of the following at December 31 (in thousands):

                                                2002                2001

Commercial and commercial real estate         $51,313             $48,979
Residential real estate                        80,616              85,977
Installment                                    69,088              76,727

     Total loans                             $201,017            $211,683

      Non-accrual loans at December 31, 2002, 2001 and 2000 were $1,620,000, $374,000 and $936,000, respectively. The difference between the interest collected on these loans and recognized as income, and the amounts which would have been accrued is not significant. There were loans ninety days past due and still accruing interest of $67,000, $159,000 and $210,000 as of December 31, 2002, 2001 and 2000, respectively.

      As of December 31, 2002 and 2001, respectively, there were $1,620,000 and $374,000 of commercial loans that were placed on non-accrual status and were classified as impaired loans. As of December 31, 2002 and 2001, $324,000 and $40,000 of the allowance for loan losses was allocated to the impaired loans, respectively. During 2002, 2001 and 2000, the average balance of impaired loans was $665,000, $601,000 and $1,188,000, respectively. Interest income of $58,000, $17,000 and $103,000 was recognized on impaired loans during 2002, 2001 and 2000, respectively.

      The subsidiary Bank's primary business area consists of the Counties of Fulton and Saratoga and, therefore, there are certain concentrations of loans and loan commitments within that geographic area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of this region. At December 31, 2002 and 2001, the only area of industry concentration that existed within the subsidiary Bank's commitments were to the leather and leather-related industries. Outstanding commitments to this segment were $4.3 million as of December 31, 2002 and $4.2 million as of December 31, 2001. These figures represent 17.7% and 14.4% of the total loan commitments outstanding at the end of each respective year. Loans outstanding to this segment were $4.2 million as of December 31, 2002 and $5.3 million as of December 31, 2001. These figures represent 2.1% and 2.5% of gross loans outstanding at the end of each respective year.

      In the ordinary course of business, the subsidiary Bank has made loans to certain directors and executive officers of the Company, its subsidiaries, and other related parties. Such transactions are on substantially the same terms, including interest rates and collateral on loans, as comparable transactions made to others. Total loans to these persons and companies on December 31, 2002 and 2001 amounted to $4,664,000 and $3,956,000, respectively. During 2002, $3,413,000 of new loans were made and repayments totaled $2,705,000.

Note 7: ALLOWANCE FOR LOAN LOSSES

      A summary of the changes in the allowance for loan losses is as follows (in thousands):

                                          2002           2001          2000

Balance at beginning of year            $2,506         $2,750        $2,697
Provision charged to income              1,165            525           219
Loans charged off                         (723)          (996)         (239)
Recoveries of loans charged off            135            227            73

Balance at end of year                  $3,083         $2,506        $2,750

Note 8: PREMISES AND EQUIPMENT

      Premises and equipment at December 31 are as follows (in thousands):

                                                         2002          2001

Land                                                     $687          $687
Premises and leasehold improvements                     3,995         3,306
Equipment, furniture and fixtures                       3,174         2,905

                                                        7,856         6,898
Less: Accumulated depreciation                         (3,860)       (3,478)

     Total premises and equipment                      $3,996        $3,420

      Depreciation expense amounted to $382,000, $351,000 and $347,000 for the years 2002, 2001 and 2000, respectively.

Note 9: TIME DEPOSITS

      The approximate amount of contractual maturities of time deposit accounts for the years subsequent to December 31, 2002 are as follows (in thousands):

Years ended December 31,

          2003                                   $67,296
          2004                                    43,268
          2005                                     4,084
          2006                                     4,266
          2007                                     1,406

          Total                                 $120,320

Note 10: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

      For the years ended December 31, 2002 and 2001, the average balance of Securities Sold Under Agreements to Repurchase was $12,436,000 and $10,971,000, respectively. The highest month end balances for these borrowings during 2002 and 2001 were $13,570,000 and $11,629,000, respectively. The average rate paid for these borrowings during 2002 and 2001 was 4.87% and 5.33%, respectively.

      The underlying securities associated with customer repurchase agreements are under the control of the subsidiary Bank. All customer repurchase agreements at December 31, 2002 matured within two days. The underlying securities associated with repurchase agreements with the Federal Home Loan Bank (FHLB) are held in a collateral account for our account until maturity of the agreements. All FHLB repurchase agreements have stated maturities of ten years or less.

Note 11: NOTES PAYABLE - FEDERAL HOME LOAN BANK

      Information on the borrowings is summarized as follows (dollars in thousands):

                    Floating Rate and Fixed Rate Advances

                     Balance at           Interest Rate as
Maturity Date     December 31, 2002     of December 31, 2002       Call Date

 12/08/2003            $1,000                  4.870%              03/07/2003
 02/03/2004             1,000                  4.800               02/03/2003
 01/27/2005             1,000                  6.150               01/27/2003
 11/22/2005             2,000                  5.920               02/22/2003
 12/13/2010             2,000                  5.090               03/13/2003
 01/11/2011             2,000                  4.600               01/11/2003
 01/11/2011             2,000                  4.910               01/11/2004
 02/28/2011             1,000                  4.460               02/28/2003
 03/08/2011             2,000                  4.820               03/08/2004
 05/02/2011             2,000                  4.720               04/30/2004
 11/28/2011             1,000                  4.020               11/28/2004
 03/19/2012             2,000                  4.410               03/18/2005
 06/23/2003*            2,000                  1.449                    *
 11/28/2003*            1,000                  1.470                    *
 02/05/2004*            1,000                  1.759                    *
 05/14/2004*            2,000                  1.440                    *
 06/15/2004*            1,000                  1.390                    *
 04/18/2005*            2,000                  1.833                    *
 05/02/2005*            2,000                  1.770                    *
 06/15/2005*            2,000                  1.460                    *
 07/12/2005*            2,000                  1.714                    *
 07/15/2005*            1,000                  1.804                    *
 08/30/2005*            1,000                  1.443                    *
 10/31/2005*            1,000                  1.878                    *
 05/23/2007*            1,500                  1.604                    *

     Total            $38,500

* These borrowings are non-callable but retain a monthly or quarterly repricing frequency to the current 1-month or 3-month LIBOR rate plus or minus 0 to 18 basis points. The interest on these borrowings is calculated on an actual/360-day basis and is payable monthly or quarterly to the Federal Home Loan Bank depending on the repricing frequency.

                    Monthly Amortizing Fixed Rate Advances

                           Balance at             Interest Rate as
Maturity Date           December 31, 2002       of December 31, 2002

10/28/2003                  $    81                    5.038%
11/10/2003                      222                    5.412
10/28/2005                      185                    5.228
10/28/2008                      131                    5.436

         Total              $   619

      These borrowings call for monthly payments of principal and interest of approximately $35,000 per month. Interest on these advances is calculated on a 30/360 day basis.

      At December 31, 2002 and 2001, the subsidiary Bank had available lines of credit with correspondent banks and the Federal Home Loan Bank of $123,291,000 and $112,708,000, respectively. Advances on these lines are secured by the subsidiary Bank's real estate mortgages, investment securities, available-for-sale securities and Federal Home Loan Bank stock. At December 31, 2002 and 2001, advances outstanding on these lines with the Federal Home Loan Bank were $39,119,000 and $32,989,000, respectively.

Note 12: EMPLOYEE BENEFIT PLANS

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

                                                       2002           2001
Change in projected benefit obligation:
     Projected benefit obligation
       at beginning of year                          $4,115         $3,467
     Service cost                                       200            171
     Interest cost                                      271            264
     Benefits paid                                     (213)          (209)
     Expenses paid                                      (32)           (28)
     Assumption changes and other                       738            450

     Projected benefit obligation
       at end of year                                 5,079          4,115

Change in plan assets:
     Fair value of plan assets
       at beginning of year                           4,078          4,444
     Actual loss on plan assets                        (211)          (364)
     Employer contribution                               --            235
     Benefits paid                                     (213)          (209)
     Expenses paid                                      (32)           (28)

     Fair value of plan assets at end of year         3,622          4,078

     Funded status                                   (1,457)           (37)
     Unrecognized net actuarial loss                  1,989            908
     Unrecognized prior service cost                    281            106
     Unrecognized transition asset                       (1)            (2)

     Prepaid pension cost                              $812           $975

Amounts recognized in the consolidated
  statements of condition consist of:
     Prepaid pension cost                              $812           $975
     Additional minimum liability                    (1,565)            --
     Intangible asset                                   281             --
     Accumulated other comprehensive
       loss (pre-tax basis)                           1,284             --

     Prepaid pension cost                              $812           $975

Weighted average assumptions as of September 30
     Discount rate                                     6.25%          6.75%
     Rate of compensation increase                     4.00           4.00
     Expected return on plan assets                    8.50           8.50



                                                              2002                    2001                   2000

Components of net periodic pension cost:
     Service cost                                             $200                    $171                   $173
     Interest cost                                             271                     264                    239
     Expected return on plan assets                           (344)                   (375)                  (338)
     Amortization of loss from earlier periods                  31                      --                     --
     Amortization of unrecognized prior service cost             6                      (2)                    (2)
     Amortization of unrecognized transition asset              (1)                     (1)                    (1)

     Net periodic pension cost                                $163                     $57                    $71


      The subsidiary Bank has a Supplemental Executive Retirement Plan for key management personnel. The subsidiary Bank's expense for the years ended December 31, 2002, 2001 and 2000 was approximately $60,000, $58,000 and
$62,000, respectively.

      The subsidiary Bank has also established a Supplemental Life Insurance Plan/Split Dollar for all officers, vice president and above, with at least ten years of service to the Company. Under the terms of this plan, upon the death of a participant, the beneficiary receives an amount equal to three times the final year's salary of the participant. The subsidiary Bank has invested approximately $5.1 million for this coverage and is receiving an annual tax-free return. The cash surrender value of the bank-owned life insurance is included in other assets and was approximately $5.8 million and $2.7 million as of December 31, 2002 and December 31, 2001, respectively.

      Profit Sharing Plan - The subsidiary Bank has a non-contributory profit sharing plan under which contributions are made by the subsidiary Bank to a separate trust for the benefit of the subsidiary Bank's participating employees. Annual contributions to the plan are determined by the board of directors of the subsidiary Bank. Contributions are accrued during the year and are distributed December 31st of each year. The subsidiary Bank's contribution to the plan for 2002, 2001 and 2000 was $152,000, $146,000 and $140,000, respectively.

      Other than certain life insurance benefits which are provided to a closed group of retirees, the Company does not provide post-retirement benefits to employees. The costs associated with the life insurance to the closed group of retirees is not significant in 2002, 2001 or 2000.

Note 13: STOCK OPTIONS

      A summary of the status of the Company's stock option plans as of December 31, 2002, 2001 and 2000 and changes during the years then ended is presented below:



                                                2002                         2001                         2000

                                                 Weighted Average             Weighted Average             Weighted Average
                                       Shares     Exercise Price    Shares     Exercise Price    Shares     Exercise Price

Options:
     Outstanding at
       beginning of year               231,258        $25.32        232,115        $23.83        238,069        $23.61
     Granted                            40,550         29.43         35,850         32.50             --            --
     Exercised                         (22,047)        23.35        (34,968)        22.72         (5,954)        15.22
     Cancelled                          (2,000)        32.50         (1,739)        26.25             --            --

     Outstanding at year-end           247,761         26.11        231,258         25.32        232,115         23.83

     Exercisable at year-end           185,657        $25.08        181,163        $24.70        160,046        $24.21


      The following table summarizes information about the Company's stock options at December 31, 2002:

                                         Weighted Average
Exercise                                     Remaining
  Price            Outstanding             Contract Life         Exercisable

 $29.43               40,550                 9.5 years                  --
  32.50               33,850                 8.5 years              16,925
  26.25              103,990                 6.3 years             103,990
  23.67               46,228                 5.8 years              46,228
  15.22               23,143                 5.7 years              18,514

                     247,761                                       185,657

Note 14: INCOME TAXES

      The following is a summary of the components of income tax expense for the years ended December 31 (in thousands):

                                                 2002        2001        2000

Current tax expense:
     Federal                                   $1,861      $1,567      $1,207
     State                                        264         210         130

     Total current tax expense                  2,125       1,777       1,337

Deferred tax (benefit) expense:
     Federal                                     (249)         26         218
     State                                        (59)          6          20

     Total deferred tax (benefit) expense        (308)         32         238

Provision for income taxes                     $1,817      $1,809      $1,575

      The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows (in thousands):



                                                            2002                  2001                  2000

                                                                 % of                  % of                  % of
                                                                Pretax                Pretax                Pretax
                                                     Amount     Income     Amount     Income     Amount     Income

Tax expense at statutory rate                        $2,193      34.0%     $1,986      34.0%     $1,795      34.0%
Increase (decrease) resulting from:
     Tax-exempt interest income                        (533)     (8.2)       (506)     (8.7)       (487)     (9.2)
     State tax expense, net of federal deductions       135       2.1         140       2.4         107       2.0
     Interest expense incurred to carry
        tax-exempt bonds                                 47       0.7          63       1.1          67       1.3
     Amortization of goodwill                            --        --         129       2.2         125       2.4
     Other                                              (25)     (0.4)         (3)       --         (32)     (0.7)

Provision for income taxes                           $1,817      28.2%     $1,809      31.0%     $1,575      29.8%


      Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, are as follows (in thousands):

                                                         2002       2001
Deferred tax assets:
     Allowance for loan losses                         $1,201       $976
     Director's deferred compensation                       9          9
     Accrued pension liability                            168        146
     Purchase accounting adjustments                       32         33
     ORE writedown                                         --          4
     Covenant not to compete                               55         34
     Loan fees                                             15         19

        Total gross deferred tax assets                 1,480      1,221

Deferred tax liabilities:
     Premises and equipment, primarily due to
       accelerated depreciation                           (54)       (69)
     Securities discount accretion                        (68)       (80)
     Prepaid pension cost                                (370)      (380)
     Purchase accounting adjustments                     (164)      (176)

        Total gross deferred tax liabilities             (656)      (705)

        Net deferred tax asset end of year                824        516
        Net deferred tax asset beginning of year          516        548

Deferred tax (benefit)/expense                          ($308)       $32

      In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $1,329,000 at December 31, 2002 related to the unrealized gain on securities available for sale as of December 31, 2002 and a deferred tax asset of $500,000 related to the recognition of a minimum pension liability as of December 31, 2002. The Company had a deferred tax liability of $307,000 at December 31, 2001 related to the unrealized gain on securities available for sale as of December 31, 2001.

      Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 2002 and 2001 will be realized.

Note 15: COMPREHENSIVE INCOME

      Comprehensive income represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale and minimum pension liability adjustments. The Company has reported its comprehensive income or loss for 2002, 2001 and 2000 in the consolidated statements of changes in stockholders' equity.

      The Company's other comprehensive income consisted of the following components for the years ended December 31 (in thousands):



                                                                                 2002              2001             2000

Net unrealized holding gains arising during the year, net of taxes
     of ($1,034) in 2002, ($333) in 2001 and ($1,366) in 2000                  $1,621              $522           $2,141

Reclassification adjustment for net realized gains included in
     income, net of taxes of $12 in 2002, $0 in 2001 and $0 in 2000               (19)               --               --

Minimum pension liability adjustment, net of taxes of $500 in 2002,
     $0 in 2001 and $0 in 2000                                                   (784)               --               --

Other comprehensive income                                                       $818              $522           $2,141


Note 16: COMMITMENTS AND CONTINGENT LIABILITIES

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

      Contract amounts of financial instruments that represent credit risk as of December 31, 2002 and 2001 at fixed and variable rates are as follows (in thousands):

                                                   2002

                                  Fixed          Variable            Total
Commitment and unused
  lines of credit:
     Home equity loans              $--            $4,516           $4,516
     Commercial loans             1,024            15,994           17,018
     Overdraft loans              1,377                --            1,377
     Mortgage loans               1,379                --            1,379

                                  3,780            20,510           24,290
Standby letters of credit            --               261              261

Total commitments                $3,780           $20,771          $24,551


                                                   2001

                                  Fixed          Variable            Total
Commitment and unused
  lines of credit:
     Home equity loans              $--            $4,571           $4,571
     Commercial loans             2,850            18,153           21,003
     Overdraft loans              1,390                --            1,390
     Mortgage loans               1,866                --            1,866

                                  6,106            22,724           28,830
Standby letters of credit            --               125              125

Total commitments                $6,106           $22,849          $28,955

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


      In November 2002, the FASB issued FASB Interpretation No. 45 (FIN No.
45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34". FIN No. 45 requires certain new disclosures and potential liability-recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit.

      The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $261,000 at December 31, 2002 and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2002 was insignificant.

      The Company and its subsidiaries may, from time to time, be defendants in legal proceedings relating to the conduct of their business. In the best judgments of management, the consolidated financial position of the Company and its subsidiaries would not be affected materially by the outcome of any pending legal proceedings.

Note 17: REGULATORY CAPITAL REQUIREMENTS

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

      The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about capital components, risk weightings and other factors.

      As of December 31, 2002 and 2001, the Company and the subsidiary Bank met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the subsidiary Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the subsidiary Bank's capital classification.

      The following is a summary of the actual capital amounts and ratios as of December 31, 2002 and 2001 for the Company (consolidated) and the subsidiary Bank (in thousands):



                                                           2002                                     2001

                                                 Amount              Ratio                Amount              Ratio

Consolidated
     Leverage (Tier 1) capital                   $30,619              7.9%                $29,961              8.4%
     Risk-based capital:
        Tier 1                                    30,619             14.9                  29,961             14.7
        Total                                     33,266             16.2                  32,496             16.0

Subsidiary Bank
     Leverage (Tier 1) capital                   $28,995              7.5%                $28,466              8.0%
     Risk-based capital:
        Tier 1                                    28,995             14.1                  28,466             14.0
        Total                                     31,620             15.3                  30,981             15.3


Note 18: PARENT COMPANY ONLY FINANCIAL INFORMATION

      The following presents the financial condition of the Parent Company as of December 31, 2002 and 2001 and the results of its operations and cash flows for the years ended December 31, 2002, 2001 and 2000 (in thousands):

               CONDENSED STATEMENTS OF CONDITION (Parent only)

                                                            At December 31,

                                                           2002         2001

ASSETS
     Cash                                                   $392         $314
     Securities available for sale, at fair value            169          156
     Investment in subsidiaries                           36,346       34,197

        Total assets                                     $36,907      $34,667

LIABILITIES AND STOCKHOLDERS'  EQUITY
     Deferred taxes payable - FASB No. 115                   $23          $18

        Total liabilities                                     23           18

STOCKHOLDERS' EQUITY
     Common stock                                         $6,004       $6,004
     Surplus                                               4,418        4,418
     Undivided profits                                    30,517       27,608
     Treasury stock, at cost                              (5,354)      (3,862)
     Accumulated other comprehensive income                1,299          481

        Total stockholders' equity                        36,884       34,649

        Total liabilities and stockholders' equity       $36,907      $34,667

                 CONDENSED STATEMENTS OF INCOME (Parent only)

                                                    Years ended December 31,

                                                  2002        2001       2000
Income
     Dividends from subsidiaries                $3,312      $4,025     $4,718
     Dividends on securities
       available for sale                            6           6          4

        Total dividend income                    3,318       4,031      4,722

Expenses
     Salaries and employee benefits                 --          --          3
     Other expense                                  38          49         19

        Total expenses                              38          49         22

Income before income taxes
  and equity in/(distributions
  in excess of) undistributed
  net income of subsidiaries                     3,280       3,982      4,700

Income tax benefit                                  13          17         30

Income before equity in (distribution
  in excess of) undistributed
  net income of subsidiaries                     3,293       3,999      4,730
Equity in/(distribution in excess of)
  undistributed net income of subsidiaries       1,339          33     (1,025)

Net income                                      $4,632      $4,032     $3,705



               CONDENSED STATEMENTS OF CASH FLOWS (Parent only)


                                                                            Years ended December 31,

                                                              2002                    2001                   2000

Cash flows from operating activities:
     Net income                                             $4,632                  $4,032                 $3,705
     Decrease/(increase) in other assets                        --                      30                    (30)
     (Decrease)/increase in other liabilities                   --                      (6)                     6
     Other                                                      --                      --                      3
     (Equity in)/distributions in excess of undistributed
        net income                                          (1,339)                    (33)                 1,025

Net cash provided by operating activities                    3,293                   4,023                  4,709

Cash flows from investing activities:
     Purchase of Hathaway Agency, Inc.                          --                      --                 (1,433)
     Purchase of available for sale securities                  --                      --                   (110)
     Proceeds from sales of available for sale securities       --                      --                     50

Net cash used by investing activities                           --                      --                 (1,493)

Cash flows from financing activities:
     Proceeds from the sale of treasury stock                  908                   1,003                     90
     Treasury stock purchased                               (2,544)                 (3,381)                (1,755)
     Cash dividends paid on common stock                    (1,579)                 (1,520)                (1,476)

Net cash used by financing activities                       (3,215)                 (3,898)                (3,141)

Net increase in cash                                            78                     125                     75

Cash beginning of period                                       314                     189                    114

Cash end of period                                            $392                    $314                   $189


Note 19: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Financial Instruments

      The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):



                                                                   2002                               2001

                                                          Carrying       Estimated           Carrying       Estimated
                                                           Amount       Fair Value            Amount       Fair Value

Financial Assets:
     Cash and cash equivalents                             $34,660        $34,660             $19,729        $19,729
     Securities available for sale<F1>                     147,380        147,380             123,102        123,102
     Investment securities                                   9,569          9,975               9,955         10,241
     Loans (net of unearned income)                        186,264        188,493             194,949        195,389
        Less allowance for loan losses                       3,083             --               2,506             --

           Net loans                                       183,181        188,493             192,443        195,389

     Accrued interest receivable                             1,801          1,801               1,661          1,661

Financial Liabilities:
     Deposits
        Non-interest bearing demand                        $27,827        $27,827             $28,103        $28,103
        Savings, NOW and money market                      152,469        152,469             130,311        130,311
        Certificates of deposit and other time             120,320        122,080             120,813        122,679

           Total deposits                                  300,616        302,376             279,227        281,093

        Securities sold under agreements to repurchase      13,570         13,918              11,629         11,873
        Notes Payable - FHLB                                39,119         39,470              32,989         33,372
        Accrued interest payable                               326            326                 432            432


<F1> Includes investments required for membership in FRB and FHLB.



INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CNB Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of CNB Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Albany, New York
January 31, 2003

UNAUDITED INTERIM FINANCIAL INFORMATION

(In thousands, except per share data)

      The following is a summary of unaudited quarterly financial information for each quarter of 2002 and 2001.



                                                                               THREE MONTHS ENDED

                                                        March 31, 2002    June 30, 2002    Sept. 30, 2002     Dec. 31, 2002

Total interest and dividend income                          $5,619            $5,588           $5,539            $5,300
Total interest expense                                       2,109             2,118            2,093             1,980

Net interest income                                          3,510             3,470            3,446             3,320

Provision for loan losses                                      310               225              355               275

Noninterest income                                             700               482              634               471
Noninterest expense                                          2,069             2,143            2,007             2,200

Income before income taxes                                   1,831             1,584            1,718             1,316
Provision for income taxes                                     550               453              494               320

Net income                                                  $1,281            $1,131           $1,224              $996

Earnings per share:
    Basic                                                    $0.56             $0.50            $0.54             $0.45
    Diluted                                                   0.55              0.49             0.54              0.44





                                                                               THREE MONTHS ENDED

                                                        March 31, 2001    June 30, 2001    Sept. 30, 2001     Dec. 31, 2001

Total interest and dividend income                          $6,100            $6,128           $6,065            $5,760
Total interest expense                                       3,061             3,061            2,884             2,402

Net interest income                                          3,039             3,067            3,181             3,358

Provision for loan losses                                      140                70              185               130

Noninterest income                                             611               544              531               438
Noninterest expense                                          2,055             2,092            2,016             2,240

Income before income taxes                                   1,455             1,449            1,511             1,426
Provision for income taxes                                     450               448              477               434

Net income                                                  $1,005            $1,001           $1,034              $992

Earnings per share:
    Basic                                                    $0.43             $0.43            $0.46             $0.44
    Diluted                                                   0.42              0.43             0.45              0.43


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

MARKET AND DIVIDEND INFORMATION
CNB BANCORP, INC.

    The common capital stock - $2.50 par value is the only registered security of the Company and is inactively traded. The range of prices of this security known to management based on records of the Company and as supplied by Ryan, Beck and Co. on a quarterly basis and the quarterly cash dividends paid for the most recent two years are shown below:



                                                                      2002

                                         High               Low                Close          Dividend Paid

First Quarter                           $33.500           $29.500             $32.500             $ .17
Second Quarter                           33.300            29.850              29.900               .17
Third Quarter                            29.900            26.700              27.000               .18
Fourth Quarter                           28.000            23.500              26.500               .18

Number of shareholders on December 31                      693





                                                                      2001

                                         High               Low                Close          Dividend Paid

First Quarter                           $29.875           $27.750             $29.125             $ .16
Second Quarter                           34.000            28.000              33.000               .16
Third Quarter                            38.750            32.500              32.500               .17
Fourth Quarter                           35.000            29.500              29.500               .17

Number of shareholders on December 31                      692


A copy of Form 10K (Annual Report) for 2002, filed with the Securities and Exchange Commission by the Company, is available to shareholders free of charge by written request to:

George A. Morgan, Vice President and Secretary
CNB Bancorp, Inc., 10-24 N. Main Street, P.O. Box 873, Gloversville, NY 12078

NOTES

NOTES

CITY NATIONAL BANK & TRUST COMPANY


                                ADMINISTRATION

WILLIAM N. SMITH...........................CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN..........EXECUTIVE VICE-PRESIDENT, CASHIER, AND TRUST OFFICER


                                   FINANCE

MICHAEL J. FRANK................................VICE-PRESIDENT AND COMPTROLLER


                                  COMPLIANCE

GEORGE E. DOHERTY...............................................VICE-PRESIDENT


                                   LENDING

BILL ARGOTSINGER................................................VICE-PRESIDENT
ROBERT A. GRUGLE................................................VICE-PRESIDENT
HENRI LANGEVIN..................................................VICE-PRESIDENT
MICHAEL G. LISKY................................................VICE-PRESIDENT
MICHAEL J. PEPE.................................................VICE-PRESIDENT
GARY R. CANFIELD......................................ASSISTANT VICE-PRESIDENT
MARY E. IANNOTTI......................................ASSISTANT VICE-PRESIDENT
KATHRYN E. SMULLEN....................................ASSISTANT VICE-PRESIDENT


                                  OPERATIONS

RONALD J. BRADT..........................................SENIOR VICE-PRESIDENT
DENISE L. CERASIA...............................................VICE-PRESIDENT
PAULA K. TUCKER................................................SYSTEMS OFFICER


                                  TECHNOLOGY

L. RANDY MARSICANO..............................................VICE-PRESIDENT


                                    TRUST

DEBORAH M. BUCK..................................................TRUST OFFICER


                             INVESTMENT SERVICES

RICHARD DIXON.......................................FINANCIAL SERVICES OFFICER


                                    AUDIT

BRIAN R. SEELEY........................................................AUDITOR


                               HUMAN RESOURCES

DEBORAH A. BRANDIS..............................................VICE-PRESIDENT
CAROLE A. GOTTUNG.............................................TRAINING OFFICER


                                  MARKETING

LAWRENCE D. PECK................................................VICE-PRESIDENT




                                BRANCH OFFICES

ELIZABETH J. SIMONDS...................VICE-PRESIDENT AND BRANCH ADMINISTRATOR


                       GLOVERSVILLE - NORTH MAIN STREET

DEBRA ELLSWORTH.................................................BRANCH OFFICER


                         GLOVERSVILLE - FIFTH AVENUE

ROSEANN LAURIA....................................................AVP, MANAGER
DENISE HLADIK...................................................BRANCH OFFICER


                                  NORTHVILLE

CONSTANCE A. ROBINSON.............................................AVP, MANAGER
KAREN SCHERMERHORN..............................................BRANCH OFFICER


                        GLOVERSVILLE - FREMONT STREET

NANCY RUPERT....................................................BRANCH OFFICER


                                  JOHNSTOWN

TAMMY L. WARNER...................................................AVP, MANAGER
TAMMY MALAGISI..................................................BRANCH OFFICER


                                    PERTH

AMY PRAUGHT.......................................................AVP, MANAGER


                                   SARATOGA

PETER E. BROWN....................................................AVP, MANAGER