Form 10-K, Exhibit 13
period 2003-12-31
CNB BANCORP INC /NY/
filed 2004-03-25
CIK 839928

Exhibit 13




                              CNB BANCORP, INC.


                                     2003

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


OFFICERS - CNB Bancorp, Inc.

WILLIAM N. SMITH                         CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN                                VICE PRESIDENT AND SECRETARY
MICHAEL J. FRANK                                                   TREASURER
BRIAN R. SEELEY                                                      AUDITOR


HONORARY DIRECTORS

LYDON F. MAIDER             PAUL E. SMITH                JAMES W. ST. THOMAS
LLOYD POLITSCH              ROSS H. HIGIER               CLARK EASTERLY, SR.
RICHARD E. HATHAWAY         RICHARD P. TATAR             FRANK E. PERRELLA


FINANCIAL HIGHLIGHTS
(In thousands, except per share data)


                                                                                   2003              2002             2001

NET INCOME                                                                        $3,653            $4,632           $4,032
Earnings Per Share
   Basic                                                                            1.65              2.05             1.75
   Diluted                                                                          1.64              2.03             1.72

CASH DIVIDENDS                                                                    $1,685            $1,579           $1,520
Per Common Share                                                                    0.76              0.70             0.66

STOCKHOLDERS' EQUITY AT YEAR-END                                                 $38,040           $36,884          $34,649
Per Common Share                                                                   17.22             16.58            15.22

RETURN ON AVERAGE STOCKHOLDERS' EQUITY                                               9.7%             12.8%            11.7%

RETURN ON AVERAGE ASSETS                                                            0.92%             1.22%            1.14%

TOTAL ASSETS AT YEAR-END                                                        $395,556          $391,804         $359,955


PRESIDENT'S MESSAGE

The year ended December 31, 2003 was a challenging one for our Company. The continued low interest rate environment and its impact on our asset yields caused net income to decline for only the second time in 22 years.

   Net income was $3.7 million compared to the prior year's result of $4.6 million. Expressed on a diluted per share basis, earnings were $1.64 versus $2.03 last year.

   The lower results are primarily due to the decline in net interest margin, fully tax effected, from 4.14% in 2002 to 3.77% in 2003. The decline in net interest margin for 2003 was primarily caused by a sizable decrease in loan volume and repricing in the investment portfolio as higher yielding securities were called or paid down and were replaced by lower yielding securities.

   Total assets reached $395.6 million or 1% above the prior year's total.

   Total loans, net of unearned income, decreased 8.1% and ended the year at $171.2 million. A decline in residential mortgage and indirect automobile loans were the primary reasons for this decline.

   Total deposits at year-end were $308.2 million, an increase of 2.5% from $300.6 million at December 31, 2002. The primary areas of growth were in demand deposits, NOW accounts and money market accounts.

   In prior messages I have described how we monitor our deposit growth and compare ourselves to the competition based on June 30th deposit figures compiled by the Federal Deposit Insurance Corporation. Based on June 30, 2003 data, we had a 38.5% market share of deposits in our main market, Fulton County. Our nearest competitor had a market share of 19.2%. We continue to be, by far, the largest financial institution by deposits in Fulton County; a distinction we have held since 1986. In fact, we have increased our market share every year but two since 1988 when we had a market share of 18.9%.

   Stockholders' equity at year-end was $38.0 million as compared to $36.9 million at the prior year-end. This resulted in an equity to total assets ratio of 9.6%, a ratio this is over twice the regulatory minimum guideline of 4.0%.

   In January, the Board of Directors increased the dividend for the thirty-seventh consecutive year. The dividend per share for the year was $0.76, an increase of 8.6%, as compared to $0.70 in 2002. Total dividends paid to stockholders for the year amounted to $1.7 million.

   On September 14, Alfred J. Washburn, 84, passed away. He served as a dedicated and energetic director of the Company from 1966 until 1994, a period of 28 years. He had enduring support for our Company that will be greatly missed.

   During the year, we introduced the convenience of The Better Checking System(TM) to our customers. This system allows us to scan the front and back of original checks into our computer system through a process called check imaging. By using this process, we are able to return statements with the check images neatly sorted and printed that are ready to be placed in a City National Bank three-ring binder. This technology also allows our staff to quickly provide to our customers clear and easy to read copies of checks and deposits. The Better Checking System(TM) has tremendously improved our ability to serve our customers.

   In October, we were pleased to celebrate the grand opening of our new Saratoga Springs branch facility, which is featured on the front cover of this report. With this facility, we have taken customer service to a new level. In addition to our friendly and efficient branch staff, we now offer customers access to computers to browse the internet and check their e-mail on secure terminals. Customers may catch up on the news by watching our plasma television sets and we offer refreshments that include coffee and cookies. We have also installed one drive-up and one walk-up ATM for total customer convenience. Our goal is to provide "Banking For Your Lifestyle(TM)".

   As we are always mindful of security, in 2003 we implemented a system that allows our branch personnel to quickly and easily see our customer's signatures as digital images on their computers. This also eliminates the customer wait that is typically involved in performing these tasks. We are delighted to report that the implementation of this system has proven to be an advance in customer security and convenience.

   Throughout the year, we have concentrated efforts on improving technology, specifically where it applies to protecting customer information and adding customer convenience. Today's media provides constant reminders of identity theft, electronic attacks on private information, and viruses that can cause customer service system outages. We at City National Bank have put new systems in place to detect and prevent occurrences such as these from affecting our customers.

   Our information technology department has implemented a state of the art computer firewall with the ability to protect customer information from internet intrusions, and to protect customer information systems from outages due to e-mail viruses. We have increased the protection on our communication lines through the use of encryption and other access controls, and upgraded the encryption of our internet banking to the strongest available on the market today. These improvements not only protect our customers' private information, but add customer convenience in the areas of availability and accessibility of that information.

   The Company's current budget projects a return to earnings growth for 2004.

   I am confident that the leadership of our dedicated Board of Directors and the efforts of a loyal, energetic staff will create continued success in the years ahead.

                                                         /s/ William N. Smith

                                                             WILLIAM N. SMITH
                 Chairman of the Board, President and Chief Executive Officer
                                       of the Company and the subsidiary Bank

Year-End Total Assets
Five Years (1999-2003)

(Thousands)

1999     $314,908
2000     $339,306
2001     $359,955
2002     $391,804
2003     $395,556

Net Income
Five Years (1999-2003)

(Thousands)

1999     $3,299
2000     $3,705
2001     $4,032
2002     $4,632
2003     $3,653

Basic Earnings Per Share
Five Years (1999-2003)

(Dollars)

1999     $1.37
2000     $1.56
2001     $1.75
2002     $2.05
2003     $1.65

Dividends Per Common Share
Five Years (1999-2003)

(Dollars)

1999     $0.59
2000     $0.62
2001     $0.66
2002     $0.70
2003     $0.76

FINANCIAL REVIEW


Overview:

      CNB Bancorp, Inc. (the Company) was organized in 1988 and is a registered financial holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company (subsidiary
Bank), was organized in 1887 and is also headquartered in Gloversville, New York. On June 1, 1999, the Company completed the acquisition of Adirondack Financial Services Bancorp, Inc. (Adirondack), at which time Adirondack was merged with and into CNB Bancorp, Inc. Upon acquisition, Adirondack's subsidiary bank, Gloversville Federal Savings and Loan Association, merged with the Company's subsidiary bank City National Bank and Trust Company.

      Effective July 1, 2000, the Company completed the acquisition of Hathaway Agency, Inc. (Agency), a general insurance agency. Pursuant to the merger, Hathaway became a wholly-owned subsidiary of CNB Bancorp, Inc.

      The subsidiary Bank is a full service commercial bank that offers a broad range of traditional banking services. The services include the gathering of deposits from branch offices in areas served and using those deposits to originate a variety of commercial, consumer and real estate loans, and providing trust and investment services. The Company's main revenue sources are interest earned on loans and investments from the subsidiary bank and insurance commissions from the Agency. The Company's principal expenses are interest paid on deposits, interest paid on borrowings and provision for loan losses.

      The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve Bank and the Office of the Comptroller of the Currency (OCC).

      The subsidiary Insurance Agency specializes in commercial, industrial and not-for-profit businesses, as well as insuring personal automobiles and homes primarily in Fulton County. The insurance agency is under the supervision of the New York State Insurance Department.

      The financial review is a presentation of management's discussion and analysis of the consolidated financial condition and results of operations of CNB Bancorp, Inc. and its operating subsidiaries. The financial review is presented to provide a better understanding of the financial data contained in this report and should be read in conjunction with the consolidated financial statements and other schedules that follow.


Forward-Looking Statements:

      This report may include certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and its subsidiaries based on current management expectations. The Company's ability to predict results or the effect of future plans and strategies is inherently uncertain and actual results, performance, or achievements could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state, and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the subsidiary Bank's loan and securities portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices.


Critical Accounting Policies:

      The Company's consolidated financial statements are prepared with accounting policies generally accepted in the United States. In applying these policies management was required to make certain estimates and assumptions that affected the amounts reported in these statements. These estimates and assumptions are made by management based upon information available at that time. There are uncertainties inherent in making these estimates and assumptions which could materially affect the results of operations and financial position. Some of these policies are more critical than others. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy because of the uncertainty and subjectivity inherent in estimating the levels of reserve needed to cover probable credit losses within the loan portfolio and the material effect that these estimates can have on the Company's results of operations. Based on management's evaluation of the allowance at December 31, 2003, management considers the allowance to be adequate. Another critical accounting policy relates to the Company's retirement plans. Liabilities under these plans rely on estimates of future salary increases, numbers of employees and employee retention, discount rates and long term rates of investment return. Changes in financial markets or the economy may result in changes in assumptions that may materially affect the Company's financial statements.

      Additional accounting policies can be found in note 1 of the Company's notes to consolidated financial statements.


Financial Condition:

      The table below presents a comparison of average and year-end selected consolidated balance sheet categories over the past three years, and the changes in balances for those years (in thousands).



                                                                                                 Increase/(Decrease)

Average Consolidated Balance Sheet             2003          2002           2001            2003/2002         2002/2001

Assets:
   Cash and due from banks                    $10,051         $9,543        $7,932              $508            $1,611
   Federal funds sold                          13,577         12,628         7,265               949             5,363
   Int. bearing deposits with banks            14,409         10,468         3,022             3,941             7,446
   Total securities*                          167,952        140,600       130,902            27,352             9,698
   Loans, net                                 173,645        188,819       190,532           (15,174)           (1,713)
   Other assets                                18,543         16,111        14,994             2,432             1,117

      Total Assets                           $398,177       $378,169      $354,647           $20,008           $23,522

Liabilities:
   Demand deposits                            $29,175        $28,565       $26,756              $610            $1,809
   Savings, NOW and money
      market accounts                         155,477        141,168       113,416            14,309            27,752
   Time deposits                              123,086        121,716       136,628             1,370           (14,912)
   Notes payable and repurchase
      agreements                               50,689         48,926        41,356             1,763             7,570
   Other liabilities                            1,937          1,690         1,959               247              (269)
Stockholders' equity                           37,813         36,104        34,532             1,709             1,572

      Total Liabilities and Equity           $398,177       $378,169      $354,647           $20,008           $23,522




                                                                                                 Increase/(Decrease)

Year-End Consolidated Balance Sheet            2003           2002          2001            2003/2002         2002/2001

Assets:
   Cash and due from banks                    $12,272        $11,252       $11,212            $1,020               $40
   Federal funds sold                          13,200         10,900         8,200             2,300             2,700
   Int. bearing deposits with banks             5,918         12,508           317            (6,590)           12,191
   Total securities<F1>                       175,951        156,949       133,057            19,002            23,892
   Loans, net                                 168,812        183,181       192,443           (14,369)           (9,262)
   Other assets                                19,403         17,014        14,726             2,389             2,288

      Total Assets                           $395,556       $391,804      $359,955            $3,752           $31,849

Liabilities:
   Demand deposits                            $30,386        $27,827       $28,103            $2,559             ($276)
   Savings, NOW and money
      market accounts                         160,736        152,469       130,311             8,267            22,158
   Time deposits                              117,125        120,320       120,813            (3,195)             (493)
   Notes payable and repurchase
      agreements                               47,860         52,689        44,618            (4,829)            8,071
   Other liabilities                            1,409          1,615         1,461              (206)              154
Stockholders' equity                           38,040         36,884        34,649             1,156             2,235

      Total Liabilities and Equity           $395,556       $391,804      $359,955            $3,752           $31,849


<F1> Includes available for sale securities at fair value, held to maturity securities at amortized cost and Federal Reserve Bank and Federal Home Loan Bank stock at cost.



      Total assets at December 31, 2003 reached a new record high of $395.6 million as compared to $391.8 million at December 31, 2002, an increase of $3.8 million or 1.0%. Asset growth for the year consisted of a $19.0 million increase in total securities and a $2.3 million increase in federal funds sold. These increases were partially offset by decreases in net loans of $14.4 million and interest-bearing deposits with banks of $6.6 million. Asset growth was funded primarily by an increase in deposits of $7.6 million, partially offset by a decrease in notes payable and repurchase agreements of $4.8 million. Average assets for 2003 totaled $398.2 million, an increase of $20.0 million or 5.3% from the 2002 average of $378.2 million.

      Loans, net of unearned discount and the allowance for loan losses, represented 42.7% of total assets at December 31, 2003 and accounted for 63.7% of total interest income. Average net loans for 2003 decreased $15.2 million or 8.0% from 2002. Average commercial loans increased 1.7%, while the averages for consumer and mortgage loans decreased by 12.2% and 10.6%, respectively. The yield on total loans decreased from 7.64% in 2002 to 7.11% in 2003, which reflects the lower interest rates that were in effect throughout the year.

      The total securities portfolio, which includes both "available for sale" and "held to maturity" securities, and Federal Reserve Bank and Federal Home Loan Bank stock at December 31, 2003 was $176.0 million as compared to $156.9 million the previous year, an increase of $19.0 million. The increase for 2003 was funded with growth in core deposit accounts and loan runoff. The yield on the portfolio on a fully taxable equivalent basis, decreased 98 basis points year-to-year from 5.71% for 2002 to 4.73% for 2003. This significant decrease in yield was due to accelerated repayments on mortgage backed securities and bonds called as a result of lower interest rates in effect throughout the year.

      Interest bearing deposits with banks and federal funds sold are short-term asset accounts that provide a source of liquidity for the subsidiary Bank. These accounts decreased from $23.4 million to $19.1 million year-to-year. On average, these accounts increased by $4.9 million or 21.2%. Higher average levels of short-term assets were maintained during the year as a result of larger than normal payments on mortgage and consumer loans which the Company anticipated reinvesting back into loans.

      Deposits continue to be the subsidiary Bank's primary source of funding. Total deposits at December 31, 2003 reached $308.2 million, an increase of $7.6 million or 2.5% over the previous year-end. Core deposits, which consist of demand, savings, NOW, and money market accounts, grew by $10.8 million or 6.0%. Time deposits were down slightly for the year decreasing $3.2 million. Average deposits increased during the year to $307.7 million from $291.4 million, an increase of $16.3 million or 5.6%.

      Notes payable and repurchase agreements at year-end 2003 were at $47.9 million a decrease of $4.8 million from the previous year due to a planned reduction in leveraging activities during the second half of the year. Average notes payable and repurchase agreements were up slightly from $48.9 million in 2002 to $50.7 million in 2003.

      Cash and due from banks increased from $11.3 million to $12.3 million year-to-year, while the average for the year was up $0.5 million or 5.3%.

      Other assets increased for the year by $2.4 million to $19.4 million at December 31, 2003 from $17.0 million at December 31, 2002. Average other assets also increased by $2.4 million year-to-year. Both year-end and average increases were due to the construction of a new branch office building in Saratoga Springs, New York.

      Stockholders' equity at year-end 2003 was $38.0 million as compared to $36.9 million at year-end 2002, an increase of $1.2 million or 3.1% for the year. The increase was due mainly to a combination of net income after dividends of $2.0 million, and a reduction in accumulated other comprehensive income of $0.3 million less net treasury stock transactions of $0.5 million. The consolidated statements of changes in stockholders' equity included in this annual report detail the changes in equity capital.


Results of Operations:

      The comparative consolidated statements of income summarize income and expense for the last three years. For the year ended December 31, 2003, net income was $3,653,000 as compared to $4,632,000 for 2002, a decrease of $979,000 or 21.1% from the previous year. Net income for 2002 was 14.9% above 2001 net income of $4,032,000. Basic earnings per share for year 2003 were $1.65, down 19.5% from 2002 per share earnings of $2.05. Diluted earnings per share of $1.64 were down 19.2% over 2002 diluted earnings per share of $2.03. The decrease in earnings is attributable to a higher provision for loan losses and a lower net interest margin due to a decrease in average net loans year-to-year of $15.2 million. The return on average assets for the three years ended December 31, 2003, 2002 and 2001 was 0.92%, 1.22% and 1.14%,
respectively. The return on average equity for the same periods was 9.7%, 12.8% and 11.7%.

      Net interest income, the most significant component of earnings, is the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets. Changes in net interest income from year-to-year result from changes in the level and mix of the average balances (volume) of earning assets and interest-bearing liabilities and from the yield earned and the cost paid (rate). In the following discussion, interest income is presented on a fully taxable equivalent basis applying the statutory Federal income tax rate of 34%. Net interest income for 2003 decreased $743,000 or 5.1%. The decrease in 2003 was attributable to lower margins as a result of a shift of higher yielding average loan volumes into lower yielding investment securities, which produced a lower net interest margin of 3.77% for 2003 compared to 4.14% for 2002. Interest and fees on loans for 2003 decreased by $2,096,000 or 14.3% from the previous year, due to a decrease in average net loans of $15.2 million, plus a decrease in yield of 53 basis points from 7.64% in 2002 to 7.11% in 2003. Interest on securities also decreased for the year going from $7.9 million in 2002 to $7.8 million in 2003. Even though the average volume of total securities increased by $27.4 million or 19.5% for the year, it was more than offset by a 98 basis point decrease in yield from 5.71% in 2002 to 4.73% in 2003. The low interest rate environment led to higher prepayments on mortgage-backed securities, which accelerated the amortization of premiums paid, reducing the net interest earned on these securities. The amortization on these securities for the year was $0.7 million compared to $0.3 million for 2002. Interest on federal funds sold decreased $62,000 or 29.5%. The decrease in 2003 was a result of a much lower average rate of 1.09% compared to 1.66% in 2002 being partially offset by a slightly higher average balance of $13.6 million for the current year compared to $12.6 million for 2002.

         For comparison purposes, the table below shows interest and dividend income converted to a fully taxable basis to recognize the income tax savings between taxable and tax-exempt assets (in thousands).



                                                                                            % Change            % Change
                                            2003           2002           2001              2003/2002           2002/2001

Total interest and dividend income         $19,705        $22,046        $24,053              (10.6)%             (8.3)%
Total interest expense                       6,716          8,300         11,408              (19.1)             (27.2)

Net interest and dividend income            12,989         13,746         12,645               (5.5)               8.7
Tax equivalent adjustment                      915            901            813                1.6               10.8

Net interest and dividend income
   taxable equivalent basis                $13,904        $14,647        $13,458               (5.1)%              8.8%


      Total interest expense decreased $1,584,000 or 19.1% in 2003 over that of 2002 compared to a decrease of $3,108,000 or 27.2% for 2002 over 2001. The decrease in 2003 was due to lower interest rates on all interest-bearing liabilities throughout the year. The average rate on interest-bearing liabilities for 2003 was 2.04%, a decrease of 62 basis points from 2002. The rate reduction was partially offset by an increase in volume of $17.4 million from 2002.

      Total other income for 2003 increased by only $27,000 or 1.2% as a result of higher income on service charges on deposit accounts offset by a decrease in insurance commissions. Total other expense in 2003 increased for the year by $813,000 or 9.7% over the preceding year. The 2003 increase reflects higher salaries and employee benefits of $489,000. The 2003 increase also reflects higher depreciation and advertising costs associated with the opening of a new branch office in Saratoga Springs, New York.

      Net interest rate spread, the difference between the average earning assets yield and the cost of average interest-bearing funds, decreased 28 basis points or 7.3% from 2002 to 2003. The net interest margin, net interest income as a percentage of earning assets, decreased 37 basis points or 8.9%. The decreases in net interest spread and net interest margin for 2003 were attributed to the larger volumes of interest-bearing assets repricing, than shorter term interest-bearing liabilities repricing.

Interest rate spread and net interest margin (dollars in thousands):
(Tax equivalent basis)



                                                   2003                       2002                      2001

                                              Yearly                     Yearly                    Yearly
                                              Average   Rate             Average  Rate             Average   Rate

Earning assets                               $369,060   5.59%           $353,745  6.49%           $333,315   7.46%
Interest bearing liabilities                  329,252   2.04             311,810  2.66             291,400   3.91

Net interest rate spread                                3.55%                     3.83%                      3.55%

Net interest margin                                     3.77%                     4.14%                      4.04%



Capital Resources:

      Stockholders' equity ended 2003 at $38,040,000, up $1,156,000 or 3.1%, due to a combination of net retained earnings, less other comprehensive loss and net treasury stock transactions. At December 31, 2003, the ratio of stockholders' equity to total assets was 9.6%, as compared to 9.4% at December 31, 2002.

      On January 31, 2000, the Board of Directors of the Company (Board) approved a stock repurchase plan (the "Plan") authorizing the repurchase of up to 5% or 120,000 shares of the Company's common stock over a two-year period. The Board has since made two extensions to the plan, one on May 29, 2001 authorizing an additional 5% or approximately 115,000 shares and on April 28, 2003 authorizing an additional 5% or approximately 111,000 shares.

Both extensions were over a new two-year period upon completion of the original plan and first extension. As of December 31, 2003, the Company had purchased 244,749 shares under the plan at an average price of $29.13 per share. The repurchased shares are held in treasury stock and may be reissued to support the Company's dividend reinvestment plan, to satisfy the exercise of stock options, or other corporate purposes.

      Banks and bank holding companies are required to meet a ratio of qualifying total capital to risk-weighted assets. Risk-based assets are the value of assets carried on the books of the Company, as well as certain off-balance sheet items, multiplied by an appropriate factor as stipulated in the regulation. Tier 1 capital consists of common stock and qualifying stockholders' equity reduced by intangible assets. Total capital consists of Tier 1 capital plus a portion of the allowance for loan losses. Currently, the minimum risk-based ratios, as established by the Federal Reserve Board, for Tier 1 and total capital are 4% and 8%, respectively. At December 31, 2003, the Company had Tier 1 and total risk-based capital ratios of 16.2% and 17.5%, respectively. The Company also maintained a leverage ratio of 8.3% as of December 31, 2003. The leverage ratio is defined as Tier 1 capital in relation to fourth quarter average assets.


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

      As of December 31, 2003, the Company had various loan commitments and standby letter of credit commitments totaling approximately $24.6 million. Included in this amount is approximately $18.5 million in commercial lines of credit, residential home equity lines of credit and overdraft lines of credit. Under normal banking conditions these lines are drawn on from time to time and then repaid so that the full amount of the lines are never drawn down at any one time.

      FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASBInterpretation No. 34", requires certain disclosures and liability-recognition for the fair-value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $191,000 and $261,000 at December 31, 2003 and 2002, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2003 and 2002 were insignificant.

Allowance for loan losses:

      Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the reserve required to cover credit losses in the portfolio and the material effect that assumption could have on the results of operations. The Company establishes an allowance for loan losses based on an analysis of risk factors in its loan portfolio. The analysis includes concentrations of credit, past loan loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair market value of underlying collateral, delinquencies and other factors.

      The allowance for loan losses as a percentage of loans, net of unearned discounts is 1.41% at December 31, 2003 compared to 1.66% at December 31, 2002. The decrease is a result of the net charge-offs exceeding the loan loss provision for the year due mainly to charge-offs on two commercial loans. One of the loans was provided for in 2002 which increased the loan loss percentage to 1.66% from 1.29% in 2001. At December 31, 2003 non-performing loans were $1.6 million as compared to $1.7 million in 2002.

      The Company's allowance for loan losses coverage of non-performing loans decreased as of December 31, 2003 to 147% from 183% at December 31, 2002. The provision for loan losses was $1,290,000, $1,165,000 and $525,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Net loan charge-offs for 2003, 2002 and 2001 were $1,955,000, $588,000 and $769,000, respectively. The provision for loan losses is a result of management's overall assessment of the loan portfolio and the adequacy of the allowance for loan losses.

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

      The following table shows the approximate effect on the subsidiary Bank's net interest income on a fully taxable equivalent basis as of December 31, 2003, assuming an increase or decrease of 100 and 200 basis points in interest rates (dollars in thousands).

Change in Interest Rates        Estimated Net             Change in Net
     (basis points)            Interest Income           Interest Income

           +200                   $12,625                     (4.5)%
           +100                    13,049                     (1.3)
              0                    13,224                      0.0
           -100                    12,472                     (5.7)
           -200                    12,351                     (6.6)

      Another tool used to measure interest rate sensitivity is the cumulative gap analysis. The cumulative gap represents the net position of assets and liabilities subject to repricing in specified time periods. Deposit accounts without maturity dates are modeled based on historical run-off characteristics of these products in periods of rising rates. Loans and security maturities are based on contractural maturities. At December 31, 2003 the Company had a negative one-year cumulative gap position.

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

      As of December 31, 2003, the Company was in a liability sensitive position for one year, which means that more liabilities are scheduled to mature or reprice within the next year than assets. The Company is in an asset sensitive position beyond one year.

      The following table shows the interest rate sensitivity gaps as of December 31, 2003 highlighting the gap percentages within one year.



                                                            Balance Maturing or Subject to Repricing (in Thousands)

                                                                    After 3 Mo.   After One
                                                       Within       But Within    But Within       After
                                                      3 Months        1 Year      Five Years     Five Years       Total

AT DECEMBER 31, 2003
Interest Earning Assets:
   Securities<F1>                                      $17,664        $23,948       $55,090        $76,692      $173,394
   Total Loans, net of unearned discount                40,765         30,586        78,596         21,283       171,230
   Other Earning Assets                                 19,118             --            --             --        19,118

      Total Earning Assets                              77,547         54,534       133,686         97,975       363,742

Fair Value Above Cost of Securities
   Available-for-Sale                                                                                              2,557
Other Assets                                                                                                      29,257

TOTAL ASSETS                                                                                                    $395,556

Interest-Bearing Liabilities:
   Savings, NOW and MMDA                               $45,256           $742       $92,711        $22,027      $160,736
   Time Deposits                                        38,127         53,421        25,577             --       117,125
   Other Interest-Bearing Liabilities                   29,445          3,066        11,349          4,000        47,860

      Total Interest-Bearing Liabilities               112,828         57,229       129,637         26,027       325,721

Demand Deposits                                                                                                   30,386
Other Liabilities & Equity                                                                                        39,449

TOTAL LIABILITIES & EQUITY                                                                                      $395,556
Interest Rate Sensitivity Gap                         ($35,281)       ($2,695)       $4,049        $71,948
Cumulative Interest Rate Sensitivity Gap              ($35,281)      ($37,976)     ($33,927)       $38,021       $38,021
Cumulative Gap to Total Assets                                          (9.6%)


<F1> Includes Available-for-Sale Securities and Investment Securities at
     amortized cost and FHLB and FRB stock at cost.




FIVE-YEAR FINANCIAL SUMMARY
(In thousands, except per share data)


December 31,                                                  2003           2002           2001          2000           1999

Consolidated statement of income data
Interest and dividend income:
    Loans                                                    $12,550       $14,646        $15,785        $15,367       $12,816
    Securities<F1>                                             6,869         7,042          7,942          7,980         6,623
    Federal funds sold and other                                 286           358            326            413           529

        Total interest and dividend income                    19,705        22,046         24,053         23,760        19,968

Interest expense:
    Deposits                                                   4,903         6,402          9,397         10,529         8,303
    Borrowings                                                 1,813         1,898          2,011          1,562           966

        Total interest expense                                 6,716         8,300         11,408         12,091         9,269

Net interest income                                           12,989        13,746         12,645         11,669        10,699
Provision for loan losses                                      1,290         1,165            525            219           180

Net interest income after provision
    for loan losses                                           11,699        12,581         12,120         11,450        10,519
Other income                                                   2,314         2,287          2,124          1,762         1,467
Other expenses                                                 9,232         8,419          8,403          7,932         7,299

Income before income taxes                                     4,781         6,449          5,841          5,280         4,687
Provision for income taxes                                     1,128         1,817          1,809          1,575         1,388

Net income                                                    $3,653        $4,632         $4,032         $3,705        $3,299

Per share data:
    Basic earnings per share                                   $1.65         $2.05          $1.75          $1.56         $1.37
    Diluted earnings per share                                  1.64          2.03           1.72           1.54          1.36
    Cash dividends paid                                         0.76          0.70           0.66           0.62          0.59
    Cash dividend payout ratio                                  46.1%         34.1%          37.7%          39.8%         42.9%

Selected year-end consolidated
  statement of condition data:
        Total assets                                        $395,556      $391,804       $359,955       $339,306      $314,908
        Securities<F1>                                       175,951       156,949        133,057        124,767       109,280
        Net loans                                            168,812       183,181        192,443        183,840       169,716
        Deposits                                             308,247       300,616        279,227        270,474       265,080
        Stockholders' equity<F1>                              38,040        36,884         34,649         33,993        31,285


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




CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)


                                                                                        December 31,

                                                                             2003                          2002

ASSETS
Cash and cash equivalents
    Non-interest bearing                                                   $12,272                       $11,252
    Interest bearing deposits with banks                                     5,918                        12,508
    Federal funds sold                                                      13,200                        10,900

        Total cash and cash equivalents                                     31,390                        34,660

Securities available for sale, at fair value                               163,251                       144,219

Investment securities, at cost (approximate fair value at
    December 31, 2003 - $10,030; at December 31, 2002 - $9,975)              9,711                         9,569

Investments required by law, stock in Federal Home Loan
    Bank of New York and Federal Reserve Bank of New
    York, at cost                                                            2,989                         3,161

Loans                                                                      185,147                       201,017
    Unearned income                                                        (13,917)                      (14,753)
    Allowance for loan losses                                               (2,418)                       (3,083)

        Net loans                                                          168,812                       183,181

Premises and equipment, net                                                  5,765                         3,996
Accrued interest receivable                                                  1,809                         1,801
Goodwill                                                                     3,960                         3,960
Other assets                                                                 7,869                         7,257

        Total assets                                                      $395,556                      $391,804

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
    Demand (non-interest bearing)                                          $30,386                       $27,827
    Regular savings, NOW and money market accounts                         160,736                       152,469
    Certificates and time deposits of $100,000 or more                      28,215                        29,663
    Other time deposits                                                     88,910                        90,657

        Total deposits                                                     308,247                       300,616

Securities sold under agreements to repurchase                              12,124                        13,570
Notes payable - Federal Home Loan Bank                                      35,736                        39,119
Other liabilities                                                            1,409                         1,615

        Total liabilities                                                  357,516                       354,920

Commitments and contingent liabilities (Note 15)

STOCKHOLDERS' EQUITY
Common stock, $2.50 par value, 5,000,000 shares authorized,
    2,401,695 shares issued                                                  6,004                         6,004
Surplus                                                                      4,418                         4,418
Undivided profits                                                           32,353                        30,517
Accumulated other comprehensive income                                         975                         1,299
Treasury stock, at cost; 192,601 shares at December 31, 2003 and
    176,491 shares at December 31, 2002                                     (5,710)                       (5,354)

        Total stockholders' equity                                          38,040                        36,884

        Total liabilities and stockholders' equity                        $395,556                      $391,804


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)


                                                                               Years ended December 31,

                                                                        2003             2002              2001

INTEREST AND DIVIDEND INCOME
Interest and fees on loans                                            $12,550          $14,646           $15,785
Interest on federal funds sold                                            148              210               252
Interest on balances due from depository institutions                     138              148                74
Interest on securities available for sale                               6,253            6,364             7,063
Interest on investment securities                                         503              532               719
Dividends on FRB and FHLB stock                                           113              146               160

    Total interest and dividend income                                 19,705           22,046            24,053

INTEREST EXPENSE
Interest on deposits:
    Regular savings, NOW and money market accounts                      1,417            2,102             2,520
    Certificates and time deposits of $100,000 or more                    817              925             2,292
    Other time deposits                                                 2,669            3,375             4,585
Interest on securities sold under agreements to repurchase                594              606               584
Interest on other borrowings                                            1,219            1,292             1,427

    Total interest expense                                              6,716            8,300            11,408

NET INTEREST INCOME                                                    12,989           13,746            12,645
Provision for loan losses                                               1,290            1,165               525

NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                                                    11,699           12,581            12,120

OTHER INCOME
Income from fiduciary activities                                          178              174               178
Service charges on deposit accounts                                       724              622               630
Net gain on sales or calls of securities                                   30               33                15
Insurance commissions                                                     761              842               712
Other income                                                              621              616               589

    Total other income                                                  2,314            2,287             2,124

OTHER EXPENSES
Salaries and employee benefits                                          4,800            4,311             3,998
Occupancy expense, net                                                    600              501               502
Furniture and equipment expense                                           471              455               469
External data processing expense                                          955              924               897
Other expense                                                           2,406            2,228             2,537

    Total other expenses                                                9,232            8,419             8,403

INCOME BEFORE INCOME TAXES                                              4,781            6,449             5,841
Provision for income taxes                                              1,128            1,817             1,809

NET INCOME                                                             $3,653           $4,632            $4,032

Earnings per share
    Basic                                                               $1.65            $2.05             $1.75
    Diluted                                                              1.64             2.03              1.72


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)


                                                                                   Accumulated
                                                                                      Other                      Total
                                              Common                   Undivided  Comprehensive  Treasury    Stockholders'
                                               Stock       Surplus      Profits   Income/(Loss)    Stock        Equity

Balance at December 31, 2000                  $6,004       $4,418      $25,199         ($41)     ($1,587)      $33,993
Comprehensive income:
    Net income                                    --           --        4,032           --           --         4,032
    Other comprehensive income                    --           --           --          522           --           522

            Total comprehensive income                                                                           4,554

Treasury stock purchased (105,765 shares)         --           --           --           --       (3,381)       (3,381)

Treasury stock sold
    (exercise of stock options
    and dividend reinvestment plan -
    37,458 shares)                                --           --         (103)          --        1,106         1,003

Cash dividends ($0.66 per share)                  --           --       (1,520)          --           --        (1,520)

Balance at December 31, 2001                   6,004        4,418       27,608          481       (3,862)       34,649
Comprehensive income:
    Net income                                    --           --        4,632           --           --         4,632
    Other comprehensive income                    --           --           --          818           --           818

        Total comprehensive income                                                                               5,450

Treasury stock purchased (85,886 shares)          --           --           --           --       (2,544)       (2,544)

Treasury stock sold
    (exercise of stock options
    and dividend reinvestment plan -
    33,948 shares)                                --           --         (144)          --        1,052           908

Cash dividends ($0.70 per share)                  --           --       (1,579)          --           --        (1,579)

Balance at December 31, 2002                   6,004        4,418       30,517        1,299       (5,354)       36,884
Comprehensive income:
    Net income                                    --           --        3,653           --           --         3,653
    Other comprehensive loss                      --           --           --         (324)          --          (324)

        Total comprehensive income                                                                               3,329

Treasury stock purchased (37,656 shares)          --           --           --           --       (1,001)       (1,001)

Treasury stock sold
    (exercise of stock options
    and dividend reinvestment plan -
    21,546 shares)                                --           --         (132)          --          645           513

Cash dividends ($0.76 per share)                  --           --       (1,685)          --           --        (1,685)

Balance at December 31, 2003                  $6,004       $4,418      $32,353         $975      ($5,710)      $38,040


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


                                                                                        Years ended December 31,

                                                                                2003              2002             2001

Cash flows from operating activities:
    Net income                                                                 $3,653            $4,632           $4,032
    Adjustments to reconcile net income to net cash
    provided by operating activities:
    (Increase)/decrease in interest receivable                                     (8)             (140)             553
    (Increase)/decrease in other assets                                          (184)              462              140
    Decrease in other liabilities                                                 (94)             (318)            (250)
    Deferred income tax expense/(benefit)                                         186              (308)              32
    Goodwill amortization expense                                                  --                --              319
    Depreciation and other amortization expense                                   531               542              532
    Net increase in cash surrender value of bank-owned life insurance            (263)             (218)            (131)
    Amortization/(accretion) of premiums/discounts on securities, net           1,440               388              (44)
    Net gain on securities transactions                                           (30)              (33)             (15)
    Provision for loan losses                                                   1,290             1,165              525

        Total adjustments                                                       2,868             1,540            1,661

        Net cash provided by operating activities                               6,521             6,172            5,693

Cash flows from investing activities:
    Purchase of investment securities                                          (2,852)           (2,124)          (1,719)
    Purchase of securities available for sale                                (115,460)         (104,966)         (84,387)
    Net redemption/(purchase) of FRB and FHLB stock                               172              (308)            (584)
    Proceeds from maturities, paydowns and calls of
        investment securities                                                   2,699             2,499            7,415
    Proceeds from maturities, paydowns and calls of
        securities available for sale                                          93,587            82,255           71,899
    Proceeds from sale of securities available for sale                           586             1,021               --
    Net decrease/(increase) in loans                                           13,009             7,945           (9,432)
    Purchase of bank-owned life insurance                                          --            (2,850)              --
    Purchases of premises and equipment, net                                   (2,161)             (958)            (339)

        Net cash used by investing activities                                 (10,420)          (17,486)         (17,147)

Cash flows from financing activities:
    Net increase in deposits                                                    7,631            21,389            8,753
    (Decrease)/increase in securities sold under agreement
        to repurchase                                                          (1,446)            1,941             (159)
    (Decrease)/increase in notes payable - FHLB                                (3,383)            6,130           11,649
    Treasury stock purchased                                                   (1,001)           (2,544)          (3,381)
    Cash dividends paid on common stock                                        (1,685)           (1,579)          (1,520)
    Proceeds from the sale of treasury stock                                      513               908            1,003

        Net cash provided by financing activities                                 629            26,245           16,345

Net (decrease)/increase in cash and cash equivalents                           (3,270)           14,931            4,891
Cash and cash equivalents beginning of year                                    34,660            19,729           14,838

Cash and cash equivalents end of year                                         $31,390           $34,660          $19,729

Supplemental disclosures of cash flow information:
Cash paid during the year:
        Interest                                                               $6,762            $8,406          $11,523
        Income taxes                                                            1,089             2,120            1,493
Supplemental schedule of noncash activities:
    Net reduction in loans resulting from
        transfers to real estate owned                                            $20               $80             $211
    Decrease in taxes payable due to exercise
        of non-qualified stock options                                             15                49              127


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

     Gains and losses on the disposition of securities are based on the amortized cost of the specific security sold. Amortization of premiums and accretion of discounts are recognized in interest income on a level-yield basis to the earlier of call or maturity date. At December 31, 2003 and 2002, the Company did not have any securities classified as trading securities.


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


     GOODWILL - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for business combinations accounted for using purchase accounting. FASB Statement No. 142, "Goodwill and Other Intangible Assets", requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite economic life would not be amortized, but would be reviewed for impairment on an annual basis. Statement No. 142 also requires additional disclosures pertaining to goodwill and intangible assets. The provisions of Statement No. 142 were required to be adopted starting with fiscal years beginning after December 15, 2001. Accordingly, the Company adopted the Statement on January 1, 2002. The Company performed the required annual impairment tests of goodwill during the quarter ending March 31, 2003. Based on management's evaluation, the Company determined that no impairment losses were required to be recognized as of the testing date.


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

     On October 20, 1998, the Company's shareholders approved the CNB Bancorp, Inc. Stock Option Plan (Stock Option Plan) which permits the issuance of options to selected employees. The primary objective of the Stock Option Plan is to provide employees with a proprietary interest in the Company and as an incentive to encourage such persons to remain with the Company. On April 16, 2002, the Company's shareholders approved the Long-Term Incentive Compensation Plan which provided the Company's Compensation Committee with the authority to grant stock options to employees, non-employee directors and consultants of the Company and its subsidiaries. Under the Stock Option Plan, 240,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. Under the Long-Term Incentive Compensation Plan, 225,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund both plans with treasury stock. Options under the plans may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of the grant. Options expire no later than ten years following the date of the grant.

     On June 26, 2001, 35,850 options were awarded at an exercise price of $32.50 per share. These options have a ten-year term with fifty percent vesting one year from the date of the grant and the remaining fifty percent vesting two years from the date of the grant. On June 24, 2002, 40,550 options were awarded at an exercise price of $29.43 per share. These options have a ten-year term with twenty-five percent vesting each year starting one year from the date of the grant. On June 30, 2003, 41,800 options were awarded at an exercise price of $25.75 per share. These options have a ten-year term with twenty-five percent vesting each year starting one year from the date of the grant.

     The fair value of each option grant, excluding the options granted in connection with the acquisition of Adirondack, is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2003, 2002 and 2001: dividend yield of 2.84%, 2.41% and 2.11%, respectively; expected volatility of 15.7%, 15.8% and 18.8%, respectively; risk free interest rate of 2.27%, 4.19% and 4.81%, respectively; and an average life of five years for grants awarded in all three years. Based on the aforementioned assumptions, the Company has estimated that the fair value of the options granted on June 30, 2003, June 24, 2002 and June 26, 2001 was $2.84, $4.71 and $6.60,
respectively.

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

                                 2003             2002            2001

Net income:
     As reported                $3,653           $4,632          $4,032
     Pro forma                   3,521            4,471           3,912
Basic earnings per share:
     As reported                  1.65             2.05            1.75
     Pro forma                    1.59             1.98            1.70
Diluted earnings per share:
     As reported                  1.64             2.03            1.72
     Pro forma                    1.58             1.96            1.67

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


     TREASURY STOCK - Treasury stock is recorded at cost. During 2003, the Company purchased 37,656 shares of treasury stock at an average cost of $26.59. Also during 2003, the Company sold 21,546 shares with an average cost of $29.90 as a result of the exercise of stock options and the dividend reinvestment plan.


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


     TRUST ASSETS - Assets held in fiduciary or agency capacities for customers of the subsidiary Bank are not included in the accompanying consolidated statements of condition as such assets are not assets of the subsidiary Bank. Trust assets under management totaled $31.0 million as of December 31, 2003.


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


     RECENT ACCOUNTING PRONOUNCEMENTS - In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities". The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN No. 46 was effective for all VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN No. 46 was to be effective July 1, 2003. However, the FASB postponed that effective date to December 31, 2003. In December 2003, the FASB issued a revised FIN No. 46 (FIN No. 46R) which further delayed the effective date until March 31, 2004 for VIEs created prior to February 1, 2003, except for special purpose entities which must adopt either FIN No. 46 or FIN No. 46R as of December 31, 2003. As of December 31, 2003, the Company has no special purpose entities for which FIN No. 46 or FIN No. 46R must be applied. The requirements of FIN No. 46 or FIN No. 46R are not expected to have a material impact on the Company's consolidated financial statements.

     In April 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer clarifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003, except for certain mandatorily redeemable financial instruments for which the effective date has been deferrred indefinitely. The Company currently does not have any financial instruments that are within the scope of this statement. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

     In December 2003, the FASB issued SFAS No. 132 (revised), "Employers' Disclosures About Pensions and Other Postretirement Benefits". SFAS No. 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans, but does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. SFAS No. 132 (revised) generally is effective for fiscal years ending after December 15, 2003. The interim-period disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The Company's disclosures in note 11 incorporate the requirements of SFAS No. 132 (revised).


     ACQUISITION - On July 1, 2000, the Company acquired Hathaway Agency, Inc. (Hathaway), a local insurance agency. The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16. Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their fair values. The acquisition of Hathaway resulted in approximately $300,000 in excess of cost over net assets acquired ("goodwill"). Covenant not to compete payments are being expensed as paid over the five-year period of the covenant.

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

Note 2: EARNINGS PER SHARE

     The following sets forth certain information regarding the calculation of basic and diluted earnings per share (EPS) for the years ended December 31 (in thousands, except per share data):



                                                                                              2003       2002        2001

Net income                                                                                   $3,653     $4,632      $4,032
Weighted average common shares outstanding                                                    2,216      2,257       2,303
Dilutive effect of potential common shares related to stock based compensation plans             10         24          39

Weighted average common shares including potential dilution                                   2,226      2,281       2,342

Basic earnings per share                                                                      $1.65      $2.05       $1.75
Diluted earnings per share                                                                    $1.64      $2.03       $1.72


     There were 73,150, 74,400 and 35,850 anti-dilutive stock options outstanding at December 31, 2003, 2002 and 2001, respectively.

     The following adjusts reported net income and earnings per share to consistently reflect the provisions of SFAS No. 142 for the years ended December 31 (in thousands, except per share data):



                                                            2003                   2002                    2001

Net income:
     As reported                                           $3,653                 $4,632                  $4,032
     Add back: Goodwill amortization                           --                     --                     319

     Adjusted net income                                   $3,653                 $4,632                  $4,351

Basic EPS:
     As reported                                            $1.65                  $2.05                   $1.75
     Add back: Goodwill amortization                           --                     --                    0.14

     Adjusted basic EPS                                     $1.65                  $2.05                   $1.89

Diluted EPS:
     As reported                                            $1.64                  $2.03                   $1.72
     Add back: Goodwill amortization                           --                     --                    0.14

     Adjusted diluted EPS                                   $1.64                  $2.03                   $1.86



Note 3: RESERVE REQUIREMENTS

     The subsidiary Bank is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and cash equivalents, was approximately $4,738,000 and $4,282,000 at December 31, 2003 and 2002, respectively.

Note 4: SECURITIES

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities available for sale as of December 31 are as follows (in thousands):



                                                                                   2003

                                                                           Gross              Gross        Estimated
                                                       Amortized        Unrealized         Unrealized        Fair
                                                         Cost              Gains             Losses          Value

Debt securities available for sale:
  U.S. Treasury securities                               $2,143              $54               $--           $2,197
  Obligations of U.S. Government agencies               120,026            1,170               442          120,754
  Collateralized mortgage obligations:
     U.S. Government agencies                             6,173                5                 9            6,169
     Corporate securities                                   277               --                 5              272
  Other corporate securities                              7,172              303                60            7,415
  Obligations of state and political subdivisions        23,693            1,307                11           24,989

     Total debt securities available for sale           159,484            2,839               527          161,796
Equity securities available for sale:
  Corporate securities                                    1,210              245                --            1,455

     Total equity securities available for sale           1,210              245                --            1,455

         Total securities available for sale           $160,694           $3,084              $527         $163,251





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


     The amortized cost and estimated fair value of debt securities available for sale at December 31, 2003, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Collateralized mortgage obligations are included in this schedule based on the contractual maturity date.

                                                      Amortized     Estimated
                                                        Cost       Fair Value

     Due in one year or less                              $108          $110
     Due after one year through five years              20,228        20,612
     Due after five years through ten years             49,874        50,782
     Due after ten years                                89,274        90,292

          Total debt securities available for sale    $159,484      $161,796

     Proceeds from sales of securities available for sale and municipal securities called at premiums during 2003 and 2002 were $1,294,000 and $1,021,000, respectively. There were no sales of securities available for sale or municipal securities called at premiums during 2001. Gross gains in 2003 and 2002 were $30,000 and $31,000, respectively. There were no losses in 2003 or 2002.

     The fair value of all securities available for sale pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2003 and 2002 were $87,030,000 and $88,123,000, respectively.
Actual deposits secured by these securities at December 31, 2003 and 2002 were $46,304,000 and $45,504,000, respectively. Repurchase agreements secured by these securities at December 31, 2003 and 2002 were $12,124,000 and $13,570,000, respectively.

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities as of December 31 are as follows (in thousands):



                                                                                   2003

                                                                           Gross            Gross        Estimated
                                                       Amortized        Unrealized       Unrealized        Fair
                                                         Cost              Gains           Losses          Value

Obligations of states and political subdivisions         $7,711             $323             $4           $8,030
Corporate securities                                      2,000               --             --            2,000

     Total investment securities                         $9,711             $323             $4          $10,030





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


     The amortized cost and estimated fair value of investment securities at December 31, 2003, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Amortized        Estimated
                                                     Cost          Fair Value

     Due in one year or less                        $2,574           $2,606
     Due after one year through five years           2,613            2,739
     Due after five years through ten years          1,968            2,104
     Due after ten years                             2,556            2,581

          Total investment securities               $9,711          $10,030


     There were no sales of investment securities during 2003, 2002 and 2001. In 2002 and 2001, municipal issues called at premiums produced gains of $2,000 and $15,000, respectively. There were no municipal issues called at premiums in 2003.

     The amortized cost of all investment securities pledged to secure public deposits as required by law at December 31, 2003 and 2002 were $2,698,000 and $2,822,000, respectively. Actual deposits secured by these securities at December 31, 2003 and 2002 were $2,676,000 and $2,696,000, respectively.

     The estimated fair values and unrealized losses on securities as of December 31, 2003 are as follows (in thousands):



                                                 Less than 12 months       12 months or longer              Total

                                                          Unrealized                 Unrealized                Unrealized
                                               Fair Value   Losses       Fair Value    Losses      Fair Value    Losses

Securities available for sale:
   Obligations of U.S. Government agencies       $45,655        $432          $475         $10        $46,130       $442
   Collateralized mortgage obligations:
     U.S. Government agencies                      2,130           9            --          --          2,130          9
     Corporate securities                             --          --           272           5            272          5
   Other corporate securities                         --          --         2,808          60          2,808         60
   Obligations of states and
     political subdivisions                          836          11            --          --            836         11

   Total temporarily impaired securities
     available for sale                          $48,621        $452        $3,555         $75        $52,176       $527

Investment securities:
   Obligations of states and
     political subdivisions                         $500          $4            --          --           $500         $4

   Total temporarily impaired investment
     securities                                     $500          $4           $--         $--           $500         $4


     Securities with unrealized losses at December 31, 2003 make up an insignificant portion of the portfolio. Unrealized losses of less than twelve months are primarily related to current market rates. Unrealized losses of periods exceeding twelve months are primarily related to longer maturities of corporate securities with credit ratings of A or better.


Note 5: LOANS

     Loans are comprised of the following at December 31 (in thousands):

                                                  2003              2002

Commercial and commercial real estate           $49,466            $51,313
Residential real estate                          71,114             80,616
Installment                                      64,567             69,088

     Total loans                               $185,147           $201,017

     Non-accrual loans at December 31, 2003, 2002 and 2001 were $1,374,000, $1,620,000 and $374,000, respectively. The difference between the interest collected on these loans and recognized as income, and the amounts which would have been accrued is not significant. There were loans ninety days past due and still accruing interest of $273,000, $67,000 and $159,000 as of December 31, 2003, 2002 and 2001, respectively.

     As of December 31, 2003 and 2002, respectively, there were $1,374,000 and $1,620,000 of commercial loans that were placed on non-accrual status and were classified as impaired loans. As of December 31, 2003 and 2002, $371,000 and $324,000 of the allowance for loan losses was allocated to the impaired loans, respectively. During 2003, 2002 and 2001, the average balance of impaired loans was $1,876,000, $665,000 and $601,000, respectively. Interest income of $31,000, $58,000 and $17,000 was recognized on impaired loans during 2003, 2002 and 2001, respectively.

     The subsidiary Bank's primary business area consists of the Counties of Fulton and Saratoga and, therefore, there are certain concentrations of loans and loan commitments within that geographic area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of this region. At December 31, 2003 and 2002, the only area of industry concentration that existed within the subsidiary Bank were to the leather and leather-related industries. Loans outstanding to this segment were $2.6 million as of December 31, 2003 and $4.2 million as of December 31, 2002. These figures represent 1.4% and 2.1% of gross loans outstanding at the end of each respective year. Outstanding commitments to this segment were $0.6 million as of December 31, 2003 and $4.3 million as of December 31, 2002. These figures represent 2.4% and 17.7% of the total commitments outstanding at the end of each respective year.

     In the ordinary course of business, the subsidiary Bank has made loans to certain directors and executive officers of the Company, its subsidiaries, and other related parties. Such transactions are on substantially the same terms, including interest rates and collateral on loans, as comparable transactions made to others. Total loans to these persons and companies on December 31, 2003 and 2002 amounted to $3,832,000 and $4,664,000, respectively. During 2003, $5,668,000 of new loans were made and repayments totaled $6,500,000.


Note 6: ALLOWANCE FOR LOAN LOSSES

     A summary of the changes in the allowance for loan losses is as follows (in thousands):

                                       2003          2002          2001

Balance at beginning of year          $3,083        $2,506        $2,750
Provision charged to income            1,290         1,165           525
Loans charged off                     (2,122)         (723)         (996)
Recoveries of loans charged off          167           135           227

Balance at end of year                $2,418        $3,083        $2,506


Note 7: PREMISES AND EQUIPMENT

Premises and equipment at December 31 are as follows (in thousands):

                                                     2003            2002

Land                                                $1,354            $687
Premises and leasehold improvements                  5,026           3,995
Equipment, furniture and fixtures                    3,537           3,174

                                                     9,917           7,856
Less: Accumulated depreciation                      (4,152)         (3,860)

     Total premises and equipment                   $5,765          $3,996

     Depreciation expense amounted to $392,000, $382,000 and $351,000 for the years 2003, 2002 and 2001, respectively.

Note 8: TIME DEPOSITS

     The approximate amount of contractual maturities of time deposit accounts for the years subsequent to December 31, 2003 are as follows (in thousands):

     Years ended December 31,

               2004                                   $90,803
               2005                                    14,500
               2006                                     5,342
               2007                                     2,237
               2008                                     4,243

               Total                                 $117,125


Note 9: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     For the years ended December 31, 2003 and 2002, the average balance of Securities Sold Under Agreements to Repurchase was $12,081,000 and $12,436,000, respectively. The highest month end balances for these borrowings during 2003 and 2002 were $13,277,000 and $13,570,000, respectively. The average rate paid for these borrowings during 2003 and 2002 was 4.92% and 4.87%, respectively.

     The underlying securities associated with customer repurchase agreements are under the control of the subsidiary Bank. All customer repurchase agreements at December 31, 2003 matured within two days. The underlying securities associated with repurchase agreements with the Federal Home Loan Bank (FHLB) are held in a collateral account for our account until maturity of the agreements. All FHLB repurchase agreements have stated maturities of ten years or less.


Note 10: NOTES PAYABLE - FEDERAL HOME LOAN BANK

     Information on the borrowings is summarized as follows (dollars in thousands):

                        Floating Rate and Fixed Rate Advances

                          Balance at         Interest Rate as
     Maturity Date    December 31, 2003     of December 31, 2003    Call Date

      02/03/2004           $1,000                 4.800%           02/03/2004
      01/27/2005            1,000                 6.150            01/27/2004
      11/22/2005            2,000                 5.920            02/22/2004
      12/13/2010            2,000                 5.090            03/13/2004
      01/11/2011            2,000                 4.600            01/11/2004
      01/11/2011            2,000                 4.910            01/11/2004
      02/28/2011            1,000                 4.460            02/28/2004
      03/08/2011            2,000                 4.820            03/08/2004
      05/02/2011            2,000                 4.720            04/30/2004
      11/28/2011            1,000                 4.020            11/28/2004
      03/19/2012            2,000                 4.410            03/18/2005
      02/05/2004*           1,000                 1.270                 *
      05/14/2004*           2,000                 1.220                 *
      06/15/2004*           1,000                 1.150                 *
      04/18/2005*           2,000                 1.186                 *
      05/02/2005*           2,000                 1.230                 *
      06/15/2005*           2,000                 1.203                 *
      07/12/2005*           2,000                 1.100                 *
      07/15/2005*           1,000                 1.190                 *
      08/30/2005*           1,000                 1.190                 *
      10/31/2005*           1,000                 1.261                 *
      03/06/2006*           1,000                 1.140                 *
      05/23/2007*           1,500                 1.350                 *

               Total      $35,500

     *These borrowings are non-callable but retain a monthly or quarterly repricing frequency to the current 1-month or 3-month LIBOR rate plus or minus 0 to 18 basis points. The interest on these borrowings is calculated on an actual/360-day basis and is payable monthly or quarterly to the Federal Home Loan Bank depending on the repricing frequency.

                    Monthly Amortizing Fixed Rate Advances

                                  Balance at            Interest Rate as
      Maturity Date           December 31, 2003       of December 31, 2003

      10/28/2005                  $   124                    5.228%
      10/28/2008                      112                    5.436

               Total              $   236

     These borrowings call for monthly payments of principal and interest of approximately $8,000 per month. Interest on these advances is calculated on a 30/360 day basis.

     At December 31, 2003 and 2002, the subsidiary Bank had available lines of credit with correspondent banks and the Federal Home Loan Bank of $124,451,000 and $123,291,000, respectively. Advances on these lines are secured by the subsidiary Bank's real estate mortgages, investment securities, available-for-sale securities and Federal Home Loan Bank stock. At December 31, 2003 and 2002, advances outstanding on these lines with the Federal Home Loan Bank were $35,736,000 and $39,119,000, respectively.


Note 11: EMPLOYEE BENEFIT PLANS

     Pension Plan - The subsidiary Bank is a member of the New York State Bankers Retirement System (the "System") and offers a non-contributory defined benefit retirement plan to substantially all full-time employees. Benefit payments to retired employees are based upon their length of service and percentages of average compensation during the final three to five years of employment. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

     The following table sets forth the plan's funded status as of a September 30 measurement date, and the amounts recognized in the accompanying consolidated financial statements (dollars in thousands).



                                                             2003                    2002

Change in projected benefit obligation:
     Projected benefit obligation at beginning of year      $5,079                  $4,115
     Service cost                                              231                     200
     Interest cost                                             311                     271
     Benefits paid                                            (218)                   (213)
     Expenses paid                                             (30)                    (32)
     Assumption changes and other                              (16)                    738

     Projected benefit obligation at end of year             5,357                   5,079

Change in plan assets:
     Fair value of plan assets at beginning of year          3,622                   4,078
     Actual return/(loss) on plan assets                       636                    (211)
     Employer contribution                                     137                      --
     Benefits paid                                            (218)                   (213)
     Expenses paid                                             (30)                    (32)

     Fair value of plan assets at end of year                4,147                   3,622

     Funded status                                          (1,210)                 (1,457)
     Unrecognized net actuarial loss                         1,545                   1,989
     Unrecognized prior service cost                           264                     281
     Unrecognized transition asset                              (1)                     (1)

     Net amount recognized                                    $598                    $812

Amounts recognized in the consolidated statements
  of condition consist of:
     Prepaid pension cost                                     $598                    $812
     Additional minimum liability                           (1,222)                 (1,565)
     Intangible asset                                          264                     281
     Accumulated other comprehensive loss (pre-tax basis)      958                   1,284

     Prepaid pension cost                                     $598                    $812


The following assumptions were used to determine projected benefit obligations as of September 30:



                                                              2003                    2002

     Discount rate                                            5.75%                   6.25%
     Rate of compensation increase                            3.00                    4.00


Components of net periodic pension cost:



                                                              2003                    2002                   2001

     Service cost                                             $231                    $200                   $171
     Interest cost                                             311                     271                    264
     Expected return on plan assets                           (302)                   (344)                  (375)
     Amortization of loss from earlier periods                  95                      31                     --
     Amortization of unrecognized prior service cost            17                       6                     (2)
     Amortization of unrecognized transition asset              (1)                     (1)                    (1)

     Net periodic pension cost                                $351                    $163                    $57


The following assumptions were used to determine net periodic benefit cost for the years ended September 30:


                                                              2003                    2002                   2001

     Discount rate                                            6.25%                   6.75%                  7.75%
     Expected return on plan assets                           8.00                    8.50                   8.50
     Rate of compensation increase                            4.00                    4.00                   4.50


Plan Assets:

The asset allocation of the pension plan at September 30 was as follows:



                                                              2003                    2002

     Equity securities                                        59.7%                   55.3%
     Debt securities                                          34.5                    36.3
     Other                                                     5.8                     8.4

Total                                                        100.0%                  100.0%


Investment Policies

     The New York State Bankers Retirement System (the "System") was established in 1938 to provide for the payment of benefits to employees of participating banks. The System is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines. The System utilizes two investment management firms (which will be referred to as Firm I and Firm
II), each investing approximately 50% of the total portfolio. The System's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees and designed to achieve an allocation approximating 60% invested in equity securities and 40% invested in debt securities. Each Firm reports at least quarterly to the Investment Committee and semi-annually to the Board.

     Equities: The target allocation percentage for equity securities is 60% but may vary from 50%-70% at the investment manager's discretion. Firm I is employed for its expertise as a Value Manager. It is allowed to invest a certain amount of the equity portfolio under its management in international securities and to hedge the international securities so as to protect against currency devaluations. The equities managed by Firm II are in a commingled Large Cap Equity Fund. The Fund is invested in a diversified portfolio of common or capital stocks, or bonds, debentures, notes, or preferred stocks convertible into common or capital stocks, or in other types of equity investments whether foreign or domestic. Short-term obligations of the U.S. Government or other short-term investments may be purchased and held pending the selection and purchase of suitable investments which meet the guidelines above. Investments may include units of participation in any Fund established within this Fund which consists of assets of the nature described in the preceding paragraph.

     Fixed Income: For both investment portfolios, the target allocation percentage for debt securities is 40% but may vary from 30%-50% at the investment manager's discretion. The Fixed Income Portfolio managed by Firm I operates with guidelines relating to types of debt securities, quality ratings, maturities, and maximum single and sector allocations. The portfolio may trade foreign currencies in both spot and forward markets to effect securities transactions and to hedge underlying asset positions. The purchase and sale of bond indices and short-term securities is permitted, however purchases may not be used to leverage the portfolio. Currency transactions may only be used to hedge 0-100% of currency exposure of foreign securities. The Fixed Income managed by Firm II is in a commingled Fixed Income Fund. This style of fixed income management focuses on high quality securities drawn from various market sectors, including U.S. treasuries and government sponsored agencies, sovereigns, supranationals, residential Mortgage Backed Securities (MBS), corporates, Commercial Mortgage Backed Securities (CMBS), Asset Backed Securities (ABS), and municipals as set forth in its guidelines and the System's investment policy.

Expected Long-Term Rate-of-Return

     The expected long-term rate-of-return on plan assets reflects long-term earnings expectations on existing plan assets and those contributions expected to be received during the current plan year. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets in the fund and the rates of return expected to be available for reinvestment. Average rates of return over the past 1, 3, 5 and 10 year periods were determined and subsequently adjusted to reflect current capital market assumptions and changes in investment allocations.


     The subsidiary Bank has a Supplemental Executive Retirement Plan for key management personnel. The subsidiary Bank's expense for the years ended December 31, 2003, 2002 and 2001 was approximately $62,000, $60,000 and
$58,000, respectively.

     The subsidiary Bank has also established a Supplemental Life Insurance Plan/Split Dollar for all officers, vice president and above, with at least ten years of service to the Company. Under the terms of this plan, upon the death of a participant, the beneficiary receives an amount equal to three times the final year's salary of the participant. The subsidiary Bank has invested approximately $5.1 million for this coverage and is receiving an annual tax free return. The cash surrender value of the bank-owned life insurance is included in other assets and was approximately $6.0 million and $5.8 million as of December 31, 2003 and December 31, 2002, respectively.

     Profit Sharing Plan - The subsidiary Bank has a non-contributory profit sharing plan under which contributions are made by the subsidiary Bank to a separate trust for the benefit of the subsidiary Bank's participating employees. Annual contributions to the plan are determined by the board of directors of the subsidiary Bank. Contributions are accrued during the year and are distributed on December 31 of each year. The subsidiary Bank's contribution to the plan for 2003, 2002 and 2001 was $156,000, $152,000 and $146,000, respectively.

     Other than certain life insurance benefits which are provided to a closed group of retirees, the Company does not provide post-retirement benefits to employees. The costs associated with the life insurance to the closed group of retirees is not significant in 2003, 2002 or 2001.


Note 12: STOCK BASED COMPENSATION

     A summary of the status of the Company's stock option plans as of December 31, 2003, 2002 and 2001 and changes during the years then ended is presented below:



                                                   2003                         2002                         2001

                                                  Weighted Average             Weighted Average             Weighted Average
                                        Shares     Exercise Price    Shares     Exercise Price    Shares     Exercise Price

Options:
     Outstanding at beginning of year  247,761        $26.11        231,258         $25.32       232,115         $23.83
     Granted                            41,800         25.75         40,550          29.43        35,850          32.50
     Exercised                          (9,334)        19.51        (22,047)         23.35       (34,968)         22.72
     Cancelled                          (2,357)        26.97         (2,000)         32.50        (1,739)         26.25
     Outstanding at year-end           277,870         26.27        247,761          26.11       231,258          25.32
     Exercisable at year-end           206,595        $25.93        185,657         $25.08       181,163         $24.70


The following table summarizes information about the Company's stock options at December 31, 2003:

                                          Weighted Average
     Exercise                                Remaining
      Price           Outstanding          Contract Life          Exercisable

      $25.75             41,800              9.5 years                   --
       29.43             39,300              8.5 years                9,825
       32.50             33,850              7.5 years               33,850
       26.25            103,090              5.3 years              103,090
       23.67             41,493              4.8 years               41,493
       15.22             18,337              4.7 years               18,337

                        277,870                                     206,595

Note 13: INCOME TAXES

     The following is a summary of the components of income tax expense for the years ended December 31 (in thousands):



                                                             2003                    2002                   2001

Current tax expense:
     Federal                                                  $866                  $1,861                 $1,567
     State                                                      76                     264                    210

     Total current tax expense                                 942                   2,125                  1,777

Deferred tax expense (benefit):
     Federal                                                   150                    (249)                    26
     State                                                      36                     (59)                     6

     Total deferred tax expense (benefit)                      186                    (308)                    32

Provision for income taxes                                  $1,128                  $1,817                 $1,809


     The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows (in thousands):



                                                            2003                    2002                   2001

                                                                   % of                   % of                    % of
                                                                  Pretax                 Pretax                  Pretax
                                                     Amount       Income     Amount      Income     Amount       Income

Tax expense at statutory rate                        $1,626        34.0%    $2,193        34.0%     $1,986        34.0%
Increase (decrease) resulting from:
     Tax-exempt interest income                        (525)      (11.0)      (533)       (8.2)       (506)       (8.7)
     State tax expense, net of federal deductions        72         1.5        135         2.1         140         2.4
     Interest expense incurred to carry
        tax-exempt bonds                                 37         0.8         47         0.7          63         1.1
     Amortization of goodwill                            --          --         --          --         129         2.2
     Other                                              (82)       (1.7)       (25)       (0.4)         (3)         --

Provision for income taxes                           $1,128        23.6%    $1,817        28.2%     $1,809        31.0%


     Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, are as follows (in thousands):



                                                                              2003                    2002

Deferred tax assets:
     Allowance for loan losses                                                $942                  $1,201
     Director's deferred compensation                                           10                       9
     Accrued pension liability                                                 192                     168
     Purchase accounting adjustments                                            29                      32
     Covenant not to compete                                                    74                      55
     Loan fees                                                                  10                      15

        Total gross deferred tax assets                                      1,257                   1,480

Deferred tax liabilities:
     Premises and equipment, primarily due to accelerated depreciation         (52)                    (54)
     Securities discount accretion                                             (87)                    (68)
     Prepaid pension cost                                                     (327)                   (370)
     Purchase accounting adjustments                                          (153)                   (164)

        Total gross deferred tax liabilities                                  (619)                   (656)

        Net deferred tax asset end of year                                     638                     824
        Net deferred tax asset beginning of year                               824                     516

Deferred tax expense/(benefit)                                                $186                   ($308)


     In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $996,000 at December 31, 2003 related to the unrealized gain on securities available for sale as of December 31, 2003 and a deferred tax asset of $373,000 related to the recognition of a minimum pension liability as of December 31, 2003. The Company had a deferred tax liability of $1,329,000 at December 31, 2002 related to the unrealized gain on securities available for sale as of December 31, 2002 and a deferred tax asset of $500,000 related to the recognition of a minimum pension liability as of December 31, 2002.

     Deferred tax assets are recognized subject to management's judgement that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 2003 and 2002 will be realized.

Note 14: COMPREHENSIVE INCOME/(LOSS)

     Comprehensive income/(loss) represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale and minimum pension liability adjustments. The Company has reported its comprehensive income or loss for 2003, 2002 and 2001 in the consolidated statements of changes in stockholders' equity.

     The Company's other comprehensive income consisted of the following components for the years ended December 31 (in thousands):



                                                                                2003             2002               2001

Net unrealized holding (losses)/gains arising during the year, net of taxes
     of $321 in 2003, ($1,034) in 2002 and ($333) in 2001                       $(504)           $1,621             $522

Reclassification adjustment for net realized gains included in
     income, net of taxes of $12 in 2003, $12 in 2002 and $0 in 2001              (18)              (19)              --

Minimum pension liability adjustment, net of taxes of ($127) in 2003,
     $500 in 2002 and $0 in 2001                                                  198              (784)              --

Other comprehensive (loss)/income                                               ($324)             $818             $522



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

     Contract amounts of financial instruments that represent credit risk as of December 31, 2003 and 2002 at fixed and variable rates are as follows (in thousands):



                                                                                      2003

                                                                     Fixed            Variable          Total

Commitment and unused lines of credit:
     Home equity loans                                                  $--            $4,528           $4,528
     Commercial loans                                                 3,311            12,595           15,906
     Overdraft loans                                                  1,354                --            1,354
     Mortgage loans                                                   2,596                --            2,596

                                                                      7,261            17,123           24,384
Standby letters of credit                                                --               191              191

Total commitments                                                    $7,261           $17,314          $24,575





                                                                                      2002

                                                                     Fixed            Variable          Total

Commitment and unused lines of credit:
     Home equity loans                                                  $--            $4,516           $4,516
     Commercial loans                                                 1,024            15,994           17,018
     Overdraft loans                                                  1,377                --            1,377
     Mortgage loans                                                   1,379                --            1,379

                                                                      3,780            20,510           24,290
Standby letters of credit                                                --               261              261

Total commitments                                                    $3,780           $20,771          $24,551


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

     FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34", requires certain disclosures and liability-recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $191,000 and $261,000 at December 31, 2003 and 2002, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2003 and 2002 were insignificant.

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

     As of December 31, 2003 and 2002, the Company and the subsidiary Bank met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the subsidiary Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the subsidiary Bank's capital classification.

     The following is a summary of the actual capital amounts and ratios as of December 31, 2003 and 2002 for the Company (consolidated) and the subsidiary Bank (in thousands):



                                                           2003                                     2002

                                                 Amount            Ratio                  Amount            Ratio

Consolidated
     Leverage (Tier 1) capital                   $32,589            8.3%                  $30,619            7.9%
     Risk-based capital:
        Tier 1                                    32,589           16.2                    30,619           14.9
        Total                                     35,117           17.5                    33,266           16.2

Subsidiary Bank
     Leverage (Tier 1) capital                   $30,464            7.8%                  $28,995            7.5%
     Risk-based capital:
        Tier 1                                    30,464           15.2                    28,995           14.1
        Total                                     32,914           16.4                    31,620           15.3



Note 17: PARENT COMPANY ONLY FINANCIAL INFORMATION

     The following presents the financial condition of the Parent Company as of December 31, 2003 and 2002 and the results of its operations and cash flows for the years ended December 31, 2003, 2002 and 2001 (in thousands):


                                CONDENSED STATEMENTS OF CONDITION (Parent only)


                                                                                          At December 31,

                                                                                    2003                   2002

ASSETS
     Cash                                                                             $513                   $392
     Securities available for sale, at fair value                                      285                    169
     Investment in subsidiaries                                                     37,311                 36,346

        Total assets                                                               $38,109                $36,907


LIABILITIES AND STOCKHOLDERS'  EQUITY
     Deferred taxes payable - FASB No. 115                                             $69                    $23

        Total liabilities                                                               69                     23


STOCKHOLDERS' EQUITY
     Common stock                                                                   $6,004                 $6,004
     Surplus                                                                         4,418                  4,418
     Undivided profits                                                              32,353                 30,517
     Treasury stock, at cost                                                        (5,710)                (5,354)
     Accumulated other comprehensive income                                            975                  1,299

        Total stockholders' equity                                                  38,040                 36,884

        Total liabilities and stockholders' equity                                 $38,109                $36,907



                                   CONDENSED STATEMENTS OF INCOME (Parent only)


                                                                                              Years ended December 31,

                                                                                         2003           2002          2001

Income
     Dividends from subsidiaries                                                        $2,300         $3,312        $4,025
     Dividends on securities available for sale                                              8              6             6

        Total dividend income                                                            2,308          3,318         4,031

Expenses
     Other expense                                                                          19             38            49

        Total expenses                                                                      19             38            49

Income before income taxes and equity in undistributed net income of subsidiaries        2,289          3,280         3,982

Income tax benefit                                                                           5             13            17

Income before equity in undistributed net income of subsidiaries                         2,294          3,293         3,999
Equity in undistributed net income of subsidiaries                                       1,359          1,339            33

Net income                                                                              $3,653         $4,632        $4,032




                               CONDENSED STATEMENTS OF CASH FLOWS (Parent only)


                                                                         Years ended December 31,

                                                             2003                    2002                   2001

Cash flows from operating activities:
     Net income                                             $3,653                  $4,632                 $4,032
     Decrease/(increase) in other assets                        --                      --                     30
     (Decrease)/increase in other liabilities                   --                      --                     (6)
     (Equity in)/distributions in excess of
         undistributed net income                           (1,359)                 (1,339)                   (33)

Net cash provided by operating activities                    2,294                   3,293                  4,023

Cash flows from financing activities:
     Proceeds from the sale of treasury stock                  513                     908                  1,003
     Treasury stock purchased                               (1,001)                 (2,544)                (3,381)
     Cash dividends paid on common stock                    (1,685)                 (1,579)                (1,520)

Net cash used by financing activities                       (2,173)                 (3,215)                (3,898)

Net increase in cash                                           121                      78                    125

Cash beginning of period                                       392                     314                    189

Cash end of period                                            $513                    $392                   $314


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

     Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the net deferred tax asset and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value. In addition, there are significant intangible assets that the fair value estimates do not recognize, such as the value of "core deposits", the subsidiary Bank's branch network, trust relationships and other items generally referred to as "goodwill".


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


Loans

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer, and real estate. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories.

     The fair value of performing loans is calculated by discounting scheduled cash flows through the contractual estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the term of the loans to maturity, adjusted for estimated prepayments.

     Fair value for non-performing loans is based on recent external appraisals and discounting of cash flows. Estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.


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


Financial Instruments

     The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):



                                                                   2003                               2002

                                                          Carrying       Estimated           Carrying       Estimated
                                                           Amount       Fair Value            Amount       Fair Value

Financial Assets:
     Cash and cash equivalents                             $31,390        $31,390             $34,660        $34,660
     Securities available for sale<F1>                     166,240        166,240             147,380        147,380
     Investment securities                                   9,711         10,030               9,569          9,975
     Loans (net of unearned income)                        171,230        173,260             186,264        188,493
        Less allowance for loan losses                       2,418             --               3,083             --

           Net loans                                       168,812        173,260             183,181        188,493
     Accrued interest receivable                             1,809          1,809               1,801          1,801

Financial Liabilities:
     Deposits
        Non-interest bearing demand                        $30,386        $30,386             $27,827        $27,827
        Savings, NOW and money market                      160,736        160,736             152,469        152,469
        Certificates of deposit and other time             117,125        118,292             120,320        122,080

           Total deposits                                  308,247        309,414             300,616        302,376
        Securities sold under agreements to repurchase      12,124         11,916              13,570         13,918
        Notes Payable - FHLB                                35,736         35,679              39,119         39,470
        Accrued interest payable                               280            280                 326            326


<F1> Includes investments required for membership in FRB and FHLB.



INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
CNB Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of CNB Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


                                                                 /s/ KPMG LLP


Albany, New York
January 30, 2004

UNAUDITED INTERIM FINANCIAL INFORMATION
(In thousands, except per share data)

The following is a summary of unaudited quarterly financial information for each quarter of 2003 and 2002.



                                                                               THREE MONTHS ENDED

                                                        March 31, 2003     June 30, 2003   Sept. 30, 2003     Dec. 31, 2003

Total interest and dividend income                          $5,170            $4,981           $4,749            $4,805
Total interest expense                                       1,816             1,761            1,612             1,527

Net interest income                                          3,354             3,220            3,137             3,278

Provision for loan losses                                      385               135              135               635

Noninterest income                                             712               525              615               462
Noninterest expense                                          2,202             2,299            2,294             2,437

Income before income taxes                                   1,479             1,311            1,323               668
Provision for income taxes                                     396               329              325                78

Net income                                                  $1,083              $982             $998              $590

Earnings per share:
    Basic                                                    $0.49             $0.44            $0.45             $0.27
    Diluted                                                   0.49              0.44             0.45              0.27





                                                                               THREE MONTHS ENDED

                                                        March 31, 2002     June 30, 2002   Sept. 30, 2002     Dec. 31, 2002

Total interest and dividend income                          $5,619            $5,588           $5,539            $5,300
Total interest expense                                       2,109             2,118            2,093             1,980

Net interest income                                          3,510             3,470            3,446             3,320

Provision for loan losses                                      310               225              355               275

Noninterest income                                             700               482              634               471
Noninterest expense                                          2,069             2,143            2,007             2,200

Income before income taxes                                   1,831             1,584            1,718             1,316
Provision for income taxes                                     550               453              494               320

Net income                                                  $1,281            $1,131           $1,224              $996

Earnings per share:
    Basic                                                    $0.56             $0.50            $0.54             $0.45
    Diluted                                                   0.55              0.49             0.54              0.44


DESCRIPTION OF BUSINESS

CNB Bancorp, Inc., a New York corporation, organized in 1988, is a registered financial holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company, was organized in 1887 and is also headquartered in Gloversville, New York, with five branches located in the county of Fulton and one branch located in the county of Saratoga. The subsidiary Bank is a full service commercial bank that offers a broad range of demand and time deposits; consumer, mortgage, and commercial loans; and trust and investment services. The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve Bank and the Office of the Comptroller of the Currency. On July 1, 2000, CNB Bancorp, Inc. acquired another wholly-owned subsidiary, Hathaway Agency, Inc., which was organized in 1915 and is also headquartered in Gloversville, New York. The subsidiary Insurance Agency specializes in commercial, industrial and not-for-profit businesses, as well as insuring personal automobiles and homes primarily in Fulton County. The insurance agency is under the supervision of the New York State Insurance Department.




MARKET AND DIVIDEND INFORMATION
CNB BANCORP, INC.

    The common capital stock - $2.50 par value is the only registered security of the Company and is inactively traded. The range of prices of this security known to management based on records of the Company and as supplied by Ryan, Beck and Co. on a quarterly basis and the quarterly cash dividends paid for the most recent two years are shown below:



                                                                      2003

                                          High               Low                Close         Dividend Paid

First Quarter                            $26.50            $23.31              $23.95             $ .19
Second Quarter                            26.05             22.20               25.75               .19
Third Quarter                             29.00             25.50               27.25               .19
Fourth Quarter                            27.50             25.60               25.60               .19

Number of shareholders on December 31                      697





                                                                      2002

                                          High               Low                Close         Dividend Paid

First Quarter                            $33.50            $29.50              $32.50             $ .17
Second Quarter                            33.30             29.85               29.90               .17
Third Quarter                             29.90             26.70               27.00               .18
Fourth Quarter                            28.00             23.50               26.50               .18

Number of shareholders on December 31                      693


A copy of Form 10K (Annual Report) for 2003, filed with the Securities and Exchange Commission by the Company, is available to shareholders free of charge by written request to:

George A. Morgan, Vice President and Secretary
CNB Bancorp, Inc., 10-24 N. Main Street, P.O. Box 873, Gloversville, NY 12078

                     CITY NATIONAL BANK & TRUST COMPANY


                               ADMINISTRATION

WILLIAM N. SMITH                         CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN        EXECUTIVE VICE-PRESIDENT, CASHIER, AND TRUST OFFICER


                                 COMPLIANCE

GEORGE E. DOHERTY                                      SENIOR VICE-PRESIDENT


                                   FINANCE

MICHAEL J. FRANK                              VICE-PRESIDENT AND COMPTROLLER


                               HUMAN RESOURCES
DEBORAH A. BRANDIS                                            VICE-PRESIDENT
CAROLE A. GOTTUNG                                           TRAINING OFFICER


                                   LENDING

MICHAEL J. PEPE                                        SENIOR VICE-PRESIDENT
BILL ARGOTSINGER                                              VICE-PRESIDENT
ROBERT A. GRUGLE                                              VICE-PRESIDENT
HENRI LANGEVIN                                                VICE-PRESIDENT
MICHAEL G. LISKY                                              VICE-PRESIDENT
GARY R. CANFIELD                                    ASSISTANT VICE-PRESIDENT
MARY E. IANNOTTI                                    ASSISTANT VICE-PRESIDENT
NANCY E. LUEY                                       ASSISTANT VICE-PRESIDENT


                                  MARKETING

LAWRENCE D. PECK                                              VICE-PRESIDENT


                                 OPERATIONS

RONALD J. BRADT                                        SENIOR VICE-PRESIDENT
DENISE L. CERASIA                                             VICE-PRESIDENT
PAULA K. TUCKER                                              SYSTEMS OFFICER


                                 TECHNOLOGY

L. RANDY MARSICANO                                            VICE-PRESIDENT


                                    TRUST

DEBORAH M. BUCK                                                TRUST OFFICER


                             INVESTMENT SERVICES

RICHARD DIXON                                     FINANCIAL SERVICES OFFICER


                                    AUDIT

BRIAN R. SEELEY                                                      AUDITOR




                               BRANCH OFFICES

ELIZABETH J. SIMONDS                 VICE-PRESIDENT AND BRANCH ADMINISTRATOR


                      GLOVERSVILLE - NORTH MAIN STREET

DEBRA ELLSWORTH                                                 AVP, MANAGER


                         GLOVERSVILLE - FIFTH AVENUE

ROSEANN LAURIA                                                  AVP, MANAGER
DENISE HLADIK                                                 BRANCH OFFICER


                                 NORTHVILLE

CONSTANCE A. ROBINSON                                           AVP, MANAGER
KAREN SCHERMERHORN                                            BRANCH OFFICER


                        GLOVERSVILLE - FREMONT STREET

NANCY RUPERT                                                  BRANCH OFFICER


                                  JOHNSTOWN

TAMMY L. WARNER                                                 AVP, MANAGER
TAMMY MALAGISI                                                BRANCH OFFICER


                                    PERTH

AMY PRAUGHT                                                     AVP, MANAGER


                                  SARATOGA

PETER E. BROWN                                                  AVP, MANAGER