Form 10-K, Exhibit 13
period 2004-12-31
CNB BANCORP INC /NY/
filed 2005-03-28
CIK 839928

Exhibit 13


                              CNB Bancorp, Inc.

                                     2004
                                ANNUAL REPORT

DIRECTORS
CNB Bancorp, Inc. and City National Bank and Trust Company


JOHN C. MILLER.................................PRESIDENT, JOHN C. MILLER, INC.
                                                             AUTOMOBILE DEALER

ROBERT L. MAIDER......................  .....PARTNER, MAIDER & SMITH ATTORNEYS

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

JOHN J. DALY...................(RETIRED) CO-FOUNDER, ALPIN HAUS SKI SHOP, INC.
              RETAIL SALES OF RECREATIONAL VEHICLES, SKI ACCESSORIES AND POOLS


OFFICERS - CNB BANCORP, INC.

WILLIAM N. SMITH...........................CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN..................................VICE PRESIDENT AND SECRETARY
MICHAEL J. FRANK.....................................................TREASURER
BRIAN R. SEELEY........................................................AUDITOR


HONORARY DIRECTORS

LYDON F. MAIDER              JAMES W. ST. THOMAS              ROSS H. HIGIER
CLARK EASTERLY, SR.          RICHARD E. HATHAWAY            RICHARD P. TATAR
FRANK E. PERRELLA

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)


                                      2004              2003             2002

NET INCOME                           $4,509            $3,653           $4,632

Earnings Per Share

   Basic                               2.04              1.65             2.05
   Diluted                             2.03              1.64             2.03

CASH DIVIDENDS                       $1,771            $1,685           $1,579
Per Common Share                       0.80              0.76             0.70

STOCKHOLDERS' EQUITY AT YEAR-END    $40,021           $38,040          $36,884
Per Common Share                      18.04             17.22            16.58

RETURN ON AVERAGE
  STOCKHOLDERS' EQUITY                 11.5%              9.7%            12.8%

RETURN ON AVERAGE ASSETS               1.10%             0.92%            1.22%

TOTAL ASSETS AT YEAR-END           $421,920          $395,556         $391,804

PRESIDENT'S MESSAGE


   I am pleased to report that 2004 was a return to earnings growth for our Company.
   Net income at $4.5 million was an increase of 23.4% over the prior year's result of $3.7 million. More importantly, diluted earnings per share were $2.03, compared to $1.64 in 2003, an increase of 23.8%.
   Total assets increased $26.4 million or 6.7%, resulting in total assets at year-end of $421.9 million.
   Total loans, net of unearned income, increased $17.3 million or 10.1%. An increase in commercial lending and the purchase of loans associated with two branch acquisitions, discussed below, were primarily responsible for the increase.
   Total deposits increased $23.4 million or 7.6%, resulting in total deposits at year-end of $331.6 million. This increase primarily relates to the deposits received in the branch acquisitions.
   Stockholders' equity at year-end was $40.0 million as compared to $38.0 million at the prior year-end. This resulted in an equity to total assets ratio of 9.5%, a ratio that is over twice the regulatory minimum guideline of 4.0%.
   In January, the Board of Directors increased the dividend for the thirty-eighth consecutive year. The dividend per share for the year was $0.80, an increase of 5.3%, as compared to $0.76 in 2003. Total dividends paid to stockholders for the year amounted to $1.8 million.
   On July 30, 2004, the subsidiary Bank acquired two branches from HSBC BANK USA. These branches are located in Amsterdam, New York and Speculator, New York. At the date of acquisition, these branches had deposits totaling approximately $41.7 million and loans, net of unearned discount, totaling approximately $6.0 million.
   We are extremely pleased with these two purchases. The Amsterdam acquisition has expanded our market area south into Montgomery County and the Speculator acquisition has extended our market area north into Hamilton County into an area where there are no other banks. Both areas offer potential for growth in both loans and deposits.
   In November, John J. Daly, a native of Amsterdam, was appointed a member of the Board of Directors. His business experience and involvement in community affairs will compliment our existing board.
   During the year, Lloyd Politsch and Paul E. Smith, both former presidents of the Bank, passed away. Lloyd's career with the Bank began in 1934. In 1965 he was elected to the Board of Directors and in 1966 he became president of the Bank. Although he retired from active management of the Bank in 1977, he continued as a member of the Board until reaching the retirement age for directors in 1986. His service to the Company covered a period of 52 years. Paul came to work at the Bank in 1937. He was elected to the Board of Directors in 1968 and in 1977 became president of the Bank, a position he held until December 31, 1983. His service on the Board continued until retirement in 1995. Paul's commitment lasted for a period of 58 years.
   The loyalty, dedication and leadership of these two gentlemen to our organization should long be remembered.
   On July 30, 2002, President Bush signed the Sarbanes-Oxley Act of 2002 into law. This Act makes broad and significant changes to the federal securities statues, particularly in the areas of financial reporting and the audit process. This Act applies to all public companies reporting to the Securities and Exchange Commission (SEC), including CNB Bancorp, Inc.
   A result of the Act is that the SEC has adopted rules that require companies to provide a management evaluation of the effectiveness of the Company's internal control over financial reporting with the Company's independent registered public accounting firm attesting to that evaluation. These rules are effective as of year-end 2005 for CNB

Bancorp, Inc. For the independent registered public accounting firm to be able to attest to management's evaluation, major in-depth documentation must be developed. There are high implementation costs for all SEC reporting companies for this project, and it is estimated that our outside costs for compliance will exceed $100,000.00 in 2005.
   At the request of the United States Senate Committee on Small Business, the Government Accountability Office is conducting a study on the impact of the Act on small business. We are hopeful that some regulatory relief will come from Congress on this matter in the not-to-distant future.
   If you have visited one of our branches recently, you may have noticed that free coffee is available, there is a computer terminal to check your e-mail, and a television to provide you with the latest business news. This is all part of our new theme throughout the Bank, "Banking for your Lifestyle".
   Banking for your Lifestyle suggests superior customer service and providing a relaxing environment to do your banking. At many banks, customers rarely visit the branches because everything is automated. Even though we offer the latest technological services, at City National Bank we still want to encourage our customers and potential customers to come into the bank.
   Studies have shown that people who regularly go into a bank branch are far more likely to use more of the banks products and services.
   The new theme and new signage was developed by our advertising agency. You will notice this new theme now permeates all our promotional and advertising materials, including the color scheme for the cover of this year's Annual Report.
   In closing, as always, we welcome your comments and suggestions, and please remember to use our banking services and recommend us to your friends and neighbors.

                                                        /s/ WILLIAM N. SMITH

                                                            WILLIAM N. SMITH
                Chairman of the Board, President and Chief Executive Officer
                                      of the Company and the subsidiary Bank

Year-End Total Assets
Five Years (2000-2004)

(Thousands)

2000    $339,306
2001    $359,955
2002    $391,804
2003    $395,556
2004    $421,920



Net Income
Five Years (2000-2004)

(Thousands)

2000    $3,705
2001    $4,032
2002    $4,632
2003    $3,653
2004    $4,509

Basic Earnings Per Share
Five Years (2000-2004)

(Dollars)

2000    $1.56
2001    $1.75
2002    $2.05
2003    $1.65
2004    $2.04



Dividends Per Common Share
Five Years (2000-2004)

(Dollars)

2000    $0.62
2001    $0.66
2002    $0.70
2003    $0.76
2004    $0.80

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

Overview:

      CNB Bancorp, Inc. (the Company) was organized in 1988 and is a registered financial holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company (subsidiary
Bank), was organized in 1887 and is also headquartered in Gloversville, New York. On June 1, 1999, the Company completed the acquisition of Adirondack Financial Services Bancorp, Inc. (Adirondack), at which time Adirondack was merged with and into CNB Bancorp, Inc. Upon acquisition, Adirondack's subsidiary bank, Gloversville Federal Savings and Loan Association, merged with the Company's subsidiary bank City National Bank and Trust Company.
      Effective July 1, 2000, the Company completed the acquisition of Hathaway Agency, Inc. (Agency), a general insurance agency. Pursuant to the merger, Hathaway became a wholly-owned subsidiary of CNB Bancorp, Inc.
      On August 2, 2004, the subsidiary Bank completed the acquisition of two HSBC BANK USA branch offices located in Speculator and Amsterdam, New York.
      The subsidiary Bank is a full service commercial bank that offers a broad range of traditional banking services. The services include the gathering of deposits from branch offices in areas served and using those deposits to originate a variety of commercial, consumer and real estate loans, and providing trust and investment services. The Company's main revenue sources are interest earned on loans and investments from the subsidiary Bank and insurance commissions from the Agency. The Company's principal expenses are interest paid on deposits, interest paid on borrowings and the provision for loan losses.
      The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve Bank and the Office of the Comptroller of the Currency (OCC).
      The subsidiary Insurance Agency specializes in commercial, industrial and not-for-profit businesses, as well as insuring personal automobiles and homes primarily in Fulton County. The insurance agency is under the supervision of the New York State Insurance Department.

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

Critical Accounting Policies:

      The Company's consolidated financial statements are prepared with accounting policies generally accepted in the United States of America. In applying these policies management was required to make certain estimates and assumptions that affected the amounts reported in these statements. These estimates and assumptions are made by manage-ment based upon information available at that time. There are uncertainties inherent in making these estimates and assumptions which could materially affect the results of operations and financial position. Some of these policies are more critical than others. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy because of the uncertainty and subjectivity inherent in estimating the levels of reserve needed to cover probable credit losses within the loan portfolio and the material effect that these estimates can have on the Company's results of operations. Based on management's evaluation of the allowance at December 31, 2004, management considers the allowance to be adequate. Another critical accounting policy relates to the Company's retirement plans. Liabilities under these plans rely on estimates of future salary increases, numbers of employees and employee retention, discount rates and long term rates of investment return. Changes in financial markets or the economy may result in changes in assumptions that may materially affect the Company's consolidated financial statements.
      Additional accounting policies can be found in note 1 of the Company's notes to consolidated financial statements.

Financial Condition:

      The table below presents a comparison of average and year-end selected consolidated balance sheet categories over the past three years, and the changes in balances for those years (in thousands).




                                                                                        Increase/(Decrease)
Average Consolidated Balance Sheet        2004          2003           2002          2004/2003      2003/2002

Assets:
   Cash and due from banks               $10,780        $10,051        $9,543            $729            $508
   Federal funds sold                     10,319         13,577        12,628          (3,258)            949
   Int. bearing deposits with banks        5,638         14,409        10,468          (8,771)          3,941
   Total securities*                     186,607        167,952       140,600          18,655          27,352
   Loans, net                            175,667        173,645       188,819           2,022         (15,174)
   Other assets                           20,788         18,543        16,111           2,245           2,432

      Total Assets                      $409,799       $398,177      $378,169         $11,622         $20,008

Liabilities:
   Demand deposits                       $36,873        $29,175       $28,565          $7,698            $610
   Savings, NOW and money
      market accounts                    175,103        155,477       141,168          19,626          14,309
   Time deposits                         112,469        123,086       121,716         (10,617)          1,370
   Notes payable and repurchase
      agreements                          44,302         50,689        48,926          (6,387)          1,763
   Other liabilities                       1,730          1,937         1,690            (207)            247
Stockholders' equity                      39,322         37,813        36,104           1,509           1,709

      Total Liabilities and Equity      $409,799       $398,177      $378,169         $11,622         $20,008





                                                                                        Increase/(Decrease)
Year-End Consolidated Balance Sheet       2004           2003          2002          2004/2003        2003/2002

Assets:
   Cash and due from banks                $9,580        $12,272       $11,252         ($2,692)         $1,020
   Federal funds sold                      2,400         13,200        10,900         (10,800)          2,300
   Int. bearing deposits with banks          369          5,918        12,508          (5,549)         (6,590)
   Total securities*                     199,747        175,951       156,949          23,796          19,002
   Loans, net                            186,204        168,812       183,181          17,392         (14,369)
   Other assets                           23,620         19,403        17,014           4,217           2,389

      Total Assets                      $421,920       $395,556      $391,804         $26,364          $3,752

Liabilities:
   Demand deposits                       $41,922        $30,386       $27,827         $11,536          $2,559
   Savings, NOW and money
      market accounts                    181,722        160,736       152,469          20,986           8,267
   Time deposits                         107,990        117,125       120,320          (9,135)         (3,195)
   Notes payable and repurchase
      agreements                          48,543         47,860        52,689             683          (4,829)
   Other liabilities                       1,722          1,409         1,615             313            (206)
Stockholders' equity                      40,021         38,040        36,884           1,981           1,156

      Total Liabilities and Equity      $421,920       $395,556      $391,804         $26,364          $3,752


*Includes available for sale securities at fair value, held to maturity securities at amortized cost and Federal Reserve Bank and Federal Home Loan
Bank stock at cost.




     Total assets at December 31, 2004 reached a new record high of $421.9 million as compared to $395.6 million at December 31, 2003, an increase of $26.4 million or 6.7%. Asset growth for the year mainly consisted of a $17.4 million increase in net loans and a $23.8 million increase in total securities. These increases were partially offset by decreases in federal funds sold of $10.8 million and interest-bearing deposits with banks of $5.5 million. Asset growth was funded primarily by an increase in deposits of $23.4 million, which was primarily due to the purchase of two branches in August of 2004 from HSBC BANK USA (HSBC). Total deposits from this acquisition were approximately $41.7 million. Average assets for 2004 totaled $409.8 million, an increase of $11.6 million or 2.9% from the 2003 average of $398.2 million.
      Loans, net of unearned discount and the allowance for loan losses, represented 44.1% of total assets at December 31, 2004 and accounted for 59.7% of total interest and dividend income. Average net loans for 2004 increased $2.0 million or 1.2% over 2003. Average commercial and consumer loans for the year increased by 2.5% and 1.2% respectively, while the average for mortgage loans was relatively flat, decreasing by 0.4%. The yield on total loans decreased from 7.11% in 2003 to 6.56% in 2004, which reflects the lower interest rates that were in effect throughout the year.
      The total securities portfolio, which includes both "available for sale" and "held to maturity" securities, and Federal Reserve Bank and Federal Home Loan Bank stock at December 31, 2004 was $199.7 million as compared to $176.0 million the previous year, an increase of $23.8 million. The increase for 2004 was funded with growth in core deposit accounts primarily obtained from the purchase of the two HSBC branches. The yield on the portfolio on a fully taxable equivalent basis, decreased 9 basis points year-to-year from 4.73% for 2003 to 4.64% for year 2004. This decrease in yield was due to lower reinvestment rates in effect throughout the year.
      Interest-bearing deposits with banks and federal funds sold are short-term asset accounts that provide a source of liquidity for the subsidiary Bank. These accounts decreased from $19.1 million to $2.8 million year-to-year. On average, these accounts decreased by $12.0 million or 43.0%. Lower average levels of short-term assets were maintained during the year in an attempt to keep assets fully invested in a low interest rate enviroment. This decrease, coupled with branch acquisitions and the resulting deposit increase, funded securities and loan growth.
      Deposits continue to be the subsidiary Bank's primary source of funding. Total deposits at December 31, 2004 reached $331.6 million, an increase of $23.4 million or 7.6% over the previous year-end. Most of the year-to-year gain can be attributed to the HSBC branch acquisition which added approximately $41.7 million to total deposits. Core deposits, which consist of demand, savings, NOW, and money market accounts, grew by $32.5 million or 17.0%. Time deposits were down for the year decreasing $9.1 million. Average deposits increased during the year to $324.4 million from $307.7 million, an increase of $16.7 million or 5.4%.
      Notes payable and repurchase agreements at year-end 2004 were relatively flat for the year, increasing by $0.7 million from $47.9 million in 2003 to $48.5 million for 2004. Average notes payable and repurchase agreements were down for the year from $50.7 million in 2003 to $44.3 million in 2004.
      Cash and due from banks decreased from $12.3 million to $9.6 million year-to-year, while the average for the year was up $0.7 million or 7.3%.
      Other assets increased for the year by $4.2 million to $23.6 million at December 31, 2004 from $19.4 million at December 31, 2003. Average other assets also increased by $4.1 million year-to-year. Both year-end and average increases were primarily due to the HSBC goodwill and core deposit premium paid with the acquisition.
      Stockholders' equity at year-end 2004 was $40.0 million as compared to $38.0 million at year-end 2003, an increase of $2.0 million or 5.2% for the year. The increase was due mainly to a combination of net income after dividends of $2.7 million, and a reduction in accumulated other comprehensive income of $0.9 million plus net treasury stock transactions of $0.3 million. The consolidated statements of changes in stockholders' equity included in this annual report detail the changes in equity capital.

Results of Operations:

      The comparative consolidated statements of income summarize income and expense for the last three years. For the year ended December 31, 2004, net income was $4,509,000 as compared to $3,653,000 for 2003, an increase of $856,000 or 23.4% from the previous year. Net income for 2003 was 21.1% below 2002 net income of $4,632,000. Basic earnings per share for year 2004 were $2.04, up 23.6% from 2003 per share earnings of $1.65. Diluted earnings per share of $2.03 were up 23.8% over 2003 diluted earnings per share of $1.64. The increase in earnings is attributable to a higher net interest margin and a decrease of $790,000 in the provision for loan losses for 2004. The return on average assets for the three years ended December 31, 2004, 2003 and 2002 was 1.10%, 0.92% and 1.22%, respectively. The return on average equity for the same periods was 11.5%, 9.7% and 12.8%.
      Net interest income, the most significant component of earnings, is the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets. Changes in net interest income from year-to-year result from changes in the level and mix of the average balances (volume) of earning assets and interest-bearing liabilities and from the yield earned and the cost paid (rate). In the following discussion, interest income is presented on a fully taxable equivalent basis applying the statutory Federal income tax rate of 34%. Net interest income for 2004 increased $1,076,000 or 7.7%. The increase in 2004 was attributable to a higher net interest margin, increasing from 3.77% in 2003 to 3.95% for 2004. Interest and fees on loans for 2004 decreased by $869,000 or 6.9% from the previous year, due mainly to a decrease in the overall yield in the total loan portfolio of 55 basis points from 7.11% in 2003 to 6.56% in 2004. The decrease was due to lower interest rates in effect on new and refinanced loans throughout the year. This rate decrease caused interest income to be down $984,000 from 2003 but the volume increase offset $115,000 of this decrease. Interest on securities increased for the year by $791,000, going from $7.8 million in 2003 to $8.6 million for year 2004. Even though the average volume of total securities increased by $18.7 million or 11.1% for the year, it was somewhat offset by a 9 basis point decrease in yield from 4.73% in 2003 to 4.64% in 2004. The higher volume of securities produced additional interest income of $821,000 and the lower rates throughout the year reduced this by $30,000. The high volume of securities was a result of the investment of the cash received from the purchase of the two HSBC branches obtained in the third quarter of 2004. Interest on federal funds sold decreased slightly for the year by $16,000 or 10.8%. The decrease in 2004 was a result of lower average volumes offset by slightly higher average rate of 1.28% compared to 1.09% in 2003.
      For comparison purposes, the table below shows interest and dividend income converted to a fully taxable basis to recognize the income tax savings between taxable and tax-exempt assets (in thousands).


                                                           % Change   % Change
                               2004       2003      2002   2004/2003  2003/2002

Total interest and
  dividend income            $19,551    $19,705   $22,046     (0.8)%    (10.6)%
Total interest expense         5,476      6,716     8,300    (18.5)     (19.1)

Net interest and
  dividend income             14,075     12,989    13,746      8.4       (5.5)
Tax equivalent adjustment        905        915       901      1.1        1.6

Net interest and
  dividend income
   taxable equivalent basis  $14,980    $13,904   $14,647      7.7%      (5.1)%


      Total interest expense decreased $1,240,000 or 18.5% in 2004 over that of 2003 compared to a decrease of $1,584,000 or 19.1% for 2003 over 2002. The decrease in 2004 was due to lower interest rates on all interest-bearing liabilities throughout the year. The average rate on interest-bearing liabilities for 2004 was 1.65%, a decrease of 39 basis points from 2003. The rate reduction was partially offset by an increase in average volume of $9.0 million from 2003. Lower rates on all deposit products reduced interest expense by $1,262,000. This reduction was partially offset by the increase in deposits which produced additional interest expense of $159,000 in 2004. Notes payable and repurchase agreements produced a decline of $200,000 due to lower average volume throughout 2004. This was partially offset by higher rates on floating rate advances with the Federal Home Loan Bank in the second half of 2004 which increased interest expense by $63,000.
      Total other income for 2004 increased by $295,000 or 12.7% which was the result of a net gain of $416,000 from the sale on calls of securities in the investment portfolio. This was partially offset by a decline in insurance commissions at the Agency. Total other expense in 2004 increased for the year by $711,000 or 7.7% over the preceding year. The 2004 increase reflects higher salaries and employee benefits, occupancy expenses and external data processing expense. The increases can be attributed to normal inflationary increases and additional expense associated with the two new branch offices acquired from HSBC. The 2004 increase also reflects higher depreciation and advertising costs associated with the opening of a new branch office in Saratoga Springs, New York and a new advertising campaign.
      The provision for income taxes increased $604,000 or 53.5% from $1,128,000 for 2003 to $1,732,000 for 2004. This was a result of higher income before income taxes of $1,460,000 and a reduction in the tax exempt municipal income from $1,495,000 in 2003 to $1,478,000 in 2004. The provision for income taxes had declined $689,000 from 2002 to 2003 primarily due to the decline in the income before income taxes of $1,668,000. With the tax exempt municipal income remaining virtually unchanged, the effective tax rate for 2003 declined to 23.6%. The effective tax rate for 2004, 2003 and 2002 was 27.8%, 23.6% and 28.2%, respectively.
      Net interest rate spread, the difference between average earning assets yield and the cost of average interest-bearing funds, increased 20 basis points or 5.6% from 2003 to 2004. The net interest margin, net interest income as a percentage of earning assets, increased 18 basis points or 4.8%. The increases in net interest spread and net interest margin for 2004 were attributed to the decline in interest rates affecting shorter-term interest-bearing liabilities faster than longer-term interest-bearing assets throughout the year.

Interest rate spread and net interest margin (dollars in thousands):
(Tax equivalent basis)



                                         2004                  2003                 2002

                                    Yearly                Yearly               Yearly
                                    Average   Rate        Average  Rate        Average   Rate

Earning assets                     $378,822   5.40%      $369,060  5.59%      $353,745   6.49%
Interest bearing liabilities        331,874   1.65        329,252  2.04        311,810   2.66

Net interest rate spread                      3.75%                3.55%                 3.83%

Net interest margin                           3.95%                3.77%                 4.14%



Capital Resources:

      Stockholders' equity ended 2004 at $40,021,000, up $1,981,000 or 5.2%, due to a combination of net retained earnings, less other comprehensive loss and plus net treasury stock transactions. At December 31, 2004, the ratio of stockholders' equity to total assets was 9.5%, as compared to 9.6% at December 31, 2003.
      On January 31, 2000, the Board of Directors of the Company (Board) approved a stock repurchase plan (the "Plan") authorizing the repurchase of up to 5% or 120,000 shares of the Company's common stock over a two-year period. The Board has since made two extensions to the plan, one on May 29, 2001 authorizing an additional 5% or approximately 115,000 shares and on April 28, 2003 authorizing an additional 5% or approximately 111,000 shares. Both extensions were over a new two-year period upon completion of the original plan and first extension. As of December 31, 2004, the Company had purchased 248,163 shares under the plan at an average price of $29.03 per share. The repurchased shares are held in treasury stock and may be reissued to support the Company's dividend reinvestment plan, to satisfy the exercise of stock options, or other corporate purposes.
      Banks and bank holding companies are required to meet a ratio of qualifying total capital to risk-weighted assets. Risk-based assets are the value of assets carried on the books of the Company, as well as certain off-balance sheet items, multiplied by an appropriate factor as stipulated in the regulation. Tier 1 capital consists of common stock and qualifying stockholders' equity reduced by intangible assets. Total capital consists of Tier 1 capital plus a portion of allowance for loan losses. Currently, the minimum risk-based ratios, as established by the Federal Reserve Board, for Tier 1 and total capital are 4% and 8%, respectively. At December 31, 2004, the Company had Tier 1 and total risk-based capital ratios of 15.2% and 16.3%, respectively. The Company also maintained a leverage ratio of 7.7% as of December 31, 2004. The leverage ratio is defined as Tier 1 capital in relation to fourth quarter average assets.

Liquidity:

      The primary objective of liquidity management is to ensure sufficient cash flows to meet all of the Company's funding needs, such as loan demand and customers' withdrawals from their deposit accounts. While the primary source of liquidity consists of maturing securities, other sources of funds are federal funds sold, repayment of loans, sale of securities available for sale, growth of deposit accounts, and borrowed funds and securities sold under agreements to repurchase. In addition to existing balance sheet cash flows, the subsidiary Bank maintains lines of credit with a correspondent bank and the Federal Home Loan Bank (FHLB) to supplement its short term borrowing needs.
      The subsidiary Bank has pledged certain assets as collateral for deposits from municipalities, FHLB borrowings and repurchase agreements. By utilizing collateralized funding sources, the subsidiary Bank is able to access a variety of cost effective sources of funds. Management monitors its liquidity position on a regular basis and does not anticipate any negative impact to its liquidity from pledging activities. While there are no known trends or demands that are likely to affect the subsidiary Bank's liquidity position in any material way during the coming year, the subsidiary Bank continuously monitors its basic liquidity on an ongoing basis.
      As of December 31, 2004, the Company had various loan commitments and standby letter of credit commitments totaling approximately $35.7 million. Included in this amount is approximately $23.2 million in commercial lines of credit, residential home equity lines of credit and overdraft lines of credit. Under normal banking conditions these lines are drawn on from time to time and then repaid so that the full amount of the lines are never drawn down at any one time.
      FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASBInterpretation No. 34", requires certain disclosures and liability-recognition for the fair-value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $326,000 and $191,000 at December 31, 2004 and 2003, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2004 and 2003 were insignificant.

Allowance for loan losses:

      Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the reserve required to cover credit losses in the portfolio and the material effect that assumption could have on the results of operations. The Company establishes an allowance for loan losses based on an analysis of risk factors in its loan portfolio. The analysis includes concentrations of credit, past loan loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair market value of underlying collateral, delinquencies and other factors.
      The allowance for loan losses as a percentage of loans, net of unearned discount, was 1.24% at December 31, 2004 compared to 1.41% at December 31, 2003. The decrease is a result of a lower provision for loan losses primarily due to a decrease in non-performing loans and lower net charge-offs. At December 31, 2004 non-performing loans were $0.7 million as compared to $1.6 million in 2003.
      The Company's allowance for loan losses coverage of non-performing loans increased as of December 31, 2004 to 324% from 147% at December 31, 2003. The provision for loan losses was $500,000, $1,290,000 and $1,165,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Net loan charge-offs for 2004, 2003 and 2002 were $587,000, $1,955,000 and $588,000, respectively. The provision for loan losses is a result of management's overall assessment of the loan portfolio and the adequacy of the allowance for loan losses.
      The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as conditions dictate. Although the Company maintains its allowance at a level it considers to be adequate to provide for inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the OCC as part of its examination process, which may result in the establishment of an additional allowance based on the OCC's judgment of the information available to it at the time of examination.

Market Risk:

      Market risk is the risk of loss from adverse changes in market prices and interest rates. The subsidiary Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit acceptance activities. Although the subsidiary Bank manages other risks, such as credit and liquidity risk, in the normal course of its business man-agement, it considers interest rate risk to be its most significant market risk and could potentially have the largest effect on the Bank's financial condition and results of operations. The Company does not currently have a trading portfolio or use derivatives such as swaps or options to manage market and interest rate risk.
      The subsidiary Bank's interest rate risk management is the responsibility of the Asset/Liability Management Committee (ALCO), which reports to the Board of Directors. The Committee, comprised of senior management, has developed policies to measure, manage and monitor interest rate risk. Interest rate risk arises from a variety of factors, including differences in the timing between the contractual maturity or the repricing of the subsidiary Bank's assets and liabilities. For example, the subsidiary Bank's net interest income is affected by changes in the level of market interest rates as the repricing characteristics of its loans and other assets do not necessarily match those of its deposits and borrowings.
      In managing exposure, the subsidiary Bank uses interest rate sensitivity models that measure both net gap exposure and earnings at risk. ALCO monitors the volatility of its net interest income by managing the relationship of interest rate sensitive assets to interest rate sensitive liabilities. The Committee utilizes a simulation model to analyze net income sensitivity to movements in interest rates. The simulation model projects net interest income based on an immediate rise or fall in interest rates of 200 basis points for a twelve-month period. The model is based on the contractural maturity and repricing characteristics of interest rate assets and liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities.
      The following table shows the approximate effect on the subsidiary Bank's net interest income as of December 31, 2004 and 2003, assuming an increase or decrease of 100 and 200 basis points in interest rates (dollars in thousands).

                                    2004

Change in Interest Rates        Estimated Net             Change in Net
     (basis points)            Interest Income           Interest Income

           +200                   $13,114                     (7.4)%
           +100                    13,690                     (3.3)
              0                    14,158                      0.0
           -100                    13,755                     (2.8)
           -200                    13,371                     (5.6)


                                    2003

Change in Interest Rates        Estimated Net             Change in Net
     (basis points)            Interest Income           Interest Income
           +200                   $12,625                     (4.5)%
           +100                    13,049                     (1.3)
              0                    13,224                      0.0
           -100                    12,472                     (5.7)
           -200                    12,351                     (6.6)


      Both years show a decline in the net interest income in an up or down scenario primarily based on the subsidiary Bank's current position in callable securities. In a declining rate environment these securities are quite often called and the funds reinvested in lower yielding securities and in a rising rate environment these securities do not get called so the funds do not reprice as quickly as rates rise. The Company is currently repositioning the investment portfolio into shorter maturities which react more favorably as rates rise or fall.
      Another tool used to measure interest rate sensitivity is the cumulative gap analysis. The cumulative gap represents the net position of assets and liabilities subject to repricing in specified time periods. Deposit accounts without maturity dates are modeled based on historical run-off characteristics of these products in periods of rising rates. Loans and security maturities are based on contractural maturities. At December 31, 2004 the Company had a negative one-year cumulative gap position.
      The cumulative gap analysis is merely a snapshot at a particular date and does not fully reflect that certain assets and liabilities have similar repricing periods but may in fact reprice at different times within that period and at differ-ing rate levels. Management, therefore, uses the interest rate sensitivity gap only as a general indicator of the potential effects of interest rate changes on net interest income. Management believes that the gap analysis is a useful tool only when used in conjunction with its simulation model and other tools for analyzing and managing interest rate risk.
      As of December 31, 2004, the Company was in a liability sensitive position for one year, which means that more liabilities are scheduled to mature or reprice within the next year than assets. The Company is in an asset sensitive position beyond one year.

      The following table shows the interest rate sensitivity gaps as of December 31, 2004 highlighting the gap percentages within one year.




                                                     Balance Maturing or Subject to Repricing (in Thousands)

                                                            After 3 Mo.    After One
                                               Within       But Within    But Within        After
AT DECEMBER 31, 2004                          3 Months        1 Year      Five Years     Five Years        Total

Interest Earning Assets:
   Securities*                                  $13,780        $29,454      $107,734        $47,653      $198,621
   Total Loans, net of unearned discount         42,238         33,681        88,915         23,701       188,535
   Other Earning Assets                           2,769             --            --             --         2,769

      Total Earning Assets                       58,787         63,135       196,649         71,354       389,925

Fair Value Above Cost of Securities
   Available-for-Sale                                                                                       1,126
Other Assets                                                                                               30,869

TOTAL ASSETS                                                                                             $421,920

Interest-Bearing Liabilities:
   Savings, NOW and MMDA                        $58,967        $12,538       $32,695        $77,522      $181,722
   Time Deposits                                 26,531         47,907        33,552             --       107,990
   Other Interest-Bearing Liabilities            27,214          4,060         2,269         15,000        48,543

      Total Interest-Bearing Liabilities        112,712         64,505        68,516         92,522       338,255

Demand Deposits                                                                                            41,922
Other Liabilities & Equity                                                                                 41,743

TOTAL LIABILITIES & EQUITY                                                                               $421,920

Interest Rate Sensitivity Gap                  ($53,925)       ($1,370)     $128,133       ($21,168)
Cumulative Interest Rate Sensitivity Gap       ($53,925)      ($55,295)      $72,838        $51,670
Cumulative Gap to Total Assets                                   (13.1%)


*Includes Available-for-Sale Securities and Investment Securities at amortized cost and FHLB and FRB stock at cost.




FIVE-YEAR FINANCIAL SUMMARY
(In thousands, except per share data)


December 31,                                                  2004           2003           2002          2001           2000

Consolidated statement of income data
Interest and dividend income:
    Loans                                                    $11,681       $12,550        $14,646        $15,785       $15,367
    Securities*                                                7,670         6,869          7,042          7,942         7,980
    Federal funds sold and other                                 200           286            358            326           413

        Total interest and dividend income                    19,551        19,705         22,046         24,053        23,760

Interest expense:
    Deposits                                                   3,800         4,903          6,402          9,397        10,529
    Borrowings                                                 1,676         1,813          1,898          2,011         1,562

        Total interest expense                                 5,476         6,716          8,300         11,408        12,091

Net interest income                                           14,075        12,989         13,746         12,645        11,669
Provision for loan losses                                        500         1,290          1,165            525           219
Net interest income after provision
    for loan losses                                           13,575        11,699         12,581         12,120        11,450
Other income                                                   2,609         2,314          2,287          2,124         1,762
Other expenses                                                 9,943         9,232          8,419          8,403         7,932

Income before income taxes                                     6,241         4,781          6,449          5,841         5,280
Provision for income taxes                                     1,732         1,128          1,817          1,809         1,575

Net income                                                    $4,509        $3,653         $4,632         $4,032        $3,705

Per share data:
    Basic earnings per share                                   $2.04         $1.65          $2.05          $1.75         $1.56
    Diluted earnings per share                                  2.03          1.64           2.03           1.72          1.54
    Cash dividends paid                                         0.80          0.76           0.70           0.66          0.62
    Cash dividend payout ratio                                  39.2%         46.1%          34.1%          37.7%         39.8%

Selected year-end consolidated statement of
  condition data:
        Total assets                                        $421,920      $395,556       $391,804       $359,955      $339,306
        Securities*                                          199,747       175,951        156,949        133,057       124,767
        Net loans                                            186,204       168,812        183,181        192,443       183,840
        Deposits                                             331,634       308,247        300,616        279,227       270,474
        Stockholders' equity*                                 40,021        38,040         36,884         34,649        33,993


*Securities figures include investment securities, securities available for sale, FRB and FHLB stock. Securities available for sale were recorded at fair value with any unrealized gain or loss at December 31 included in stockholders' equity, on a net of tax basis.




CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share and per share data)

                                                                                       December 31,
                                                                           2004                          2003

ASSETS

Cash and cash equivalents
    Non-interest bearing                                                    $9,580                       $12,272
    Interest bearing deposits with banks                                       369                         5,918
    Federal funds sold                                                       2,400                        13,200

        Total cash and cash equivalents                                     12,349                        31,390

Securities available for sale, at fair value                               189,176                       163,251

Investment securities, at cost (approximate fair value at
    December 31, 2004 - $7,804; at December 31, 2003 - $10,030)              7,587                         9,711

Investments required by law, stock in Federal Home Loan
    Bank of New York and Federal Reserve Bank of New
    York, at cost                                                            2,984                         2,989

Loans                                                                      197,313                       185,147
    Unearned income                                                         (8,778)                      (13,917)
    Allowance for loan losses                                               (2,331)                       (2,418)

        Net loans                                                          186,204                       168,812

Premises and equipment, net                                                  5,780                         5,765
Accrued interest receivable                                                  1,813                         1,809
Goodwill                                                                     5,809                         3,960
All other intangibles                                                          886                           366

Other assets                                                                 9,332                         7,503

        Total assets                                                      $421,920                      $395,556


LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
    Demand (non-interest bearing)                                          $41,922                       $30,386
    Regular savings, NOW and money market accounts                         181,722                       160,736
    Certificates and time deposits of $100,000 or more                      24,657                        28,215
    Other time deposits                                                     83,333                        88,910

        Total deposits                                                     331,634                       308,247

Securities sold under agreements to repurchase                              12,891                        12,124
Notes payable - Federal Home Loan Bank                                      35,652                        35,736
Other liabilities                                                            1,722                         1,409

        Total liabilities                                                  381,899                       357,516

Commitments and contingent liabilities (Note 15)


STOCKHOLDERS' EQUITY

Common stock, $2.50 par value, 5,000,000 shares authorized,
    2,401,695 shares issued                                                  6,004                         6,004
Surplus                                                                      4,418                         4,418
Undivided profits                                                           34,981                        32,353
Accumulated other comprehensive income                                          10                           975
Treasury stock, at cost; 183,067 shares at December 31, 2004 and
    192,601 shares at December 31, 2003                                     (5,392)                       (5,710)

        Total stockholders' equity                                          40,021                        38,040

        Total liabilities and stockholders' equity                        $421,920                      $395,556




See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)


                                                                               Years ended December 31,

                                                                        2004              2003             2002

INTEREST AND DIVIDEND INCOME

Interest and fees on loans                                            $11,681          $12,550           $14,646
Interest on federal funds sold                                            132              148               210
Interest on balances due from depository institutions                      68              138               148
Interest on securities available for sale                               7,132            6,253             6,364
Interest on investment securities                                         446              503               532
Dividends on FRB and FHLB stock                                            92              113               146

    Total interest and dividend income                                 19,551           19,705            22,046

INTEREST EXPENSE

Interest on deposits:
    Regular savings, NOW and money market accounts 1,272                1,417            2,102
    Certificates and time deposits of $100,000 or more591                 817              925
    Other time deposits                                                 1,937            2,669             3,375
Interest on securities sold under agreements to repurchase                589              594               606
Interest on other borrowings                                            1,087            1,219             1,292

    Total interest expense                                              5,476            6,716             8,300

NET INTEREST INCOME                                                    14,075           12,989            13,746
Provision for loan losses                                                 500            1,290             1,165

NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                                                    13,575           11,699            12,581

OTHER INCOME

Income from fiduciary activities                                          171              178               174
Service charges on deposit accounts                                       783              724               622
Net gain on sales or calls of securities                                  416               30                33
Insurance commissions                                                     703              761               842
Other income                                                              536              621               616

    Total other income                                                  2,609            2,314             2,287

OTHER EXPENSES

Salaries and employee benefits                                          5,241            4,800             4,311
Occupancy expense, net                                                    690              600               501
Furniture and equipment expense                                           494              471               455
External data processing expense                                        1,091              955               924
Other expense                                                           2,427            2,406             2,228

    Total other expenses                                                9,943            9,232             8,419

INCOME BEFORE INCOME TAXES                                              6,241            4,781             6,449
Provision for income taxes                                              1,732            1,128             1,817

NET INCOME                                                             $4,509           $3,653            $4,632

Earnings per share
    Basic                                                               $2.04            $1.65             $2.05
    Diluted                                                              2.03             1.64              2.03




See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

                                                                                   Accumulated
                                                                                      Other                      Total
                                              Common                   Undivided  Comprehensive  Treasury    Stockholders'
                                               Stock       Surplus      Profits   Income/(Loss)    Stock        Equity


Balance at December 31, 2001                  $6,004       $4,418      $27,608         $481      ($3,862)      $34,649
Comprehensive income:
    Net income                                    --           --        4,632           --           --         4,632
    Other comprehensive income                    --           --           --          818           --           818

        Total comprehensive income                                                                               5,450

Treasury stock purchased (85,886 shares)          --           --           --           --       (2,544)      (2,544)

Treasury stock sold (exercise of stock options
    and dividend reinvestment plan -
    33,948 shares), including tax benefit         --           --         (144)          --        1,052           908

Cash dividends ($0.70 per share)                  --           --       (1,579)          --           --       (1,579)

Balance at December 31, 2002                   6,004        4,418       30,517        1,299       (5,354)       36,884
Comprehensive income:
    Net income                                    --           --        3,653           --           --         3,653
    Other comprehensive loss                      --           --           --         (324)          --          (324)

        Total comprehensive income                                                                               3,329

Treasury stock purchased (37,656 shares)          --           --           --           --       (1,001)      (1,001)

Treasury stock sold (exercise of stock
    options and dividend reinvestment plan -
    21,546 shares), including tax benefit         --           --         (132)          --          645           513

Cash dividends ($0.76 per share)                  --           --       (1,685)          --           --       (1,685)

Balance at December 31, 2003                   6,004        4,418       32,353          975       (5,710)       38,040
Comprehensive income:
    Net income                                    --           --        4,509           --           --         4,509
    Other comprehensive loss                      --           --           --         (965)          --          (965)

        Total comprehensive income                                                                               3,544

Treasury stock purchased (9,815 shares)           --           --           --           --         (253)        (253)

Treasury stock sold (exercise of stock
    options and dividend reinvestment plan -
    19,349 shares), including tax benefit         --           --         (110)          --          571           461

Cash dividends ($0.80 per share)                  --           --       (1,771)          --           --       (1,771)

Balance at December 31, 2004                  $6,004       $4,418      $34,981          $10      ($5,392)      $40,021




See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


                                                                                        Years ended December 31,

                                                                                2004              2003              2002

Cash flows from operating activities:
    Net income                                                                 $4,509            $3,653           $4,632
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Increase in interest receivable                                                (4)               (8)            (140)
    (Increase)/decrease in other assets                                          (812)             (184)             462
    Increase/(decrease) in other liabilities                                      108               (94)            (318)
    Deferred income tax (benefit)/expense                                         (49)              186             (308)
    Depreciation and other amortization expense                                   581               531              542
    Net increase in cash surrender value of bank-owned life insurance            (206)             (263)            (218)
    Amortization of premiums/discounts on securities, net                         861             1,440              388
    Net gain on securities transactions                                          (416)              (30)             (33)
    Provision for loan losses                                                     500             1,290            1,165
    Tax benefit from exercise of stock options                                     12                15               48

        Net cash provided by operating activities                               5,084             6,536            6,220

Cash flows from investing activities:
    Net cash and cash equivalents provided by branch acquisitions              33,058                --               --
    Purchase of investment securities                                          (2,190)           (2,852)          (2,124)
    Purchase of securities available for sale                                (116,844)         (115,460)        (104,966)
    Net redemption/(purchase) of FRB and FHLB stock                                 4               172             (308)
    Proceeds from maturities, paydowns and calls of investment securities       3,301             2,699            2,499
    Proceeds from maturities, paydowns and calls of
        securities available for sale                                          59,319            93,587           82,255
    Proceeds from sale of securities available for sale                        30,738               586            1,021
    Net (increase)/decrease in loans                                          (11,869)           13,009            7,945
    Purchase of bank-owned life insurance                                          --                --           (2,850)
    Purchases of premises and equipment, net                                     (435)           (2,161)            (958)

        Net cash used by investing activities                                  (4,918)          (10,420)         (17,486)

Cash flows from financing activities:
    Net (decrease)/increase in deposits                                       (18,315)            7,631           21,389
    Increase/(decrease) in securities sold under agreement to repurchase          767            (1,446)           1,941
    Increase in notes payable - Federal Home Loan Bank                          5,000             1,000            8,500
    Decrease in notes payable - Federal Home Loan Bank                         (5,084)           (4,383)          (2,370)
    Treasury stock purchased                                                     (253)           (1,001)          (2,544)
    Cash dividends paid on common stock                                        (1,771)           (1,685)          (1,579)
    Proceeds from the sale of treasury stock                                      449               498              860

        Net cash (used)/provided by financing activities                      (19,207)              614           26,197

Net (decrease)/increase in cash and cash equivalents                          (19,041)           (3,270)          14,931
Cash and cash equivalents beginning of year                                    31,390            34,660           19,729

Cash and cash equivalents end of year                                         $12,349           $31,390          $34,660

Supplemental disclosures of cash flow information:
    Cash paid during the year:
        Interest                                                               $5,497            $6,761           $8,406
        Income taxes                                                            1,594             1,089            2,120

Supplemental schedule of noncash activities:
    Fair value of assets acquired in branch acquisitions                       $6,796               $--              $--
    Fair value of liabilities assumed in branch acquisitions                   41,702                --               --
    Net reduction in loans resulting from the transfer to real estate owned        --                20               80
    Decrease in taxes payable due to exercise of non-qualified stock options       12                15               49



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

     BASIS OF PRESENTATION - The Parent Company is a financial holding company whose principal activity is the ownership of all outstanding shares of the subsidiary Bank's and Insurance Agency's stock. The subsidiary Bank is a commercial bank providing community banking services to individuals, small businesses and local municipal governments in the counties of Fulton, Saratoga, Hamilton and Montgomery, New York. The subsidiary Insurance Agency primarily serves Fulton County providing various insurance products to businesses and individuals. Management makes operating decisions and assesses performance based on an ongoing review of the subsidiary Bank's and Insurance Agency's community operations. The consolidated financial statements include the accounts of the Parent Company and its wholly-owned subsidiaries (referred to together as the "Company") after elimination of all significant intercompany transactions.

     SECURITIES - Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as investment securities and are stated at amortized cost. If securities are purchased for the purpose of selling them in the near term, they are classified as trading securities and are reported at fair value with unrealized holding gains and losses reflected in current earnings. All other marketable securities are classified as securities available for sale and are reported at the fair value, with net unrealized gains or losses reported, net of income taxes, as a separate component of stockholders' equity. A decline in the fair value of any security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.
     Nonmarketable equity securities, such as Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost. These investments are required for membership.
     Gains and losses on the disposition of securities are based on the amortized cost of the specific security sold. Amortization of premiums and accretion of discounts are recognized in interest income on a level-yield basis to the earlier of call or maturity date. At December 31, 2004 and 2003, the Company did not have any securities classified as trading securities.

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

     RETIREMENT PLANS - Another critical accounting policy relates to the Company's retirement plans. Liabilities under these plans rely on estimates of future salary increases, numbers of employees and employee retention, discount rates and long term rates of investment return. Changes in financial markets or the economy may result in changes in assumptions that may materially affect the Company's consolidated financial statements.

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

     GOODWILL AND OTHER INTANGIBLE ASSETS - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for business combinations accounted for using purchase accounting. FASB Statement No. 142, "Goodwill and Other Intangible Assets", requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite economic life would not be amortized, but would be reviewed for impairment on an annual basis. Statement No. 142 also requires additional disclosures pertaining to goodwill and intangible assets. Accordingly, the Company adopted the Statement on January 1, 2002. The Company performed the required annual impairment tests of goodwill during the quarter ended March 31, 2004. Based on management's evaluation, the Company determined that no impairment losses were required to be recognized as of the testing date. The Company's core deposit intangible and other intangibles are being amortized on a straight line basis over their estimated useful economic life of eight to fifteen years.

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

     STOCK-BASED COMPENSATION - The Company accounts for stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. FASB Statement No. 123, "Accounting for Stock-Based Compensation", encourages entities to recognize the fair value of all stock-based awards on the date of grant as compensation expense over the vesting period. Alternatively, Statement No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method defined in Statement No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by Statement No. 123.
     On October 20, 1998, the Company's shareholders approved the CNB Bancorp, Inc. Stock Option Plan (Stock Option Plan) which permits the issuance of options to selected employees. The primary objective of the Stock Option Plan is to provide employees with a proprietary interest in the Company and as an incentive to encourage such persons to remain with the Company. On April 16, 2002, the Company's shareholders approved the Long-Term Incentive Compensation Plan which pro-vided the Company's Compensation Committee with the authority to grant stock options to employees, non-employee directors and consultants of the Company and its subsidiaries. Under the Stock Option Plan, 240,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. Under the Long-Term Incentive Compensation Plan, 225,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund both plans with treasury stock. Options under the plans may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of the grant. Options expire no later than ten years following the date of the grant.
     On June 24, 2002, 40,550 options were awarded at an exercise price of $29.43 per share. These options have a ten-year term with twenty-five percent vesting each year starting one year from the date of the grant. On June 30, 2003, 41,800 options were awarded at an exercise price of $25.75 per share. These options have a ten-year term with twenty-five percent vesting each year starting one year from the date of the grant. On October 26, 2004, 44,300 options were awarded at an exercise price of $26.325 per share. These options have a ten-year term with twenty-five percent vesting each year starting one year from the date of the grant.
     The fair value of each option grant, excluding the options granted in connection with the acquisition of Adirondack, is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2004, 2003 and 2002: dividend yield of 3.09%, 2.84% and 2.41%, respectively; expected volatility of 15.2%, 15.7% and 15.8%, respectively; risk free interest rate of 3.30%, 2.27% and 4.19%, respectively; and an average life of five years for grants awarded in all three years. Based on the aforementioned assumptions, the Company has estimated that the fair value of the options granted on October 26, 2004, June 30, 2003 and June 24, 2002 was $3.14, $2.84 and $4.71,
respectively.
     The Company applies APB Opinion No. 25 in accounting for its stock options and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its stock options under Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended December 31 (in thousands, except per share data):

                                                   2004      2003       2002

Net income, as reported                           $4,509     $3,653    $4,632
Deduct: Total stock-based employee
    compensation expense determined under fair
    value based method for all awards,
    net of related tax effects                       103        132       161

Pro forma net income                              $4,406     $3,521    $4,471

Basic earnings per share:
     As reported                                   $2.04      $1.65     $2.05
     Pro forma                                      1.99       1.59      1.98
Diluted earnings per share:
     As reported                                   $2.03      $1.64     $2.03
     Pro forma                                      1.98       1.58      1.96


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

     TRUST ASSETS - Assets held in fiduciary or agency capacities for customers of the subsidiary Bank are not included in the accompanying consolidated statements of condition as such assets are not assets of the subsidiary Bank. Trust assets under management totaled $31.0 million as of December 31, 2004.

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

     RECENT ACCOUNTING PRONOUNCEMENTS - In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (revised) Share-Based Payment ("FAS 123(R)"), the accounting standard requiring the expensing of stock options for public companies. FAS 123(R) is now scheduled to be mandatory for public companies at the beginning of the first fiscal quarter ending after June 15, 2005. FAS 123(R) covers a broad range of stock-based compensation arrangements including stock options, stock appreciation rights, restricted stock and restricted stock units as well as employee stock purchase plans. FAS 123(R) requires companies to expense share-based payments based on fair value as of the date of the grant and requires all companies to expense stock options and other awards. FAS 123(R) is not expected to have a material effect on the Company's financial position or results of operations.

     RECLASSIFICATIONS - Amounts in the prior years' financial statements are reclassified, whenever necessary, to conform to the presentation in the current years' financial statements.


Note 2: ACQUISITION

     On July 30, 2004, the subsidiary Bank acquired two branches from HSBC BANK USA. These branches are located in Amsterdam, New York and Speculator, New York. The acquisition was accounted for in accordance with FASB Statement No. 141, "Business Combinations". The purchase agreement called for a premium of $2.4 million which will be amortized for tax purposes using the straight-line method over fifteen years. At the time of the acquisition, the fair value of assets acquired was $39.3 million and the fair value of liabilities assumed was $41.7 million. The core deposit intangible portion of the purchase premium was $0.6 million which will be amortized over eight years to expense using the straight-line method. The remaining $1.8 million portion of the purchase premium was considered to be goodwill, which will be evaluated annually to determine if any impairment loss is required to be recognized.
     On July 1, 2000, the Company acquired Hathaway Agency, Inc. (Hathaway), a local insurance agency. The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16. Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their fair values. The acquisition of Hathaway resulted in approximately $300,000 in excess of cost over net assets acquired ("goodwill"). Covenant not to compete payments are being expensed as paid over the five-year period of the covenant.


Note 3: EARNINGS PER SHARE

     The following sets forth certain information regarding the calculation of basic and diluted earnings per share (EPS) for the years ended December 31 (in thousands, except per share data):

                                                  2004        2003        2002

Net income                                       $4,509     $3,653      $4,632
Weighted average common shares outstanding        2,214      2,216       2,257
Dilutive effect of potential common shares
   related to stock based compensation plans          8         10          24

Weighted average common shares including
   potential dilution                             2,222      2,226       2,281

Basic earnings per share                          $2.04      $1.65       $2.05
Diluted earnings per share                        $2.03      $1.64       $2.03

     There were 70,650, 73,150 and 74,400 anti-dilutive stock options outstanding at December 31, 2004, 2003 and 2002, respectively.


Note 4: RESERVE REQUIREMENTS

     The subsidiary Bank is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and cash equivalents, was approximately $6,102,000 and $4,738,000 at December 31, 2004 and 2003, respectively.

Note 5: SECURITIES

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities available for sale as of December 31 are as follows (in thousands):



                                                                                   2004

                                                                           Gross            Gross           Estimated
                                                       Amortized        Unrealized       Unrealized           Fair
                                                         Cost              Gains           Losses             Value

Debt securities available for sale:
  U.S. Treasury securities                               $2,050              $13                $7           $2,056
  Obligations of U.S. Government agencies               129,755              398               664          129,489
  Collateralized mortgage obligations:
     U.S. Government agencies                            20,856               27               261           20,622
  Other corporate securities                              6,301              146                10            6,437
  Obligations of state and political subdivisions        27,878            1,316                30           29,164

     Total debt securities available for sale           186,840            1,900               972          187,768

Equity securities available for sale:
  Corporate securities                                    1,210              198                --            1,408

     Total equity securities available for sale           1,210              198                --            1,408

         Total securities available for sale           $188,050           $2,098              $972         $189,176






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




     The amortized cost and estimated fair value of debt securities available for sale at December 31, 2004, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Collateralized mortgage obligations are included in this schedule based on the contractual maturity date.


                                                      Amortized    Estimated
                                                         Cost     Fair Value

 Due in one year or less                                $8,635      $8,626
 Due after one year through five years                  77,513      77,337
 Due after five years through ten years                 35,715      36,528
 Due after ten years                                    64,977      65,277

      Total debt securities available for sale        $186,840    $187,768


     Proceeds from sales of securities available for sale during 2004, 2003 and 2002 were $30,738,000, $586,000 and $1,021,000, respectively. Gross gains in 2004, 2003 and 2002 were $504,000, $30,000 and $31,000, respectively.
Gross losses in 2004 were $88,000. There were no losses in 2003 or 2002.
     The fair value of all securities available for sale pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2004 and 2003 were $107,768,000 and $87,030,000, respectively.
Actual deposits secured by these
these securities at December 31, 2004 and 2003 were $12,891,000 and $12,124,000, respectively.

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities as of December 31 are as follows (in thousands):

                                                      2004

                                                Gross       Gross    Estimated
                                 Amortized   Unrealized  Unrealized    Fair
                                   Cost         Gains      Losses      Value

Obligations of states
   and political subdivisions      $6,587        $220           $3    $6,804
Corporate securities                1,000          --           --     1,000

    Total investment securities    $7,587        $220           $3    $7,804



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

     The amortized cost and estimated fair value of investment securities at December 31, 2004, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                               Amortized         Estimated
                                                 Cost           Fair Value

   Due in one year or less                       $1,927            $1,936
   Due after one year through five years          3,177             3,304
   Due after five years through ten years         1,019             1,080
   Due after ten years                            1,464             1,484

        Total investment securities              $7,587            $7,804


     There were no sales of investment securities during 2004, 2003 and 2002. In 2002, municipal issues called at premiums produced gains of $2,000. There were no municipal issues called at premiums in 2004 and 2003.
     The amortized cost of all investment securities pledged to secure public deposits as required by law at December 31, 2004 and 2003 were $1,979,000 and $2,698,000, respectively. Actual deposits secured by these securities at December 31, 2004 and 2003 were $1,899,000 and $2,676,000, respectively.

     The estimated fair values and unrealized losses on securities as of December 31, 2004 are as follows (in thousands):



                                                 Less than 12 months       12 months or longer              Total

                                                          Unrealized                 Unrealized                Unrealized
                                               Fair Value   Losses       Fair Value    Losses      Fair Value    Losses

Securities available for sale:
   U.S. Treasury securities                       $1,031          $7           $--         $--         $1,031         $7
   Obligations of U.S. Government agencies        75,532         446        12,319         218         87,851        664
   Collateralized mortgage obligations:
     U.S. Government agencies                     18,645         261            --          --         18,645        261
   Other corporate securities                        940          10            --          --            940         10
   Obligations of states and political
     subdivisions                                  3,160          30            --          --          3,160         30

   Total temporarily impaired securities
     available for sale                          $99,308        $754       $12,319        $218       $111,627       $972

Investment securities:
   Obligations of states and political
     subdivisions                                   $195          $2           $34          $1           $229         $3

   Total temporarily impaired investment
     securities                                     $195          $2           $34          $1           $229         $3


     Securities with unrealized losses at December 31, 2004 are primarily related to current market rates. Unrealized losses of periods exceeding twelve months are also related to longer maturities of mortgage-backed securities with credit ratings of A or better.


Note 6: LOANS

     Loans are comprised of the following at December 31 (in thousands):


                                             2004             2003

Commercial and commercial real estate       $56,850           $49,466
Residential real estate                      77,700            71,114
Installment                                  62,763            64,567

     Total loans                           $197,313          $185,147


     Non-accrual loans at December 31, 2004, 2003 and 2002 were $561,000, $1,374,000 and $1,620,000, respectively. The difference between the interest collected on these loans and recognized as income, and the amounts which would have been accrued is not significant. There were loans ninety days past due and still accruing interest of $159,000, $273,000 and $67,000 as of December 31, 2004, 2003 and 2002, respectively.
     As of December 31, 2004 and 2003, respectively, there were $561,000 and $1,374,000 of commercial loans that were placed on non-accrual status and were classified as impaired loans. As of December 31, 2004 and 2003, $112,000 and $371,000 of the allowance for loan losses was allocated to the impaired loans, respectively. During 2004, 2003 and 2002, the average balance of impaired loans was $655,000, $1,876,000 and $665,000, respectively. Interest income of $31,000 and $58,000 was recognized on impaired loans during 2003 and 2002. No interest income was recognized on impaired loans during 2004.
     The subsidiary Bank's primary business area consists of the Counties of Fulton, Saratoga, Hamilton and Montgomery and, therefore, there are certain concentrations of loans and loan commitments within that geographic area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of this region. At December 31, 2004 and 2003, the only area of industry concentration that existed within the subsidiary Bank were to the leather and leather-related industries. Loans outstanding to this segment were $1.2 million as of December 31, 2004 and $2.6 million as of December 31, 2003. These figures represent 0.6% and 1.4% of gross loans outstanding at the end of each respective year. Outstanding commitments to this segment were $1.4 million as of December 31, 2004 and $0.6 million as of December 31, 2003. These figures represent 3.9% and 2.4% of the total commitments outstanding at the end of each respective year.
     In the ordinary course of business, the subsidiary Bank has made loans to certain directors and executive officers of the Company, its subsidiaries, and other related parties. Such transactions are on substantially the same terms, including interest rates and collateral on loans, as comparable transactions made to others. Total loans to these persons and companies on December 31, 2004 and 2003 amounted to $4,428,000 and $3,832,000, respectively. During 2004, $3,224,000 of new loans were made and repayments totaled $2,628,000.


Note 7: ALLOWANCE FOR LOAN LOSSES

     A summary of the changes in the allowance for loan losses is as follows (in thousands):


                                        2004         2003          2002

Balance at beginning of year           $2,418       $3,083        $2,506
Provision charged to income               500        1,290         1,165
Loans charged off                        (903)      (2,122)         (723)
Recoveries of loans charged off           316          167           135

Balance at end of year                 $2,331       $2,418        $3,083


Note 8: PREMISES AND EQUIPMENT

Premises and equipment at December 31
   are as follows (in thousands):                 2004             2003

Land                                            $1,354            $1,354
Premises and leasehold improvements              5,114            5,026
Equipment, furniture and fixtures                3,028            3,537
                                                 9,496            9,917
Less: Accumulated depreciation                  (3,716)          (4,152)

     Total premises and equipment               $5,780           $5,765


     Depreciation expense amounted to $429,000, $392,000 and $382,000 for the years 2004, 2003 and 2002, respectively.

Note 9: INTANGIBLE ASSETS AND GOODWILL
     Intangible assets at December 31 are as follows (in thousands):



                                                      2004                          2003

                                         Gross Carrying   Accumulated  Gross Carrying   Accumulated
Amortized intangible assets:                 Amount      Amortization      Amount      Amortization

 Core deposit intangible                      $647           $39             $--            $--
 Covenant not to compete                       325           292             325            227
 Customer list                                 350           105             350             82

     Total amortized intangible assets      $1,322          $436            $675           $309




The aggregate amortization expense for the years ended December 31, 2004 and 2003 was $127,000 and $88,000, respectively.

Estimated amortization expense:
     For year ended December 31, 2005                        $148
     For year ended December 31, 2006                         116
     For year ended December 31, 2007                         116
     For year ended December 31, 2008                         116
     For year ended December 31, 2009                         116


The changes in the carrying amount of goodwill for the year ended December 31, 2004 is as follows:

Balance as of December 31, 2003                            $3,960
Goodwill acquired during year                               1,849
Impairment losses                                              --
Balance as of December 31, 2004                            $5,809


     Goodwill acquired during 2004 relates to the acquisition of the branches from HSBC BANK USA in August 2004. There were no impairment losses to write down in 2003 or 2004.


Note 10: TIME DEPOSITS

     The approximate amount of contractual maturities of time deposit accounts for the years subsequent to December 31, 2004 are as follows (in thousands):

               Years ended December 31,

                         2005                          $73,559
                         2006                           15,666
                         2007                            7,720
                         2008                            6,840
                         2009                            4,205

                         Total                        $107,990


Note 11: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     For the years ended December 31, 2004, 2003 and 2002, outstanding balances of securities sold under agreements to repurchase were $12,891,000, $12,124,000 and $13,570,000, respectively. The average rate being paid on these repurchase agreements at December 31, 2004, 2003 and 2002 was 4.62%, 4.85% and 4.55%, respectively. For the years ended December 31, 2004, 2003 and 2002 the average balance of Securities Sold Under Agreements to Repurchase was $12,121,000, $12,081,000 and $12,436,000, respectively. The highest month end balances for these borrowings during 2004, 2003 and 2002 were $14,206,000, $13,277,000 and $13,570,000, respectively. The average rate paid for these borrowings during 2004, 2003 and 2002 was 4.86%, 4.92% and 4.87%, respectively.
     The underlying securities associated with customer repurchase agreements are under the control of the subsidiary Bank. All customer repurchase agreements, totaling $2,691,000, at December 31, 2004 matured within three days. The underlying securities associated with repurchase agreements with the Federal Home Loan Bank (FHLB) are held in a collateral account for our account until maturity of the agreements. All FHLB repurchase agreements have stated maturities of ten years or less.

The following table summarizes the FHLB repurchase agreements outstanding at December 31, 2004:

                               Balance at            Interest Rate as of
    Maturity Date           December 31, 2004         December 31, 2004

     03/14/2005                  $2,000                    6.290%
     12/22/2005                   2,000                    5.210
     12/18/2007                   2,200                    5.622
     12/21/2010                   2,000                    4.890
     12/22/2010                   2,000                    5.080

                                $10,200


Note 12: NOTES PAYABLE - FEDERAL HOME LOAN BANK

     Information on the borrowings is summarized as follows (dollars in thousands):


                    Floating Rate and Fixed Rate Advances

                        Balance at       Interest Rate as of
   Maturity Date     December 31, 2004     December 31, 2004    Call Date

    01/27/2005            $1,000               6.150%               *
    01/31/2005             5,000               2.510                *
    11/22/2005             2,000               5.920           02/22/2005
    12/13/2010             2,000               5.090           03/13/2005
    01/11/2011             2,000               4.600           01/11/2005
    01/11/2011             2,000               4.910           01/11/2005
    02/28/2011             1,000               4.460           02/28/2005
    03/08/2011             2,000               4.820           03/08/2005
    05/02/2011             2,000               4.720           01/30/2005
    11/28/2011             1,000               4.020           02/28/2005
    03/19/2012             2,000               4.410           03/18/2005
    04/18/2005*            2,000               2.100                *
    05/02/2005*            2,000               2.230                *
    06/15/2005*            2,000               2.443                *
    07/12/2005*            2,000               2.010                *
    07/15/2005*            1,000               2.110                *
    08/30/2005*            1,000               2.420                *
    10/31/2005*            1,000               2.230                *
    03/06/2006*            1,000               2.398                *
    05/23/2007*            1,500               2.540                *

          Total          $35,500

     *These borrowings are non-callable but retain a monthly or quarterly repricing frequency to the current 1-month or 3-month LIBOR rate plus or minus 0 to 18 basis points. The interest on these borrowings is calculated on an actual/360-day basis and is payable monthly or quarterly to the Federal Home Loan Bank depending on the repricing frequency.


                    Monthly Amortizing Fixed Rate Advances

                              Balance at            Interest Rate as of
   Maturity Date           December 31, 2004         December 31, 2004

   10/28/2005                  $    61                    5.228%
   10/28/2008                       91                    5.436

            Total              $   152


     These borrowings call for monthly payments of principal and interest of approximately $8,000 per month. Interest on these advances is calculated on a 30/360 day basis.

     At December 31, 2004 and 2003, the subsidiary Bank had available lines of credit with correspondent banks and the Federal Home Loan Bank of $132,404,000 and $124,451,000, respectively. Advances on these lines are secured by the subsidiary Bank's real estate mortgages, investment securities, available-for-sale securities and Federal Home Loan Bank stock. At December 31, 2004 and 2003, advances outstanding on these lines with the Federal Home Loan Bank were $35,652,000 and $35,736,000, respectively.

Note 13: EMPLOYEE BENEFIT PLANS

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


                                                     2004        2003
Change in projected benefit obligation:
     Projected benefit obligation at
       beginning of year                           $5,357      $5,079
     Service cost                                     240         231
     Interest cost                                    301         311
     Benefits paid                                   (222)       (218)
     Expenses paid                                    (35)        (30)
     Assumption changes and other                     314         (16)

    Projected benefit obligation at end of year     5,955       5,357

Change in plan assets:
     Fair value of plan assets at
       beginning of year                            4,147       3,622
     Actual return/(loss) on plan assets              449         636
     Employer contribution                            241         137
     Benefits paid                                   (222)       (218)
     Expenses paid                                    (35)        (30)
     Fair value of plan assets at end of year       4,580       4,147
     Funded status                                 (1,375)     (1,210)
     Unrecognized net actuarial loss                1,670       1,545
     Unrecognized prior service cost                  249         264
     Unrecognized transition asset                     --          (1)

     Net amount recognized                           $544        $598

Amounts recognized in the consolidated
  statements of condition consist of:
     Prepaid pension cost                            $544        $598
     Accrued benefit cost                          (1,358)     (1,222)
     Intangible asset                                 249         264
     Accumulated other comprehensive loss
         (pre-tax basis)                            1,109         958

     Net amount recognized                           $544        $598


The following assumptions were used to determine projected benefit obligations as of September 30:

                                                    2004        2003

     Discount rate                                   5.50%       5.75%
     Rate of compensation increase                   3.00        3.00


                                                     2004        2003     2002

Components of net periodic pension cost:
     Service cost                                    $240        $231     $200
     Interest cost                                    301         311      271
     Expected return on plan assets                  (328)       (302)    (344)
     Amortization of loss from earlier periods         65          95       31
     Amortization of unrecognized prior service cost   17          17        6
     Amortization of unrecognized transition asset     --          (1)      (1)

     Net periodic pension cost                       $295        $351     $163


The following assumptions were used to determine net periodic benefit cost for the years ended September 30:
                                                     2004        2003     2002

     Discount rate                                   5.75%       6.25%    6.75%
     Expected return on plan assets                  8.00        8.00     8.50
     Rate of compensation increase                   3.00        4.00     4.00

     The Company contributed $241,000 to its pension plan in June 2004 and expects to contribute $236,000 in 2005. The Company paid $222,000 in benefit payments in 2004 and expects to pay approximately $317,000 in 2005. The following table shows the expected payments for the years indicated:

                 Years ended December 31,

                           2006                $413,000
                           2007                 443,000
                           2008                 431,000
                           2009                 419,000
                        2010-14               2,013,000

Plan Assets:
The asset allocation of the pension plan at September 30 was as follows:

                                 2004           2003

     Equity securities           64.7%          59.7%
     Debt securities             34.9           34.5
     Other                        0.4            5.8

     Total                      100.0%         100.0%


Investment Policies

     The New York State Bankers Retirement System (the "System") was established in 1938 to provide for the payment of benefits to employees of participating banks. The System is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines. The System utilizes two investment management firms (which will be referred to as Firm I and Firm
II), each investing approximately 50% of the total portfolio. The System's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees and designed to achieve an allocation approximating 60% invested in Equity Securities and 40% invested in Debt Securities. Each Firm shall report at least quarterly to the Investment Committee and semi-annually to the Board.

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

Supplemental Executive Retirement Plan

     The subsidiary Bank has a Supplemental Executive Retirement Plan for key management personnel. The subsidiary Bank's expense for the years ended December 31, 2004, 2003 and 2002 was approximately $162,000, $62,000 and
$60,000, respectively.

Supplemental Life Insurance Plan

     The subsidiary Bank has also established a Supplemental Life Insurance Plan/Split Dollar for all officers, vice president and above, with at least ten years of service to the Company. Under the terms of this plan, upon the death of a participant, the beneficiary receives an amount equal to three times the final year's salary of the participant. The subsidiary Bank has invested approximately $5.1 million for this coverage and is receiving an annual tax free return. The cash surrender value of the bank-owned life insurance is included in other assets and was approximately $6.3 million and $6.0 million as of December 31, 2004 and December 31, 2003, respectively.

Profit Sharing Plan

     The subsidiary Bank has a non-contributory profit sharing plan under which contributions are made by the subsidiary Bank to a separate trust for the benefit of the subsidiary Bank's participating employees. Annual contributions to the plan are determined by the board of directors of the subsidiary Bank. Contributions are accrued during the year and are distributed on December 31 of each year. The subsidiary Bank's contribution to the plan for 2004, 2003 and 2002 was $175,000, $156,000 and $152,000,
respectively.
     Other than certain life insurance benefits which are provided to a closed group of retirees, the Company does not provide post-retirement benefits to employees. The costs associated with the life insurance to the closed group of retirees is not significant in 2004, 2003 or 2002.


Note 14: STOCK BASED COMPENSATION

     A summary of the status of the Company's stock option plans as of December 31, 2004, 2003 and 2002 and changes during the years then ended is presented below:




                                                2004                          2003                        2002

                                          Weighted Average             Weighted Average             Weighted Average
                                        Shares     Exercise Price   Shares      Exercise Price    Shares     Exercise Price

Options:
     Outstanding at beginning of year  277,870        $26.27        247,761         $26.11       231,258         $25.32
     Granted                            44,300        26.325         41,800          25.75        40,550          29.43
     Exercised                          (6,635)        19.43         (9,334)         19.51       (22,047)         23.35
     Cancelled                          (5,650)        27.42         (2,357)         26.97        (2,000)         32.50

     Outstanding at year-end           309,885         26.41        277,870          26.27       247,761          26.11

     Exercisable at year-end           217,860        $26.26        206,595         $25.93       185,657         $25.08



The following table summarizes information about the Company's stock options at December 31, 2004:

                                              Weighted Average
     Exercise                                    Remaining
       Price          Outstanding              Contract Life      Exercisable

      $26.325             44,300                 9.8 years               --
        25.75             39,100                 8.5 years            9,775
        29.43             36,800                 7.5 years           18,400
        32.50             33,850                 6.5 years           33,850
        26.25            102,640                 4.3 years          102,640
        23.67             38,188                 3.8 years           38,188
        15.22             15,007                 3.7 years           15,007

                         309,885                                    217,860

Note 15: INCOME TAXES

     The following is a summary of the components of income tax expense for the years ended December 31 (in thousands):

                                             2004         2003         2002

Current tax expense:
     Federal                                $1,533         $866       $1,861
     State                                     248           76          264

     Total current tax expense               1,781          942        2,125

Deferred tax expense (benefit):
     Federal                                   (40)         150         (249)
     State                                      (9)          36          (59)

     Total deferred tax expense (benefit)      (49)         186         (308)

Provision for income taxes                  $1,732       $1,128       $1,817

     The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows (in thousands):



                                                            2004                   2003                    2002

                                                                  % of                   % of                    % of
                                                                 Pretax                 Pretax                  Pretax
                                                     Amount      Income      Amount     Income      Amount      Income

Tax expense at statutory rate                        $2,122      34.0%       $1,626       34.0%    $2,193       34.0%
Increase (decrease) resulting from:
     Tax-exempt interest income                        (519)     (8.3)         (525)     (11.0)      (533)      (8.2)
     State tax expense, net of federal deductions       156       2.5            72        1.5        135        2.1
     Interest expense incurred to carry
        tax-exempt bonds                                 30       0.5            37        0.8         47        0.7

     Other                                              (57)     (0.9)          (82)      (1.7)       (25)      (0.4)

Provision for income taxes                           $1,732      27.8%       $1,128       23.6%    $1,817       28.2%




     Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, are as follows (in thousands):

                                                      2004          2003
Deferred tax assets:
     Allowance for loan losses                        $908         $942
     Director's deferred compensation                   10           10
     Accrued pension liability                         254          192
     Purchase accounting adjustments                    21           29
     Covenant not to compete                            91           74
     Loan (costs)/fees                                 (12)          10

        Total gross deferred tax assets              1,272        1,257

Deferred tax liabilities:
     Premises and equipment, primarily due to
         accelerated depreciation                      (45)         (52)
     Securities discount accretion                     (95)         (87)
     Prepaid pension cost                             (304)        (327)
     Purchase accounting adjustments                  (141)        (153)

        Total gross deferred tax liabilities          (585)        (619)

        Net deferred tax asset end of year             687          638
        Net deferred tax asset beginning of year       638          824

Deferred tax (benefit)/expense                        ($49)        $186


     In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $438,000 at December 31, 2004 related to the unrealized gain on securities available for sale as of December 31, 2004 and a deferred tax asset of $432,000 related to the recognition of a minimum pension liability as of December 31, 2004. The Company had a deferred tax liability of $996,000 at December 31, 2003 related to the unrealized gain on securities available for sale as of December 31, 2003 and a deferred tax asset of $373,000 related to the recognition of a minimum pension liability as of December 31, 2003.
     Deferred tax assets are recognized subject to management's judgement that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 2004 and 2003 will be realized.

Note 16: COMPREHENSIVE INCOME

     Comprehensive income/(loss) represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale and minimum pension liability adjustments. The Company has reported its comprehensive income or loss for 2004, 2003 and 2002 in the consolidated statements of changes in stockholders' equity.

     The Company's other comprehensive income consisted of the following components for the years ended December 31 (in thousands):



                                                                                 2004       2003         2002

Net unrealized holding (losses)/gains arising during the year, net of taxes
      of $396 in 2004, $321 in 2003 and ($1,034) in 2002                        ($619)      ($504)     $1,621
Reclassification adjustment for net realized gains included in
     income, net of taxes of $162 in 2004, $12 in 2003 and $12 in 2002           (254)        (18)        (19)
Minimum pension liability adjustment, net of taxes of $58 in 2004,
     ($127) in 2003 and $500 in 2002                                              (92)        198        (784)

Other comprehensive (loss)/income                                               ($965)      ($324)       $818




Note 17: COMMITMENTS AND CONTINGENT LIABILITIES

     Various commitments and contingent liabilities arise in the normal conduct of the subsidiary Bank's business that include certain financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of involvement the subsidiary Bank has in particular classes of financial instruments. The subsidiary Bank's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit are represented by the contractual notional amount of those instruments. The subsidiary Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.
     Contract amounts of financial instruments that represent credit risk as of December 31, 2004 and 2003 at fixed and variable rates are as follows (in thousands):

                                                           2004

                                           Fixed       Variable        Total

Commitment and unused lines of credit:
     Home equity loans                       $--         $8,906       $8,906
     Commercial loans                      9,278         12,110       21,388
     Overdraft loans                       2,184             --        2,184
     Mortgage loans                        2,911             --        2,911

                                          14,373         21,016       35,389
Standby and commercial letters of credit      --            326          326

Total commitments                        $14,373        $21,342      $35,715


                                                        2003

                                           Fixed       Variable        Total

Commitment and unused lines of credit:
     Home equity loans                       $--         $4,528       $4,528
     Commercial loans                      3,311         12,595       15,906
     Overdraft loans                       1,354             --        1,354
     Mortgage loans                        2,596             --        2,596

                                           7,261         17,123       24,384
Standby letters of credit                     --            191          191

Total commitments                         $7,261        $17,314      $24,575


     Commitments to extend credit and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The subsidiary Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if any, required by the subsidiary Bank upon the extension of credit is based on management's credit evaluation of the customer. Mortgage and home equity loan commitments are secured by a lien on real estate. Collateral on extensions of credit for commercial loans varies but may include accounts receivable, inventory, property, plant and equipment, and income producing property.
     FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34", requires certain disclosures and liability-recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby and commercial letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby and commercial letters of credit totaled approximately $326,000 and $191,000 at December 31, 2004 and 2003, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby and commercial letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby and commercial letters of credit at December 31, 2004 and 2003 were insignificant.
     The Company and its subsidiaries may, from time to time, be defendants in legal proceedings relating to the conduct of their business. In the best judgments of management, the consolidated financial position of the Company and its subsidiaries would not be affected materially by the outcome of any pending legal proceedings.


Note 18: REGULATORY CAPITAL REQUIREMENTS

     National banks are required to maintain minimum levels of regulatory capital in accordance with regulations of the Office of the Comptroller of the Currency ("OCC"). The Federal Reserve Board ("FRB") imposes similar requirements for consolidated capital of bank holding companies. The OCC and FRB regulations require a minimum leverage ratio of Tier 1 capital to total adjusted average assets of 3.0% to 4.0% depending on the institution and minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.
     Under its prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized bank. Such actions could have a direct material effect on a bank's financial statements. The regulations establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, a bank is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0% (based on total adjusted average assets); a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.
     The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about capital components, risk weightings and other factors.
     As of December 31, 2004 and 2003, the Company and the subsidiary Bank met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the subsidiary Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the subsidiary Bank's capital classification.
     The following is a summary of the actual capital amounts and ratios as of December 31, 2004 and 2003 for the Company (consolidated) and the subsidiary Bank (in thousands):

                                           2004                   2003

                                   Amount       Ratio        Amount     Ratio

Consolidated
     Leverage (Tier 1) capital     $32,707       7.7%       $32,589      8.3%
     Risk-based capital:
        Tier 1                      32,707      15.2         32,589     16.2
        Total                       35,127      16.3         35,117     17.5

Subsidiary Bank
     Leverage (Tier 1) capital     $31,104       7.3%       $30,464      7.8%
     Risk-based capital:
        Tier 1                      31,104      14.4         30,464     15.2
        Total                       33,468      15.5         32,914     16.4

Note 19: PARENT COMPANY ONLY FINANCIAL INFORMATION

     The following presents the financial condition of the Parent Company as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years ended December 31, 2004, 2003 and 2002 (in thousands):


               CONDENSED STATEMENTS OF CONDITION (Parent only)


                                                        At December 31,

                                                       2004         2003
ASSETS
     Cash                                               $441        $513
     Securities available for sale, at fair value        235         285
     Investment in subsidiaries                       39,394      37,311

        Total assets                                 $40,070     $38,109

LIABILITIES AND STOCKHOLDERS'  EQUITY
     Deferred taxes payable - FASB No. 115               $49         $69

        Total liabilities                                 49          69

STOCKHOLDERS' EQUITY
     Common stock                                     $6,004      $6,004
     Surplus                                           4,418       4,418
     Undivided profits                                34,981      32,353
     Treasury stock, at cost                          (5,392)     (5,710)
     Accumulated other comprehensive income               10         975

        Total stockholders' equity                    40,021      38,040

        Total liabilities and stockholders' equity   $40,070     $38,109



                 CONDENSED STATEMENTS OF INCOME (Parent only)

                                                      Years ended December 31,

                                                       2004      2003     2002

Income
     Dividends from subsidiaries                     $1,450    $2,300   $3,312
     Dividends on securities available for sale           7         8        6
     Net gain on securities transactions                 88        --       --

        Total dividend income                         1,545     2,308    3,318

Expenses
     Other expense                                       29        19       38
        Total expenses                                   29        19       38

Income before income taxes and
   equity in undistributed net income
   of subsidiaries                                    1,516     2,289    3,280

Income tax (expense)/benefit                            (25)        5       13
Income before equity in undistributed net income
   of subsidiaries                                    1,491     2,294    3,293
Equity in undistributed net income of subsidiaries    3,018     1,359    1,339

Net income                                           $4,509    $3,653   $4,632



               CONDENSED STATEMENTS OF CASH FLOWS (Parent only)

                                                   Years ended December 31,

                                                  2004       2003       2002

Cash flows from operating activities:
     Net income                                 $4,509     $3,653     $4,632
     (Equity in)/distributions in
         excess of  undistributed
         net income                             (3,018)    (1,359)    (1,339)

Net cash provided by operating activities        1,491      2,294      3,293

Cash flows from financing activities:
     Proceeds from the sale of treasury stock      461        513        908
     Treasury stock purchased                     (253)    (1,001)    (2,544)
     Cash dividends paid on common stock        (1,771)    (1,685)    (1,579)

Net cash used by financing activities           (1,563)    (2,173)    (3,215)

Net increase in cash                               (72)       121         78

Cash beginning of period                           513        392        314

Cash end of period                                $441       $513       $392

Note 20: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Financial Instruments

     The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):



                                                                   2004                               2003

                                                          Carrying       Estimated           Carrying       Estimated
                                                           Amount       Fair Value            Amount       Fair Value

Financial Assets:
     Cash and cash equivalents                             $12,349        $12,349             $31,390        $31,390
     Securities available for sale*                        192,160        192,160             166,240        166,240
     Investment securities                                   7,587          7,804               9,711         10,030
     Loans (net of unearned income)                        188,535        189,439             171,230        173,260
        Less allowance for loan losses                       2,331             --               2,418             --

           Net loans                                       186,204        189,439             168,812        173,260
     Accrued interest receivable                             1,813          1,813               1,809          1,809

Financial Liabilities:
     Deposits
        Non-interest bearing demand                        $41,922        $41,922             $30,386        $30,386
        Savings, NOW and money market                      181,722        181,722             160,736        160,736
        Certificates of deposit and other time             107,990        108,224             117,125        118,292

           Total deposits                                  331,634        331,868             308,247        309,414
        Securities sold under agreements to repurchase      12,891         13,600              12,124         11,916
        Notes Payable - FHLB                                35,652         35,935              35,736         35,679
        Accrued interest payable                               259            259                 280            280


*Includes investments required for membership in FRB and FHLB.



REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM


The Board of Directors and Stockholders
CNB Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of CNB Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

                                                         /s/ KPMG LLP

Albany, New York
February 25, 2005

UNAUDITED INTERIM FINANCIAL INFORMATION
(In thousands, except per share data)

The following is a summary of unaudited quarterly financial information for each quarter of 2004 and 2003.




                                                              THREE MONTHS ENDED

                                      March 31, 2004     June 30, 2004   Sept. 30, 2004     Dec. 31, 2004

Total interest and dividend income         $4,841            $4,708           $4,951            $5,051
Total interest expense                      1,410             1,304            1,354             1,408

Net interest income                         3,431             3,404            3,597             3,643

Provision for loan losses                     150               150              125                75

Noninterest income                            978               620              541               470
Noninterest expense                         2,295             2,298            2,631             2,719

Income before income taxes                  1,964             1,576            1,382             1,319
Provision for income taxes                    587               437              357               351

Net income                                 $1,377            $1,139           $1,025              $968

Earnings per share:
    Basic                                   $0.62             $0.51            $0.46             $0.44
    Diluted                                  0.62              0.51             0.46              0.43






                                                              THREE MONTHS ENDED

                                      March 31, 2003     June 30, 2003   Sept. 30, 2003     Dec. 31, 2003

Total interest and dividend income         $5,170            $4,981           $4,749            $4,805
Total interest expense                      1,816             1,761            1,612             1,527

Net interest income                         3,354             3,220            3,137             3,278

Provision for loan losses                     385               135              135               635

Noninterest income                            712               525              615               462
Noninterest expense                         2,202             2,299            2,294             2,437

Income before income taxes                  1,479             1,311            1,323               668
Provision for income taxes                    396               329              325                78

Net income                                 $1,083              $982             $998              $590

Earnings per share:
    Basic                                   $0.49             $0.44            $0.45             $0.27
    Diluted                                  0.49              0.44             0.45              0.27



DESCRIPTION OF BUSINESS

CNB Bancorp, Inc., a New York corporation, organized in 1988, is a registered financial holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company, was organized in 1887 and is also headquartered in Gloversville, New York, with five branches located in the county of Fulton, one branch located in the county of Saratoga, one branch located in the county of Hamilton, and one branch located in the county of Montgomery. The subsidiary Bank is a full service commercial bank that offers a broad range of demand and time deposits; consumer, mortgage, and commercial loans; and trust and investment services. The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve Bank and the Office of the Comptroller of the Currency. On July 1, 2000, CNB Bancorp, Inc. acquired another wholly-owned subsidiary, Hathaway Agency, Inc., which was organized in 1915 and is also headquartered in Gloversville, New York. The subsidiary Insurance Agency specializes in commercial, industrial and not-for-profit businesses, as well as insuring the personal automobiles and homes of the people of Fulton County. The insurance agency is under the supervision of the New York
State Insurance Department.


MARKET AND DIVIDEND INFORMATION
CNB BANCORP, INC.

   The common capital stock - $2.50 par value is the only registered security of the Company and is inactively traded. The range of prices of this security known to management based on records of the Company and as supplied by Ryan, Beck and Co. on a quarterly basis and the quarterly cash dividends paid for the most recent two years are shown below:


                                                 2004

                               High        Low        Close     Dividend Paid

First Quarter                 $26.75     $22.60      $26.75         $ .20
Second Quarter                 26.75      24.00       25.00           .20
Third Quarter                  26.75      24.35       26.75           .20
Fourth Quarter                 27.75      26.25       26.65           .20

Number of shareholders on December 31     708


                                                 2003

                               High        Low        Close     Dividend Paid

First Quarter                 $26.50     $23.31      $23.95         $ .19
Second Quarter                 26.05      22.20       25.75           .19
Third Quarter                  29.00      25.50       27.25           .19
Fourth Quarter                 27.50      25.60       25.60           .19

Number of shareholders on December 31     697



A copy of Form 10K (Annual Report) for 2004, filed with the Securities and Exchange Commission by the Company, is available to shareholders free of charge by written request to:
                  George A. Morgan, Vice President and Secretary
                  CNB Bancorp, Inc., 10-24 N. Main Street,
                  P.O. Box 873, Gloversville, NY 12078

                      CITY NATIONAL BANK & TRUST COMPANY

                                ADMINISTRATION

WILLIAM N. SMITH...........................CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN..........EXECUTIVE VICE-PRESIDENT, CASHIER, AND TRUST OFFICER

                        COMPLIANCE AND RISK MANAGEMENT

GEORGE E. DOHERTY........................................SENIOR VICE-PRESIDENT

                                   FINANCE

MICHAEL J. FRANK................................VICE-PRESIDENT AND COMPTROLLER

                               HUMAN RESOURCES

DEBORAH A. BRANDIS..............................................VICE-PRESIDENT
CAROLE A. GOTTUNG.............................................TRAINING OFFICER

                                   LENDING

MICHAEL J. PEPE..........................................SENIOR VICE-PRESIDENT
BILL ARGOTSINGER................................................VICE-PRESIDENT
BRIAN HANRAHAN..................................................VICE-PRESIDENT
HENRI LANGEVIN..................................................VICE-PRESIDENT
RICHARD A. LEE..................................................VICE-PRESIDENT
MICHAEL G. LISKY................................................VICE-PRESIDENT
GARY R. CANFIELD......................................ASSISTANT VICE-PRESIDENT
MARY E. IANNOTTI......................................ASSISTANT VICE-PRESIDENT
JESSICA VITCHERFOSKI..............................................LOAN OFFICER

                                  MARKETING

LAWRENCE D. PECK................................................VICE-PRESIDENT

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

                             INVESTMENT SERVICES

RICHARD DIXON.......................................FINANCIAL SERVICES OFFICER

                                    AUDIT

BRIAN R. SEELEY........................................................AUDITOR

                                BRANCH OFFICES

ELIZABETH J. SIMONDS...................VICE-PRESIDENT AND BRANCH ADMINISTRATOR
DEBRA ELLSWORTH.................ASSISTANT VICE PRESIDENT, MANAGER, MAIN OFFICE
CHARLA BARKEVICH...........ASSISTANT VICE PRESIDENT, MANAGER, AMSTERDAM OFFICE
ROSEANN LAURIA..........ASSISTANT VICE PRESIDENT, MANAGER, FIFTH AVENUE OFFICE
TAMMY L. WARNER............ASSISTANT VICE PRESIDENT, MANAGER, JOHNSTOWN OFFICE
CONSTANCE A. ROBINSON.....ASSISTANT VICE PRESIDENT, MANAGER, NORTHVILLE OFFICE
TAMMY MALAGISI.................ASSISTANT VICE PRESIDENT, MANAGER, PERTH OFFICE
PETER E. BROWN..............ASSISTANT VICE PRESIDENT, MANAGER, SARATOGA OFFICE
DALE BROWN................ASSISTANT VICE PRESIDENT, MANAGER, SPECULATOR OFFICE
KAREN GARDINIER...............................BRANCH OFFICER, AMSTERDAM OFFICE
DENISE HLADIK..............................BRANCH OFFICER, FIFTH AVENUE OFFICE
NANCY RUPERT.............................BRANCH OFFICER, FREMONT STREET OFFICE
CYNTHIA DINGMAN...............................BRANCH OFFICER, JOHNSTOWN OFFICE
JOAN IRELAND.................................BRANCH OFFICER, NORTHVILLE OFFICE
SHEILA DORN.......................................BRANCH OFFICER, PERTH OFFICE
SERGE ROY......................................BRANCH OFFICER, SARATOGA OFFICE

                              City National Bank
                              and Trust Company


                               BANKING OFFICES


                               AMSTERDAM OFFICE
                 1 North Market Street o Amsterdam, NY 12010

                                 MAIN OFFICE
               10-24 North Main Street o Gloversville, NY 12078

                        TRUST AND INVESTMENT SERVICES
                52 North Main Street o Gloversville, NY 12078

                        FREMONT STREET DRIVE-UP OFFICE
                            Gloversville, NY 12078

                             FIFTH AVENUE OFFICE
                  185 Fifth Avenue o Gloversville, NY 12078

                               JOHNSTOWN OFFICE
                142 North Comrie Avenue o Johnstown, NY 12095

                              NORTHVILLE OFFICE
                   312 Bridge Street o Northville, NY 12134

                                 PERTH OFFICE
                     4178 State Hwy 30 o Town of Perth o
                             Amsterdam, NY 12010

                           SARATOGA SPRINGS OFFICE
                  295 Broadway o Saratoga Springs, NY 12866

                                  SPECULATOR
                     Routes 8 & 30 o Speculator, NY 12164

                              OTHER ATMs LOCATED
                    Nathan Littauer Hospital, Gloversville
                            Holiday Inn, Johnstown